As confidentially submitted to the Securities and Exchange Commission on April 1, 2021 as Amendment No. 2 to the draft registration statement submitted on January 11, 2021. This Amendment No. 2 to the draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Gyroscope Therapeutics Holdings Limited1

(Exact name of Registrant as specified in its charter)

England and Wales	2836	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Stevenage Bioscience Catalyst

Gunnels Wood Road

Stevenage, Hertfordshire, SG1 2FX

United Kingdom + 44 (0)1438 906770

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Gyroscope USA, Inc.

2200 Renaissance Boulevard, Suite 410

King of Prussia, PA 19406

(267) 523-2100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Richard D. Truesdell, Jr. Marcel R. Fausten Yasin Keshvargar Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000	Eric Blanchard Richard Segal Divakar Gupta Cooley LLP 55 Hudson Yards New York, NY 10001 (212) 479-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee(2)
Ordinary shares, nominal value £0.00001 per share(3)	$	$

(1)

Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes the aggregate offering price of additional ordinary shares represented by American Depositary Shares, or ADSs, that are issuable upon exercise of the underwriters’ option to purchase additional shares.

(2)	Calculated pursuant to Rule 457(o) under the Securities Act of 1933, as amended, based on an estimate of the proposed maximum aggregate offering price.
(3)

These ordinary shares are represented by ADSs, each of which represents one ordinary share of the registrant. ADSs issuable upon deposit of the ordinary shares registered hereby are being registered pursuant to a separate registration statement on Form F-6 (File No. 333-            ).

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

[1]

We intend to alter the legal status of our company under English law from a private limited company by re-registering as a public limited company and changing our name from Gyroscope Therapeutics Holdings Limited to Gyroscope Therapeutics Holdings plc prior to the completion of this offering. See the section titled “Corporate Reorganization” in the prospectus which forms a part of this registration statement. The term Gyroscope Therapeutics Holdings plc in the prospectus which forms a part of this registration statement refers to Gyroscope Therapeutics Holdings Limited.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                    , 2021

PRELIMINARY PROSPECTUS

American Depositary Shares

Gyroscope Therapeutics Holdings plc

(incorporated in England and Wales)

Representing            Ordinary Shares

We are offering                  American Depositary Shares, or ADSs. Each ADS represents one ordinary share. The ADSs may be evidenced by American Depositary Receipts, or ADRs. This is our initial public offering, and no public market currently exists for our ADSs or ordinary shares. All of the ADSs are being sold by us.

We anticipate that the initial public offering price per ADS will be between $                 and $                 . We intend to apply to list our ADSs on the Nasdaq Global Select Market under the symbol “VISN.”

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in our ADSs involves a high degree of risk. Before buying any ADSs, you should carefully read the discussion of material risks of investing in our ADSs in “Risk Factors” beginning on page 15 of this prospectus.

We are an “emerging growth company” and a “foreign private issuer” as defined under the U.S. federal securities laws and, as such, will be subject to reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company and a Foreign Private Issuer” for additional information.

	Per ADS	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	We have agreed to reimburse the underwriters for certain expenses. See “Underwriting” for additional information regarding underwriting compensation.

We have granted the underwriters an option to purchase up to                additional ADSs. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $            , and the total proceeds to us, before expenses, will be $            .

The underwriters expect to deliver the ADSs to purchasers on or about                     , 2021.

Morgan Stanley	Goldman Sachs & Co. LLC	Citigroup

The date of this prospectus is                    , 2021.

We and the underwriters have not authorized anyone to provide any information or to make any representations other than as contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we may have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither we nor the underwriters are making an offer to sell the ADSs in any jurisdiction where the offer or sale is not permitted. This offering is being made in the United States and elsewhere solely on the basis of the information contained in this prospectus. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the ADSs. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.

For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of this prospectus outside the United States.

i

We are incorporated under the laws of England and Wales. Under the rules of the U.S. Securities and Exchange Commission, or the SEC, we are currently eligible for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

All references in this prospectus to “U.S. dollars,” “dollars” or “$” are to the U.S. dollar. All references to “pounds” or “£” are to pounds sterling.

Financial Statements

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting and include the accounts of the Company and its subsidiaries. On December 17, 2020, Gyroscope Therapeutics Holdings Limited was incorporated under the laws of England and Wales to become the ultimate holding company for Gyroscope Therapeutics Limited pursuant to our corporate reorganization. See “Corporate Reorganization.” Prior to completion of this offering, Gyroscope Therapeutics Holdings Limited will re-register as a public limited company and change its name to Gyroscope Therapeutics Holdings plc. Prior to this offering, Gyroscope Therapeutics Holdings plc has only engaged in activities incidental to its formation, the corporate reorganization and this offering. Accordingly, a discussion and analysis of the results of operations and financial condition of Gyroscope Therapeutics Holdings plc for the period of its operations prior to the corporate reorganization would not be meaningful and are not presented. We have historically conducted our business through Gyroscope Therapeutics Limited and its subsidiaries, and therefore our historical consolidated financial statements present the consolidated results of operations of Gyroscope Therapeutics Limited. All intercompany balances and transactions have been eliminated in consolidation. Following the corporate reorganization, the historical consolidated financial statements of Gyroscope Therapeutics Holdings plc will be retrospectively adjusted to include the historical financial results of Gyroscope Therapeutics Limited for all periods presented.

We maintain the financial statements of each entity within our group in its functional currency. The majority of our expenses are incurred in pounds sterling, and the majority of our cash and cash equivalents are held in a combination of pounds sterling and U.S. dollars. We prepare our consolidated financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, as issued by the Financial Accounting Standards Board, or FASB. Unless otherwise indicated, certain pounds sterling amounts contained in this prospectus have been translated into U.S. dollars at the rate was $1.3662 to £1.00, which was the noon buying rate of the Federal Reserve Bank of New York on December 31, 2020, the last business day of the fiscal year ended December 31, 2020.

Commencing with the fiscal year ended December 31, 2020, we modified our fiscal year end to end on December 31. Previously our fiscal year ended on January 31. As a result of this change, the fiscal year ended December 31, 2020 was an 11-month transition period which began on February 1, 2020 and ended on December 31, 2020. We refer to this as our fiscal year ended December 31, 2020. As a result, our fiscal year ended December 31, 2020 is not comparable to prior or subsequent fiscal years.

The financial information contained in this prospectus includes our consolidated financial statements at and for the fiscal year ended January 31, 2020 and the fiscal year ended December 31, 2020.

This financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus.

The financial information contained in this prospectus does not amount to statutory accounts within the meaning of section 434(3) of the Companies Act 2006.

Market, Industry and Other Data

Market data and certain industry forecast data used in this prospectus were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information and industry publications. Industry publications generally state that the information they include has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed.

Similarly, internal reports and studies, estimates and market research, which we believe to be reliable and accurately extracted by us for use in this prospectus, have not been independently verified. However, we believe such data is accurate and agree that we are responsible for the accurate extraction of such information from such sources and its correct reproduction in this prospectus.

This prospectus also contains estimates, projections and other information concerning our industry, our business and the markets for our investigational gene therapies. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from our own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources. See “Special Note Regarding Forward-Looking Statements” for more information.

In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates.

Rounding

We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Trademarks, Service Marks and Trade Names

We own various trademark registrations and applications, and unregistered trademarks, including “Gyroscope,” “Orbit” and our corporate logo. All other trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective holders. Solely for convenience, the trademarks and trade names in this prospectus may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Corporate Reorganization

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to the terms “Gyroscope,” “Gyroscope Therapeutics,” “the company,” “we,” “us” and “our” refer to (i) Gyroscope Therapeutics Limited and its subsidiaries, prior to the completion of the transfer of the shares of Gyroscope Therapeutics Limited to Gyroscope Therapeutics Holdings Limited pursuant to the share exchange agreement, (ii) Gyroscope Therapeutics Holdings Limited, Gyroscope Therapeutics Limited and their respective subsidiaries after the completion of the share exchange agreement and prior to the re-registration of Gyroscope Therapeutics Holdings Limited as a public limited company and (iii) Gyroscope Therapeutics Holdings plc, Gyroscope Therapeutics Limited and their respective subsidiaries after the re-registration of Gyroscope Therapeutics Holdings Limited as a public limited company, which is expected to occur prior to the completion of this offering. See “Corporate Reorganization” for more information.

SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all the information that may be important to you, and we urge you to read this entire prospectus carefully, including the “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our consolidated financial statements and notes to those statements included elsewhere in this prospectus, before deciding to invest in our ADSs.

Overview of Gyroscope Therapeutics

We are a global clinical-stage gene therapy company developing gene therapy beyond rare diseases. Our mission is to preserve sight and fight the devastating impact of blindness. Our science is grounded in the genetic understanding of patients with serious eye diseases to make medicines designed to have a meaningful impact. Our initial focus is age-related macular degeneration, or AMD, one of the leading causes of irreversible blindness, affecting more than 196 million people worldwide. We are developing a differentiated pipeline of recombinant adeno-associated virus, or rAAV, gene therapy candidates targeting genetic variants in the complement pathway that we believe to be key drivers of AMD. Our investigational gene therapies are designed as one-time treatments. Our lead investigational gene therapy, GT005, is advancing in an ongoing Phase I/II clinical trial and is being evaluated in Phase II clinical trials in two different genetically defined patient populations with geographic atrophy, or GA, an advanced form of dry AMD. We have received Fast Track designation from the U.S. Food and Drug Administration, or the FDA, for GT005 for the treatment of GA secondary to AMD.

Genetically-defined therapeutics have been successfully developed for rare inherited diseases of the eye. However, unlike other disease areas such as oncology, ophthalmology has yet to experience the proliferation of treatments specifically tailored towards a person’s genetics. We are aiming to change this with development of our gene therapies, as we believe one-time gene therapies could fundamentally change the way people suffering vision loss are treated and the outcomes they achieve. We have assembled a world-class team that has deep expertise in genetics, gene therapy, the complement system and ophthalmology, and have established the critical operations that we believe are required to deliver medicines to patients, including research, clinical development, scalable manufacturing and delivery technology. By bringing together the right people with the right expertise focusing on the right challenge, we aim to deliver on our promise to patients: Vision for Life.

Age-Related Macular Degeneration, a Leading Cause of Blindness

Our initial focus is AMD, which causes progressive and permanent vision impairment leaving many people not only with devastating vision loss, but also loss of their independence as they lose the ability to read, drive or even recognize the faces of loved ones. There are two forms of AMD known respectively as dry AMD and wet AMD, with dry AMD representing 85-90% of the 196 million global AMD cases.

As dry AMD advances and becomes more severe it can lead to GA, which is characterized by loss of central and color vision. GA currently affects an estimated population of more than three million patients in the United States, France, Germany, Italy, Spain and the United Kingdom. Despite the scale of dry AMD and GA, there are currently no FDA-approved treatments for these diseases.

Recent research, published in Seminars in Immunopathology in 2017, has shown that over activation of the complement system, a key part of the immune system, is an important driver of AMD because it can lead to unnecessary inflammation that damages healthy eye tissues. Variants in genes associated with the complement system are a key driver of this disease, according to a 2014 article in Molecular Immunology. Data published in several other recent papers has shown individuals with genetic variants in the Complement Factor I, or CFI, Complement Factor H, or CFH, and C3 genes have an increased risk of developing AMD (odds ratios = 5.1-32.0,

1.7-23, and 1.4-2.7, respectively). Based on data from SCOPE, our ongoing natural history study, we estimate that approximately 98% of all patients with dry AMD that has advanced to GA have at least one genetic variant in their complement genes. In particular, a 2016 publication in Nature Genetics by Fritsche et al. found genetic variations in the genes encoding the key complement regulatory proteins, CFI and CFH, have been strongly correlated (p < 1.0 × 10–8 and p < 1.2 × 10–6, respectively) with the development and progression of dry AMD. These proteins naturally regulate the complement system in order to maintain balance, according to a 2009 article in Advances in Immunology. We believe increasing expression of these proteins with gene therapy has the potential to reduce inflammation and slow the progression of dry AMD, with the goal of preserving patients’ eyesight. To support our aim of bringing gene therapies to one of the leading causes of blindness, we are generating large genotyping and natural history databases in GA.

Our Gene Therapy Development Pipeline

We are advancing a novel pipeline of differentiated investigational rAAV gene therapies for serious eye diseases that impact large numbers of patients. We are initially focused on variants in genes for natural complement pathway regulatory proteins associated with an increased risk of AMD. We have retained global development and commercialization rights to all our programs.

Our lead programs, GT005 and GT011, focus on two key targets—CFI and factor H like-1, or FHL1, a splice variant of CFH, respectively. We believe that CFI has potential for use in the broad population of patients with GA secondary to AMD, regardless of underlying genotype, with particular potential in the sub-population of GA patients with rare variants in their CFI gene. In addition, we believe FHL1 has potential for enhanced effect in patients with CFH-related genetic variants. We have designed our clinical strategy to evaluate GT005 in the broad population of patients with GA secondary to AMD, as well as GT005 and GT011 in the specific CFI and CFH-related genetic variant populations of patients with GA secondary to AMD where they have potential for enhanced effect.

Our pipeline is summarized below:

* FDA Fast Track designation granted

** We are currently contemplating the use of an AAV8 vector for this program. In addition, we are evaluating an alternative construct utilizing an AAV2 vector. We expect to progress only one of these programs into clinical development.

In addition to our lead programs, we expect to select a candidate for our preclinical bicistronic (dual target) investigational gene therapy program for wet AMD by the second half of 2021.

Our Lead Investigational Gene Therapy: GT005 for the Treatment of GA Secondary to AMD

Our lead investigational gene therapy, GT005, is designed to restore balance to an overactive complement system by increasing production of CFI, a natural complement regulatory protein. GT005 is designed as a one-time treatment for patients with GA secondary to AMD that we believe has the potential to slow the progression of disease. Our Phase II strategy for GT005 is based on research by two of our academic founders,

Professor David Kavanagh and the late Professor Sir Peter Lachmann, whose scientific contributions helped lay a foundation for the development of our complement factor therapies and who have had continuing roles advising us and our board of directors as we have grown as a company. Professor David Kavanagh demonstrated in a genotyping study of people with and without AMD that rare genetic variants in the CFI gene were associated with a higher risk of developing advanced AMD. Professor Kavanagh currently serves as a special advisor to our board of directors, sits on our scientific advisory board and is one of our shareholders. The late Professor Sir Peter Lachmann showed that ex vivo CFI supplementation could dampen complement hyperactivity within serum of people with various AMD risk phenotypes, irrespective of their underlying genotype. Based on this research, we believe GT005 could address the broad population of GA patients irrespective of the underlying complement-related genotype, in addition to having a potentially enhanced treatment effect in GA patients who have rare variants in their CFI gene.

We are currently evaluating the safety and efficacy of GT005 administered as a single subretinal injection in our two Phase II, multicenter, randomized, controlled trials, EXPLORE and HORIZON. The primary endpoint for both trials is progression of GA over 48 weeks. EXPLORE is enrolling patients with GA secondary to AMD who have rare variants in their CFI gene associated with low CFI expression levels. We estimate this patient population represents more than 100,000 patients in the United States, France, Germany, Italy, Spain and the United Kingdom, or approximately 3% of the total GA patient population. HORIZON is enrolling a broad group of patients with GA secondary to AMD who have at least one genetic variant in a complement gene. The patient population being evaluated in HORIZON represents approximately 95% of the total GA population, which we have forecasted to grow to more than four million people in the United States, France, Germany, Italy, Spain and the United Kingdom by 2030. Patients in HORIZON will be stratified by genotype in order to identify additional genetic subgroups that may show an enhanced treatment effect. In addition, we have an ongoing Phase I/II open-label trial called FOCUS, which is evaluating the safety and dose response of GT005 in patients with GA secondary to AMD. The dose-escalation phase of FOCUS is complete, and patients are being enrolled into additional cohorts. To our knowledge, GT005 is the first investigational gene therapy in Phase II testing for the treatment of GA secondary to AMD.

Our goals with our initial GT005 clinical program are to characterize the safety profile of GT005, evaluate GT005’s ability to enhance CFI expression levels, evaluate its ability to modulate the complement system and, ultimately, evaluate its ability to provide clinical benefit. The open-label Phase I/II FOCUS trial is designed for initial evaluation of the first three goals, as well as for dose escalation. The randomized, controlled Phase II EXPLORE and HORIZON trials seek to further characterize the profile of GT005, provide initial data on clinical benefit in patients with GA and inform dose selection for future clinical development.

We are very encouraged by the initial data generated in the FOCUS trial. To date, the three doses of GT005 being evaluated in FOCUS have been reported to be well tolerated with no signs of GT005-related inflammation and no treatment-related serious adverse events. There was one possible GT005-related adverse event of special interest, which was suspected choroidal neovascularization of moderate intensity and successfully treated with anti-VEGF therapy. There were 12 adverse events considered to be related to the surgical procedure; the majority were mild. We observed that all three doses of GT005 also induced a consistent, elevated and sustained expression of CFI compared to baseline in both the CFI rare variant and broad GA patients evaluated. Nine out of 10 patients treated with GT005 had increases in CFI levels, with an average increase of 146% compared to baseline (p=0.02). Of the nine patients with increased CFI levels, eight showed a sustained increase in CFI levels at week 24 and beyond, with our first patient showing a sustained increase in CFI levels at 84 weeks. The most recent measurement for the ninth patient with increased CFI levels was week 12. In addition, we observed significant and sustained decreases in the vitreous levels of key proteins associated with complement over-activation (Ba and C3 breakdown proteins: C3b, iC3b and C3c). These decreases in Ba and C3 breakdown proteins were observed in both the broad GA and CFI rare variant patients. There was a significant correlation between increased CFI levels and decreases in Ba levels (p=0.03). As we continue to enroll patients and collect data in the FOCUS trial, we expect to update our interim data periodically. We expect to report further data from FOCUS in 2021, final data from FOCUS in 2022 and topline results from EXPLORE and HORIZON in the first half of 2023.

We have invested significant resources and efforts in establishing the critical operations required to scale and deliver our medicines to large patient populations, if approved. Our global clinical infrastructure encompasses trial sites across eight countries; our proprietary, scalable and reproducible suspension manufacturing platform has been scaled to 200L and can generate yields of approximately 3,000 doses per batch; and our novel and proprietary Orbit Subretinal Delivery System, or Orbit SDS, has received FDA 510(k) clearance for microinjection into the subretinal space, based on delivery of balanced salt solution or BSS PLUS, a proprietary version of balanced salt solution. The use of the Orbit SDS for microinjection of cell or gene therapies is currently investigational. Our Orbit SDS technology complements our investigational gene therapies by providing a differentiated delivery device that aims to improve the precision and predictability of delivering therapies to the subretinal space within the eye. In addition, we have established in-house research capabilities to support analytical testing for our clinical trials and are generating large genotyping and natural history databases in GA. Bringing gene therapy solutions to large patient populations requires highly scalable infrastructure and we have and continue to invest in expanding both the scope and breadth of our capabilities.

Our Earlier Stage Investigational Gene Therapies

In addition to GT005, we are developing a broad pipeline of additional investigational gene therapy programs targeting both dry and wet AMD. Our second investigational gene therapy, GT011, is a preclinical rAAV gene therapy that is designed to induce expression of FHL1, a splice variant of CFH that we believe has advantageous characteristics for the treatment of GA secondary to AMD. CFH gene variants, and particularly variants within the FHL1 coding sequence, follow CFI gene variants as being among the highest risk factors for AMD. The CFH and FHL1 variant population represents approximately 40% of the total GA population. GT011 has advanced through the candidate selection stage and is proceeding to Investigational New Drug, or IND, enabling studies. We expect to file an IND application with the FDA for GT011 in the first half of 2022. In addition, we have multiple ongoing internal and collaboration research efforts to apply gene therapy to evaluate novel biologic targets for diseases of the eye, including a dual mechanism, or bicistronic, preclinical gene therapy program designed to target multiple biological pathways associated with wet AMD within one rAAV construct.

Our Culture and People

We have created a culture that defines how we operate: we care for our People, have passion for our Patients and deliver on our Promise. Based on these pillars, we have purposefully built an organization with deep scientific, development and commercial expertise in genetics, gene therapy, the complement system and ophthalmology.

Members of our management team have world-class expertise in development and commercialization of ophthalmology drugs, complement, genetics and the manufacture and delivery of gene therapies. Members of our core management team have supported the development of over 40 therapies and have also led the commercial launch or lifecycle management of 25 approved products, including Lucentis. We also draw upon the collective expertise of 149 employees, of whom 35 have Ph.D.s or M.D.s, with significant experience across discovery, preclinical research, manufacturing and clinical development. Our team is located across three key biotechnology and gene therapy hubs in the world: London, Philadelphia and San Francisco. Our management team is supported by our board of directors, a group of renowned investors and industry veterans, including past and current C-suite executives of large global biopharmaceutical and innovative biotech companies.

We were founded by leading scholars who established the scientific basis for GT005, including the late Professor Sir Peter Lachmann, former emeritus Sheila Joan Smith Professor of Immunology at the University of Cambridge and David Kavanagh, Ph.D., Professor of Nephrology at the University of Newcastle. The pioneering work of Professor Kavanagh and the late Professor Sir Peter Lachmann provided the foundation of our clinical development program for GT005. We were founded by Syncona Limited, or Syncona, a leading healthcare investment company focused on founding, building and funding global leaders in life sciences. In addition, we have established scientific and clinical advisory boards comprised of experts in the fields of gene therapy, AMD, complement, human genetics and ocular drug discovery and development.

Our History and Achievements

Since our founding in 2016, we have rapidly executed on our strategic objectives. We filed a clinical trial application with the Medicines and Healthcare products Regulatory Agency in the United Kingdom in 2017 and an IND application with the FDA in the United States in 2018 for our lead investigational gene therapy, GT005, and have subsequently dosed patients in three ongoing clinical trials, with positive interim data reported from our ongoing Phase I/II FOCUS clinical trial in February 2021. In parallel with our preclinical and clinical development, we have developed a proprietary manufacturing platform capable of meeting our clinical and commercial needs across two rAAV serotypes. In 2019, we added delivery technology capabilities with the further development of the Orbit SDS device, for which we subsequently obtained FDA 510(k) clearance to further our goals of bringing gene therapies beyond rare diseases.

Our Strengths

Our ambition is to discover, develop and deliver novel gene therapies for large patient populations with serious eye diseases who currently have limited or no treatment options, starting with AMD. Our science is grounded in the genetic understanding of patients with serious eye diseases to make medicines designed to have a meaningful impact. We believe one-time gene therapies could fundamentally change the way people suffering from vision loss are treated and the outcomes they achieve.

We believe the following strengths will allow us to build our leadership position in AMD and other diseases of the eye, and achieve our longer-term goal of delivering gene therapies to people in need:

•	Global organization with leading expertise in genetics, gene therapy, the complement system and ophthalmology to advance a development pipeline of novel gene therapies for AMD;

•	Lead investigational gene therapy GT005, if approved, has potential to be the first gene therapy for the treatment of GA secondary to AMD;

•	Large genotyping and natural history databases in GA to support our goal of bringing gene therapies to one of the leading global causes of blindness;

•	Innovative in-house research capabilities that allow us to develop next-generation and novel investigational gene therapy programs;

•	Comprehensive in-house drug delivery capabilities, such as the Orbit Subretinal Delivery System;

•	Early investment into suspension manufacturing technology that is designed to be scalable for large patient populations; and

•	World-class expertise in gene therapy drug development, manufacturing and product commercialization.

Our Strategy

Our goal is to unlock the full potential of ocular gene therapy to address large patient populations beyond rare diseases. The key elements of our strategy to achieve this are:

•	Complete the clinical development of, and obtain regulatory approval for, GT005, our lead investigational gene therapy;

•	Leverage the findings from our genotyping initiatives and ongoing natural history study, SCOPE, to identify patients and further inform our clinical development strategy;

•	Develop our earlier stage gene therapy programs, including GT011 and our bicistronic investigational gene therapy, and identify and develop further programs in AMD and other diseases of the eye;

•	Continue to advance our innovative proprietary delivery capabilities to broaden the number of patients our treatments can reach;

•	Expand our commercial manufacturing capabilities and infrastructure to streamline clinical development and enable commercial scale; and

•	Build upon our existing global presence and infrastructure.

Recent Developments

On March 26, 2021, we entered into a subscription agreement, pursuant to which we sold 67,065,214 of our Series C preferred shares to certain investors for a total of approximately $148.0 million (before deducting offering expenses of $1.4 million), consisting of (i) approximately $108.0 million of cash proceeds from the sale of the Series C preferred shares, (ii) conversion of approximately $15.0 million aggregate principal amount of outstanding convertible loan notes at a per share conversion price of $2.30, and (iii) conversion of approximately $25.0 million aggregate principal amount of outstanding convertible loan notes at a per share conversion price of $1.84, which we collectively refer to as the Series C Financing, which closed on March 29, 2021. See “Related

Party Transactions.” As of December 31, 2020, after giving pro forma effect to the Series C Financing and our receipt of the net proceeds therefrom, we had cash and cash equivalents of approximately $142.5 million.

On March 26, 2021, we amended and restated our exclusive patent license agreement with Syncona IP Holdco Limited. For a detailed description of certain terms of this agreement, see “Business—Collaborations and License Agreements.”

Risks Associated with Our Business

Our business is subject to a number of risks of which you should be aware before making an investment decision. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth in the section titled “Risk Factors” before deciding whether to invest in our ADSs. Among these important risks are, but such risks are not limited to, the following:

•	We are a clinical-stage gene therapy company and have incurred significant net losses, and we expect to incur losses for the foreseeable future.

•	We may never achieve or maintain profitability.

•

Even if we consummate this offering, we will need substantial additional funding to complete the development and commence commercialization of our investigational gene therapies, which may not be available on acceptable terms, if at all. If we are unable to obtain additional funding when required, we may be forced to delay, reduce or eliminate our investigational gene therapy programs or other operations.

•	We are heavily dependent on the success of our lead investigational gene therapy, GT005.

•	Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

•

In preparation of this offering, we identified material weaknesses in our internal control over financial reporting. If we are unable to successfully remediate the existing material weaknesses in our internal control over financial reporting, the accuracy and timing of our financial reporting may be adversely affected.

•

All of our investigational gene therapies are in preclinical or clinical development. Clinical trials are difficult to design and implement, and they involve a lengthy and expensive process with uncertain outcomes. We may encounter substantial delays in completing, or ultimately be unable to complete, the development of our current and future investigational gene therapies.

•	The COVID-19 pandemic has adversely impacted, and may continue to adversely impact, our business, including our planned clinical trials and ongoing and planned preclinical studies.

•	We may fail to demonstrate safety and efficacy of our investigational gene therapies to the satisfaction of applicable regulatory authorities.

•

We rely, and expect to continue to rely, on third parties to conduct our preclinical studies and clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our investigational gene therapies and our business could be substantially harmed.

•	We currently utilize, and expect to continue to utilize, third parties to conduct our product manufacturing, and these third parties may not perform satisfactorily.

•

We are dependent on a limited number of suppliers and, in some instances, a sole supplier, for some of our components and materials used in our investigational gene therapies and in our Orbit SDS device.

•

We face significant competition in an environment where multiple companies have ongoing clinical trials and are aiming to impact the patient unmet need. There is a possibility that our competitors may achieve regulatory approval before us or develop therapies that are more advanced or effective than ours, which may adversely affect our financial condition and our ability to successfully market or commercialize our investigational gene therapies.

•

We currently have no marketing or field force. If we are unable to establish effective sales and marketing capabilities or enter into agreements with third parties to market and sell GT005 or other investigational gene therapies that may be approved, we may not be successful in commercializing our investigational gene therapies or devices if and when approved, and we may be unable to generate any product revenue.

•

If we are unable to obtain, maintain and enforce patent protection for our current investigational gene therapies and devices, and any future investigational gene therapies or devices we may develop, or if the scope of the patent protection obtained is not sufficiently broad, our competitors or other third parties could develop and commercialize gene therapies and devices similar or identical to ours and our ability to successfully develop and commercialize our investigational gene therapies and devices may be adversely affected.

•	We are, and may in the future be, subject to legal proceedings alleging that we are infringing, misappropriating or otherwise violating their intellectual property rights.

•	As an English public limited company, certain capital structure decisions will require shareholder approval, which may limit our flexibility to manage our capital structure.

Corporate Information

Gyroscope Therapeutics Holdings Limited is a private limited company incorporated under the laws of England and Wales in December 2020 with nominal assets and liabilities and is to become the ultimate holding company of Gyroscope Therapeutics Limited and re-register as a public limited company. Gyroscope Therapeutics Limited was incorporated under the laws of England and Wales in April 2016. Our registered office is located at Stevenage Bioscience Catalyst, Gunnels Wood Road, Stevenage, Hertfordshire, SG1 2FX, United Kingdom and our telephone number is +44 (0)1438 906770. Our website address is www.gyroscopetx.com. The information contained on or accessible through our website is not incorporated by reference into this prospectus, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our ADSs. We have included our website address as an inactive textual reference only. Our agent for service of process in the United States is Gyroscope USA, Inc.

Corporate Reorganization

Prior to the completion of this offering, (i) Gyroscope Therapeutics Holdings Limited incorporated Gyroscope Holdings (UK) Limited, a new wholly owned subsidiary that will ultimately become the direct holding company of Gyroscope Therapeutics Limited and (ii) Gyroscope Therapeutics Holdings Limited will re-register as a public limited company and change its name to Gyroscope Therapeutics Holdings plc. Pursuant to the terms of the corporate reorganization, the shareholders of Gyroscope Therapeutics Limited will exchange each of the shares held by them in Gyroscope Therapeutics Limited for the same number and class, and with the same rights attaching thereto, of newly issued shares of Gyroscope Therapeutics Holdings Limited and, as a result, Gyroscope Therapeutics Limited will become a wholly owned subsidiary of Gyroscope Therapeutics Holdings Limited.

In addition, each class of shares of Gyroscope Therapeutics Holdings plc (other than deferred shares) will be reorganized into one class of ordinary shares of Gyroscope Therapeutics Holdings plc at the ratios set forth under the section of this registration statement entitled “Corporate Reorganization” and will then be consolidated and subdivided to reflect an approximately         -for-         reverse split prior to the completion of this offering.

After this offering, it is expected that Gyroscope Holdings (UK) Limited (wholly owned by Gyroscope Therapeutics Holdings Limited) will acquire the entire issued share capital of Gyroscope Therapeutics Limited in exchange for an issue of shares in Gyroscope Holdings (UK) Limited and, as a result, Gyroscope Therapeutics Limited will become a wholly owned subsidiary of Gyroscope Holdings (UK) Limited. Please see “Corporate Reorganization” in this prospectus for more information.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies in the United States. These provisions include:

•

a requirement to have only two years of audited financial statements in this prospectus and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus;

•	reduced executive compensation disclosure; and

•	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002.

We may choose to take advantage of some but not all of these reduced disclosure requirements. We may take advantage of these provisions until we are no longer an emerging growth company. We will remain an emerging growth company until the earliest to occur of: (1) (a) the last day of the fiscal year following the fifth anniversary of the closing of this offering, (b) the last day of the fiscal year in which our annual gross revenue is $1.07 billion or more, or (c) the date on which we are deemed to be a “large accelerated filer,” under the rules of the SEC, which means the market value of our equity securities that is held by non-affiliates exceeds $700 million as of the end of our second quarter and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Emerging Growth Company Status.” We have elected to use the extended transition period under the JOBS Act. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.

Upon the completion of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act;

•	the requirement to comply with Regulation Fair Disclosure, or Regulation FD, which regulates selective disclosure of material information;

•

the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•

the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer. As a result, we do not know if some investors will find our ADSs less attractive, which may result in a less active trading market for our ADSs or more volatility in the price of our ADSs.

As a result of the above, the information contained in this prospectus may be different from the information you receive from other public companies in which you hold shares.

THE OFFERING

This summary highlights information presented in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before investing in our ADSs. You should carefully read this entire prospectus before investing in our ADSs including “Risk Factors” and our consolidated financial statements.

Issuer	Gyroscope Therapeutics Holdings plc

Offering	We are offering ADSs, each ADS representing one ordinary share.

Option to purchase additional ADSs	We have granted the underwriters the right to purchase up to an additional ADSs from us within 30 days of the date of this prospectus.

American Depositary Shares	Each ADS represents one ordinary share, nominal value £0.00001 per share. The ADSs may be evidenced by American Depositary Receipts, or ADRs. The depositary will hold the ordinary shares underlying the ADSs in a custody account with the custodian, and you will have the rights of an ADS holder or beneficial owner (as applicable) as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time. To better understand the terms of our ADSs, see “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Depositary

Custodian

Listing	We intend to apply to list our ADSs on the Nasdaq Global Select Market under the symbol “VISN.”

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, to be approximately $ million, or $ million if the underwriters exercise their option to purchase additional ADSs in full, based on an assumed initial public offering price of $ per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus.

We currently intend to use the net proceeds from this offering, together with our existing cash, as follows:

•	approximately $ million to $ million to advance our lead product candidate, GT005, including to fund our ongoing Phase I/II FOCUS clinical trial, ongoing Phase II EXPLORE clinical trial and our ongoing Phase II HORIZON clinical trial;

•	approximately $ million to $ million to advance our product candidate, GT011; and

•	the balance for the development of our other preclinical programs and general corporate purposes, including general and administrative expenses and working capital.

See “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our ADSs.

Unless otherwise stated in this prospectus, the number of our ordinary shares to be outstanding after this offering is based on                  ordinary shares issued and outstanding as of December 31, 2020, having given effect to the issuance of an aggregate of 67,065,214 of our series C preferred shares in March 2021 pursuant to the Series C Financing and the corporate reorganization and includes ordinary shares in the form of ADSs to be issued and sold by us in this offering, and excludes:

•	5,366,992 ordinary shares issuable upon the exercise of options outstanding as of December 31, 2020;

•	ordinary shares issuable upon the exercise of options outstanding after December 31, 2020;

•	ordinary shares authorized for future issuance under our 2021 Equity Incentive Plan, or the 2021 Equity Incentive Plan, to be adopted in connection with this offering; and

•	ordinary shares authorized for future issuance under our 2021 Employee Share Purchase Plan, or the 2021 ESPP, to be adopted in connection with this offering.

Unless otherwise indicated, all information contained in this prospectus also reflects and assumes:

•	the consummation of the Series C Financing, including the issuance of 67,065,214 of our series C preferred shares in March 2021 and the receipt of the net proceeds therefrom;

•	the consummation of the transactions described under “Corporate Reorganization” prior to the closing of this offering;

•	an initial public offering price of $ per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus; and

•	no exercise of the option granted to the underwriters to purchase up to an additional ADSs in connection with this offering.

SUMMARY FINANCIAL AND OTHER INFORMATION

The following tables present our summary consolidated financial data. We derived the summary consolidated statements of operations and comprehensive loss data for the fiscal year ended January 31, 2020 and the fiscal year ended December 31, 2020 and the summary consolidated balance sheet data as of December 31, 2020 from our audited financial statements included elsewhere in this prospectus. Our historical results for the fiscal year ended January 31, 2020 are not directly comparable to the fiscal year ended December 31, 2020, for which we had an 11-month fiscal year. We prepare our financial statements in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, as issued by the Financial Accounting Standards Board, or FASB.

We maintain the financial statements of each entity within the group in its local currency, which is also the entity’s functional currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Exchange gains or losses arising from foreign currency transactions are included in other expense, net in the consolidated statement of comprehensive loss.

For financial reporting purposes our financial statements have been presented in U.S. dollars, the reporting currency. The financial statements of entities are translated from their functional currency into the reporting currency as follows: assets and liabilities are translated at the exchange rates at the balance sheet dates, revenue and expenses are translated at the average exchange rates and shareholders’ equity is translated based on historical exchange rates. Translation adjustments are not included in determining net loss but are included as a foreign exchange adjustment to other comprehensive loss, a component of shareholders’ equity.

As of December 31, 2020, the last business day of the fiscal year ended December 31, 2020, the representative exchange rate was $1.3662 to £1.00, which was the noon buying rate of the Federal Reserve Bank of New York on such date.

This financial information should be read in conjunction with “Presentation of Financial and Other Information,” “Corporate Reorganization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future.

	Fiscal Year Ended January 31, 2020	Fiscal Year Ended December 31, 2020
	(in thousands, except for share and per share data)
Consolidated Statements of Operations and Comprehensive Loss Data:
Revenue	$2,966	$864
Cost of revenue	1,053	112

Gross profit	1,913	752
Operating expenses:
Research and development	24,844	41,307
General and administrative	16,998	24,389

Total operating expenses	41,842	65,696

Loss from operations	(39,929)	(64,944)

Other income (expense), net:
Other income (expense), net	(144)	825
Interest expense, net	(9)	(174)
Benefit from R&D tax credit	6,264	10,857

Total other income, net	6,111	11,508

Loss before income taxes	(33,818)	(53,436)
Income tax benefit	283	264

Net loss	$(33,535)	$(53,172)

Other comprehensive income
Foreign exchange translation adjustment	1,956	(1,965)
Total comprehensive loss attributable to ordinary shareholders—basic and diluted	$(31,579)	$(55,137)

Net loss per share attributable to ordinary shareholders—basic and diluted	$(12.89)	$(11.15)

Weighted average ordinary shares outstanding—basic and diluted	2,602,516	4,767,392

Pro forma net loss attributable to ordinary shareholders(1)		$(53,172)

Pro forma net loss per share attributable to ordinary shareholders—basic and diluted(1)		$(0.75)

Pro forma weighted average shares of ordinary shares used in computing net loss per share attributable to ordinary shareholders—basic and diluted(1)		71,074,406

(1)

Pro forma net loss per share attributable to ordinary shareholders—basic and diluted (unaudited) and pro forma weighted average ordinary shares outstanding—basic and diluted (unaudited) gives effect to our corporate reorganization as described under “Corporate Reorganization” as if such transactions had occurred on February 1, 2020.

	As of December 31, 2020
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
	(in thousands, except share data)
Consolidated Balance Sheets Data:
Cash and cash equivalents	$20,915	$	$
Working capital(3)	(6,644)
Total assets	48,387
Total debt	25,428
Preferred shares	1
Ordinary shares	—
Additional paid-in capital	112,682
Accumulated other comprehensive loss	(874)
Accumulated deficit	(108,805)
Total shareholders’ equity	3,004

(1)

The unaudited pro forma balance sheet data gives effect to (i) the consummation of the Series C Financing and our receipt of net proceeds therefrom and (ii) our proposed corporate reorganization as described under “Corporate Reorganization” as if such transactions had occurred on December 31, 2020.

(2)

The unaudited pro forma as adjusted balance sheet data gives effect to (i) the consummation of the Series C Financing and our receipt of net proceeds therefrom, (ii) our proposed corporate reorganization as described under “Corporate Reorganization” as if such transactions had occurred on December 31, 2020 and (iii) the issuance and sale of                ADSs in this offering by us at an assumed initial public offering price of $                per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, and the application of the net proceeds of the offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, as set forth under “Use of Proceeds.” Each $1.00 increase or decrease in the assumed initial public offering price of $                per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted amount of each of cash, working capital, total assets and total shareholders’ equity by $                million, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions. An increase or decrease of 1,000,000 in the number of ADSs offered by us, as set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted amount of each of cash, working capital, total assets and total shareholders’ equity by $                million, assuming the assumed initial public offering price per ADS remains the same, and after deducting underwriting discounts and commissions. This pro forma as adjusted information is illustrative only and will depend on the actual initial public offering price and other terms of this offering determined at pricing.

(3)	We define working capital as current assets less current liabilities.

RISK FACTORS

Investing in our ADSs involves a high degree of risk. Before deciding whether to invest in the ADSs, you should carefully consider the risks described below and all other information contained in this prospectus, including our consolidated financial statements and the related notes included elsewhere in this prospectus. We believe the risks described below are the risks that are material to us as of the date of this prospectus. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and growth prospects. In these circumstances, the market price of our ADSs could decline and you may lose all or part of your investment. You should also carefully review the cautionary statements referred to under “Special Note Regarding Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in this prospectus.

Risks Related to Our Financial Position and Need for Additional Capital

We are a clinical-stage gene therapy company and have incurred significant net losses, and we expect to incur losses for the foreseeable future.

We are a clinical-stage gene therapy company with a limited operating history. Since our inception in 2016, we have incurred significant net losses. Our net losses were $33.5 million and $53.2 million for the fiscal years ended January 31, 2020 and December 31, 2020, respectively. As of December 31, 2020, we had an accumulated deficit of $108.8 million. We have financed our operations primarily through private placements of preferred shares and convertible loan notes, a substantial portion of which have been issued to Syncona. To date, we have devoted substantially all of our efforts to research, development and manufacturing of our investigational gene therapies, including clinical development of our lead investigational gene therapy, GT005, as well as building out our management team. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future as we continue our research and development efforts and seek to obtain regulatory approval and commercialization of our investigational gene therapies, particularly if we advance our investigational gene therapies into later-stage clinical development, which is generally more expensive than early-stage development. These net losses will adversely impact our shareholders’ equity and net assets and may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will increase substantially if, and as, we:

•

continue research and development of our investigational gene therapies, including our ongoing clinical trials including our ongoing SCOPE natural history study, our ongoing FOCUS Phase I/II open label study of GT005, our two ongoing EXPLORE and HORIZON Phase II clinical trials of GT005, and our planned ORACLE long-term follow up study;

•

initiate clinical trials and preclinical studies for GT011, our bicistronic gene therapy program or any additional investigational gene therapies that we may pursue in the future and further develop our pipeline of investigational gene therapies;

•

prepare our biologics license application, or BLA, and marketing authorization application, or MAA, for each of our investigational gene therapies and otherwise seek regulatory approval for any investigational gene therapies that successfully complete clinical trials;

•	prepare 510(k) clearance submission or premarket approval, or PMA, applications for future generations of Orbit SDS or other medical devices we may develop;

•	manufacture our investigational gene therapies in accordance with current good manufacturing practices, or cGMP, for clinical trials or potential commercial sales;

•	establish and validate in-house or contracted commercial-scale cGMP manufacturing capabilities;

•	develop, manufacture and validate medical devices, including Orbit SDS, to deliver our investigational gene therapies;

•	establish a sales, marketing and distribution infrastructure to commercialize any investigational gene therapies or device for which we may obtain marketing approval;

•	develop, maintain, expand, protect and enforce our intellectual property portfolio;

•	acquire or in-license other product candidates and technologies;

•

add clinical, scientific, operational, financial and management information systems and personnel, including personnel to support our investigational gene therapies and delivery system development, and potential future commercialization efforts;

•	confirm, maintain or obtain freedom to operate for any of our owned or licensed technologies and investigational gene therapies;

•	expand our operations in the United States, the United Kingdom and Europe and potentially other countries;

•	incur additional legal, accounting and other expenses associated with operating as a public company; and

•

incur additional setbacks or delays to the initiation or completion of preclinical studies, product development or clinical trials, or any disruption or delays to the supply of our investigational gene therapies or medical devices, due to COVID-19.

We may never succeed in any or all of these activities and, even if we obtain regulatory approval of and are successful in commercializing one or more of our investigational gene therapies, we may incur substantial research and development and other expenditures to develop and market additional product candidates. We may encounter unforeseen expenses, difficulties, complications, delays and unknown factors that may adversely affect our business. The size of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue.

We may never achieve or maintain profitability.

We do not know if or when we will become profitable. To date, we have not commercialized any products or generated any revenue from sales of our investigational gene therapies. We do not expect to generate any revenue from sales of our investigational gene therapies in the foreseeable future and, even if we do, we may never generate revenues that are significant or large enough to achieve profitability. Even if one or more of the investigational gene therapies that we develop is approved for commercial sale, we anticipate incurring significant costs associated with commercializing any approved investigational gene therapies and any medical devices we may develop. Our expenses could increase beyond our current expectations if we are required by the U.S. Food and Drug Administration, or the FDA, the UK Medicines and Healthcare products Regulatory Agency, or the MHRA, the European Medicines Agency, or the EMA, or other regulatory agencies to perform clinical trials or studies in addition to those that we currently anticipate.

If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would decrease the value of our ADSs and could impair our ability to raise capital, maintain our research and development efforts, expand our business or continue our operations. A decline in the value of our ADSs also could cause you to lose all or part of your investment.

Even if we consummate this offering, we will need substantial additional funding to complete the development and commence commercialization of our investigational gene therapies, which may not be available on acceptable terms, if at all. If we are unable to obtain additional funding when required, we may be forced to delay, reduce or eliminate our investigational gene therapy programs or other operations.

The development of investigational gene therapies is capital intensive. Since our inception, we have used substantial amounts of cash to fund our operations and expect our expenses to increase substantially in connection with our ongoing and planned activities. In order to fund further operations, we will need to raise capital in addition to the net proceeds of this offering. We may seek these funds through a combination of private and public equity offerings, debt financings, government grants, strategic collaborations and licensing arrangements. Additional financing may not be available when we need it or may not be available on terms that are favorable to us.

To date, we have financed our operations primarily through private placements of preferred shares and convertible loan notes, a substantial portion of which have been issued to Syncona. Since May 2016, we have received an aggregate of $259.3 million cash proceeds from the private placement of preferred shares and convertible loan notes. As of December 31, 2020, after giving effect to the Series C Financing and our receipt of the net proceeds therefrom, we had $142.5 million in cash and cash equivalents. We estimate that our net proceeds from this offering will be $             million, based on an assumed initial public offering price of $             per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us. We believe that, based on our current operating plan, the net proceeds from this offering, together with our existing capital resources, including the net proceeds from the Series C Financing, will be sufficient to fund our anticipated operations through                 . We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the research, development and manufacturing of, initiate further clinical trials of and seek marketing approval for our most advanced investigational gene therapy, GT005. In addition, if we obtain marketing approval for our investigational gene therapies, we expect to incur significant expenses related to product sales, medical affairs, marketing, manufacturing and distribution. Furthermore, upon the completion of this offering, we expect to incur additional costs associated with operating as a public company. Any COVID-19-related program setbacks or delays due to changes in federal or state laws or clinical site policies could further impact our programs and increase our expenditures. Our future capital requirements, both near and long term, will depend on many factors, including:

•	the scope, progress, results and costs of laboratory testing, manufacturing and clinical development for our most advanced investigational gene therapy, GT005;

•

the scope, progress, results and costs of laboratory testing, manufacturing, preclinical and clinical development of our current preclinical assets, GT011 and our bicistronic gene therapy program, and any future investigational gene therapies;

•	the extent to which we acquire or in-license other product candidates and technologies;

•	the number of potential new investigational gene therapies we may identify and decide to develop;

•	successful development of companion diagnostics, if required or desired, for use with our investigational gene therapies;

•	the costs of ongoing development, manufacture, regulatory approval and commercialization of Orbit SDS or other medical device products we may develop;

•	our ability to establish and maintain collaborations and license agreements on favorable terms, if at all;

•

the costs, timing and outcome of potential future commercialization activities, including manufacturing, marketing, sales and distribution for our investigational gene therapies, for which we receive marketing approval;

•	the impact of COVID-19 on the initiation or completion of preclinical studies or clinical trials and the supply of our investigational gene therapies;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

•	the sales price and availability of adequate third-party coverage and reimbursement for our investigational gene therapies, if and when approved; and

•	the costs of operating as a public company.

Developing investigational gene therapies and conducting preclinical studies and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our investigational gene therapies, if approved, may not achieve commercial success. Our product revenues, if any, will primarily be derived from or based on sales of investigational gene therapies that may not be commercially available for many years, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, if at all. Furthermore, any additional capital-raising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our current and future investigational gene therapies, if approved.

If we are unable to obtain adequate funding on a timely basis, we may be required to significantly curtail, delay or discontinue our research and development programs of our investigational gene therapies or any commercialization efforts, be unable to expand our operations or be unable to otherwise capitalize on our business opportunities, any of which could harm our business and potentially cause us to discontinue operations.

We are heavily dependent on the success of our lead investigational gene therapy, GT005.

We currently have no gene therapies that are approved for commercial use and may never be able to develop marketable gene therapies or other products. We expect that a substantial portion of our efforts and expenditures for the foreseeable future will be devoted to GT005. Accordingly, our business currently depends heavily on the successful clinical development, regulatory approval and commercialization of GT005. We cannot be certain that GT005 will receive regulatory approval or be successfully commercialized even if we receive regulatory approval. If we were required to discontinue development of GT005, or if GT005 does not receive regulatory approval, fails to achieve significant market acceptance, or fails to receive reimbursement at all or at sufficient levels, we would be delayed by many years in our ability to achieve profitability, if ever, and may not be able to generate sufficient revenue to continue our business.

Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

Since our inception in 2016, we have devoted substantially all of our resources to developing GT005, identifying and developing other investigational gene therapies, developing and obtaining regulatory clearances for the Orbit SDS, developing our manufacturing platform, building our intellectual property portfolio and providing general and administrative support for these operations. Our most advanced investigational gene therapy, GT005, is being evaluated in our two ongoing Phase II clinical trials and an ongoing Phase I/II clinical trial. We have not yet demonstrated our ability to successfully complete Phase II or Phase III clinical trials or other pivotal clinical trials, obtain regulatory approvals, manufacture a product at scale sufficient to meet potential target populations or arrange for a third party to do so on our behalf or conduct sales and marketing activities necessary for successful product commercialization. We will need to eventually transition from a company with a research and development focus to a company capable of undertaking commercial activities. In addition, given our limited operating history, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors in achieving our business objectives.

Additionally, we expect our financial condition and operating results to continue to fluctuate significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control, such as delays and disruptions at clinical sites due to COVID-19. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history or more experience developing investigational gene therapies.

In preparation of this offering, we identified material weaknesses in our internal control over financial reporting. If we are unable to successfully remediate the existing material weaknesses in our internal control over financial reporting, the accuracy and timing of our financial reporting may be adversely affected.

Although we are not yet subject to the certification or attestation requirements of Section 404, in the course of reviewing our financial statements in preparation for this offering, management identified deficiencies that we concluded represented material weaknesses in our internal control over financial reporting attributable to our lack of formal processes and procedures and our lack of maintaining a sufficient complement of accounting and finance personnel commensurate with our accounting and reporting requirements. SEC guidance regarding management’s report on internal control over financial reporting defines a material weakness as a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis.

During the fiscal year ended December 31, 2020, we commenced measures to remediate the material weaknesses by expanding the capacity and expertise of our internal accounting and finance staff and implementing a formalized control framework, which remediation measures are ongoing. There can be no assurance that we will be successful in pursuing these measures or that these measures will significantly improve or remediate the material weaknesses described above. There is also no assurance that we have identified all of our material weaknesses or that we will not in the future have additional material weaknesses. If we fail to remediate the material weaknesses or to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act, we may be unable to accurately report our financial results, or report them within the time frames required by law. Failure to comply with Section 404 could also potentially subject us to sanctions or investigations by the SEC or other regulatory authorities. There is no assurance that we will be able to remediate the material weaknesses in a timely manner, or at all, or that in the future, additional material weaknesses will not exist or otherwise be discovered. If our efforts to remediate the material weaknesses identified are not successful, or if other material weaknesses or other deficiencies occur, our ability to accurately and timely report our financial position could be impaired, which could result in late filings of our required reports under the Exchange Act, restatements of our consolidated financial statements, a decline in the price of our ADSs, suspension or delisting of our ADSs from the Nasdaq Stock Market LLC, or Nasdaq, and could adversely affect our reputation, results of operations and financial condition. Accordingly, material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting for purposes of our attestation when required by reporting requirements under the Exchange Act or Section 404 after this offering.

Risks Related to the Discovery, Development and Regulatory Approval of our Investigational Gene Therapies

There are no approved therapies that act by increasing production of CFI and few approved therapies that act by targeting the complement system. As a result of our novel approach, we may face increased difficulty in successfully developing and commercializing GT005 or other product candidates.

GT005, our lead investigational gene therapy, is designed to restore balance to an overactive complement system by increasing production of CFI, a regulatory protein of the complement system. There are no approved therapies that act by increasing production of CFI and only a few approved therapies that act by inhibiting the complement system, none of which are treatments for AMD. We have not yet demonstrated efficacy and safety for GT005 or any other investigational gene therapy in a pivotal trial or obtained marketing approval of any investigational gene therapy. We have evaluated GT005 in preclinical studies and in our ongoing clinical trials, including an ongoing Phase I/II clinical trial and two additional ongoing Phase II clinical trials, but we have not yet advanced GT005 into Phase III clinical development or obtained regulatory approval to market any gene therapy based on our therapeutic approaches. As a result, GT005 may not demonstrate in patients any or all of the clinical benefits we believe it may possess, and the regulatory approval process for novel investigational gene therapies such as ours can be more expensive, less predictable and longer than for other, better known or extensively studied therapeutic approaches or biopharmaceutical or other product candidates.

In addition, there are currently no approved treatments for dry AMD or GA. As a result, the design and conduct of clinical trials for these diseases and other indications we may pursue will be subject to increased risk and uncertainty. If we are unsuccessful in our development and commercialization efforts of GT005, we may not be able to advance any of our investigational gene therapies, raise additional capital, expand our business or continue our operations.

Our investigational gene therapies are based on a novel technology, which makes it difficult to predict the timing and costs of development and of subsequently obtaining regulatory approval. Very few recombinant adeno-associated virus-based, or rAAV, in vivo gene therapy products have been approved by the FDA, EMA or MHRA to date.

We have concentrated our research and development efforts on GT005, our most advanced investigational gene therapy, for the treatment of AMD.

Because we are developing this investigational gene therapy for which there is little clinical trial experience, there is an increased risk that the FDA, EMA, MHRA or other regulatory authorities may not consider the endpoints of our clinical trials to be sufficient for marketing approval. The product specifications and the clinical trial requirements of the FDA, EMA, MHRA or other regulatory authorities and the criteria these regulators use to determine the safety and efficacy of a product candidate vary substantially according to the type, complexity, novelty and intended use and market of such product candidate. The regulatory approval process for novel product candidates such as ours is unclear and may be lengthier and more expensive than the process for other, better-known or more extensively studied product candidates. For example, the FDA generally requires multiple well-controlled clinical trials to provide the evidence of effectiveness necessary to support a BLA, although FDA guidance provides that reliance on a single pivotal trial may be appropriate if the trial has demonstrated a clinically meaningful effect on mortality, irreversible morbidity or prevention of a disease with a potential serious outcome, and where confirmation of the result in a second trial would be practically or ethically impossible.

Regulatory requirements governing gene and cell therapy products have changed frequently and may continue to change in the future. Moreover, there is substantial, and sometimes uncoordinated, overlap in those responsible for regulation of existing gene therapy products and cell therapy products. The FDA has established the Office of Tissues and Advanced Therapies, or OTAT, within its Center for Biologics Evaluation and Research, or CBER, to consolidate the review of gene therapy and related products, and has established the Cellular, Tissue and Gene Therapies Advisory Committee, or CTGTAC, a panel of medical and scientific experts and consumer representatives, to advise CBER in its review. Gene therapy clinical trials conducted at institutions that receive funding for recombinant DNA research from the National Institutes of Health, or the NIH, are also subject to review by the Novel and Exceptional Technology and Research Advisory Committee, or NExTRAC, formerly known as the NIH Office of Biotechnology Activities’ Recombinant DNA Advisory Committee, or the RAC. Clinical gene therapy clinical trials involving recombinant DNA are also subject to review and oversight by an institutional biosafety committee, or IBC, a local institutional committee that reviews and oversees basic and clinical research conducted at the institution participating in the clinical trial. In addition, the FDA, EMA and the NIH have each expressed interest in further regulating biotechnology, including gene therapy and genetic testing. For example, the EMA advocates a risk-based approach to the development of a gene therapy product. Agencies at both the federal and state level in the United States, as well as U.S. congressional committees and other governments and governing agencies, have also expressed interest in further regulating the biotechnology industry. Although the FDA decides whether individual gene therapy protocols may proceed, the review processes and determinations of other reviewing bodies can impede or delay the initiation of a clinical study, even if the FDA has reviewed the study and approved its initiation. Conversely, the FDA can place an IND application on clinical hold even if such other entities have provided a favorable review. Such action may delay or prevent further development and commercialization of some or all of our investigational gene therapies.

Complex regulatory environments exist in other jurisdictions in which we might consider seeking regulatory approvals for our investigational gene therapies, further complicating the regulatory landscape. For example, in the European Union, a special committee called the Committee for Advanced Therapies was established within the EMA in accordance with Regulation (EC) No 1394/2007 on advanced-therapy medicinal products to assess the quality, safety and efficacy of advanced-therapy medicinal products, and to follow scientific developments in the field. Advanced-therapy medicinal products include gene therapy products as well as somatic cell therapy products and tissue engineered products.

These regulatory review committees and advisory groups, and the new guidelines they promulgate, may lengthen the regulatory review process, require us to perform additional preclinical studies or clinical trials, increase our development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of our current or future investigational gene therapies or lead to significant post-approval limitations or restrictions. As we advance our investigational gene therapies, we will be required to consult with these regulatory and advisory groups and comply with applicable guidelines. If we fail to do so, we may be required to delay or discontinue development of our investigational gene therapies. These additional processes may result in a review and approval process that is longer than we otherwise would have expected. Delay or failure to obtain, or unexpected costs in obtaining, the regulatory approval necessary to bring a potential product to market could decrease our ability to generate sufficient product revenue, and our business, financial condition, results of operations and prospects would be harmed. Even if our investigational gene therapies are approved, we expect that the FDA, EMA and MHRA will require us to submit follow-up data regarding our clinical trial participants for a number of years after approval. If this follow-up data show negative long-term safety or efficacy outcomes for these patients, the regulatory authority may revoke its approval or change the label of our products in a manner that could have an adverse impact on our business.

In addition, adverse developments in clinical trials of gene therapy products conducted by others may cause the FDA, EMA, MHRA or other regulatory authorities to change the requirements for approval of our investigational gene therapies. Similarly, the FDA, EMA, MHRA or other regulatory authorities may issue new guidelines concerning the development and marketing authorization for gene therapy products and require that we comply with these new guidelines. Although numerous companies are currently advancing gene therapy products through clinical trials, to our knowledge, only a few rAAV gene therapy products have received marketing authorization from the FDA, EMA, MHRA or other regulatory authorities to date.

As a result of these factors, it is difficult to determine how long it will take or how much it will cost to obtain regulatory approvals for GT005 in either the United States, the European Union or the United Kingdom or how long it will take to commercialize our other investigational gene therapies. Additionally, approvals by the EMA or MHRA may not be indicative of what the FDA may require for approval, and vice versa.

All of our investigational gene therapies are in preclinical or clinical development. Clinical trials are difficult to design and implement, and they involve a lengthy and expensive process with uncertain outcomes. We may encounter substantial delays in completing, or ultimately be unable to complete, the development of our current and future investigational gene therapies.

Before obtaining marketing approval from regulatory authorities for the sale of our investigational gene therapies, we must conduct extensive clinical trials to demonstrate the safety and efficacy of the investigational gene therapies. Clinical testing is expensive, time-consuming and uncertain as to outcome. To date, we have not completed any clinical trials required for the approval of any of our investigational gene therapies. We expect to report further data from our Phase I/II FOCUS clinical trial of GT005 for AMD in 2021, final data from FOCUS in 2022 and topline results from our ongoing Phase II clinical trials of GT005 for AMD in the first half of 2023. We expect to commence a pivotal program following completion of these trials, subject to agreement with regulatory authorities. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. For example, in November 2019, the FDA placed a clinical hold on our EXPLORE trial of GT005 pending submission of additional Chemistry, Manufacturing and Controls information, or CMC, data pertaining to testing and product administration. The clinical hold was subsequently removed in February 2020 following review of this information. A failure of one or more clinical trials can occur at any stage of testing and failure may result from a multitude of factors, including, among other things, flaws in study design, dose selection issues, placebo effects, patient enrollment criteria and failure to demonstrate favorable safety or efficacy traits. In addition, our drug development programs may contemplate the development of companion diagnostics, which are assays or tests to identify an appropriate patient population. Companion diagnostics are subject to regulation as medical devices and must themselves be cleared or approved for marketing by the FDA or certain other foreign regulatory agencies before we may commercialize our investigational gene therapies. Events that may prevent successful or timely completion of clinical development include:

•	delays in reaching a consensus with the FDA, MHRA, EMA or other regulatory authorities on trial design and application approval;

•	delays in reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites;

•	delays in opening clinical trial sites or obtaining required institutional review board or independent ethics committee approval at each clinical trial site;

•	delays related to approval of the use of genetically modified organisms, or GMO, applications with regulatory authorities;

•	delays in finding and recruiting suitable patients to participate in our ongoing and future clinical trials;

•	additional delays to clinical trials or to the supply of our or our collaborators’ candidates due to COVID-19;

•	successful development of companion diagnostics, if necessary or desired, for use with our investigational gene therapies;

•	imposition of a clinical hold by regulatory authorities as a result of a serious adverse event or after an inspection of our clinical trial operations or clinical trial sites;

•	failure by us, any CROs we engage or any other third parties to adhere to clinical trial requirements;

•	failure to perform in accordance with good clinical practice, or GCP, or applicable regulatory guidelines in Europe and other international markets;

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delays in the manufacture, testing, release and delivery of our investigational gene therapies to the clinical trial sites, including delays by third parties who have been contracted by us to perform some or all of these functions;

•	delays in having patients complete participation in a clinical trial or return for post-treatment follow-up;

•	clinical trial sites discontinuing participation in or patients dropping out of a clinical trial;

•	selection of clinical endpoints that require prolonged periods of clinical observation or analysis of the resulting data;

•	retention of control group patients in our ongoing and planned clinical trials;

•	occurrence of serious adverse events associated with the product candidate that are viewed to outweigh its potential benefits;

•	occurrence of serious adverse events in clinical trials of the same class of agents or different classes of agents with the same target conducted by other sponsors;

•	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols; and

•	business interruptions resulting from geopolitical actions, including war and terrorism, global pandemics or natural disasters, including earthquakes, typhoons, floods and fires.

We anticipate expanding our ongoing and future clinical trials to new trial sites as we continue to enroll patients in our ongoing trials and commence future trials. However, there can be no assurance that we will successfully open new clinical trial sites and obtain any required approvals for such trial sites on a timely basis, or at all. Any failure to successfully open new clinical trial sites on a timely basis could delay or prevent the successful completion of our clinical trials. Any inability to successfully complete preclinical and clinical development could result in additional costs to us or impair our ability to generate revenues from product sales, regulatory and commercialization milestones and royalties. In addition, if we make manufacturing or formulation changes to our investigational gene therapies, we may need to conduct additional studies to confirm comparability between our modified investigational gene therapies to previous versions. Clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our investigational gene therapies or allow our competitors to bring products to market before we do, which could impair our ability to successfully commercialize our investigational gene therapies and may harm our business, financial condition, results of operations and prospects.

The COVID-19 pandemic has adversely impacted, and may continue to adversely impact, our business, including our planned clinical trials and ongoing and planned preclinical studies.

In December 2019, COVID-19 was reported to have surfaced in Wuhan, China. Since then, the virus has spread to most countries across the world, including Europe, the United Kingdom and all 50 states within the United States, resulting in the World Health Organization characterizing COVID-19 as a pandemic. As a result of measures imposed by the governments in affected regions, many commercial activities, businesses, schools and elective medical procedures have been suspended as part of quarantines and other measures intended to contain this pandemic. As the COVID-19 pandemic continues to spread around the globe, we have experienced or may experience disruptions that could severely impact our business and clinical trials, including:

•	delays or difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff;

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delays or difficulties in enrolling and retaining patients in any clinical trials, particularly for the aging patient population in our clinical trials for our investigational gene therapies to treat GA, who are at a higher risk of severe illness or death from COVID-19;

•	delays in enrolling patients in clinical trials if and when alternative treatment options become available

•	difficulties interpreting data from our clinical trials due to the possible effects of COVID-19 on patients or the differences in the timing of patient sampling due to COVID-19 related delays;

•	reduced capacity at clinical sites for patients due to requirements for social distancing and the use of personal protective equipment;

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diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of clinical trials;

•	interruption of key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by federal or state governments, employers and others;

•	interruption or delays in the operations of the FDA, EMA, MHRA or other regulatory authorities, which may impact review and approval timelines;

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limitations in resources that would otherwise be focused on the conduct of our business, our preclinical studies or our clinical trials, including because of sickness or the desire to avoid contact with large groups of people or as a result of government-imposed “shelter in place” or similar working restrictions;

•	interruptions, difficulties or delays arising in our existing operations and company culture as a result of all of our employees working remotely, including those hired during the COVID-19 pandemic;

•	delays in receiving approval from regulatory authorities to initiate our clinical trials;

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delays in clinical sites receiving the supplies and materials needed to conduct our clinical trials from third parties, including due to any interruptions, difficulties or delays arising as a result of their employees working remotely;

•	interruptions in preclinical and clinical studies due to restricted or limited operations at the CROs conducting such studies;

•	interruption in global freight and shipping that may affect the transport of clinical trial materials, such as investigational drug product or medical devices to be used in our clinical trials;

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changes in regulations as part of a response to the COVID-19 pandemic which may require us to change the ways in which our clinical trials are to be conducted, to discontinue the clinical trials altogether or which may result in unexpected costs;

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delays in testing, development and manufacturing of our investigational gene therapies due to the potential increased restricted capacity of our third-party service providers after the widespread distribution of a efficacious vaccine or other treatment for COVID-19;

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delays in necessary interactions with regulators, ethics committees and other important agencies and contractors due to limitations in employee resources or forced furlough of government or contractor personnel; and

•	refusal of the FDA, EMA, MHRA or other regulatory authorities to accept data from clinical trials in affected geographies outside of their respective jurisdictions.

We are still assessing the impact that the COVID-19 pandemic has had and may continue to have on our ability to effectively conduct our business operations as planned, and there can be no assurance that we will be able to avoid a material impact on our business from the spread of COVID-19 or its consequences, including disruption to our business and downturns in business sentiment generally or in our industry or due to shutdowns that may be requested or mandated by federal, state and local governmental authorities. As a result of the COVID-19 pandemic, many of our employees are currently telecommuting, which may impact certain of our operations over the near term and long term.

Additionally, certain third parties with whom we engage or may engage, including collaborators, contract organizations, third-party manufacturers, suppliers, clinical trial sites and regulators, are similarly adjusting their operations and assessing their capacity in light of the COVID-19 pandemic. If these third parties experience shutdowns or continued business disruptions, our ability to conduct our business in the manner and on the timelines presently planned could be materially and negatively impacted. For example, as a result of the COVID-19 pandemic, there could be delays in the procurement of materials or manufacturing supply chain for one or more of our investigational gene therapies, which could delay or otherwise impact our preclinical studies and our planned clinical trials. We may also experience delays in the testing, development and manufacturing of our investigational gene therapies as a result of the recent U.S. government-mandated prioritization of COVID-19 vaccine development and production orders related to Operation Warp Speed, which may restrict the capacity of our third-party service providers. Additionally, all of our preclinical studies are conducted by CROs, which could be discontinued or delayed as a result of the pandemic. It is also likely that the disproportionate impact of COVID-19 on hospitals and clinical sites will have an impact on recruitment and retention for our planned clinical trials. In addition, certain clinical trial sites for product candidates similar to ours have experienced, and others may experience in the future, delays in collecting, receiving and analyzing data from patients enrolled in clinical trials due to limited staff at such sites, limitation or suspension of on-site visits by patients, including for follow-up visits, or patients’ reluctance to visit the clinical trial sites during the pandemic, and we may experience similar delays for our current and future clinical trials. CROs have also made certain adjustments to the operation of such trials in an effort to ensure the monitoring and safety of patients and minimize risks to trial integrity during the pandemic in accordance with the guidance issued by the FDA, EMA, MHRA and other regulatory authorities and may need to make further adjustments in the future that could impact the timing or enrollment of our clinical trials. Many of these adjustments are new and untested, may not be effective, may increase costs, and may have unforeseen effects on the enrollment, progress and completion of these trials and the findings from these trials. While we are currently continuing our preclinical activities and progressing in our plans for clinical trials, we have experienced delays in our clinical trial enrollment and may further experience delays in the completion of our preclinical studies, the initiation of our planned clinical trials, patient selection or enrollment or in the progression of our activities related to our planned clinical trials, may need to suspend our clinical trials if and when commenced, and may encounter other negative impacts to such trials due to the effects of the COVID-19 pandemic.

We may be required to develop and implement additional clinical trial policies and procedures designed to help protect participants from COVID-19. For example, in March 2020, the FDA issued a guidance, which the FDA subsequently updated, on conducting clinical trials during the pandemic, which describes a number of considerations for sponsors of clinical trials impacted by the pandemic, including the requirement to include in the clinical trial report contingency measures implemented to manage the clinical trial and any disruption of the clinical trial as a result of the COVID-19 pandemic; a list of all participants affected by the COVID-19-pandemic related study disruption by unique subject identifier and by investigational site and a description of how the individual’s participation was altered; and analyses and corresponding discussions that address the impact of implemented contingency measures (e.g., participant discontinuation from investigational product or study, alternative procedures used to collect critical safety or efficacy data) on the safety and efficacy results reported for the clinical trial. In June 2020, the FDA also issued a guidance on good manufacturing practice considerations for responding to COVID-19 infection in employees in drug products manufacturing, including recommendations for manufacturing controls to prevent contamination of drugs. The EMA, MHRA and other regulatory authorities have also issued similar types of COVID-19 related guidance.

The global outbreak of COVID-19 continues to rapidly evolve. During the fourth quarter of 2020, another wave of COVID-19 infections emerged. As a result, countries imposed strict lockdowns, in particular in the United States, the United Kingdom and Europe. Vaccines for COVID-19 were also approved in the United States, the United Kingdom and certain other countries in the fourth quarter of 2020. While the COVID-19 pandemic has adversely affected our business in the past, the extent of the impact of the pandemic or timing, availability and effectiveness of a vaccine for COVID-19 on our business and financial results remains uncertain. A continued and prolonged pandemic or public health crisis, such as the COVID-19 pandemic, may continue to adversely affect our business, and any future health pandemics, epidemics or outbreaks could have a material negative impact on our business, financial condition and operating results.

To the extent the COVID-19 pandemic continues to adversely affect our business, financial condition and operating results, it may also have the effect of heightening many of the risks described in this “Risk Factors” section.

We may fail to demonstrate safety and efficacy of our investigational gene therapies to the satisfaction of applicable regulatory authorities.

Before obtaining marketing approval from regulatory authorities for the sale of any investigational gene therapies, including GT005, we may identify and develop, we must complete preclinical development and then conduct extensive clinical trials to demonstrate the safety and efficacy in humans of any such investigational gene therapies. Clinical testing is expensive, difficult to design and implement, can take many years to complete and is uncertain as to outcome. A failure of one or more clinical trials can occur at any stage of testing. The outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial, such as the interim results for our ongoing open-label Phase I/II FOCUS clinical trial for GT005, do not necessarily predict final results. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses. Many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their product candidates. The clinical trial process may fail to ultimately demonstrate that GT005 is safe for humans and effective for indicated uses. This failure would cause us to abandon further clinical development of GT005, which is our lead investigational gene therapy.

If the results of our ongoing or future clinical trials for GT005 or other investigational gene therapies do not demonstrate the efficacy of our investigational gene therapies, or if there are safety concerns or serious adverse events associated with our investigational gene therapies, we may:

•	be delayed in obtaining marketing approval for our investigational gene therapies and clearance or approval for any companion diagnostics from applicable regulatory authorities, if at all;

•	obtain approval for indications or patient populations that are not as originally intended or desired;

•	obtain approval with labeling that includes significant use or distribution restrictions, safety warnings or contraindications;

•	be subject to additional post-marketing requirements;

•	be subject to changes in the way the product is handled or administered;

•	be required to perform additional clinical trials to support approval, which may be time-consuming or costly, or be subject to additional post-marketing testing requirements;

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have regulatory authorities suspend or revoke their approval of the product or impose restrictions on its distribution in the form of a risk evaluation and mitigation strategy, or REMS, or a risk management plan, or RMP;

•	be sued; or

•	experience damage to our reputation.

Our development costs will increase if we experience delays in testing or marketing approvals. We do not know whether any of our preclinical studies or clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. Significant preclinical study or clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our investigational gene therapies or allow our competitors to bring products to market before we do and impair our ability to successfully commercialize our investigational gene therapies.

Gene therapies are novel, complex and difficult to manufacture. We have a limited manufacturing history and could experience production problems that result in delays in our development or commercialization programs or otherwise adversely affect our business.

Our investigational gene therapies require processing steps that are more complex than those required for most chemical pharmaceuticals. Moreover, unlike chemical pharmaceuticals, the physical and chemical properties of a biologic such as our modified virus generally cannot be fully characterized. As a result, assays of the finished product may not be sufficient to ensure that the product will perform in the intended manner. Accordingly, we employ multiple assurance steps to control our manufacturing process to produce our investigational gene therapies strictly and consistently in compliance with cGMP and other regulatory requirements. Problems with the manufacturing process, including even minor deviations from the normal process, could result in product defects or manufacturing failures that result in lot failures, product recalls, product liability claims or insufficient inventory. We may encounter problems achieving adequate quantities and quality of clinical-grade materials that meet FDA, MHRA, EMA or other applicable standards or specifications with consistent and acceptable production yields and costs.

In addition, the FDA, EMA, MHRA and other regulatory authorities may require us to submit samples of any lot of any approved product together with the protocols showing the results of applicable tests at any time. Under some circumstances, the FDA, EMA, MHRA and other regulatory authorities may require that we not distribute a lot until the agency authorizes its release. Slight deviations in the manufacturing process, including those affecting quality attributes and stability, may result in unacceptable changes in the product that could result in lot failures or product recalls. Lot failures or product recalls could cause us to delay product launches or clinical trials, which could be costly to us and otherwise harm our business, financial condition, results of operations and prospects.

We have a limited history of manufacturing our investigational gene therapies, including GT005. To date, we have manufactured GT005 for our clinical program through an adherent platform, and we currently plan to utilize a suspension platform to meet the potential demand of a Phase III pivotal program and commercialization. As we transition to suspension manufacturing, we will be required to demonstrate the comparability between our adherent and suspension manufacturing processes to regulatory authorities, and we may not be successful in doing so. The manufacturing processes we use to produce GT005 are complex, and there are no assurances that we will be able to produce sufficient quantities of GT005, or any other investigational gene therapies we may seek to develop, due to several factors, including equipment malfunctions, facility contamination, raw material shortages or contamination, natural disasters, disruption in utility services, human error, COVID-19 or disruptions in the operations of our suppliers. In addition, if we experience a batch failure of our current supplies of our investigational gene therapies, including GT005, we may have insufficient inventory for our ongoing and planned preclinical and clinical studies, which may potentially delay progression of our preclinical or clinical development of any investigational gene therapies we may develop.

In addition, the large-scale manufacture of gene therapies is largely untested. We are currently evaluating GT005 in our ongoing HORIZON Phase II clinical trial for a broad GA population, and if approved for this indication and other indications in the future, may require large-scale manufacturing to produce adequate quantities for the intended patient population. While we designed GT005 to be a therapy targeted specifically to the eye, instead of a systemic therapy, if we are unable to scale our manufacturing and maintain the manufacturing process at acceptable levels of quality and efficacy, we may not be able to supply the required number of doses for clinical trials or commercial supply, and our business could be harmed.

Although we plan to build and operate our own manufacturing facility in the medium-to-long term, we plan to continue to use one or more qualified contract manufacturing organizations, or CMOs, for the supply of product for our clinical trials and commercial supply, and one or more qualified CROs for product release assays. As a result, the supply of product for our clinical trials and commercial supply is reliant upon the performance of these outsourced organizations. See “—Risks Related to Our Reliance on Third Parties—We currently utilize, and expect to continue to utilize, third parties to conduct our product manufacturing, and these third parties may not perform satisfactorily.” Any failure to produce commercial materials or meet demand to support a commercial launch of our investigational gene therapies could delay or prevent the development of our investigational gene therapies and would have a negative impact on our business, financial condition and results of operations.

Success in preclinical studies or clinical trials may not be indicative of results in future clinical trials.

Success in preclinical testing and early clinical trials does not ensure that later clinical trials will generate the same results or otherwise provide adequate data to demonstrate the efficacy and safety of a product candidate. Frequently, product candidates that have shown promising results in early clinical trials have subsequently suffered significant setbacks in later clinical trials. To date, our clinical trials have involved small patient populations and because of the small sample size, the interim results of these clinical trials may be subject to substantial variability and may not be indicative of either future interim or final results. In addition, the design of a clinical trial can determine whether its results will support approval of a product and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced. There is a high failure rate for drugs and biological products proceeding through clinical trials. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials even after achieving promising results in preclinical testing and earlier-stage clinical trials. Data obtained from preclinical and clinical activities are subject to varying interpretations, which may delay, limit or prevent regulatory approval. In addition, we may experience regulatory delays or rejections as a result of many factors, including due to changes in regulatory policy during the period of our investigational gene therapy development. Any such delays could negatively impact our business, financial condition, results of operations and prospects.

Additionally, one of our trials is an open-label study, where both the patient and investigator know whether the patient is receiving the investigational product candidate or either an existing approved drug or placebo, and none of our ongoing clinical trials are patient-masked. Most typically, open-label clinical trials test only the investigational product candidate and sometimes do so at different dose levels. Open-label clinical trials are subject to various limitations that may exaggerate any therapeutic effect as patients in open-label clinical trials are aware when they are receiving treatment. Similarly, because our clinical trials involve surgical delivery, there is no sham procedure given to control arm patients and, accordingly, patients are not masked as to their control status. In addition, open-label clinical trials may be subject to an “investigator bias” where those assessing and reviewing the physiological outcomes of the clinical trials are aware of which patients have received treatment and may interpret the information of the treated group more favorably given this knowledge. Therefore, it is possible that positive results observed in open-label trials, such as those we have conducted, will not be replicated in later assessor-masked trials, and it will be possible in all of our clinical trials that the results are impacted by the patients’ awareness of their randomization to the control or treatment arms.

Interim, “topline,” and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to confirmation, audit and verification procedures that could result in material changes in the final data.

From time to time, we may publicly disclose interim or topline data from our preclinical studies and clinical trials, which is based on a preliminary analyses of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the topline or preliminary results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Topline data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, topline data should be viewed with caution until the final data are available. From time to time, we may also disclose interim data from our clinical trials. Interim or preliminary data from clinical trials are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment and treatment continues and more patient data become available or as patients from our clinical trials continue other treatments for their disease. Adverse differences between preliminary or interim data and final data could significantly harm our business prospects. Further, disclosure of interim data by us or by our competitors could result in volatility in the price of our ordinary shares after this offering.

Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the potential of the particular program, the likelihood of marketing approval or commercialization of the particular product candidate, any approved product, and our company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is derived from information that is typically extensive, and you or others may not agree with what we determine is material or otherwise appropriate information to include in our disclosure.

If the interim, topline, or preliminary data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, our product candidates may be harmed, which could harm our business, operating results, prospects or financial condition.

We may find it difficult to enroll patients in our clinical trials, which could delay or prevent us from proceeding with clinical trials of our investigational gene therapies.

Identifying and qualifying patients to participate in clinical trials of our investigational gene therapies is critical to our success. The timing of our clinical trials depends on our ability to recruit patients to participate, as well as completion of required follow-up periods. If patients are unwilling to enroll in our gene therapy clinical trials because of the COVID-19 pandemic and related restrictions on travel or healthcare institution policies, negative publicity from adverse events related to the biotechnology or gene therapy fields, competitive clinical trials for similar patient populations or for other reasons, the timeline for recruiting patients, conducting studies and obtaining regulatory approval of our investigational gene therapies may be delayed. These delays could result in increased costs, delays in advancing our investigational gene therapies, delays in testing the effectiveness of our investigational gene therapies or termination of clinical trials altogether.

Patient enrollment can be affected by many factors, including:

•	size of the patient population and process for identifying patients;

•	eligibility and exclusion criteria for our clinical trials;

•	competing studies or trials with similar eligibility criteria;

•	the use of surgical delivery in our clinical trials rather than IVT procedures;

•	perceived risks and benefits of our investigational gene therapies or gene therapy treatment in general;

•	severity of the disease under investigation;

•	the standard of care in the diseases under investigation, and potential new developments in the treatment landscape during our clinical trials;

•	perceived frequency and severity of the potential or demonstrated adverse events in our clinical trials;

•	the impacts of the COVID-19 pandemic;

•	proximity and availability of clinical trial sites for prospective patients;

•	ability to obtain and maintain patient consent;

•	efforts to facilitate timely enrollment;

•	patient dropouts prior to completion of clinical trials;

•	the age characteristics of our target study populations;

•	patient referral practices of physicians; and

•	ability to monitor patients adequately during and after treatment.

Importantly, we are exploring GT005 in both a broad population of patients with GA secondary to AMD and a population of GA patients with a rare variant genotype. We may experience difficultly enrolling patients in our clinical trials, as there are currently no approved treatments for dry AMD or GA, and patients may not seek treatment for these conditions. In particular, because the incidence of patient subpopulations with a particular genotype may be small, such as the CFI rare variant genotype, it can be challenging to identify and recruit these patients into our clinical trials, including EXPLORE. While we are conducting our genotyping initiatives and SCOPE natural history study, in part, to assist us in identifying and enrolling these patients, we may nevertheless experience challenges with identification and enrollment of patients.

We are conducting certain of our clinical trials in foreign countries and our ability to successfully initiate, enroll and complete clinical trials in any foreign country is subject to numerous risks unique to conducting business in foreign countries, including:

•	difficulty in establishing or managing relationships with CROs and physicians;

•	different standards for the conduct of clinical trials;

•	absence in some countries of established groups with sufficient regulatory expertise for review of gene therapy protocols;

•	inability to locate qualified local consultants, physicians and partners; and

•	the potential burden of complying with a variety of foreign laws, medical standards and regulatory requirements, including the regulation of pharmaceutical and biotechnology products and treatment.

If we have difficulty enrolling a sufficient number of patients or finding additional clinical trial sites to conduct our clinical trials as planned, we may need to delay, limit or terminate ongoing or planned clinical trials, any of which could have an adverse effect on our business, financial condition, results of operations and prospects. In addition, it is possible that the COVID-19 pandemic may have an impact on the workforce of the third parties and CROs on which we rely, which could adversely impact our ability to conduct preclinical studies and clinical trials of our investigational gene therapies on expected timeframes or to complete such studies and trials.

Our ability to receive regulatory approval from the FDA in the United States may be impacted by the fact that some of the clinical trials for our investigational gene therapies conducted to date are being conducted in part in the United Kingdom and other foreign jurisdictions, and the FDA may not accept data from trials conducted in such locations.

To date, some of the clinical trials conducted on our investigational gene therapies are being conducted in part in the United Kingdom and other jurisdictions outside of the United States. Although the FDA may accept data from clinical trials conducted outside the United States and not under an IND in place with the FDA, acceptance of such data is subject to conditions imposed by the FDA. For example, the clinical trial must be well-designed and conducted and performed by qualified investigators in accordance with ethical principles. The trial population must also adequately represent the U.S. population, and the data must be applicable to the U.S. population and U.S. medical practice in ways that the FDA deems clinically meaningful. In addition, while these clinical trials are subject to the applicable local laws, FDA acceptance of the data will depend on its determination that the trials also complied with all applicable U.S. laws and regulations. If the FDA does not accept the data from any trial that we conduct outside the United States, it would likely result in the need for additional trials, which would be costly and time-consuming and would delay or permanently halt our development of the applicable investigational gene therapies.

In addition, in order to commence a clinical trial in the United States, we are required to seek FDA acceptance of an investigational new drug, or IND, for each of our investigational gene therapies. While we have two active INDs for our lead product, GT005 for the treatment of GA secondary to AMD, we cannot provide assurance that any future IND we submit to the FDA, or any similar clinical trial approvals we submit in other countries, will be accepted. Additionally, delays in submitting an IND may occur as a result of the COVID-19 pandemic, including as a result of the impact of the COVID-19 pandemic on preclinical testing and clinical trial sites. We may also be required to conduct additional preclinical testing prior to submitting an IND for any of our investigational gene therapies, and the results of any such testing may not be positive. Consequently, we may be unable to successfully and efficiently execute and complete necessary clinical trials in a way that leads to a BLA submission and approval of our investigational gene therapies. We may require more time and incur greater costs than our competitors and may not succeed in obtaining regulatory approvals of investigational gene therapies that we develop. Failure to commence or complete, or delays in, our planned clinical trials, could prevent us from or delay us in commercializing our investigational gene therapies.

Our investigational gene therapies and the process for administering our investigational gene therapies may cause serious adverse, undesirable or unacceptable side effects or have other properties that could delay or prevent their regulatory approval, limit their commercial potential or result in significant negative consequences following any potential marketing approval.

Undesirable side effects that may be caused by our investigational gene therapies could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, EMA, MHRA or other comparable foreign regulatory authorities. During the conduct of clinical trials, patients may report changes in their health, including illnesses, injuries and discomforts, to their study doctor. Often, it is not possible to determine whether the product candidate being studied caused these conditions. Various illnesses, injuries and discomforts have been reported from time to time during clinical trials of our investigational gene therapies. Regulatory authorities may draw different conclusions or require additional testing to confirm these determinations.

In addition, it is possible that as we test our investigational gene therapies in larger, longer and more extensive clinical programs, or as use of these investigational gene therapies becomes more widespread if they receive regulatory approval, illnesses, injuries, discomforts and other adverse events that were observed in earlier trials, as well as conditions that did not occur or went undetected in previous trials, will be reported by patients. Many times, side effects are only detectable after investigational products are tested in large-scale, Phase III clinical trials or, in some cases, after they are made available to patients on a commercial scale after approval. If additional clinical experience indicates that our investigational gene therapies cause serious or life-threatening side effects, the development of our investigational gene therapies may fail or be delayed, or, if the product candidate has received regulatory approval, such approval may be suspended or revoked, which would harm our business, prospects, operating results and financial condition.

There have been several significant adverse side effects in gene therapy treatments in the past. While our investigational gene therapies are designed to be effective only in the eye in order to reduce these side effects, gene therapy is still a relatively new approach to disease treatment and adverse side effects have occurred. There also is the potential risk of delayed and longer-term adverse events following exposure to gene therapy products due to persistent biologic activity of the genetic material or other components of products used to carry the genetic material.

In the FOCUS study, as of December 2020, there were 12 AEs considered to be related to the surgical procedure; the majority were mild (mild n=9; moderate n=3). The most frequent surgical related AE has been worsening of cataract with an incidence of 4/12, while other AEs included retinal hemorrhage or vitreous floaters (2/12), keratitis or eye oedema (2/12), mild iridocyclitis or increased intraocular pressure (2/12), reduced visual acuity (1/12), and injection of the gene therapy material into the incorrect space (1/12). An AE of special interest (suspected CNV) was reported in a patient, and it was considered to be of moderate severity. These adverse events may deleteriously impact safety or effectiveness. Other potential adverse events may occur in our ongoing or planned clinical trials for GT005. Any such adverse events could also occur in any clinical trials we may conduct in the future for any of future investigational gene therapies. If we are unable to mitigate or avoid one or more of the adverse effects described above or any other adverse effects, we may decide or be required to halt or delay further clinical development of our investigational gene therapies. In addition to any potential side effects caused by our investigational gene therapies themselves, the process of administering them through the related surgical procedure could also result in adverse side effects. If any such adverse events occur, our clinical trials could be suspended or terminated.

We may observe other adverse events or serious adverse events in our GT005 clinical trials, or in any other clinical trials that we may conduct in the future. If we are unable to demonstrate that such adverse events and serious adverse events have been adequately addressed or that they were caused by the administration process or related procedures, the FDA, MHRA, EMA or other regulatory authorities could order us to cease further development of, or deny approval of GT005, or any of our other future investigational gene therapies.

Even if we are able to demonstrate that any serious adverse events are not product-related or have otherwise been adequately addressed, such occurrences could affect patient recruitment or the ability of enrolled patients to complete the clinical trial. Moreover, if we elect or are required to delay, suspend or terminate any clinical trial of any of our investigational gene therapies, the commercial prospects of such product candidate may be harmed and our ability to generate product revenues from such product candidate may be delayed or eliminated. Any of these occurrences may harm our ability to develop other investigational gene therapies, and may harm our business, financial condition and prospects.

Additionally, if we or others later identify undesirable side effects caused by any of our investigational gene therapies, several potentially significant negative consequences could result, including:

•	our clinical trials may be put on hold;

•	regulatory authorities may suspend or revoke approvals of such product candidate;

•	regulatory authorities may require additional warnings on the label;

•	we may be required to change the way a product candidate is handled or administered, or conduct additional clinical trials;

•	we could be sued and held liable for harm caused to patients; and

•	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of our investigational gene therapies.

Even if we complete the necessary preclinical studies and clinical trials, we cannot predict when or if we will obtain regulatory approval to commercialize a product candidate, or if such approval will cover the indications we seek.

We cannot commercialize a product until the appropriate regulatory authorities have reviewed and approved the product candidate. In the United States, for our investigational gene therapy products, this will require preparation and submission of a biologics license application, or BLA. Comparable applications for marketing authorization are required in other jurisdictions. Even if our investigational gene therapies demonstrate safety and efficacy in clinical studies, the regulatory agencies may not complete their review processes in a timely manner, or we may not be able to obtain regulatory approval. Additional delays may result if an FDA Advisory Committee, the MHRA Commission on Human Medicines, the EMA Committee for Medicinal Products for Human Use or some other expert advisory group for a regulatory authority recommends non-approval or restrictions on approval. In addition, we may experience delays or rejections based upon additional government regulation from future legislation or administrative action, or changes in regulatory agency policy during the period of product development, clinical studies and the review process.

We are currently evaluating our lead investigational gene therapy, GT005, in three ongoing clinical trials in patients with GA secondary to AMD: in the FOCUS Phase I/II trial, in the HORIZON Phase II trial in a broad population of patients with GA secondary to AMD and in the EXPLORE Phase II trial in patients with GA secondary to AMD who have CFI rare variants. Regulatory agencies also may approve an investigational gene therapy for fewer or more limited indications than requested or may grant approval subject to the performance of post-marketing studies. For example, we are currently evaluating GT005 through our ongoing HORIZON trial for the treatment of a broad population of patients with GA secondary to AMD; however, the resulting approval may be for a narrower indication than we seek. We may also choose to pursue approval for an indication for a different population than we are currently evaluating in our ongoing clinical trials, and we cannot assure you that we will pursue approval for all indications currently being evaluated. In addition, regulatory agencies may not approve the labeling claims that are necessary or desirable for the successful commercialization of our investigational gene therapies. If we are unable to obtain necessary regulatory approvals, our business, prospects, financial condition and results of operations may suffer.

Any contamination in our manufacturing process, shortages of raw materials or failure of any of our key suppliers to deliver necessary components could result in delays in our clinical development or marketing schedules.

Given the nature of biologics manufacturing, there is a risk of contamination. Any contamination could adversely affect our ability to produce investigational gene therapies on schedule and could, therefore, harm our results of operations and cause reputational damage. Some of the raw materials required in our manufacturing process are derived from biologic sources. Such raw materials are difficult to procure and may be subject to contamination or recall. A material shortage, contamination, recall or restriction on the use of biologically derived substances in the manufacture of our investigational gene therapies, could adversely impact or disrupt the manufacture or production of clinical material and, if any of our investigational gene therapies are approved, commercial manufacturing of these approved products. Any of these factors could adversely affect our development timelines and our business, financial condition, results of operations and prospects.

We may not be successful in our efforts to identify or discover additional investigational gene therapies and may fail to capitalize on programs or investigational gene therapies that may be a greater commercial opportunity or for which there is a greater likelihood of success.

The success of our business depends upon our ability to identify, develop and commercialize a pipeline of gene therapy treatments for diseases of the eye, including AMD. Research programs to identify new investigational gene therapies require substantial technical, financial and human resources. Although certain of our investigational gene therapies are currently in clinical or preclinical development, we may fail to identify other potential investigational gene therapies for clinical development for several reasons. For example, our research may be unsuccessful in identifying additional potential investigational gene therapies, or our potential investigational gene therapies may be shown to have harmful side effects, may be commercially impracticable to manufacture or may have other characteristics that may make the products unmarketable or unlikely to receive marketing approval.

Additionally, because we have limited resources, we may forego or delay pursuit of opportunities with certain programs or investigational gene therapies or for indications that later prove to have greater commercial potential. Our spending on current and future research and development programs may not yield any commercially viable products. If we do not accurately evaluate the commercial potential for a particular product candidate, we may relinquish valuable rights to that product candidate through strategic collaboration, licensing or other arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate. Alternatively, we may allocate internal resources to a product candidate in a therapeutic area in which it would have been more advantageous to enter into a partnering arrangement.

If any of these events occur, we may be forced to abandon our development efforts with respect to a particular investigational gene therapy or fail to develop a potentially successful investigational gene therapy, which could have a negative impact on our business, financial condition, results of operations and prospects.

If we are unable to successfully identify patients who are likely to benefit from therapy with any investigational gene therapies we develop, or experience significant delays in doing so, we may not realize the full commercial potential of any medicines we may develop.

Our success may depend, in part, on our ability to identify patients who are likely to benefit from therapy with any medicines we may develop, which requires those potential patients to be tested to determine potential CFI rare variant genotypes. We have instituted genotyping initiatives, including our ongoing SCOPE natural history study, which assist in identifying potential patients for our investigational gene therapies. However, because the incidence of certain patient subpopulations with a particular genotype may be small, such as the CFI rare variant population, it can be challenging to identify and recruit these patients into our clinical trials. If we, or any third parties that we engage to assist us, are unable to successfully identify such patients, or experience delays in doing so, then:

•	our ability to develop any investigational gene therapies may be adversely affected if we are unable to appropriately select patients for enrollment in our clinical trials; and

•

we may not realize the full commercial potential of any investigational gene therapies we develop that receive marketing approval if, among other reasons, we are unable to appropriately select patients who are likely to benefit from therapy with our medicines.

Any investigational gene therapies we develop may require use of a companion diagnostic to identify patients who are likely to benefit from therapy. If safe and effective use of any of our investigational gene therapies we may develop depends on a companion diagnostic, we may not receive marketing approval, or marketing approval may be delayed, if we are unable to or are delayed in developing, identifying, or obtaining regulatory approval or clearance for the companion diagnostic product for use with our investigational gene therapy. Identifying a manufacturer of the companion diagnostic and entering into an agreement with the manufacturer could also delay the development of our investigational gene therapies. As a result of these factors, we may be unable to successfully develop and realize the commercial potential of any investigational gene therapies we may identify and develop, which would negatively impact our business, financial condition and results of operations.

Regulatory compliance for medical devices is expensive, complex and uncertain, and a failure to comply could lead to enforcement actions against us and other negative consequences for our business.

Orbit SDS and other medical devices we may develop for use with our investigational gene therapies are subject to extensive regulation by the FDA in the United States, our Notified Body in the European Union and certain other non-U.S. regulatory agencies. Complying with these regulations is costly, time-consuming, complex and uncertain. Government regulations specific to medical devices are wide-ranging and include, among other things, oversight of:

•	product design, development, manufacture (including suppliers) and testing;

•	laboratory, preclinical and clinical trials;

•	product safety and effectiveness;

•	product labeling;

•	product storage and shipping;

•	record keeping;

•	premarket clearance or approval;

•	marketing, advertising and promotion;

•	product sales and distribution;

•	product changes;

•	product recalls; and

•	post-market surveillance and reporting of deaths or serious injuries and certain malfunctions.

Before a new medical device, or a new intended use for an existing medical device, can be marketed in the United States, a company must first submit and receive either 510(k) clearance, de novo classification, or PMA approval from the FDA, unless an exemption applies. In the 510(k) clearance process, before a device may be marketed, the FDA must determine that a proposed device is substantially equivalent to a legally-marketed predicate device, which includes a device that has been previously cleared through the 510(k) process, a device that was legally marketed prior to May 28, 1976 (pre-amendments device), a device that was originally on the U.S. market pursuant to an approved PMA and later down-classified, or a 510(k)-exempt device. To be substantially equivalent, the proposed device must have the same intended use as the predicate device, and either (a) have the same technological characteristics as the predicate device or (b) have different technological characteristics, not raise different questions of safety or effectiveness than the predicate device and be demonstrated as safe and effective as the predicate device. Clinical data are sometimes required to support substantial equivalence.

In the process of obtaining PMA approval, the FDA must determine that the application provides reasonable assurance that the proposed device is safe and effective for its intended use based, in part, on extensive data, including, but not limited to, technical, preclinical, clinical trial, manufacturing and labeling data. The PMA process is typically required for devices that are deemed to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices.

Both the 510(k) and PMA processes can be expensive, lengthy and unpredictable. We may not be able to obtain any necessary clearances or approval or may be unduly delayed in doing so, which will negatively affect our business, financial condition and results of operations. Furthermore, even if we are granted regulatory clearances or approvals, they may include significant limitations on the indicated uses for the product, which may limit the market for the product. Although we have obtained 510(k) clearance to market Orbit SDS for microinjection into the subretinal space, we may be required to recall the device if safety or efficacy problems develop, and we have not yet received 510(k) clearance for use of Orbit SDS for delivery of gene or cell therapies.

In order to market our products in member countries of the European Economic Area, or EEA, our products must comply with the essential requirements of the European Union Medical Devices Directive (Council Directive 93/42/EEC), or MDD. Compliance with these requirements is a prerequisite to be able to affix the Conformité Européene mark, or CE Mark, to our products, without which they cannot be sold or marketed in the EEA. To demonstrate compliance with the essential requirements, we must undergo a conformity assessment procedure, which varies according to the type of medical device and its classification. Except for low-risk medical devices (Class I non-sterile, non-measuring devices), where the manufacturer can issue an European Commission Declaration of Conformity based on a self-assessment of the conformity of its products with the essential requirements of the MDD, a conformity assessment procedure requires the intervention by of an organization accredited by a member state of the EEA to conduct conformity assessments, or a Notified Body. Depending on the relevant conformity assessment procedure, the Notified Body would typically audit and examine the technical file and the quality system for the manufacture, design and final inspection of our devices. The Notified Body issues a certificate of conformity following successful completion of a conformity assessment procedure conducted in relation to the medical device and its manufacturer and their conformity with the essential requirements. This certificate entitles the manufacturer to affix the CE Mark to its medical devices after having prepared and signed a related EC Declaration of Conformity.

As a general rule, demonstration of conformity of medical devices and their manufacturers with the essential requirements must be based, among other things, on the evaluation of clinical data supporting the safety and performance of the products during normal conditions of use. Specifically, a manufacturer must demonstrate that the device achieves its intended performance during normal conditions of use, that the known and foreseeable risks, and any adverse events, are minimized and acceptable when weighed against the benefits of its intended performance, and that any claims made about the performance and safety of the device are supported by suitable evidence. If we fail to remain in compliance with applicable European laws and directives, we would be unable to continue to affix the CE Mark to Orbit SDS, which would prevent us from marketing Orbit SDS within the EEA.

In May 2017, the EU adopted a new Medical Devices Regulation (EU) 2017/745, or MDR, which will repeal and replace the MDD with effect from 26 May 2021. The MDR does not set out a radically new system, but envisages, among other things, stricter controls of medical devices, including strengthening of the conformity assessment procedures, increased expectations as regards clinical data for devices and pre-market regulatory review of high-risk devices. Under transitional provisions, medical devices with Notified Body certificates issued under the MDD prior to 26 May 2021 may continue to be placed on the market for the remaining validity of the certificate, until 27 May 2024 at the latest. After the expiry of any applicable transitional period, only devices that have been CE marked under the MDR may be placed on the market in the EEA.

Further, all of our potential products and improvements of our current devices will be subject to extensive regulation and will likely require permission from regulatory agencies and ethics boards to conduct clinical trials and clearance or approval from the FDA and non-U.S. regulatory agencies prior to commercial sale and distribution.

Any enforcement action by the FDA and other comparable non-U.S. regulatory agencies could have a material adverse effect on our business, financial condition and results of operations. Our failure to comply with applicable regulatory requirements could result in enforcement action by the FDA or state or international agencies, which may include any of the following actions:

•	untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;

•	unanticipated expenditures to address or defend such actions;

•	customer notifications for repair, replacement or refunds;

•	recall, detention or seizure of our products;

•	operating restrictions or partial suspension or total shutdown of production;

•	refusing or delaying our requests for 510(k) clearance or PMA approval of new devices or modified devices;

•	operating restrictions;

•	withdrawing 510(k) clearances or PMA approvals that have already been granted;

•	refusal to grant export approval for our products; or

•	criminal prosecution.

If any of these events were to occur, it would have a material and adverse effect on our business, financial condition and results of operations.

The FDA and the Federal Trade Commission, or FTC, also regulate the advertising and promotion of our devices to ensure that the claims we make are consistent with our regulatory clearances and approvals, that there are adequate data to substantiate the claims and that our promotional labeling and advertising is neither false nor misleading in any respect. If the FDA or FTC determines that any of our advertising or promotional claims are misleading, not substantiated or not permissible, we may be subject to enforcement actions, including warning letters, and we may be required to revise our promotional claims and make other corrections or restitutions.

Modifications to our marketed devices may require new 510(k) clearances or approval of PMA supplements, or may require us to cease marketing or recall the modified products until clearances or approvals are obtained.

Modifications to Orbit SDS or other medical devices we may develop for the administration of our investigational gene therapies may require new regulatory approvals or clearances, including 510(k) clearances or approval of PMA supplements in the United States or the approval of our Notified Body in the European Union, or require us to recall or cease marketing the modified systems until these clearances or approvals are obtained. The FDA requires device manufacturers to initially make and document a determination of whether or not a modification requires a new approval, supplement or clearance. For a 510(k)-cleared device, a manufacturer may determine that a modification could not significantly affect safety or efficacy and does not represent a major change in its intended use, so that no new 510(k) clearance is necessary. However, the FDA can review a manufacturer’s decision and may disagree. The FDA may also on its own initiative determine that a new clearance or approval is required. We have made modifications to Orbit SDS in the past and may make additional modifications in the future that we believe do not or will not require additional clearances or approvals. If the FDA disagrees and requires new clearances or approvals for the modifications, we may be required to recall and to stop marketing Orbit SDS as modified, which could require us to redesign Orbit SDS or seek new marketing authorizations and harm our operating results. In these circumstances, we may be subject to significant enforcement actions.

If a manufacturer determines that a modification to a FDA-cleared device could significantly affect its safety or effectiveness, or would constitute a major change in its intended use, then the manufacturer must file for a new 510(k) clearance or possibly a new PMA or approval of a PMA supplement. Similarly, in the European Union, if a manufacturer wishes to make a change to a device that could affect conformity with the essential requirements of the MDD or with the conditions prescribed for use of the device, it must obtain the approval of its Notified Body. Where we determine that modifications to Orbit SDS require a new 510(k) clearance or PMA approval in the United States or Notified Body approval in the European Union, we may not be able to obtain those additional clearances or approvals for the modifications or additional indications in a timely manner, or at all. Obtaining clearances and approvals can be a time-consuming process, and delays in obtaining required future clearances or approvals would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would harm our future growth.

If we or our suppliers for Orbit SDS fail to comply with ongoing FDA or other foreign regulatory authority requirements, or if we experience unanticipated problems with our product, it could be subject to restrictions or future withdrawal from the market.

Even though we have obtained 510(k) clearance for Orbit SDS, it and any other device for which we obtain clearance or approval, and the manufacturing processes, post-market surveillance, post-approval clinical data and promotional activities for such device, will be subject to continued regulatory review, oversight, requirements and periodic inspections by the FDA and other domestic and foreign regulatory bodies. In particular, we and our suppliers are required to comply with FDA’s Quality System Regulation, or QSR, and other regulations enforced outside the United States which cover the manufacture of our products and the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, storage and shipping of medical devices. Regulatory bodies, such as the FDA, enforce the QSR and other regulations through periodic inspections. The failure by us or one of our suppliers (to the extent they are contract manufacturers) to comply with applicable statutes and regulations administered by the FDA and other regulatory bodies, or the failure to timely and adequately respond to any adverse inspectional observations or product safety issues, could result in, among other things, any of the following enforcement actions:

•	untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;

•	unanticipated expenditures to address or defend such actions;

•	customer notifications for repair, replacement, refunds;

•	recall, detention or seizure of our products;

•	operating restrictions or partial suspension or total shutdown of production;

•	refusing or delaying our requests for 510(k) clearance or PMA approval of new devices or modified devices;

•	operating restrictions;

•	withdrawal of 510(k) clearances on PMA approvals that have already been granted;

•	refusal to grant export approval for our devices; or

•	criminal prosecution.

If any of these actions were to occur it would harm our reputation and cause our product sales and profitability to suffer and may prevent us from generating revenue. Furthermore, our key component suppliers may not currently be or may not continue to be in compliance with all applicable regulatory requirements which could result in our failure to produce our devices on a timely basis and in the required quantities, if at all.

In addition, we are required to conduct costly post-market testing and surveillance to monitor the safety or effectiveness of our devices, and we must comply with medical device reporting requirements, including the reporting of certain adverse events and malfunctions related to our products. Later discovery of previously unknown problems with our products, including unanticipated adverse events or adverse events of unanticipated severity or frequency, manufacturing problems, or failure to comply with regulatory requirements such as QSR, may result in changes to labeling, restrictions on such products or manufacturing processes, withdrawal of the products from the market, voluntary or mandatory recalls, a requirement to repair, replace or refund the cost of any medical device we manufacture or distribute, fines, suspension of regulatory approvals, product seizures, injunctions or the imposition of civil or criminal penalties which would adversely affect our business, operating results and prospects.

Delays in obtaining regulatory approval of our manufacturing process and facility or disruptions in our manufacturing process may delay or disrupt our product development and commercialization efforts.

Before we can begin to commercially manufacture our investigational gene therapies, whether in a third-party facility or in our own facility, once established, we must obtain regulatory approval from the FDA for our manufacturing process and facility. A manufacturing authorization must also be obtained from the MHRA and the appropriate regulatory authorities in the European Union. In addition, we or a third-party manufacturer must pass a pre-approval inspection of the manufacturing facility by the FDA before our investigational gene therapies can obtain marketing approval. In order to obtain approval, we will need to ensure that all of our processes, methods and equipment are compliant with cGMP, and perform extensive audits of vendors, contract laboratories and suppliers. If any of our vendors, contract laboratories or suppliers are found to be noncompliant with cGMP, we may experience delays or disruptions in manufacturing while we work with these third parties to remedy the violation or while we work to identify suitable replacement vendors. The cGMP requirements govern quality control of the manufacturing process and documentation policies and procedures. In complying with cGMP, we will be obligated to expend time, money and effort in production, quality control and quality assurance to assure that the product meets applicable specifications and other requirements. Further, there are no Mutual Recognition Agreements in place between the United States and the European Union or United Kingdom with respect to advanced therapy medicinal products, and we will require local importation, quality control/quality assurance review and quality planning release for these jurisdictions. If we fail to comply with these requirements, we would be subject to possible regulatory action and may not be permitted to market any product candidate that we may develop.

If we or our third-party manufacturers fail to comply with applicable cGMP regulations, the FDA, MHRA, EMA and other regulatory authorities can impose regulatory sanctions including, among other things, refusal to approve a pending application for a new product candidate or suspension or revocation of a preexisting approval. Such an occurrence may cause our business, financial condition, results of operations and prospects to be harmed.

Additionally, if the supply from our third-party manufacturers is interrupted, there could be a significant disruption in commercial supply of our investigational gene therapies. We do not currently have a backup manufacturer of our investigational gene therapy supply for clinical trials or, if approved, commercial supply. An alternative manufacturer would need to be qualified through a supplement to its regulatory filing, which could result in further delays. The regulatory authorities also may require additional clinical trials if a new manufacturer is relied upon for commercial production. Switching manufacturers may involve substantial costs and could result in a delay in our desired clinical and commercial timelines.

We may seek priority review designation for one or more of our investigational gene therapies, but we might not receive such designation, and even if we do, such designation may not lead to a faster regulatory review or approval process.

If the FDA determines that a product candidate offers a treatment for a serious condition and, if approved, the product would provide a significant improvement in safety or effectiveness, the FDA may designate the product candidate for priority review. A priority review designation means that the goal for the FDA to review an application is six months, rather than the standard review period of ten months. In either case where the product candidate is a new molecular entity then the review period runs from the 60-day application filing date. We may request priority review for our investigational gene therapies. The FDA has broad discretion with respect to whether or not to grant priority review status to a product candidate, so even if we believe a particular product candidate is eligible for such designation or status, in particular if such product candidate has received a Fast Track designation (as we have for GT005 in the broad population of patients with GA secondary to AMD and in patients with GA secondary to AMD who have CFI rare variants), Breakthrough Therapy designation or regenerative medicine advanced therapy, or RMAT, designation, the FDA may decide not to grant it. Moreover, a priority review designation does not result in expedited development and does not necessarily result in expedited regulatory review or approval process or necessarily confer any advantage with respect to approval compared to conventional FDA procedures. Receiving priority review from the FDA does not guarantee approval within the six-month review cycle or at all.

We may seek a conditional marketing authorization in Europe for some or all of our current investigational gene therapies, but we may not be able to obtain or maintain such designation.

As part of its marketing authorization process, the EMA may recommend the grant of marketing authorizations for certain categories of medicinal products on the basis of less complete data than are normally required, when doing so may meet unmet medical needs of patients and serve the interest of public health. In such cases, it is possible for the Committee for Medicinal Products for Human Use, or CHMP, to recommend the granting of a marketing authorization, subject to certain specific obligations to be reviewed annually, which is referred to as a conditional marketing authorization. This may apply to certain medicinal products for human use that fall under the jurisdiction of the EMA, including those that aim at the treatment, the prevention, or the medical diagnosis of seriously debilitating or life-threatening diseases and those designated as orphan medicinal products.

A conditional marketing authorization may be granted when the CHMP finds that, although comprehensive clinical data referring to the safety and efficacy of the medicinal product have not been supplied, all the following requirements are met:

•	the risk-benefit balance of the medicinal product is positive;

•	it is likely that the applicant will be in a position to provide the comprehensive clinical data;

•	unmet medical needs will be fulfilled; and

•	the benefit to public health of the immediate availability on the market of the medicinal product concerned outweighs the risk inherent in the fact that additional data are still required.

The granting of a conditional marketing authorization is restricted to situations in which only the clinical part of the application is not yet fully complete. Incomplete preclinical or quality data may only be accepted if duly justified and only in the case of a product intended to be used in emergency situations in response to public health threats. Conditional marketing authorizations are valid for one year, on a renewable basis. The holder will be required to complete ongoing trials or to conduct new trials with a view to confirming that the benefit-risk balance is positive. In addition, specific obligations may be imposed in relation to the collection of pharmacovigilance data.

Granting a conditional marketing authorization allows medicines to reach patients with unmet medical needs earlier than might otherwise be the case and will ensure that additional data on a product are generated, submitted, assessed and acted upon. Although we may apply to the EMA for a conditional marketing authorization for one or more of our investigational gene therapies, the CHMP may ultimately not agree that the requirements for such conditional marketing authorization have been satisfied and hence delay the commercialization of our investigational gene therapies.

Even if we obtain regulatory approval for a product candidate, our investigational gene therapies will remain subject to regulatory oversight.

Even if we obtain regulatory approval for our investigational gene therapies, they will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, distribution, advertising, promotion, sampling, recordkeeping, reporting and submission of clinical safety and other post-market information. Any regulatory approvals that we receive for our investigational gene therapies may also be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase IV clinical trials, and surveillance to monitor the quality, safety and efficacy of the product. For example, the holder of an approved BLA is obligated to monitor and report adverse events and any failure of a product to meet the specifications in the BLA. FDA guidance advises that patients treated with some types of gene therapy undergo follow-up observations for potential adverse events for as long as 15 years. The holder of an approved BLA also must submit new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labeling or manufacturing facilities or processes. In addition, the holder of a BLA must comply with the FDA’s advertising and promotion requirements, such as those related to the prohibition on promoting products for uses or in patient populations that are not described in the product’s approved labeling, known as “off-label use.” Advertising and promotional materials must comply with FDA rules and are subject to FDA review, in addition to other potentially applicable federal and state laws.

In addition, product manufacturers and their facilities are subject to payment of user fees and continual review and periodic inspections by the FDA and other regulatory authorities for compliance with cGMP requirements and adherence to commitments made in the BLA or foreign marketing application. If we, or a regulatory authority, discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured or if a regulatory authority disagrees with the promotion, marketing or labeling of that product, a regulatory authority may impose restrictions relative to that product, the manufacturing facility or us, including requiring recall or withdrawal of the product from the market or suspension of manufacturing.

If we fail to comply with applicable regulatory requirements following approval of our investigational gene therapies, a regulatory or enforcement authority may:

•	issue a warning letter asserting that we are in violation of the law;

•	seek an injunction or impose administrative, civil or criminal penalties or monetary fines;

•	suspend or revoke regulatory approval;

•	suspend any ongoing clinical trials;

•	refuse to approve a pending BLA or comparable foreign marketing application (or any supplements thereto) submitted by us or our strategic partners;

•	restrict the marketing or manufacturing of the product;

•	seize or detain the product or otherwise require the withdrawal of the product from the market;

•	refuse to permit the import or export of the product; or

•	refuse to allow us to enter into supply contracts, including government contracts.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. The occurrence of any event or penalty described above may inhibit our ability to commercialize our investigational gene therapies and adversely affect our business, financial condition, results of operations and prospects.

In addition, the FDA’s policies, and those of the EMA and other regulatory authorities, may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our investigational gene therapies. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability, which would negatively impact our business, financial condition, results of operations and prospects.

Even if we obtain and maintain approval for our investigational gene therapies in a major pharmaceutical market such as the United States, we may never obtain approval for our investigational gene therapies in other major markets.

In order to market any products in a country or territory, we must establish and comply with numerous and varying regulatory requirements of such countries or territories regarding safety and efficacy. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. Approval procedures vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking regulatory approvals in all major markets could result in significant delays, difficulties and costs for us and may require additional preclinical studies or clinical trials, which would be costly and time-consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our investigational gene therapies in those countries. Satisfying these and other regulatory requirements is costly, time-consuming, uncertain and subject to unanticipated delays. In addition, our failure to obtain regulatory approval in any country may delay or have negative effects on the process for regulatory approval in other countries. We currently do not have any investigational gene therapies approved for sale in any jurisdiction, whether in the United States, Europe or any other international markets, and we do not have experience in obtaining regulatory approval in international markets. If we fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals, our target market will be reduced and our ability to realize the full market potential of our investigational gene therapies will be compromised.

Risks Related to Our Reliance on Third Parties

We rely, and expect to continue to rely, on third parties to conduct our preclinical studies and clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our investigational gene therapies and our business could be substantially harmed.

We have relied upon and plan to continue to rely upon third parties, including independent clinical investigators and third-party CROs, to conduct some of our preclinical studies and our clinical trials in accordance with applicable regulatory requirements and to monitor and manage data for our ongoing preclinical and clinical programs. We rely on these parties for execution of our preclinical studies and clinical trials, and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our preclinical studies and clinical trials is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards, and our reliance on these third parties does not relieve us of our regulatory responsibilities. We and our third-party contractors and CROs are required to comply with GCP requirements, which are regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of the EEA and comparable foreign regulatory authorities for all of our investigational gene therapies in clinical development. Regulatory authorities enforce these GCP requirements through periodic inspections of trial sponsors, principal investigators and clinical trial sites. If we fail to exercise adequate oversight over any of our CROs or if we or any of our CROs fail to comply with applicable GCP requirements, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, MHRA, EMA or other regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon a regulatory inspection of us or our CROs or other third parties performing services in connection with our clinical trials, such regulatory authority will determine that any of our clinical trials complies with GCP regulations. In addition, our clinical trials must be conducted with product produced under applicable cGMP regulations. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

Further, these investigators and CROs are not our employees and we will not be able to control, other than by contract, the amount of resources, including time, which they devote to our investigational gene therapies and clinical trials. If independent investigators or CROs fail to devote sufficient resources to the development of our investigational gene therapies, or if their performance is substandard, it may delay or compromise the prospects for approval and commercialization of our investigational gene therapies. In addition, the use of third-party service providers requires us to disclose our proprietary information to these parties, which could increase the risk that this information will be misappropriated.

Our existing and future CROs have or may have the right to terminate their agreements with us in the event of an uncured material breach. In addition, some of our CROs have an ability to terminate their respective agreements with us if it can be reasonably demonstrated that the safety of the patients participating in our clinical trials warrants such termination, if we make a general assignment for the benefit of our creditors or if we are liquidated.

If any of our relationships with these third-party CROs terminate, we may not be able to enter into arrangements with alternative CROs or to do so on commercially reasonable terms. If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they cannot perform their contractual duties or obligations due to the impacts of COVID-19 on their operations or at the sites they are overseeing, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to obtain regulatory approval for or successfully commercialize our investigational gene therapies. As a result, our results of operations and commercial prospects would be harmed, our costs could increase and our ability to generate revenues could be delayed.

Switching or engaging additional CROs involves additional cost and requires our management’s time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays could occur, which could materially impact our ability to meet our desired clinical development timelines. Though we carefully manage our relationships with our contracted laboratories and CROs, there can be no assurance that we will not encounter challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and results of operations.

In addition, investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services, including equity awards and option grants, and may have other financial interests in our company. We are required to collect and provide financial disclosure notifications or certifications for our clinical investigators to the FDA, MHRA, EMA and other regulatory authorities. If the FDA, MHRA, EMA or other regulatory authority concludes that a financial relationship between us and a clinical investigator has created a conflict of interest or otherwise affected interpretation of the trial, the FDA, MHRA, EMA or other regulatory authority may question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA, MHRA, EMA or other regulatory authority and may ultimately lead to the denial of marketing approval of our current and future investigational gene therapies.

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor or other third party will discover our trade secrets or that our trade secrets will be misappropriated or disclosed.

We have engaged CMOs to manufacture and quality test our lead investigational gene therapy, GT005, and collaborate with various organizations and academic institutions for the advancement of our gene therapy programs, and we must, at times, share our proprietary technology and confidential information, including trade secrets as a part of these third-party relationships. We seek to protect our proprietary technology, in part, by entering into confidentiality agreements and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements and other similar agreements with our collaborators, advisors, employees, consultants and contractors (including CMOs) prior to beginning research or disclosing any proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, including our trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors or other third parties, are inadvertently incorporated into the technology of others or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s or other third party’s discovery of our proprietary technology and confidential information or other unauthorized use or disclosure of such technology or information would impair our competitive position and may have an adverse effect on our business, financial condition, results of operations and prospects. For more information on risks relating to our reliance on trade secrets see “—Risks Related to Our Intellectual Property.”

We currently utilize, and expect to continue to utilize, third parties to conduct our product manufacturing, and these third parties may not perform satisfactorily.

We currently rely on CMOs for the manufacturing of clinical batches and intend to continue to rely on third parties to manufacture our preclinical study and clinical trial product supplies until we sufficiently develop our in-house manufacturing capabilities. For example, we are party to a manufacturing services agreement, pursuant to which we plan to manufacture GT005 for our ongoing and planned clinical studies. Our supplier is a full service CMO that provides services to a number of other companies in addition to us, and as a result, may experience competing customer demands. We also rely on CMOs for the manufacture of our other gene therapies and our Orbit SDS device. Such reliance on third-party manufacturers may expose us to different risks than if we were to manufacture our gene therapies and Orbit SDS device ourselves.

If our third-party manufacturers do not successfully carry out their contractual obligations, meet expected deadlines, or manufacture GT005 in accordance with regulatory requirements, if they experience capacity issues with respect to producing GT005 as a result of competing demands on their manufacturing capacity or as a result of impacts of COVID-19 or if there are disagreements between us and these third-party manufacturers, we will not be able to supply the material needed in order to complete clinical studies, or may be delayed in completing these studies. In addition, the preclinical studies required to support future IND submissions and the future clinical trials required for regulatory approval of GT005 or any other investigational gene therapies we may develop, to the extent that we rely on CMOs for manufacturing capabilities for these programs, may similarly be impacted by the same factors. In such instances, we may need to enter into an appropriate replacement third-party relationship, which may not be readily available or available on acceptable terms, which would cause additional delay or increased expense prior to the approval of GT005 or any of our other investigational gene therapies we may develop, and would thereby have a negative impact on our business, financial condition, results of operations and prospects. We also plan to develop an in-house commercial manufacturing facility and infrastructure, which will require significant expenses, diversion of management resources and time. There can be no assurance that we will successfully develop this in-house manufacturing facility or that, in doing so, we will not encounter challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and results of operations.

Under certain circumstances, our current CMOs are entitled to terminate their engagements with us. If we need to enter into alternative arrangements, it could delay our development activities. Our reliance on our CMOs for certain manufacturing activities will reduce our control over these activities but will not relieve us of our responsibility to ensure compliance with all required regulations. If our current CMOs, or any future third-party manufacturers, do not successfully carry out their contractual duties, meet expected deadlines or manufacture our investigational gene therapies in accordance with regulatory requirements, or if there are disagreements between us and our CMOs or any future third-party manufacturers, we will not be able to complete, or may be delayed in completing, the preclinical studies required to support future IND submissions and the clinical trials required for approval of our investigational gene therapies.

In addition to our current CMOs, we may rely on additional third parties to manufacture components of our investigational gene therapies in the future and to perform quality testing, and reliance on these third parties entails risks to which we would not be subject if we manufactured the investigational gene therapies ourselves, including:

•	reduced control for certain aspects of manufacturing activities;

•	termination or nonrenewal of manufacturing and service agreements with third parties in a manner or at a time that is costly or damaging to us; and

•

disruptions to the operations of our third-party manufacturers and service providers caused by conditions unrelated to our business or operations, including the bankruptcy of the manufacturer or service provider.

Any of these events could lead to clinical trial delays or failure to obtain regulatory approval or impact our ability to successfully commercialize any of our investigational gene therapies. Some of these events could be the basis for FDA, MHRA, EMA or other regulatory authority action, including injunction, recall, seizure or total or partial suspension of product manufacture.

To the extent we rely on a third-party manufacturing facility for clinical trial or commercial supply, that third party will be subject to significant regulatory oversight with respect to manufacturing our investigational gene therapies.

The preparation of therapeutics for clinical trials or commercial sale is subject to extensive regulation. Components of a finished therapeutic product approved for commercial sale or used in later stage clinical trials must be manufactured in accordance with cGMP requirements. These regulations govern manufacturing processes and procedures, including record keeping, and the implementation and operation of quality systems to control and assure the quality of investigational products and products approved for sale. Poor control of production processes can lead to the introduction of outside agents or other contaminants, or to inadvertent changes in the properties or stability of a product candidate that may not be detectable in final product testing. We must supply all necessary documentation in support of a BLA or MAA on a timely basis and must adhere to the FDA’s and EMA’s cGMP requirements which are enforced, in the case of the FDA, through its facilities inspection program. To the extent that we utilize third-party facilities for commercial supply, the third party’s facilities and quality systems must pass an inspection for compliance with the applicable regulations as a condition of regulatory approval. In addition, the regulatory authorities may, at any time, audit or inspect the third-party manufacturing facility or the associated quality systems for compliance with the regulations applicable to the activities being conducted. If these facilities do not pass a plant inspection, the FDA will not approve the BLA.

If our CMOs cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA, MHRA, EMA or other regulatory authorities, they will not be able to secure or maintain regulatory approval for their manufacturing facilities. In addition, we have no direct control over the ability of our CMOs to maintain adequate quality control, quality assurance and qualified personnel. Furthermore, all of our CMOs are engaged with other companies to supply or manufacture materials or products for such companies, which exposes our CMOs to regulatory risks for the production of such materials and products. As a result, failure to meet the regulatory requirements for the production of those materials and products may generally affect the regulatory clearance of our CMOs’ facilities. Our failure, or the failure of third parties, to comply with applicable regulations could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or revocation of approvals, seizures or recalls of investigational gene therapies or products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our products and investigational gene therapies.

Our potential future dependence upon others for the manufacture of our investigational gene therapies may adversely affect our future profit margins and our ability to commercialize any products that receive regulatory approval on a timely and competitive basis.

We are dependent on a limited number of suppliers and, in some instances, a sole supplier, for some of our components and materials used in our investigational gene therapies and in our Orbit SDS device.

We currently depend on a limited number of suppliers and, in some instances, a sole supplier, for some of the components and equipment necessary for the production of our viral vectors, drug product and in our Orbit SDS device. We may not be able to enter into longer-term supply agreements to assure supply of these components and equipment. Moreover, we cannot be sure that these suppliers will remain in business, or that they will not be purchased by one of our competitors or another company that is not interested in continuing to produce these materials for our intended purpose. Our use of a sole or a limited number of suppliers of raw materials, components and finished goods exposes us to several risks, including disruptions in supply, price increases, late deliveries and an inability to meet customer demand. There are, in general, relatively few alternative sources of supply for these components. These vendors may be unable or unwilling to meet our future demands for our clinical trials or commercial sale. Establishing additional or replacement suppliers for these components could take a substantial amount of time and it may be difficult to establish replacement suppliers who meet regulatory requirements. Any disruption in supply from any supplier or manufacturing location could lead to supply delays or interruptions which would damage our business, financial condition, results of operations and prospects.

If we are required to switch to a replacement supplier, the manufacture and delivery of our investigational gene therapy could be interrupted for an extended period, adversely affecting our business. Establishing additional or replacement suppliers may not be accomplished quickly. If we are able to find a replacement supplier, the replacement supplier would need to be qualified and may require additional regulatory authority approval, which could result in further delay. For example, the FDA , MHRA, EMA or other regulatory authorities could require additional supplemental data, manufacturing data and comparability data up to and including clinical trial data if we rely upon a new supplier. While we seek to maintain adequate inventory of the components and materials used in our investigational gene therapies, any interruption or delay in the supply of components or materials, or our inability to obtain components or materials from alternate sources at acceptable prices in a timely manner, could impair our ability to conduct our clinical trials and, if our investigational gene therapies are approved, to meet the demand of our customers and cause them to cancel orders.

In addition, as part of the FDA’s approval of our investigational gene therapies, the FDA must review and approve the individual components of our production process, which includes raw materials, the manufacturing processes and facilities of our suppliers. Some of our current suppliers have not undergone this process nor have they had any components included in any product approved by the FDA.

Our reliance on these suppliers subjects us to a number of risks that could harm our reputation, business and financial condition, including, among other things:

•	the interruption of supply resulting from modifications to or discontinuation of a supplier’s operations;

•	delays in product shipments resulting from uncorrected defects, reliability issues, or a supplier’s variation in a component;

•	delays in performance due to COVID-19;

•	a lack of long-term supply arrangements for key components with our suppliers;

•	the inability to obtain adequate supply in a timely manner, or to obtain adequate supply on commercially reasonable terms;

•	difficulty and cost associated with locating and qualifying alternative suppliers for our components in a timely manner;

•	production delays related to the evaluation and testing of products from alternative suppliers and corresponding regulatory qualifications;

•	a delay in delivery due to our suppliers prioritizing other customer orders over ours;

•	damage to our reputation caused by defective components produced by our suppliers;

•	increased cost of our warranty program due to product repair or replacement based upon defects in components produced by our suppliers;

•	fluctuation in delivery by our suppliers due to changes in demand from us or their other customers; and

•	an inability to obtain or delay in obtaining supply due to general economic disruptions, including as a result of geopolitical events, global pandemics or natural disasters.

If any of these risks materialize, costs could significantly increase and our ability to conduct our clinical trials and, if our investigational gene therapies are approved, to meet demand for our products could be impacted.

We may seek to establish collaborations and, if we are not able to establish them on commercially reasonable terms, we may have to alter our development and commercialization plans.

We may pursue collaborations for the development and commercialization of one or more of our investigational gene therapies. We face significant competition in seeking appropriate collaborators. Whether we reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the design or results of clinical trials, the likelihood of approval by the FDA or applicable foreign regulatory authorities, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products and the existence of uncertainty with respect to its ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge and industry and market conditions generally. The collaborators may also consider alternative investigational gene therapies or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us for its investigational gene therapies.

Collaborations are complex and time-consuming to negotiate and document. In addition, there have been a significant number of business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators.

We may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If we are unable to do so, we may have to curtail the development of the product candidate for which we are seeking to collaborate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms, or at all. If we do not have sufficient funds, we may not be able to further develop our investigational gene therapies or bring them to market and generate product revenue.

If we enter into collaborations with third parties for the development and commercialization of our investigational gene therapies, our prospects with respect to those investigational gene therapies will depend in significant part on the success of those collaborations.

We may seek to enter into collaborations for the development and commercialization of certain of our investigational gene therapies. If we enter into such collaborations, we will have limited control over the amount and timing of resources that our collaborators will dedicate to the development or commercialization of our investigational gene therapies. Our ability to generate revenues from these arrangements will depend on any future collaborators’ abilities to successfully perform the functions assigned to them in these arrangements. In addition, any future collaborators may have the right to abandon research or development projects and terminate applicable agreements, including funding obligations, prior to or upon the expiration of the agreed upon terms.

Collaborations involving our investigational gene therapies pose a number of risks, including the following:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations;

•	collaborators may not perform their obligations as expected;

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collaborators may not pursue development and commercialization of our investigational gene therapies or may elect not to continue or renew development or commercialization programs, based on clinical trial results, changes in the collaborators’ strategic focus or available funding or external factors, such as an acquisition, that divert resources or create competing priorities;

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collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon an investigational gene therapy, repeat or conduct new clinical trials or require a new formulation of an investigational gene therapy for clinical testing;

•	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our investigational gene therapies;

•	a collaborator with marketing and distribution rights to one or more products may not commit sufficient resources to the marketing and distribution of such product or products;

•	disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development, might cause delays or termination of the research, development or commercialization of investigational gene therapies, might lead to additional responsibilities for us with respect to investigational gene therapies, or might result in litigation or arbitration, any of which would be time-consuming and expensive;

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collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;

•	collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability;

•	we may be required to invest resources and attention into such collaboration, which could distract from other business objectives;

•	disputes may arise between the collaborators and us regarding ownership of or other rights in the intellectual property generated in the course of the collaborations; and

•	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable investigational gene therapies.

Collaboration agreements may not lead to development or commercialization of investigational gene therapies in the most efficient manner or at all. If any future collaborator of ours is involved in a business combination, it could decide to delay, diminish or terminate the development or commercialization of any product candidate licensed to it by us.

Risks Related to Commercialization of Our Investigational Gene Therapies and Orbit SDS

We face significant competition in an environment where multiple companies have ongoing clinical trials and are aiming to impact the patient unmet need. There is a possibility that our competitors may achieve regulatory approval before us or develop therapies that are more advanced or effective than ours, which may adversely affect our financial condition and our ability to successfully market or commercialize our investigational gene therapies.

The biotechnology and pharmaceutical industries, including the gene therapy field, are characterized by rapidly changing technologies, significant competition and a strong emphasis on intellectual property. We face substantial competition from many different sources, including large and specialty pharmaceutical and biotechnology companies, academic research institutions, government agencies and public and private research institutions.

New developments, including the development of other pharmaceutical technologies and methods of treating disease, occur in the pharmaceutical and life sciences industries at a rapid pace. Developments by competitors may render our investigational gene therapies less competitive or noncompetitive. We anticipate that we will face intense and increasing competition as new treatments enter the market and as advances for patients become available.

We are aware of a number of companies focused on developing ophthalmic gene therapies, including 4-D Molecular Therapeutics, Adverum and REGENXBIO, among others. Furthermore, we are aware of multiple companies developing treatments for GA secondary to AMD, including Apellis, Gemini, Hemera, IVERIC bio, NGM Biopharmaceuticals and Roche, among others. We are also aware that several other companies, including Alkeus Pharmaceuticals Inc., Allegro Ophthalmics, LLC, Allergan Inc., Astellas Pharma Inc., Boehringer Ingelheim, EyePoint Pharmaceuticals, Inc., Genentech, Lineage Cell Therapeutics, Inc., Regenerative Patch Technologies, LLC and Stealth BioTherapeutics Corp. (working in collaboration with Alexion Pharmaceuticals, Inc.), are pursuing development programs for the treatment of GA or dry AMD using different mechanisms of action outside of the complement system. See “Business—Competition.”

Many of our potential competitors, alone or with their strategic partners, have substantially greater financial, technical and other resources, such as larger research and development, clinical, marketing and manufacturing organizations. Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated among a smaller number of competitors. Our commercial opportunity could be reduced or eliminated if competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any investigational gene therapy that we may develop. Competitors also may obtain FDA, MHRA, EMA or other regulatory approval for their products more rapidly or earlier than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. Additionally, technologies developed by our competitors may render our investigational gene therapies less competitive or noncompetitive, and we may not be successful in marketing our investigational gene therapies against competitors.

In addition, as a result of the expiration or successful challenge of our patent rights, we could face more litigation with respect to the validity or scope of patents relating to our competitors’ products. The availability of our competitors’ products could limit the demand, and the price we are able to charge, for any investigational gene therapy that we may develop and commercialize.

We currently have no marketing or field force. If we are unable to establish effective sales and marketing capabilities or enter into agreements with third parties to market and sell GT005 or other investigational gene therapies that may be approved, we may not be successful in commercializing our investigational gene therapies or devices if and when approved, and we may be unable to generate any product revenue.

If our ongoing Phase I/II and Phase II clinical trials for GT005 and a subsequent Phase III pivotal program for GT005 are successful and GT005 is approved for commercialization, we currently intend to seek to commercialize GT005 in the United States, United Kingdom, Europe and potentially other countries which would require a specialized field force. However, we currently do not have an established marketing or sales team for the marketing, sales and distribution of any of our gene therapies. In order to commercialize GT005, if approved, or any of our other investigational gene therapies that may be approved, we must build marketing, sales, distribution, managerial and potential other capabilities or make arrangements with third parties to perform these services, and we may not be successful in doing so.

There are risks involved with both establishing our own sales and marketing capabilities and entering into arrangements with third parties to perform these services. For example, recruiting and training a field force is expensive and time-consuming and, if not planned and executed effectively, could delay any product launch. If the commercial launch of an investigational gene therapy for which we recruit a field force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly and our investment would be lost if we cannot retain or reallocate our sales and marketing personnel.

Factors that may inhibit our efforts to commercialize our investigational gene therapies or devices on our own include:

•	our inability to recruit, train and retain adequate numbers of effective field and marketing personnel;

•	the inability of field personnel to obtain sufficient access to physicians or educate adequate numbers of physicians on the benefits and risks of prescribing any future product that we may develop;

•	delays in commercialization due to COVID-19; and

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

If we enter into arrangements with third parties to perform sales, marketing and distribution services, our product revenue or the profitability to us from these revenue streams is likely to be lower than if we were to market and sell any investigational gene therapies or devices that we develop ourselves. In addition, we may not be successful in entering into arrangements with third parties to market and sell our investigational gene therapies or devices or may be unable to do so on terms that are favorable to us. We likely will have little control over such third parties and any of them may fail to devote the necessary resources and attention to market and sell our investigational gene therapies or devices effectively. Even if our investigational gene therapies are approved, if we are unable to successfully market our products, we will not be able to generate significant revenues from such products. If we do not establish sales and marketing capabilities successfully, either on our own or in collaboration with third parties, we may not be successful in commercializing our investigational gene therapies or devices.

The market opportunities for our investigational gene therapies may be smaller than we anticipate.

We are focusing our primary research and development efforts on expanding gene therapy beyond rare diseases, especially conditions related to AMD. Our understanding of both the number of people who have AMD and the subset of populations that we are currently evaluating in our clinical trials who have the potential to benefit from our GT005 investigational gene therapy treatment, including the a broad population of patients with GA secondary to AMD and the population of patients with GA secondary to AMD with CFI rare variants, are based on estimates and expectations. These estimates have been derived from a variety of sources, including our research, our ongoing SCOPE natural history study, scientific literature, patient foundations and publicly available databases, and may prove to be incorrect. Further, new or updated sources may reveal a change in the estimated number of patients, and the number of patients may turn out to be lower than expected. Even if original estimates of prevalence and incidence prove correct, our ongoing and planned clinical trials may fail to show the efficacy of GT005 in either, or both, patient populations. The number of patients in the United States, the United Kingdom, the European Union and elsewhere may turn out to be lower than expected, may not be otherwise amenable to treatment with our investigational gene therapies or patients may become increasingly difficult to identify and access, all of which would adversely affect our business, financial condition, results of operations and prospects.

Additionally, the potential addressable patient population for our current programs or future investigational gene therapies may be limited. The ultimate market opportunity for our investigational gene therapies will depend on, among other things, the final labeling for such investigational gene therapies as agreed with the FDA or comparable foreign regulatory authorities, acceptance by the medical community and patients, potential competition and drug pricing and reimbursement, and overall patient access. Even if we obtain significant market share for any investigational gene therapies, if approved, if the potential target populations are small, we may never achieve profitability without obtaining marketing approval for additional indications.

Further, there are several factors that could contribute to making the actual number of patients who receive our potential products, if and when approved, less than the potentially addressable market. These include the lack of widespread availability of, and limited reimbursement for, new therapies in many underdeveloped markets. Further, the severity of the progression of a disease up to the time of treatment will likely diminish the total potential therapeutic benefit conferred by a gene therapy due to irreversible organ or tissue damage (for example, complete blindness in the context of AMD). Lastly, certain patients’ immune systems might prohibit the successful delivery of certain gene therapy products to the target tissue, thereby limiting the treatment outcomes.

The commercial success of our investigational gene therapies will depend upon their degree of market acceptance by physicians, patients, third-party payors and others in the medical community.

Ethical, social and legal concerns about gene therapy could result in additional regulations restricting or prohibiting our investigational gene therapies, if and when approved. Even with the requisite approvals from the FDA, MHRA, EMA and other regulatory authorities internationally, the commercial success of our investigational gene therapies will depend, in part, on the acceptance of physicians, patients and third-party payors of gene therapy products in general, and our investigational gene therapies in particular, as medically necessary, cost-effective and safe. Any product that we commercialize may not gain acceptance by physicians, patients, third-party payors and others in the medical community. If these products do not achieve an adequate level of acceptance, we may not generate significant product revenue and may not become profitable. The degree of market acceptance of gene therapy products and, in particular, our investigational gene therapy, if approved for commercial sale, will depend on several factors, including:

•	the efficacy and safety of our investigational gene therapy as demonstrated in clinical trials;

•	the potential and perceived advantages of our investigational gene therapy over alternative treatments;

•	the availability and cost of treatment relative to alternative treatments;

•	patient awareness of, and willingness to seek, genotyping as appropriate and indicated;

•	the willingness of physicians to prescribe, and the target patient population to try, new therapies;

•	the prevalence and severity of any side effects;

•	product labeling or product insert requirements of the FDA, MHRA, EMA or other regulatory authorities, including any limitations or warnings contained in a product’s approved labeling;

•	the timing of market introduction of the candidate as well as competitive products;

•	patient willingness to undergo surgical medical procedures;

•	publicity concerning our investigational gene therapies or competing products and treatments;

•	any restrictions on the use of our products together with other medications;

•	the effectiveness of sales and marketing efforts; and

•	favorable market access, including third-party payer coverage and adequate reimbursement.

Even if a potential product displays a favorable efficacy and safety profile in preclinical studies and clinical trials, market acceptance of the product will not be fully known until after it is launched.

Surgery-related adverse events involving the use of Orbit SDS, or any other medical device we may develop, could negatively impact us.

All surgical procedures carry some risk. The use of Orbit SDS in surgical procedures is required to be performed by ophthalmologists who have received special training. While we take efforts to train surgeons on the use of the Orbit SDS device in the procedure, we cannot be certain that such training is adequate or effective for all surgeons. Further, these training efforts may require significant effort or expense, even if effective. A surgery-related adverse event involving the use of Orbit SDS may lessen or cease the demand for the use of the device for other gene or cell therapies or increase regulatory scrutiny. In addition, a surgery-related adverse event may result in a clinical hold, delays in the completion of any ongoing or planned clinical trials and decrease our ability to complete development of our investigational gene therapies, including our lead investigational gene therapy, GT005, which we are currently delivering to patients using Orbit SDS in cohorts of our ongoing Phase I/II FOCUS clinical trial. In addition, Patients could experience adverse events or outcomes following a surgical procedure due to a variety of different factors, including deficits in the skill, experience and preparedness of the surgeon, the existence of underlying conditions or overall poor health of the patient, and defects, age and misuse of medical products used in the procedure. Should any surgery-related adverse event occur during the use of Orbit SDS, or any other medical device product we may develop, there could be adverse publicity, increased scrutiny from regulatory agencies and a loss of goodwill, even if it is ultimately shown to be caused by factors other than our device, which could negatively affect our business, financial condition and results of operations and impair our ability to grow our business.

We may be unable to successfully demonstrate to surgeons or key opinion leaders the merits of Orbit SDS, compared to those of our competitors, which may make it difficult to establish our product as a standard of care and achieve market acceptance.

Surgeons play a primary role in determining the course of treatment and, ultimately, the type of products that will be used to treat a patient. Our success will depend in part on our ability to effectively market and demonstrate to surgeons the merits of Orbit SDS and subretinal gene therapy delivery compared to competing delivery methods. Acceptance of our products and technologies depends on educating surgeons as to the distinctive characteristics, clinical benefits, safety and cost-effectiveness of our products and technologies as compared to those of our competitors, and on training surgeons in the proper use of our product and surgical procedure. The safety and efficacy of Orbit SDS is not yet supported by long-term clinical data in large numbers of patients. If we are not successful in convincing surgeons of the merits of Orbit SDS as used to deliver our products or educating them on the use of our products, they may not use our products or may not use them effectively and we may be unable to increase our sales, sustain our growth or achieve and sustain profitability.

Furthermore, it is possible many surgeons, hospitals and healthcare facilities may be unwilling to adopt Orbit SDS unless they determine, based on experience, clinical data and published peer-reviewed journal articles, that our products and technologies provide benefits or are attractive and cost-effective as the current delivery standard. Additionally, surgeons may be reluctant to change their surgical treatment practices for the following reasons, among others:

•	existing relationships with competitors and distributors that sell competitive products;

•	lack or perceived lack of evidence supporting additional patient benefits;

•	perceived liability risks generally associated with the use of new products, technologies and procedures;

•	less attractive availability of coverage and reimbursement by third-party payors compared to competitive products and procedures and other techniques;

•	costs associated with the purchase of new products and equipment; and

•	inexperience with our products and the time commitment that may be required for training.

In addition, we believe recommendations and support of our products and technologies by influential surgeons and key opinion leaders in our industry are essential for market acceptance and establishment of Orbit SDS as a standard of care for subretinal delivery of gene therapy. If we do not receive support from such surgeons and key opinion leaders, if long-term data do not show the benefits of using our products and technologies or if the benefits offered by our products and technologies are not sufficient to justify their cost, surgeons, hospitals and other healthcare providers may not use our products and we might be unable to establish our products and technologies as a standard of care and achieve market acceptance.

The training required for physicians to use our Orbit SDS could reduce the market acceptance of the product or any of our investigational gene therapies or future gene therapies.

As with any new method or technique, physicians must undergo a thorough training program before they are qualified to perform a surgery using Orbit SDS. Physicians could experience difficulty with the technique necessary to successfully utilize the device, and may not achieve the technical competency necessary to complete the training program. Even after successfully completing the training program, physicians could still experience difficulty using Orbit SDS, and, as a result, limit its use significantly in their practices or cease utilizing it altogether. In addition, if physicians are uncomfortable using Orbit SDS and restrict their use of the device, they may be reluctant to administer any of our investigational gene therapies or future gene therapies that utilize Orbit SDS as a delivery platform.

In addition, we may experience difficulty growing the number of physicians who complete our training program if patient demand is low, if the length of time necessary to train each physician is longer than expected, if the capacity of our staff to train physicians is less than expected, or if we are unable to sufficiently grow our sales organization. All of these events would lead to fewer trained physicians qualified on our Orbit SDS procedure, which may decrease the demand for our investigational gene therapies and negatively affect our business, financial condition and results of operations, and impair our ability to grow our business.

The insurance coverage and reimbursement status of newly approved products is uncertain. Failure to obtain or maintain adequate coverage and reimbursement for our investigational gene therapies, if approved, could limit our ability to market those products and decrease our ability to generate product revenue.

In the United States and certain markets in other countries, patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors, such as Medicare, Medicaid, TRICARE, the Veterans Administration, managed care organizations, private health insurers and other organizations, to reimburse all or part of the associated healthcare costs. We expect the cost of a single administration of gene therapy products, such as those we are developing, to be substantial, when and if they achieve regulatory approval. We expect that coverage and adequate reimbursement by government and private payors will be essential for most patients to be able to afford these treatments. Accordingly, sales of our investigational gene therapy will depend substantially, both domestically and abroad, on the extent to which the costs of our investigational gene therapy will be reimbursed by third-party payors.

Coverage and reimbursement by a third-party payor may depend upon several factors, including the third-party payor’s determination that use of a product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

There is significant uncertainty related to third-party coverage and reimbursement of newly approved products. Government authorities and other third-party payors decide which drugs and treatments they will cover and the amount of reimbursement. There is no uniform policy for coverage and reimbursement in the United States. In the United States, the principal decisions about reimbursement for new medicines are typically made by the U.S. Centers for Medicare & Medicaid Services, or CMS, an agency within the Department of Health and Human Services, or HHS. CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare and private payors tend to follow CMS to a substantial degree. However, no uniform policy of coverage and reimbursement exists among third-party payors. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. One payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage and adequate reimbursement.

Obtaining coverage and reimbursement for a product from third-party payors is a time-consuming and costly process that could require us to provide to the payor supporting scientific, clinical and cost-effectiveness data. In addition to the costs required to obtain FDA or other comparable regulatory approvals, a company may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity. Companies may also need to provide discounts to purchasers, private health plans or government healthcare programs. Nonetheless, product candidates may not be considered medically necessary or cost effective. We also may not be able to provide data sufficient to gain acceptance with respect to coverage and reimbursement. If coverage and reimbursement are not available, or are available only at limited levels, we may not be able to successfully commercialize our investigational gene therapies. Even if coverage is provided, the approved reimbursement amount may not be adequate to realize a sufficient return on our investment.

Currently, at least one gene therapy product has been approved for coverage and reimbursement by CMS, the agency responsible for administering the Medicare program, but it is still difficult to predict what CMS will decide with respect to coverage and reimbursement for fundamentally novel products such as ours, as there is no body of established practices and precedents for these types of products. Moreover, reimbursement agencies in the European Union may be more conservative than CMS. For example, several cancer drugs have been approved for reimbursement in the United States and have not been approved for reimbursement in certain EU Member States. It is difficult to predict what third-party payors will decide with respect to the coverage and reimbursement for our investigational gene therapies.

Moreover, increasing efforts by government and third-party payors in the United States and other jurisdictions to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for new products approved and, as a result, they may not cover or provide adequate payment for our investigational gene therapies. Payors increasingly are considering new metrics as the basis for reimbursement rates, such as average sales price, average manufacturer price and actual acquisition cost. The existing data for reimbursement based on some of these metrics are relatively limited, although certain states have begun to survey acquisition cost data for the purpose of setting Medicaid reimbursement rates, and CMS has begun making pharmacy National Average Drug Acquisition Cost publicly available on at least a monthly basis. Therefore, it may be difficult to project the impact of these evolving reimbursement metrics on the willingness of payors to cover investigational gene therapies that we or our partners are able to commercialize. We expect to experience pricing pressures in connection with the sale of any of our investigational gene therapies once they obtain marketing authorization, due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and surgical procedures and other treatments, has become intense. As a result, increasingly high barriers are being erected to the entry of new products such as ours.

The containment of healthcare costs has become a priority of federal, state and foreign governments, and the prices of drugs have been a focus in this effort. The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs to limit the growth of government-paid healthcare costs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. For example, in the United States, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or the PPACA, contains provisions that may reduce the profitability of products, including, for example, increased rebates for products sold to Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies’ share of sales to federal healthcare programs. Further, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several recent congressional inquiries and proposed federal and state legislation designed to, among other things, bring more transparency to product pricing, align U.S. drug prices with international prices, contain the cost of drugs, review the relationship between pricing and manufacturer patient support programs and reform government program reimbursement methodologies for products.

Outside the United States, international operations generally are subject to extensive government price controls and other market regulations, and increasing emphasis on cost-containment initiatives in the European Union, Canada and other countries may put pricing pressure on us. For example, a limited number of gene therapy products were approved in the European Union but are yet to be widely commercially available. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems or are subject to negotiation with a single government payor. We may not be able to agree to a price with the relevant government payor and if we do, in general, the prices of medicines under such systems are substantially lower than in the United States. Other countries allow companies to fix their own prices for medical products, but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our investigational gene therapies. Accordingly, in markets outside the United States, the reimbursement for our investigational gene therapies may be reduced compared with the United States and may be insufficient to generate commercially reasonable product revenues.

Additionally, in countries where the pricing of gene therapy products is subject to governmental control, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. In addition, there can be considerable pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost containment measures. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various EU Member States and parallel distribution, or arbitrage between low-priced and high-priced member states, can further reduce prices. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our investigational gene therapies to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be harmed.

Due to the potential for our investigational gene therapy to offer therapeutic benefit in a single administration, we face uncertainty related to pricing and reimbursement for this investigational gene therapy.

The potential for long-term therapeutic benefit from a single administration presents particular challenges to pricing review and negotiation for our investigational gene therapies for which we may obtain marketing authorization. If we are unable to obtain adequate levels of reimbursement, our ability to support our development and commercial infrastructure and to successfully market and sell our investigational gene therapy for which we may obtain marketing approval will be adversely affected.

We anticipate that our investigational gene therapy may provide long-term, durable benefit with a single administration. This is a different paradigm than that of other pharmaceutical therapies, which often require an extended course of treatment or frequent administration. As a result, governments and other payors may be reluctant to provide the significant level of reimbursement that we seek at the time of administration of our gene therapies or may seek to tie reimbursement to clinical evidence of continuing therapeutic benefit over time. Although we anticipate that our investigational gene therapy will need to be administered only once, there may be situations in which we may need to re-administer, which may further complicate the pricing and reimbursement for our investigational gene therapy. In addition, in light of the anticipated cost of these therapies, governments and other payors may be particularly restrictive in making coverage decisions. We may be required to generate sufficient clinical and econometric evidence for the value of our gene therapies in order to convince these decision makers, and may not be able to do so on a cost-effective basis or at all. These factors could limit our commercial success and harm our business.

Our gene therapy approach utilizes vectors derived from viruses, which may be perceived as unsafe or may result in unforeseen adverse events. Negative public opinion and increased regulatory scrutiny of gene therapy may damage public perception of the safety of our investigational gene therapies and adversely affect our ability to conduct our business or obtain regulatory approvals for our investigational gene therapies.

Gene therapy remains a novel technology, with only a limited number of gene therapy products approved to date. Public perception may be influenced by claims that gene therapy is unsafe, and gene therapy may not gain the acceptance of the public or the medical community. In particular, our success will depend upon physicians who specialize in the treatment of genetic diseases targeted by our investigational gene therapies, prescribing treatments that involve the use of our investigational gene therapies in lieu of, or in addition to, existing treatments with which they are familiar and for which greater clinical data may be available. More restrictive government regulations or negative public opinion would have an adverse effect on our business, financial condition, results of operations and prospects and may delay or impair the development and commercialization of our investigational gene therapies or demand for any products we may develop. Serious adverse events in our clinical trials, or other clinical trials involving gene therapy products or our competitors’ products, even if not ultimately attributable to the relevant investigational gene therapies, and the resulting publicity, could result in increased government regulation, unfavorable public perception, potential regulatory delays in the testing or approval of our investigational gene therapies, stricter labeling requirements for those investigational gene therapies that are approved and a decrease in demand for any such investigational gene therapies.

Risks Related to Our Intellectual Property

If we are unable to obtain, maintain and enforce patent protection for our current investigational gene therapies and devices, and any future investigational gene therapies or devices we may develop, or if the scope of the patent protection obtained is not sufficiently broad, our competitors or other third parties could develop and commercialize gene therapies and devices similar or identical to ours and our ability to successfully develop and commercialize our investigational gene therapies and devices may be adversely affected.

Our success depends, in large part, on our ability to seek, obtain and maintain patent protection in the United States and other countries with respect to our technologies, such as Orbit SDS, and our investigational gene therapies, including GT005. We seek to protect our proprietary position by filing patent applications in the United States, the United Kingdom and elsewhere, related to certain technologies and our investigational gene therapies that are important to our business. The risks associated with patent rights generally apply to patent rights that we in-license now or in the future, as well as patent rights that we may own now or in the future. With respect to GT005, we rely on our license from Syncona IP Holdco Limited, or Syncona IP; however, the U.S. patent application we license from Syncona has not been granted as an issued patent. In addition, we do not own any issued U.S. or foreign patents or patent applications with claims directed to GT005.

The patent prosecution process is expensive, time-consuming and complex, and we may not be able to file, prosecute, maintain, enforce or license all necessary or desirable patent applications at a reasonable cost or in a timely manner. We may not be able to obtain or maintain patent applications and patents due to the subject matter claimed in such patent applications and patents being in disclosures in the public domain. In some cases, the work of certain academic researchers in the gene therapy field has entered the public domain, which may preclude our ability to obtain patent protection for certain inventions relating to such work. For example, the use of complement factors in therapy, including AAV vectors comprising transgenes for complement factors, other than Complement Factor I, is in the public domain and may preclude our ability to obtain patent protection for GT005, including composition of matter claims. While we believe that the claims in our patent applications directed to GT005 are patentable, there can be no guarantee that any such claims, including our composition of matter claims, will issue at all or in a form that provides meaningful protection for GT005. In addition, it is possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Although we enter into nondisclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors and other third parties, any of these parties may breach these agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. Consequently, we may not be able to prevent any third party from using any of our technology that is in the public domain to compete with our investigational gene therapies and technologies.

Other parties have developed technologies that may be related or competitive to our own technologies and such parties may have filed or may file patent applications, or may have obtained or may obtain patents, claiming inventions that may overlap or conflict with those claimed in our own or licensed patent applications or issued patents. We may not be aware of all third-party intellectual property rights potentially relating to Orbit SDS and our current and future investigational gene therapies, including GT005, or devices. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and in other jurisdictions are typically not published until 18 months after filing, or, in some cases, not at all. Therefore, we cannot know with certainty whether the inventors of our owned or licensed patents and applications were the first to make the inventions claimed in those patents or pending patent applications, or that they were the first to file for patent protection of such inventions. If a third party can establish that we or our licensors were not the first to make or the first to file for patent protection of such inventions, our owned or licensed patent applications may not issue as patents and even if issued, may be challenged and invalidated or rendered unenforceable.

The patent position of biotechnology and pharmaceutical companies involves complex legal and factual questions and has, in recent years, been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of any patent rights are highly uncertain. Our pending and future owned and licensed patent applications may not result in patents being issued which protect our technology or investigational gene therapies, effectively prevent others from commercializing competitive technologies and gene therapies or otherwise provide any competitive advantage. In fact, patent applications may not issue as patents at all. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance.

Furthermore, patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after it is filed. Various extensions may be available; however, the life of a patent, and the protection it affords, is limited. Given the amount of time required for the development, testing and regulatory review of new gene therapies, patents protecting such gene therapies might expire before or shortly after such gene therapies are commercialized. As a result, our owned and licensed patent portfolio may not provide us with adequate and continuing patent protection sufficient to exclude others from commercializing products similar to Orbit SDS or our investigational gene therapies, including biosimilar versions of such products.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability and our owned and licensed patents may be challenged in courts or patent offices in the United States and abroad. For example, we may be subject to a third-party submission of prior art to the U.S. Patent and Trademark Office, or USPTO, challenging the validity of one or more claims of our owned or licensed patents. Such submissions may also be made prior to a patent’s issuance, precluding the granting of a patent based on one of our owned or licensed pending patent applications. A third party may also claim that our owned or licensed patent rights are invalid or unenforceable in a litigation. The outcome following legal assertions of invalidity and unenforceability is unpredictable. An adverse result in any legal proceeding could put one or more of our owned or in-licensed patents at risk of being invalidated or interpreted narrowly and could allow third parties to commercialize our products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. In addition, we may become involved in derivation, reexamination, inter partes review, post-grant review or interference proceedings and other similar proceedings in foreign jurisdictions (e.g., opposition proceedings) challenging the validity, priority or other features of patentability of our owned or licensed patent rights. For example, one European patent that we exclusively license from Syncona IP relates to rAAV vectors for use in the treatment or prevention of age-related macular degeneration, which relate to GT005, was subject to an opposition proceeding. While the European Patent Office Opposition Division maintained the patent in amended form, such decision may be appealed to the Boards of Appeal and it is uncertain when or in what manner the Boards of Appeal will act on any such appeal. Such challenges may result in loss of patent rights, exclusivity, or in patent claims being narrowed, invalidated, or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the scope and duration of the patent protection of Orbit SDS or our technology and investigational gene therapies. Such challenges also may result in substantial cost and require significant time from our scientists and management, even if the eventual outcome is favorable to us. Any of the foregoing, could have a material adverse effect on our business, financial condition, results of operations and prospects.

Even if they are unchallenged, our owned and licensed patents and pending patent applications, if issued, may not provide us with any meaningful protection or prevent competitors from designing around our patent claims to circumvent our owned or licensed patents by developing similar or alternative technologies or therapeutics in a non-infringing manner. For example, a third party may develop a competitive product that provides benefits similar to one or more of our investigational gene therapies but that uses a vector or an expression construct that falls outside the scope of our patent protection. If the patent protection provided by the patents and patent applications we own or license is not sufficiently broad to impede such competition, our ability to successfully commercialize our investigational gene therapies could be negatively affected, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We are, and may in the future be, subject to legal proceedings alleging that we are infringing, misappropriating or otherwise violating their intellectual property rights.

Our commercial success depends upon our ability and the ability of our future collaborators to develop, manufacture, market and sell our investigational gene therapies, including GT005, and Orbit SDS and use our proprietary technologies without infringing, misappropriating or otherwise violating the intellectual property of third parties. The biotechnology and pharmaceutical industries are characterized by extensive and complex litigation regarding patents and other intellectual property rights. We currently are, and may in the future become, party to, or be threatened with, adversarial proceedings or litigation where our competitors or other third parties may assert claims against us, alleging that our therapeutics, manufacturing methods, formulations, administration methods or delivery devices infringe, misappropriate or otherwise violate their intellectual property rights, including patents and trade secrets.

Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future, regardless of their merit. For example, we are aware of a third-party issued patent relating to a method of delivering products subretinally that could be construed to cover use of Orbit SDS in the United States. If such patent were to be asserted against us, we believe we would have defenses against any such assertion; however, there can be no assurance that any such defenses will be successful. If our defenses to such assertion were unsuccessful, we could be liable for damages, which could be significant and include treble damages and attorneys’ fees if we are found to willfully infringe such patent, and, unless we obtain a license to such patent, we could be precluded from commercializing Orbit SDS or any investigational gene therapy that is ultimately held to infringe such patent, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Patent and other types of intellectual property litigation can involve complex factual and legal questions, and their outcome is uncertain. Even if we believe such claims are without merit, a court of competent jurisdiction could hold that these third-party patents are valid, enforceable and infringed, which could adversely affect our ability to commercialize Orbit SDS or our investigational gene therapies and technology. In order to successfully challenge the validity of any such U.S. patent in federal court, we would need to overcome a presumption of validity. As this burden is a high one requiring us to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent or find that Orbit SDS or our investigational gene therapies or technology did not infringe any such claims. Further, even if we were successful in defending against any such claims, such claims could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.

If we are found, or believe there is a risk that we may be found, to infringe, misappropriate or otherwise violate a third party’s valid and enforceable intellectual property rights, we could be forced, including by court order, to cease developing, manufacturing and commercializing the infringing technology, investigational gene therapy or device and we could be found liable for monetary damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a patent or other intellectual property right. Further, we may be required to redesign the technology, investigational gene therapy or device in a non-infringing manner which may not be commercially feasible. We could also be required or may choose to obtain a license from such third party to continue developing, manufacturing and marketing our technology, investigational gene therapies or devices. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be nonexclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us, and it could require us to make substantial licensing and royalty payments.

Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on us. For example, on June 11, 2020, ISCI Holdings, Inc., or ISCI, filed a complaint against us and our indirect subsidiary, Orbit Biomedical Inc., or Orbit, in the United States District Court for the Eastern District of Pennsylvania, alleging that, among other things, we and Orbit misappropriated trade secrets relating to ISCI’s iTrack 275 device through the development and commercialization of the Orbit SDS. For more information regarding our litigation with ISCI, please see “Business—Legal Proceedings.” If we or Orbit are found to have misappropriated ISCI’s trade secrets, rights relating to Orbit SDS may be placed in a constructive trust for the benefit of ISCI or we may be required to cease manufacturing and commercializing Orbit SDS, be found liable for monetary damages, which may be significant, and may be required to obtain a license from ISCI for such trade secrets, which may not be available on commercially reasonable terms, on an exclusive basis or at all. Even if we were ultimately to prevail, our litigation with ISCI could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Given the vast number of patents in our field of technology, we cannot be certain or guarantee that we do not infringe existing patents or that we will not infringe patents that may be granted in the future. Many companies and institutions have filed, and continue to file, patent applications related to gene therapy and related manufacturing methods. Some of these patent applications have already been allowed or issued and others may issue in the future. Since this area is competitive and of strong interest to pharmaceutical and biotechnology companies, there will likely be additional patent applications filed and additional patents granted in the future, as well as additional research and development programs expected in the future. If a patent holder believes the manufacture, use, sale or importation of Orbit SDS or one of our investigational gene therapies infringes its patent, the patent holder may sue us even if we have licensed other patent protection for our technology. Moreover, we may face patent infringement claims from nonpracticing entities that have no relevant product revenue and against whom our owned or licensed patent portfolio may therefore have no deterrent effect.

It is also possible that we have failed to identify relevant third-party patents or applications. Because patent applications can take many years to issue, may be confidential for 18 months or more after filing and can be revised before issuance, there may be applications now pending which may later result in issued patents that may be infringed by the manufacture, use, sale or importation of Orbit SDS and any investigational gene therapies and we may not be aware of such patents. Furthermore, applications filed before November 29, 2000 and certain applications filed after that date that will not be filed outside the United States may remain confidential until a patent issues. It is difficult for industry participants, including us, to identify all third-party patent rights that may be relevant to Orbit SDS or our investigational gene therapies and technologies because patent searching is imperfect due to differences in terminology among patents, incomplete databases and the difficulty in assessing the meaning of patent claims. We may fail to identify relevant patents or patent applications or may identify pending patent applications of potential interest but incorrectly predict the likelihood that such patent applications may issue with claims of relevance to our technology. In addition, we may be unaware of one or more issued patents that would be infringed by the manufacture, sale or use of Orbit SDS or a current or future investigational gene therapy, or we may incorrectly conclude that a third-party patent is invalid, unenforceable or not infringed by our activities. Additionally, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover Orbit SDS or our technologies, our investigational gene therapies or the use of our investigational gene therapies. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our rights to develop and commercialize our investigational gene therapies are subject, in part, to the terms and conditions of licenses granted to us by others. If we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors, we could lose license rights that are important to our business.

We are heavily reliant upon licenses from third parties to certain patent rights and proprietary technology that are important or necessary to the development of our technology and investigational gene therapies, including GT005. For example, we rely on a license from Syncona IP for certain intellectual property relating to GT005. Further development and commercialization of our current investigational gene therapies, and development of any future investigational gene therapies or devices may, require us to enter into additional license or collaboration agreements. Our future licenses may not provide us with exclusive rights to use the licensed intellectual property and technology, or may not provide us with exclusive rights to use such intellectual property and technology in all relevant fields of use and in all territories in which we may wish to develop or commercialize our technology and investigational gene therapies in the future. Thus, patents licensed to us could be put at risk of being invalidated or interpreted narrowly in litigation filed by or against our licensors or another licensee or in administrative proceedings brought by or against our licensors or another licensee in response to such litigation or for other reasons. As a result, we may not be able to prevent competitors or other third parties from developing and commercializing competitive products, including in territories covered by our licenses.

Additionally, our current license agreements impose, and future agreements may impose, various development, diligence, commercialization and other obligations on us and require us to meet development timelines, or to exercise commercially reasonable efforts to develop and commercialize licensed products, in order to maintain the licenses. For example, our license agreement with Syncona IP imposes various development obligations on us, including, an obligation to use commercially reasonable efforts to develop a therapeutic product to deliver complement factors via subretinal injection of rAAV and our license agreement with Cambridge Enterprise Limited, or CE, also imposes various development obligations on us, including an obligation to use commercially reasonable efforts to develop a Complement Factor I therapy. For more information on the terms of the license agreements with Syncona IP and CE see “Business—Collaborations and License Agreements.”

In spite of our efforts, our current and future licensors might conclude that we have materially breached our obligations under our license agreements and might therefore terminate such license agreements, thereby removing or limiting our ability to develop and commercialize products and technology covered by these license agreements. Disputes may arise with respect to our current or future licensing agreement include disputes relating to:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	our financial or other obligations under the license agreement;

•	the extent to which our technology and investigational gene therapies infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•	the sublicensing of patent and other rights;

•	our diligence obligations under the license agreements and what activities satisfy those diligence obligations;

•	the inventorship or ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and

•	the priority of invention of patented technology.

If disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize our investigational gene therapies. If our licenses are terminated, we may lose our rights to develop and market our technology and investigational gene therapies, including GT005, lose patent protection for our investigational gene therapies and technology, experience significant delays in the development and commercialization of our investigational gene therapies, or incur liability for damages. In addition, we may seek to obtain additional licenses from our licensors and, in connection with obtaining such licenses, we may agree to amend our existing licenses in a manner that may be more favorable to the licensors, including by agreeing to terms that could enable third parties, including our competitors, to receive licenses to a portion of the intellectual property that is subject to our existing licenses and to compete with our investigational gene therapies.

Furthermore, if our licenses are terminated, or if the underlying patents fail to provide the intended exclusivity, competitors or other third parties would have the freedom to seek regulatory approval of, and to market, products identical or competitive to ours and we may be required to cease our development and commercialization of certain of our investigational gene therapies. Moreover, if disputes over intellectual property that we license prevent or impair our ability to maintain other licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected investigational gene therapies. In addition, certain of these license agreements, may not be assignable by us without the consent of the respective licensor, which may have an adverse effect on our ability to engage in certain transactions. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our license agreements are, and future license agreements are likely to be, complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by government patent agencies, and our patent protection could be reduced or eliminated as a result of noncompliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other government fees on patents and/or applications will be due to be paid to the USPTO and various government patent agencies outside of the United States over the lifetime of our owned or licensed patents and patent applications. We rely on our outside counsel or our licensing partners to pay these fees due to U.S. and non-U.S. patent agencies. The USPTO and various non-U.S. government patent agencies require compliance with several procedural, documentary, fee payment and other similar provisions during the patent application process. We are also dependent on our licensors to take the necessary action to comply with these requirements with respect to our licensed intellectual property. In many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. There are situations, however, in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, potential competitors might be able to enter the market and this circumstance could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may not be able to obtain and protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on Orbit SDS and our investigational gene therapies in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States are less extensive than those in the United States. In some cases, we or our licensors may not be able to obtain patent protection for certain technology and investigational gene therapies outside the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States, even in jurisdictions where we do pursue patent protection. Consequently, we may not be able to prevent third parties from practicing our or our licensors’ inventions in all countries outside the United States, even in jurisdictions where we or our licensors do pursue patent protection or from selling or importing products made using our or our licensors’ inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we and our licensors have not pursued and obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our investigational gene therapies and our or our licensors’ patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement of our patents, if pursued and obtained, or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our or our licensors’ patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We or our licensors may not prevail in any lawsuits that we or our licensors initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors is forced to grant a license to third parties with respect to any patents relevant to our business, our business, financial condition, results of operations and prospects could be materially and adversely affected.

Issued patents covering Orbit SDS or our investigational gene therapies could be found invalid or unenforceable if challenged in court or before administrative bodies in the United States or abroad.

Our owned and licensed patents and patent applications may be subject to priority, validity, inventorship and enforceability disputes. If we or our licensors are unsuccessful in any of these proceedings, such patents and patent applications may be narrowed, invalidated or held unenforceable, we may be required to obtain licenses from third parties, which may not be available on commercially reasonable terms or at all, or we may be required to cease the development, manufacture and commercialization of Orbit SDS or one or more of the investigational gene therapies we may develop, including GT005. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

If one of our licensing partners or we initiate legal proceedings against a third party to enforce a patent covering Orbit SDS or our investigational gene therapies, assuming such a patent has issued or does issue, the defendant could counterclaim that such patent covering Orbit SDS or our investigational gene therapies is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could include an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, written description, non-enablement or failure to claim patent-eligible subject matter. Grounds for an unenforceability assertion could include an allegation that someone connected with prosecution of the patent withheld information material to patentability from the USPTO, or made a misleading statement, during prosecution. Third parties also may raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include reexamination, post-grant review, inter partes review, interference proceedings, derivation proceedings and equivalent proceedings in foreign jurisdictions. For example, European patent no. EP3262066, a European patent that we exclusively license from Syncona IP relating to rAAV vectors for use in the treatment or prevention of age-related macular degeneration, which relates to GT005, is currently subject to an opposition proceeding and oral proceedings are scheduled for February 24, 2021. Although we exclusively license other patents and patent applications, which we believe cover GT005, an adverse decision in this proceeding could result in the revocation or cancellation of, or amendment to, such patent that would narrow the scope of our overall patent protection for GT005. Any future patent-related proceedings could result in the revocation or cancellation of or amendment to our patents in such a way that they no longer cover Orbit SDS or our investigational gene therapies or prevent third parties from competing with Orbit SDS or our investigational gene therapies. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which the patent examiner and we or our licensing partners were unaware during prosecution. If a third party were to prevail on a legal assertion of invalidity or unenforceability, we could lose at least part, and perhaps all, of the patent protection on Orbit SDS or our investigational gene therapies. Such a loss of patent protection could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to the protection afforded by patents, we rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that we elect not to patent, processes for which patents are difficult to enforce and any other elements of our investigational gene therapy discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. However, trade secrets can be difficult to protect and some courts inside and outside the United States are less willing or unwilling to protect trade secrets. We seek to protect our proprietary technology and processes, in part, by entering into confidentiality agreements with our employees, consultants, scientific advisors and contractors and other parties who have access to them. However, we may not be able to prevent the unauthorized disclosure or use of our technical know-how or other trade secrets by the parties to these agreements. Monitoring unauthorized uses and disclosures is difficult and we do not know whether the steps we have taken to protect our proprietary technologies will be effective. If any of the collaborators, scientific advisors, employees and consultants who are parties to these agreements breach or violate the terms of any of these agreements, we may not have adequate remedies for any such breach or violation. As a result, we could lose our trade secrets and third parties could use our trade secrets to compete with Orbit SDS or our investigational gene therapies and technology.

We cannot guarantee that we have entered into such agreements with each party that may have or has had access to our trade secrets or proprietary technology and processes. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems; however, such systems and security measures may be breached, and we may not have adequate remedies for any breach.

In addition, our trade secrets may otherwise become known or be independently discovered by competitors or other third parties. Competitors or third parties could purchase Orbit SDS or our investigational gene therapies and attempt to replicate some or all of the competitive advantages we derive from our development efforts, willfully infringe our intellectual property rights, design around our protected technology or develop their own competitive technologies that fall outside the scope of our intellectual property rights. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them, or those to whom they communicate such trade secrets, from using that technology or information to compete with us. If our trade secrets are not adequately protected so as to protect our market against competitors’ products, our business, financial condition, results of operations and prospects could be materially and adversely affected.

Intellectual property litigation and proceedings could cause us to spend substantial resources and distract our personnel from their normal responsibilities.

Litigation or other legal proceedings relating to intellectual property claims, with or without merit, are unpredictable and generally expensive and time-consuming. Competitors may infringe our patents or the patents of our licensing partners, should such patents issue, or we may be required to defend against claims of infringement, misappropriation or other violation. In addition, our patents or the patents of our licensing partners also may in the future become, involved in inventorship, priority, or validity disputes. To counter infringement or unauthorized use claims, to defend against claims of infringement, misappropriation or other violations of intellectual property and to defend against claims that our or our licensor’s intellectual property are invalid or unenforceable can be expensive and time-consuming. Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our scientific and management personnel from their normal responsibilities. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our shares. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities.

We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors or other third parties may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be subject to claims asserting that our employees, consultants or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.

Certain of our employees, consultants or advisors are currently, or were previously, employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors, as well as our academic partners. Although we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that these individuals or we have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights. An inability to incorporate such technologies or features would harm our business and may prevent us from successfully commercializing Orbit SDS or our investigational gene therapies or at all. In addition, we may lose personnel as a result of such claims and any such litigation or the threat thereof may adversely affect our ability to hire employees or contract with independent contractors. A loss of key personnel or their work product could hamper or prevent our ability to commercialize Orbit SDS or our investigational gene therapies, which would have a material adverse effect on our business, results of operations, financial condition and prospects. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. Moreover, even when we obtain agreements assigning intellectual property to us, the assignment of intellectual property rights may not be self-executing or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Furthermore, individuals executing agreements with us may have preexisting or competing obligations to a third party, such as an academic institution, and thus an agreement with us may be ineffective in perfecting ownership of inventions developed by that individual. Disputes about the ownership of intellectual property that we may own may have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, we or our licensors may in the future be subject to claims by former employees, consultants or other third parties asserting an ownership right in our owned or licensed patents or patent applications. An adverse determination in any such submission or proceeding may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar technology and therapeutics, without payment to us, or could limit the duration of the patent protection covering Orbit SDS and our technology and investigational gene therapies. Such challenges may also result in our inability to develop, manufacture or commercialize Orbit SDS and our investigational gene therapies without infringing third-party patent rights. In addition, if the breadth or strength of protection provided by our owned or licensed patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future investigational gene therapies or devices. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may not be successful in obtaining necessary rights to Orbit SDS or our investigational gene therapies through acquisitions and in-licenses.

We currently have certain rights to the intellectual property, through licenses from third parties, to develop and commercialize our investigational gene therapies, including GT005. Because our programs may require the use of additional intellectual property or proprietary rights held by these or other third parties, the growth of our business likely will depend, in part, on our ability to acquire, in-license or use these intellectual property or proprietary rights. We may be unable to acquire or in-license any compositions, methods of use, processes or other intellectual property from third parties that we identify as necessary for Orbit SDS or our investigational gene therapies on commercially reasonable terms, or at all. Even if we are able to in-license any such necessary intellectual property, it could be on nonexclusive terms, thereby giving our competitors and other third parties access to the same intellectual property licensed to us, and it could require us to make substantial licensing and royalty payments. The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment.

If we are unable to successfully obtain rights to required third-party intellectual property or maintain the existing intellectual property rights we have licensed, we may be required to expend significant time and resources to redesign Orbit SDS or our investigational gene therapies, or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis, and we may have to abandon development of Orbit SDS or our investigational gene therapies which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect Orbit SDS or our investigational gene therapies.

Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Assuming that other requirements for patentability are met, prior to March 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 2013, under the Leahy-Smith America Invents Act, or the America Invents Act, enacted in September 2011, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. The America Invents Act also includes a number of significant changes that affect the way patent applications are prosecuted and also may affect patent litigation. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to challenge the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review and derivation proceedings. The America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

The patent positions of companies engaged in the development and commercialization of biologics and pharmaceuticals are particularly uncertain. Court rulings may narrow the scope of patent protection available in certain circumstances and weaken the rights of patent owners in certain situations, including for patents relating to genetic molecules. We cannot predict how decisions by the courts, the U.S. Congress or the USPTO may impact the value of our patents. Any similar adverse changes in the patent laws of other jurisdictions could also have a material adverse effect on our business, financial condition, results of operations and prospects. Depending on future actions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on our existing patent portfolio and our ability to protect and enforce our intellectual property in the future. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may need to obtain patent term extension and equivalent extensions outside of the United States for Orbit SDS or our investigational gene therapies, including GT005.

Depending upon the timing, duration and specifics of any FDA marketing approval of Orbit SDS or our investigational gene therapies, including GT005, one or more U.S. patents that we license or may own in the future may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent extension term of up to five years as compensation for patent term lost during the FDA regulatory review process based on the first regulatory approval for a particular drug or biologic. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended. In Europe, supplementary protection certificates are available to extend a patent term up to five years to compensate for patent term lost during regulatory review, and can be extended for an additional six months if data from clinical trials is obtained in accordance with an agreed-upon pediatric investigation plan. Although all countries in Europe must provide supplementary protection certificates, there is no unified legislation among European countries and so supplementary protection certificates must be applied for and granted on a country-by-country basis. This can lead to a substantial cost to apply for and receive these certificates, which may vary among countries or not be provided at all.

We may not be granted any extensions for which we apply in the United States or any other jurisdiction because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. In addition, to the extent we wish to pursue patent term extension based on a patent that we in-license from a third party, we would need the cooperation of that third party. If we are unable to obtain patent term extension, or the foreign equivalent, or if the term of any such extension is less than we request, our competitors may be able to enter the market sooner, and our revenue could be reduced. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest.

Our current and future trademark applications in the United States and in foreign jurisdictions may not be allowed or may subsequently be opposed. Once filed and registered, our trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. As a means to enforce our trademark rights and prevent infringement, we may be required to file trademark claims against third parties or initiate trademark opposition proceedings. This can be expensive and time-consuming, particularly for a company of our size. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Intellectual property rights do not necessarily address all potential threats.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

•	others may be able to make gene therapy products and delivery systems that are similar to ours, but that are not covered by the claims of the patents that we license or may own in the future;

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we, or our license partners or future collaborators, might not have been the first to make the inventions covered by the issued patent or pending patent applications that we license or may own in the future;

•	we, or our license partners or future collaborators, might not have been the first to file patent applications covering certain of our or their inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our owned or licensed intellectual property rights;

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others may circumvent our regulatory exclusivities, such as by pursuing approval of a competitive gene therapy via the traditional approval pathway based on their own clinical data, rather than relying on the abbreviated pathway provided for biosimilar applicants;

•	it is possible that our pending licensed patent applications or those that we may own in the future will not lead to issued patents;

•	issued patents that we hold rights to now or in the future may be held invalid or unenforceable, including as a result of legal challenges by our competitors;

•	others may have access to the same intellectual property rights licensed to us in the future on a nonexclusive basis;

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our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	we may not develop additional proprietary technologies that are patentable;

•	the patents or other intellectual property rights of others may have an adverse effect on our business; or

•	we may choose not to file a patent for certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks Related to other Government Regulation

The withdrawal of the United Kingdom from the European Union, commonly referred to as “Brexit,” may adversely impact our ability to obtain regulatory approvals of our investigational gene therapies in the European Union or the United Kingdom, result in restrictions or imposition of taxes and duties for importing our investigational gene therapies into the European Union or the United Kingdom, and require us to incur additional expenses in order to develop, manufacture and commercialize our investigational gene therapies in the European Union or the United Kingdom.

The United Kingdom is a major market for pharmaceutical products. Following the result of a referendum in 2016, the United Kingdom formally left the European Union on January 31, 2020, commonly referred to as “Brexit.” Pursuant to the formal withdrawal arrangements agreed to by the United Kingdom and the European Union, the United Kingdom entered into a transition period until December 31, 2020, or the Transition Period, during which the United Kingdom remained within the European Union single market and customs union and European Union rules continued to apply in the United Kingdom. On December 30, 2020, the United Kingdom and European Union signed a trade and cooperation agreement, or the Trade and Cooperation Agreement, which includes an agreement on free trade between the two parties.

There is now considerable uncertainty resulting from a lack of precedent and the complexity of the United Kingdom and EU’s intertwined legal regimes as to how Brexit will impact the life sciences industry in Europe, including our company, including with respect to ongoing or future clinical trials. Since a significant proportion of the regulatory framework in the United Kingdom applicable to our business and our investigational gene therapies is derived from EU directives and regulations, the withdrawal could materially impact the regulatory regime with respect to the development, manufacture, importation, approval and commercialization of our investigational gene therapies in the United Kingdom or the European Union. The impact will largely depend on the model and means by which the United Kingdom’s relationship with the European Union is governed post-Brexit and the extent to which the United Kingdom chooses to diverge from the EU regulatory framework. For example, following the Transition Period, Great Britain is no longer covered by the centralized procedures for obtaining EU-wide marketing authorizations and our products therefore require a separate marketing authorization from the MHRA to allow us to market such products in Great Britain. It is unclear as to whether the relevant authorities in the EU and the United Kingdom are adequately prepared for the additional administrative burden caused by Brexit. Any delay in obtaining, or an inability to obtain, any marketing approvals, as a result of Brexit or otherwise, would prevent us from or delay us commercializing our product candidates in the United Kingdom and/or the EEA and restrict our ability to generate revenue and achieve and sustain profitability. In the short term, following the expiry of the Transition Period there is a risk of disrupted import and export processes due to a lack of administrative processing capacity by the respective United Kingdom and EU customs agencies that may delay time-sensitive shipments and may negatively impact our product supply chain. Further, under current plans, orphan designation in the United Kingdom (or Great Britain, depending on whether there is a prior centralized marketing authorization in the EEA) following Brexit is to be based on the prevalence of the condition in Great Britain as opposed to the previous position where prevalence in the EU was the determinant. It is therefore possible that conditions that were, during the Transition Period, designated as orphan conditions in the United Kingdom will no longer be and that conditions not previously designated as orphan conditions in the European Union will be designated as such in the United Kingdom.

If any of these outcomes occur, we may be forced to restrict or delay efforts to seek regulatory approval in the United Kingdom and/or EEA for our product candidates, which could significantly and materially harm our business. There is a degree of uncertainty regarding the overall impact that Brexit will have on (i) the marketing of pharmaceutical products; (ii) the process to obtain regulatory approval in the United Kingdom for product candidates; or (iii) the award of exclusivities that are normally part of the EU legal framework (for instance Supplementary Protection Certificates, Pediatric Extensions or Orphan exclusivity).

Brexit may also result in a reduction of funding to the EMA once the United Kingdom no longer makes financial contributions to European institutions, such as the EMA. If funding for the EMA is so reduced, it could create delays in the EMA issuing regulatory approvals for our investigational gene therapies and, accordingly, have a material adverse effect on our business, financial condition, results of operations or prospects.

In addition, we may be required to pay taxes or duties or be subjected to other hurdles in connection with the importation of our investigational gene therapies into the European Union or the United Kingdom, or we may incur expenses in establishing a manufacturing facility in the European Union in order to circumvent such hurdles. If any of these outcomes occur, we may be forced to restrict or delay efforts to seek regulatory approval in the United Kingdom or the European Union for our investigational gene therapies, or incur significant additional expenses to operate our business, which could significantly and materially harm or delay our ability to generate revenues or achieve profitability of our business.

As a result of Brexit, other European countries may seek to conduct referenda with respect to their continuing membership with the European Union. Given these possibilities and others we may not anticipate, as well as the absence of comparable precedent, it is unclear what financial, regulatory and legal implications the withdrawal of the United Kingdom from the European Union will have, how such withdrawal will affect us, and the full extent to which our business could be adversely affected.

Healthcare legislative reform measures may have a negative impact on our business and results of operations.

In the United States and some foreign jurisdictions, there have been, and continue to be, several legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of our investigational gene therapies, restrict or regulate post-approval activities and affect our ability to profitably sell any investigational gene therapies for which we obtain marketing approval.

In March 2010, the PPACA was passed, which substantially changed the way healthcare is financed by both the government and private insurers, and significantly impacts the U.S. pharmaceutical industry. The PPACA, among other things: (i) addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected; (ii) increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extends the rebate program to individuals enrolled in Medicaid managed care organizations; (iii) established annual fees and taxes on manufacturers of certain branded prescription drugs; (iv) expanded the availability of lower pricing under the 340B drug pricing program by adding new entities to the program; and (v) established a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% (increased to 70% pursuant to the Bipartisan Budget Act of 2018, effective as of January 1, 2019) point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D. Additionally, in the United States, the Biologics Price Competition and Innovation Act of 2009, or BPCIA, created an abbreviated approval pathway for biological products that are demonstrated to be “highly similar” (biosimilar) or “interchangeable” with a FDA-approved biological product. This pathway allows competitors to reference data from biological products already approved after twelve years from the time of approval. This could expose us to potential competition by lower-cost biosimilars even if we commercialize an investigational gene therapy faster than our competitors. Moreover, the creation of this abbreviated approval pathway does not preclude or delay a third party from pursuing approval of a competitive product candidate via the traditional approval pathway based on their own clinical trial data.

Additional changes that may affect our business include those governing enrollment in federal healthcare programs, reimbursement changes, rules regarding prescription drug benefits under the health insurance exchanges and fraud and abuse and enforcement. Continued implementation of the PPACA and the passage of additional laws and regulations may result in the expansion of new programs such as Medicare payment for performance initiatives, and may impact existing government healthcare programs, such as by improving the physician quality reporting system and feedback program. For each state that does not choose to expand its Medicaid program, there likely will be fewer insured patients overall, which could impact the sales, business and financial condition of manufacturers of branded prescription drugs. Where patients receive insurance coverage under any of the new options made available through the PPACA, manufacturers may be required to pay Medicaid rebates on that resulting drug utilization. The U.S. federal government also has announced delays in the implementation of key provisions of the PPACA. The implications of these delays for our business and financial condition, if any, are not yet clear.

There have been executive, judicial and congressional challenges. Former President Trump signed several Executive Orders designed to delay the implementation of certain provisions of the PPACA or otherwise circumvent some of the requirements for health insurance mandated by the PPACA. While Congress has not passed comprehensive repeal legislation to date, it has enacted laws that modify certain provisions of the PPACA such as the Tax Cuts and Jobs Act of 2017, or TCJA, which decreased, effective January 1, 2019, the tax-based shared responsibility payment imposed by the PPACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year, commonly referred to as the “individual mandate,” to $0. On December 14, 2018, a federal district court in Texas ruled the individual mandate is a critical and inseverable feature of the PPACA, and therefore, because it was repealed as part of the TCJA, the remaining provisions of the PPACA are invalid as well. On December 18, 2019, the Fifth Circuit U.S. Court of Appeals held that the individual mandate is unconstitutional, and remanded the case to the lower court to reconsider its earlier invalidation of the full PPACA. The U.S. Supreme Court is currently reviewing this case, although it is unclear when a decision will be made. Although the U.S. Supreme Court has not yet ruled on the constitutionality of the PPACA, on January 28, 2021, President Biden issued an executive order to initiate a special enrollment period from February 15, 2021 through May 15, 2021 for purposes of obtaining health insurance coverage through the PPACA marketplace. The executive order also instructs certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the PPACA. It is unclear how the Supreme Court ruling, other such litigation, and the healthcare reform measures of the Biden administration will impact the PPACA and our business.

Other legislative changes have been proposed and adopted in the United States since the PPACA was enacted. On January 22, 2018, former President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain PPACA-mandated fees, including the so called “Cadillac” tax on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share and the medical device excise tax on nonexempt medical devices. However on December 20, 2019, former President Trump signed into law the Further Consolidated Appropriations Act (H.R. 1865), which permanently repealed the Cadillac tax, and the medical device excise tax and, effective January 1, 2021, also eliminated the health insurer tax. On January 2, 2013, the American Taxpayer Relief Act of 2012, or ATRA, was signed into law, which, among other things, reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. In August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers up to 2% per fiscal year, and, due to subsequent legislative amendments, such reductions will remain in effect through 2030 unless additional Congressional action is taken. However, the Medicare sequester reductions under the Budget Control Act are suspended from May 1, 2020 through March 31, 2021, due to the COVID-19 pandemic. Legislation is currently pending in Congress that would delay this suspension through December 31, 2021.

There has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drugs. At the federal level, the Trump administration used several means to propose or implement drug pricing reform, including through federal budget proposals, executive orders and policy initiatives. For example, on July 24, 2020 and September 13, 2020, the Trump administration announced several executive orders related to prescription drug pricing. As a result, the FDA also released a final rule on September 24, 2020 providing guidance for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, HHS finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The implementation of the rule has been delayed by the Biden administration from January 1, 2022 to January 1, 2023 in response to ongoing litigation. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers, the implementation of which have also been delayed until January 1, 2023. On November 20, 2020, CMS issued an interim final rule implementing former President Trump’s Most Favored Nation executive order, which would tie Medicare Part B payments for certain physician-administered drugs to the lowest price paid in other economically advanced countries, effective January 1, 2021. On December 28, 2020, the United States District Court in Northern California issued a nationwide preliminary injunction against implementation of the interim final rule. It is unclear whether the Biden administration will work to reverse these measures or pursue similar policy initiatives.

At the state level, individual states are increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. These measures could reduce the ultimate demand for our investigational gene therapies, once approved, or put pressure on our product pricing.

Our ability to generate revenue from investigational gene therapies could be adversely affected by changes in healthcare spending and policy in the United States and abroad. In the United States, the European Union and other potentially significant markets for our investigational gene therapies, government authorities and third-party payors are increasingly attempting to limit or regulate the price of medical products and services, particularly for new and innovative products and therapies, which has resulted in lower average selling prices. Furthermore, the increased emphasis on managed healthcare in the United States and on country and regional pricing and reimbursement controls in the European Union and United Kingdom will put additional pressure on product pricing, reimbursement and usage, which may adversely affect our future product sales and results of operations. These pressures can arise from rules and practices of managed care groups, judicial decisions and governmental laws and regulations related to Medicare, Medicaid and healthcare reform, pharmaceutical reimbursement policies and pricing in general.

There have been, and likely will continue to be, legislative and regulatory proposals at the foreign, federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. We cannot predict the initiatives that may be adopted in the future, particularly in light of the recent U.S. presidential election. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare or impose price controls may adversely affect:

•	the demand for our investigational gene therapies, if we obtain regulatory approval;

•	our ability to set a price that we believe is fair for our investigational gene therapies;

•	our ability to generate revenue and achieve or maintain profitability;

•	the level of taxes that we are required to pay; and

•	the availability of capital.

We expect that the PPACA, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our investigational gene therapies.

We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our investigational gene therapies or additional pricing pressures. Further, it is possible that additional government action is taken in response to the COVID-19 pandemic.

We are subject to the UK Bribery Act 2010, the U.S. Foreign Corrupt Practices Act of 1977 and other anti-corruption laws, as well as export control laws, import and customs laws, trade and economic sanctions laws and other laws governing our operations.

Our operations are subject to anti-corruption laws, including the UK Bribery Act 2010, or the Bribery Act, the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. §201, the U.S. Travel Act, and other anti-corruption laws that apply in countries where we do business. The Bribery Act, the FCPA and these other laws generally prohibit us and our employees and intermediaries from authorizing, promising, offering, or providing, directly or indirectly, improper or prohibited payments, or anything else of value, to government officials or other persons to obtain or retain business or gain some other business advantage. Under the Bribery Act, we may also be liable for failing to prevent a person associated with us from committing a bribery offense. We and our suppliers operate in a number of jurisdictions that pose a high risk of potential Bribery Act or FCPA violations, and we participate in collaborations and relationships with third parties whose corrupt or illegal activities could potentially subject us to liability under the Bribery Act, FCPA or local anti-corruption laws, even if we do not explicitly authorize or have actual knowledge of such activities. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted.

We are also subject to other laws and regulations governing our international operations, including regulations administered by the governments of the United Kingdom and the United States, and authorities in the European Union, including applicable export control regulations, economic sanctions and embargoes on certain countries and persons, anti-money laundering laws, import and customs requirements and currency exchange regulations, collectively referred to as the Trade Control laws.

There is no assurance that we will be completely effective in ensuring our compliance with all applicable anti-corruption laws, including the Bribery Act, the FCPA or other legal requirements, including Trade Control laws. If we are not in compliance with the Bribery Act, the FCPA and other anti-corruption laws or Trade Control laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have an adverse impact on our business, financial condition, results of operations and liquidity. Likewise, any investigation of any potential violations of the Bribery Act, the FCPA, other anti-corruption laws or Trade Control laws by the United Kingdom, United States or other authorities could also have an adverse impact on our reputation, our business, results of operations and financial condition.

Our relationships with healthcare providers and physicians and third-party payors will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

Healthcare providers, including physicians, and third-party payors in the United States and elsewhere play a primary role in the recommendation and prescription of pharmaceutical products. Arrangements with third-party payors and customers can expose pharmaceutical manufacturers to broadly applicable fraud and abuse and other healthcare laws and regulations, including, without limitation, the federal Anti-Kickback Statute, the federal False Claims Act, or FCA, and the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which may constrain the business or financial arrangements and relationships through which such companies sell, market and distribute biopharmaceutical products. In particular, the research of our investigational gene therapies, as well as the promotion, sales and marketing of healthcare items and services, as well as certain business arrangements in the healthcare industry, are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of discounting, marketing and promotion, structuring and commissions, certain customer incentive programs and other business arrangements generally. Activities subject to these laws also involve the improper use of information obtained in the course of patient recruitment for clinical trials. The applicable federal, state and foreign healthcare laws and regulations laws that may affect our ability to operate include, but are not limited to:

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the federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind, in return for either the referral of an individual to a person for the furnishing of items or services reimbursable under a federal health care program, such as the Medicare and Medicaid programs, or the purchase, lease, order, or recommendation or arrangement for the purchase, lease, order, or recommendation of a good, facility, item or service reimbursable under a federal healthcare program. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand, and prescribers, purchasers and formulary managers on the other. The PPACA amended the intent requirement of the federal Anti-Kickback Statute, such that a person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it. In addition, a claim submitted for payment to any federal health care program that includes items or services that were made as a result of a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution;

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federal civil and criminal false claims laws, including the FCA, and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment or approval from Medicare, Medicaid or other third-party payors that are false or fraudulent. A claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute or certain marketing practices, including off-label promotion, may implicate the FCA. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. The FCA also permits a private individual acting as a “whistleblower” to bring qui tam actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery;

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HIPAA, which imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity can be found guilty of violating HIPAA without actual knowledge of the statute or specific intent to violate it;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their implementing regulations, which impose certain requirements relating to the privacy and security of individually identifiable health information maintained by covered entities subject to the rule, such as health plans, healthcare clearinghouses and healthcare providers, and by their respective business associates (entities that perform certain functions or activities that involve the creation, use, receipt, maintenance or disclosure of individually identifiable health information on behalf of covered entities) and their covered subcontractors. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions;

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federal transparency laws, including the federal Physician Payment Sunshine Act and its implementing regulations, that require manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to report annually to the CMS information related to: (i) payments or other “transfers of value” made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals and (ii) ownership and investment interests held by physicians and their immediate family members. Effective January 1, 2022, these reporting obligations will extend to include transfers of value made in the previous year to certain non-physician providers, including physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists, anesthesiologist assistants and certified nurse midwives;

•	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers; and

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analogous state and foreign laws and regulations, such as anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by third-party payors, including private insurers, and may be broader in scope than their federal equivalents; laws that require biopharmaceutical companies to comply with the biopharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers, marketing expenditures or drug pricing; laws that require the registration of biopharmaceutical sales representatives; and laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant criminal, civil and administrative sanctions including monetary penalties, damages, fines, disgorgement, reputational harm, imprisonment and exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of noncompliance with these laws, reputational harm and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. Further, if any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to significant criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs. Any action for violation of these laws, even if successfully defended, could cause a biopharmaceutical manufacturer to incur significant legal expenses and divert management’s attention from the operation of the business. Prohibitions or restrictions on sales or withdrawal of future marketed products could materially affect business in an adverse way.

The provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is also prohibited in the European Union and United Kingdom. The provision of benefits or advantages to physicians is governed by the national anti-bribery laws of EU Member States and the United Kingdom. Infringement of these laws could result in substantial fines and imprisonment. Payments made to physicians in certain EU Member States must be publicly disclosed. Moreover, agreements with physicians often must be the subject of prior notification and approval by the physician’s employer, his or her competent professional organization or the regulatory authorities of the individual EU Member States. These requirements are provided in the national laws, industry codes or professional codes of conduct, applicable in the EU Member States and the United Kingdom. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

The risk of our being found in violation of these laws is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. The shifting compliance environment and the need to build and maintain robust and expandable systems to comply with multiple jurisdictions with different compliance or reporting requirements increases the possibility that a healthcare company may run afoul of one or more of the requirements.

Our internal information technology systems, or those of our third-party vendors, contractors, or consultants, may fail or suffer security breaches, loss or leakage of data and other disruptions, which could result in disruption of our services, compromise sensitive information related to our business, or prevent us from accessing critical information, potentially exposing us to liability or otherwise adversely affecting our business.

We are increasingly dependent upon information technology systems, infrastructure and data to operate our business. In the ordinary course of business, we collect, store and transmit confidential information (including but not limited to intellectual property, proprietary business information and personal information). It is critical that we do so in a secure manner to maintain the confidentiality and integrity of such confidential information. We also have outsourced elements of our operations to third parties, and as a result we manage a number of third-party vendors and other contractors and consultants who have access to our confidential information.

Despite the implementation of security measures, given the size and complexity of our internal information technology systems and those of our third-party vendors and other contractors and consultants, and the increasing amounts of confidential information that they maintain, such information technology systems are potentially vulnerable to breakdown or other damage or interruption from service interruptions, system malfunction, natural disasters, terrorism, war, and telecommunication and electrical failures. Such information technology systems are additionally vulnerable to security incidents from inadvertent or intentional actions by our employees, third-party vendors, contractors, consultants, business partners, or other third parties, or from cyberattacks by malicious third parties (including the deployment of harmful malware, ransomware, denial-of-service attacks, social engineering, and other means to affect service reliability and threaten the confidentiality, integrity, and availability of information). Any of the foregoing may compromise or disable our system infrastructure, or that of our third-party vendors and other contractors and consultants or lead to data leakage. The risk of a security breach or disruption, particularly through cyberattacks including supply chain attacks such as SolarWinds or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity, and sophistication of attempted attacks and intrusions from around the world have increased. We may not be able to anticipate all types of security threats, and we may not be able to implement preventive measures effective against all such security threats. The techniques used by cyber criminals change frequently, may not be recognized until launched, and can originate from a wide variety of sources, including outside groups such as third-party service providers, organized crime affiliates, terrorist organizations, or hostile foreign governments or agencies. To the extent that any disruption or security breach were to result in a loss or interruption of, or damage to, our data or applications, or those of our third-party vendors and other contractors and consultants, or inappropriate disclosure of confidential information, we could incur liability and reputational damage and the further development and commercialization of our investigational gene therapies, Orbit SDS or other devices we may develop could be compromised or delayed. We do not currently hold cybersecurity insurance and the costs related to significant security breaches or disruptions could be material and cause us to incur significant expenses. If the information technology systems of our third-party vendors and other contractors and consultants become subject to disruptions or security breaches, we may have insufficient recourse against such third parties and we may have to expend significant resources to mitigate the impact of such an event, and to develop and implement protections to prevent future events of this nature from occurring.

We cannot assure you that our data protection efforts and our investment in information technology will prevent breakdowns, data leakages, breaches in our systems, or those of our third-party vendors and other contractors and consultants, or other cyber incidents that could have a material adverse effect upon our reputation, business, operations, or financial condition. For example, if such an event were to occur and cause interruptions in our operations, or those of our third-party vendors and other contractors and consultants, it could result in a material disruption or delay of the development of our investigational gene therapies. Furthermore, significant disruptions of our internal information technology systems or those of our third-party vendors and other contractors and consultants, or security breaches could result in the loss, misappropriation, or unauthorized access, use, or disclosure of, or the prevention of access to, confidential information, which could result in financial, legal, business and reputational harm to us. For example, any such event that leads to unauthorized access, use, or disclosure of personal information, including personal information regarding our customers or employees, could harm our reputation directly, compel us to comply with federal or state breach notification laws and foreign law equivalents, subject us to mandatory corrective action, and otherwise subject us to liability under laws and regulations that protect the privacy and security of personal information, which could result in significant legal and financial exposure and reputational damages that could potentially have a material adverse effect on our business, financial condition, results of operations and prospects.

We are subject to stringent privacy laws, information security laws, regulations, policies and contractual obligations related to data privacy and security and changes in such laws, regulations, policies and contractual obligations could adversely affect our business.

We are subject to data privacy and protection laws and regulations that apply to the collection, transmission, storage and use of personally identifying information, which among other things, impose certain requirements relating to the privacy, security and transmission of personal information. The legislative and regulatory landscape for privacy and data protection continues to evolve in jurisdictions worldwide, and there has been an increasing focus on privacy and data protection issues with the potential to affect our business. Failure to comply with any of these laws and regulations could result in enforcement action against us, including fines, imprisonment of company officials and public censure, claims for damages by affected individuals, damage to our reputation and loss of goodwill, any of which could have a material adverse effect on our business, financial condition, results of operations or prospects.

There are numerous U.S. federal and state laws and regulations relating to privacy and security of personal information. In particular, regulations promulgated pursuant to HIPAA establish privacy and security standards that limit the use and disclosure of individually identifiable health information, or protected health information, and require the implementation of administrative, physical and technological safeguards to protect the privacy of protected health information and ensure the confidentiality, integrity and availability of electronic protected health information. Determining whether protected health information has been handled in compliance with applicable privacy standards and our contractual obligations can be complex and may be subject to changing interpretation.

If we are unable to properly protect the privacy and security of protected health information, we could be found to have breached our contracts. Further, if we fail to comply with applicable privacy laws, including applicable HIPAA privacy and security standards, we could face civil and criminal penalties. The U.S. Department of Health and Human Services, or HHS, has the discretion to impose penalties without attempting to first resolve violations. HHS enforcement activity can result in financial liability and reputational harm, and responses to such enforcement activity can consume significant internal resources. In addition, state attorneys general are authorized to bring civil actions seeking either injunctions or damages in response to violations that threaten the privacy or security of the personal information of state residents. We cannot be sure how these regulations will be interpreted, enforced or applied to our operations. In addition to the risks associated with enforcement activities and potential contractual liabilities, our ongoing efforts to comply with evolving laws and regulations at the federal and state level may be costly and require ongoing modifications to our policies, procedures and systems.

Data privacy remains an evolving landscape at both the domestic and international level, with new regulations coming into effect. For example, the State of California enacted the California Consumer Privacy Act of 2018, or CCPA, which went into effect on January 1, 2020 and requires companies that process information on California residents to make new disclosures to consumers about their data collection, use and sharing practices, allow consumers to opt out of certain data sharing with third parties and provide a new cause of action for data breaches. Additionally, California voters approved a new privacy law, the California Privacy Rights Act, or CPRA, in the November 3, 2020 election. Effective starting on January 1, 2023, the CPRA will significantly modify the CCPA, including by expanding consumers’ rights with respect to certain sensitive personal information. The CPRA also creates a new state agency that will be vested with authority to implement and enforce the CCPA and the CPRA. New legislation proposed or enacted in various other states will continue to shape the data privacy environment nationally. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to confidential, sensitive and personal information than federal, international or other state laws, and such laws may differ from each other, which may complicate compliance efforts.

In addition, all 50 U.S. states and the District of Columbia have enacted breach notification laws that may require us to notify patients, employees or regulators in the event of unauthorized access to or disclosure of personal or confidential information experienced by us or our service providers. These laws are not consistent, and compliance in the event of a widespread data breach is difficult and may be costly. Moreover, states have been frequently amending existing laws, requiring attention to changing regulatory requirements. We also may be contractually required to notify patients or other counterparties of a security breach. Although we may have contractual protections with our service providers, any actual or perceived security breach could harm our reputation and brand, expose us to potential liability or require us to expend significant resources on data security and in responding to any such actual or perceived breach. Any contractual protections we may have from our service providers may not be sufficient to adequately protect us from any such liabilities and losses, and we may be unable to enforce any such contractual protections. In addition to government regulation, privacy advocates and industry groups have and may in the future propose self-regulatory standards from time to time. These and other industry standards may legally or contractually apply to us, or we may elect to comply with such standards.

In addition, the European Union’s General Data Protection Regulation (EU) 2016/679, or GDPR, became applicable on May 25, 2018. The GDPR imposes onerous accountability obligations requiring data controllers and processors to maintain a record of their data processing and policies. The GDPR imposes certain other onerous obligations, including: obligations for controllers and processors to appoint data protection officers in certain circumstances; increased transparency obligations to data subjects for controllers (including presentation of certain information in a concise, intelligible and easily accessible form about how their personal data is used and their rights vis-à-vis that data and its use); the obligation to carry out so-called data protection impact assessments in certain circumstances; limitations on collection and retention of personal data through ‘purpose,’ ‘data minimization’ and ‘storage limitation’ principles; obligations to implement ‘privacy by design’; obligations to honor increased rights for data subjects (such as rights for individuals to be ‘forgotten,’ rights to data portability, rights to object, etc. in certain circumstances); a heightened and codified standard of data subject consent; obligations to implement certain technical and organizational safeguards to protect the security and confidentiality of personal data; obligations to agree to certain specific contractual terms and to take certain measures when engaging third-party processors and joint controllers; and the obligation to provide notice of certain significant personal data breaches to the relevant supervisory authority(ies) and affected individuals. In addition, the GDPR materially expanded the definition of what constitutes personal data (including, for example, by expressly clarifying that the GDPR applies to ‘pseudonymized’ and key-coded data).

The GDPR imposes strict rules on the transfer of personal data to countries outside the EEA, including the United States. In response, the European Union and United States agreed in 2016 to a transfer framework for data transferred from the European Union to the United States, called the EU-US Privacy Shield, but the EU-US Privacy Shield was invalidated in July 2020 by the Court of Justice of the European Union, or CJEU, in a case known colloquially as “Schrems II.” The standard contractual clauses issued by the European Commission, or the EC, for the transfer of personal data, or any successor version(s) of those clauses, may be similarly invalidated by the CJEU and/or courts in the United Kingdom in all or certain circumstances. While the CJEU upheld the adequacy of the standard contractual clauses in principle in Schrems II, it made clear that reliance on those clauses alone may not necessarily be sufficient in all circumstances. Use of the standard contractual clauses must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular regarding applicable surveillance laws and relevant rights of individuals with respect to the transferred data. In the context of any given transfer, where the legal regime applicable in the destination country may or does conflict with the intended operation of the standard contractual clauses, the decision in Schrems II and subsequent draft guidance from the European Data Protection Board, or EDPB, would require the parties to that transfer to implement certain supplementary technical, organizational and/or contractual measures to rely on the standard contractual clauses as a GDPR-compliant ‘transfer mechanism.’ However, the aforementioned draft guidance from the EDPB on such supplementary technical, organizational and/or contractual measures appears to conclude that no combination of such measures could be sufficient to allow effective reliance on the standard contractual clauses in the context of transfers of personal data ‘in the clear’ to recipients in countries where the power granted to public authorities to access the transferred data goes beyond that which is ‘necessary and proportionate in a democratic society’—which may, following the CJEU’s conclusions in Schrems II on relevant powers of U.S. public authorities and commentary in that draft EDPB guidance, include the U.S. in certain circumstances (e.g., where Section 702 of the US Foreign Intelligence Surveillance Act applies). As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the standard contractual clauses can and cannot be used, and/or start taking enforcement action, we could suffer additional costs, complaints, and/or regulatory scrutiny, investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we perform our operations or provide our services, the geographical location or segregation of our relevant systems and operations, and/or could adversely affect our financial results and generally increase compliance risk.

Fines for non-compliance with the GDPR are significant—the greater of €20 million or 4% of global turnover. In addition to administrative fines, a wide variety of other potential enforcement powers are available to competent supervisory authorities in respect of potential and suspected violations of the GDPR, including extensive audit and inspection rights, and powers to order temporary or permanent bans on all or some processing of personal data carried out by non-compliant actors. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR.

Notwithstanding the notes above pertaining to the broadly uniform manner in which the GDPR has direct effect in the laws of EEA members states, the GDPR also provides that EEA member states make their own further laws and regulations to introduce specific requirements related to the processing of ‘special categories of personal data,’ including personal data related to health, biometric data used for unique identification purposes and genetic information, as well as personal data related to criminal offences or convictions—for example, the United Kingdom adopted the Data Protection Act 2018, which ‘implements’ and complements the GDPR in this regard. This fact may lead to greater divergence on the law that applies to the processing of such data types across the EEA and United Kingdom, compliance with which, as and where applicable, may increase our costs and could increase our overall compliance risk. Such member state specific regulations could also limit our ability to collect, use and share data in the context of our EEA and/or United Kingdom establishments (regardless of where any processing in question occurs), and/or could cause our compliance costs to increase, ultimately having an adverse impact on our business, and harming our business and financial condition.

Further, the United Kingdom’s vote in favor of exiting the EU, often referred to as Brexit, and ongoing developments in the United Kingdom have created uncertainty with regard to data protection regulation in the United Kingdom. As of January 1, 2021, and the expiry of transitional arrangements agreed to between the United Kingdom and EU, data processing in the United Kingdom is governed by a United Kingdom version of the GDPR (combining the GDPR and the Data Protection Act 2018), exposing us to two parallel regimes, each of which potentially authorizes similar fines and other potentially divergent enforcement actions for certain violations. Pursuant to the Trade and Cooperation Agreement, which went into effect on January 1, 2021, the United Kingdom and EU agreed to a specified period during which the United Kingdom will be treated like an EU member state in relation to transfers of personal data to the United Kingdom for four months from January 1, 2021. This period may be extended by two further months. Unless the European Commission makes an ‘adequacy finding’ in respect of the United Kingdom before the expiration of such specified period, the United Kingdom will become an ‘inadequate third country’ under the GDPR and transfers of data from the EEA to the United Kingdom will require an ‘transfer mechanism,’ such as the standard contractual clauses. Furthermore, following the expiration of the specified period, there will be increasing scope for divergence in application, interpretation and enforcement of the data protection law as between the United Kingdom and EEA. In addition, as of January 1, 2021, the United Kingdom Information Commissioner’s Office is not able to be our ‘lead supervisory authority’ in respect of any ‘cross border processing’ for the purposes of the GDPR. In the event that we are unable to, or do not, designate a lead supervisory authority in an EEA member state, we would not be able to benefit from the GDPR’s ‘one stop shop’ mechanism. Amongst other things, this would mean that, in the event of a violation of the GDPR affecting data subjects across the United Kingdom and the EEA, we could be investigated by, and ultimately fined by the United Kingdom Information Commissioner’s Office and the supervisory authority in each and every EEA member state where data subjects have been affected by such violation. Other countries have also passed or are considering passing laws requiring local data residency or restricting the international transfer of data.

In addition to the foregoing, a breach of privacy laws or data security laws, particularly those resulting in a significant security incident or breach involving the misappropriation, loss or other unauthorized use or disclosure of sensitive or confidential patient or consumer information, could have a material adverse effect on our business, reputation and financial condition. As a data controller, we are accountable for any third-party service providers we engage to process personal data on our behalf, including our CROs. We attempt to mitigate the associated risks by performing security assessments and due diligence of our vendors and taking appropriate steps to require all such third-party providers with data access to sign agreements that accord with the requirements of the GDPR, and obligating such providers to only process data according to our instructions and to take sufficient security measures to protect such data. There is no assurance that these contractual measures and our own privacy and security-related safeguards will protect us from all risks associated with the third-party processing, storage and transmission of such information.

Compliance with the GDPR, including as implemented in the United Kingdom, has been and will continue to a rigorous and time-intensive process that may increase our cost of doing business or require us to change our business practices, and despite those efforts, there is a risk that we may be subject to fines and penalties, litigation, and reputational harm in connection with our activities carried out in the context of our United Kingdom and EEA operations.

It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our practices and our efforts to comply with the evolving data protection rules may be unsuccessful. If so, this could result in government-imposed fines or orders requiring that we change our practices, which could adversely affect our business. We must devote significant resources to understanding and complying with this changing landscape. Failure to comply with federal, state and international laws regarding privacy and security of personal information could expose us to penalties under such laws. Any such failure by us or our third party processors to comply with data protection and privacy laws could result insignificant government-imposed fines or orders requiring that we change our practices, claims for damages or other liabilities, regulatory investigations and enforcement action, litigation and significant costs for remediation, any of which could adversely affect our business. Even if we are not determined to have violated these laws, government investigations into these issues typically require the expenditure of significant resources and generate negative publicity, which could harm our business, financial condition, results of operations or prospects.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur substantial costs that could have a material adverse effect on the success of our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the generation, handling, use, storage, treatment, manufacture, transportation and disposal of, and exposure to, hazardous materials and wastes, as well as laws and regulations relating to occupational health and safety. Our operations involve the use of hazardous and flammable materials, including chemicals and biologic materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes or make use of waste disposal infrastructure at our leased facilities. We cannot completely eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties. We do not carry specific biological or hazardous waste insurance coverage, and our property, casualty and general liability insurance policies specifically exclude coverage for damages and fines arising from biological or hazardous waste exposure or contamination. Accordingly, in the event of contamination or injury, we could be held liable for damages or be penalized with fines in an amount exceeding our resources, and our clinical trials or regulatory approvals could be suspended.

Although we maintain workers’ compensation insurance for certain costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials or other work related injuries, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for toxic tort claims that may be asserted against us in connection with our storage or disposal of biologic, chemical or hazardous materials.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations, which have tended to become more stringent over time and as we grow as a company. These current or future laws and regulations may impair our research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions or liabilities, which could adversely affect our business, financial condition, results of operations and prospects.

Risks Related to Our Employee Matters, Managing our Growth and Other Risks Relating to Our Business Operations

Our future success depends on our ability to retain key employees, consultants and advisors and to attract, retain and motivate qualified personnel.

We are highly dependent on members of our executive team, including our Chief Executive Officer Khurem Farooq, the loss of whose services may adversely impact the achievement of our objectives. While we have entered, or expect to enter, into employment agreements with each of our executive officers, any of them could leave our employment at any time. We face a variety of risks and uncertainties in case of management transition, including diversion of management attention from business concerns, failure to retain other key personnel or loss of institutional knowledge. In addition, the loss of the services of any of our executive officers, other key employees and other scientific and medical advisors, and an inability to find suitable replacements could result in delays in product development and harm our business.

The unexpected loss of service of one or more of our key employees and the failure to transfer knowledge and effect a smooth transition might impede the achievement of our research, development and commercialization objectives, and may have an adverse impact on our business, resulting from the loss of such person’s knowledge of our business and years of experience in gene therapy research. The inability to effectively manage key employee transitions and management changes in the future may have an adverse effect on our future business and reputation.

Recruiting and retaining other qualified employees, consultants and advisors for our business, including scientific and technical personnel, also will be critical to our success. There currently is a shortage of skilled individuals with substantial gene therapy experience, which is likely to continue. As a result, competition for skilled personnel, including in gene therapy research and vector manufacturing, is intense and the turnover rate can be high. We may not be able to attract and retain personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies and academic institutions for individuals with similar skill sets. In addition, failure to succeed in preclinical studies or clinical trials or applications for marketing approval may make it more challenging to recruit and retain qualified personnel. The inability to recruit, or loss of services of certain executives, key employees, consultants or advisors, may impede the progress of our research, development and commercialization objectives and have an adverse effect on our business, financial condition, results of operations and prospects.

We conduct our operations at our facilities in Hertfordshire and London (United Kingdom), Philadelphia and San Francisco (United States). The United Kingdom and United States are headquarters to many other biopharmaceutical companies and many academic and research institutions. Competition for skilled personnel in our market is intense and may limit our ability to hire and retain highly qualified personnel on acceptable terms or at all. Changes to UK, EU or U.S. immigration and work authorization laws and regulations, including those that restrain the flow of scientific and professional talent, can be significantly affected by political forces and levels of economic activity. Our business may be materially adversely affected if legislative or administrative changes to immigration or visa laws and regulations impair our hiring processes and goals or projects involving personnel who are not UK or U.S. citizens.

In addition, COVID-19 could affect our employees or the employees of companies with which we do business, including our suppliers and CMOs, thereby disrupting our business operations. Quarantines and travel restrictions imposed by governments in the jurisdictions in which we and the companies with which we do business operate could materially impact the ability of employees to access preclinical and clinical sites, laboratories, manufacturing sites and offices. We have implemented work-at-home policies and may experience limitations in employee resources. Our increased reliance on personnel working from home may negatively impact productivity, or disrupt, delay, or otherwise adversely impact our business. In addition, this could increase our cybersecurity risk, create data accessibility concerns, and make us more susceptible to communication disruptions, any of which could adversely impact our business operations or delay necessary interactions with regulators, research or clinical trial sites, manufacturing sites and our third-party contractors.

If we are unable to manage expected growth in the scale and complexity of our operations, our performance may suffer.

If we are successful in executing our business strategy, we will need to expand our managerial, operational, financial and other systems and resources to manage our operations, continue our research and development activities and, in the longer term, build a commercial infrastructure to support commercialization of any of our investigational gene therapies that are approved for sale. It is likely that our management, finance, development personnel, systems and facilities currently in place may not be adequate to support this future growth. Our need to effectively manage our operations, growth and any future investigational gene therapies requires that we continue to develop more robust business processes and improve our systems and procedures in each of these areas and to attract and retain sufficient numbers of talented employees. Future growth would impose significant added responsibilities on members of management, including:

•	identifying, recruiting, integrating, maintaining and motivating additional employees;

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managing our internal development efforts effectively, including the clinical and FDA review process for our investigational gene therapies, while complying with our contractual obligations to contractors and other third parties; and

•	improving our operational, financial and management controls, reporting systems and procedures.

Our future financial performance and our ability to commercialize our investigational gene therapies will depend, in part, on our ability to effectively manage any future growth, and our management may also have to divert a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time to managing these growth activities. We may be unable to successfully implement these tasks on a larger scale and, accordingly, may not achieve our research, development and growth goals.

Our employees, principal investigators, consultants and commercial partners may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements and insider trading.

We are exposed to the risk of fraud or other misconduct by our employees, principal investigators, consultants and commercial partners. Misconduct by these parties could include intentional failures to comply with FDA or EMA regulations or the regulations applicable in other jurisdictions, provide accurate information to the FDA, MHRA, EMA and other regulatory authorities, comply with healthcare fraud and abuse laws and regulations in the United States and abroad, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Such misconduct also could involve the improper use of information obtained in the course of clinical trials or interactions with the FDA, MHRA, EMA or other regulatory authorities, which could result in regulatory sanctions and cause serious harm to our reputation.

We plan to adopt a code of conduct applicable to all of our employees, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent these activities may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from government investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, financial condition, results of operations and prospects, including the imposition of significant criminal, civil and administrative sanctions, such as monetary penalties, damages, fines, disgorgement, imprisonment, and exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of noncompliance with these laws, reputational harm, and we may be required to curtail or restructure our operations.

Product liability lawsuits against us could cause us to incur substantial liabilities and could limit commercialization of any investigational gene therapy that we may develop.

We face an inherent risk of product liability as a result of the planned clinical testing of our investigational gene therapies and will face an even greater risk if we commercialize any products. For example, we may be sued if our investigational gene therapies cause or are perceived to cause injury or are found to be otherwise unsuitable during clinical testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability or a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our investigational gene therapies that receive marketing approvals, if any. Even successful defenses would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•	decreased demand for any investigational gene therapy that we may develop;

•	loss of revenue;

•	substantial monetary awards to trial participants or patients;

•	initiation of investigations by regulators;

•	significant time and costs to defend the related litigation;

•	a diversion of management’s time and our resources;

•	withdrawal of clinical trial participants;

•	recalls, withdrawals or labeling, marketing or promotional restrictions of our investigational gene therapies that receive marketing approvals, if any;

•	the inability to commercialize any investigational gene therapies that we may develop;

•	exhaustion of any available insurance and our capital resources;

•	injury to our reputation and significant negative media attention; or

•	a decline in our ADS price.

Although we maintain product liability insurance coverage, such insurance may not be adequate to cover all liabilities that we may incur. We anticipate that we may need to increase our insurance coverage each time we commence a clinical trial and if we successfully commercialize any investigational gene therapy. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

As a company based outside of the United States, our business is subject to economic, political, regulatory and other risks associated with international operations.

As a company headquartered and incorporated in the United Kingdom, our business is subject to risks associated with conducting business outside of the United States. Many of our suppliers and clinical trial relationships are located outside the United States. Accordingly, our future results could be harmed by a variety of factors, including:

•	economic weakness, including inflation, or political instability in particular non-U.S. economies and markets;

•	differing and changing regulatory requirements for product approvals;

•	differing jurisdictions could present different issues for securing, maintaining or obtaining freedom to operate in such jurisdictions;

•	potentially reduced protection for intellectual property rights;

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difficulties in compliance with different, complex and changing laws, regulations and court systems of multiple jurisdictions and compliance with a wide variety of foreign laws, treaties and regulations;

•	changes in non-U.S. regulations and customs, tariffs and trade barriers;

•	changes in non-U.S. currency exchange rates of the pound sterling, U.S. dollar, euro and currency controls;

•	changes in a specific country’s or region’s political or economic environment, including the implications of the recent withdrawal of the United Kingdom from the European Union;

•	trade protection measures, import or export licensing requirements or other restrictive actions by governments;

•	differing reimbursement regimes and price controls in certain non-U.S. markets;

•	negative consequences from changes in tax laws;

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compliance with tax, employment, immigration and labor laws for employees living or traveling abroad, including, for example, the variable tax treatment in different jurisdictions of options granted under our share option schemes or equity incentive plans;

•	workforce uncertainty in countries where labor unrest is more common than in the United States;

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litigation or administrative actions resulting from claims against us by current or former employees or consultants individually or as part of class actions, including claims of wrongful terminations, discrimination, misclassification or other violations of labor law or other alleged conduct;

•	difficulties associated with staffing and managing international operations, including differing labor relations;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

•	business interruptions resulting from geopolitical actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods, fires and pandemics, including COVID-19.

Exchange rate fluctuations may materially affect our results of operations and financial condition.

Owing to the international scope of our operations, fluctuations in exchange rates, particularly between the pound sterling and the U.S. dollar, may adversely affect us. Although we are headquartered in the United Kingdom, we source research and development, manufacturing, consulting and other services from the United States and the European Union. Further, potential future revenue may be derived from abroad, particularly from the United States. As a result, our business and the price of our ADSs may be affected by fluctuations in foreign exchange rates not only between the pound sterling and the U.S. dollar, but also the euro, which may have a significant impact on our results of operations and cash flows from period to period. Currently, we do not have any exchange rate hedging arrangements in place.

We or the third parties upon whom we depend may be adversely affected by earthquakes or other natural disasters and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Natural disasters could severely disrupt our operations, and those of our CROs, CMOs and other contractors and consultants, and have a material adverse effect on our business, results of operations, financial condition and prospects. For example, we have facilities located in California, which in the past has experienced both severe earthquakes and wildfires. If a natural disaster, power outage or other event occurred that prevented us from using all or a significant portion of our headquarters, that damaged critical infrastructure, such as the manufacturing facilities of our third-party contract manufacturers, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time. We rely on third-party manufacturers to produce our investigational gene therapies. Our ability to obtain clinical supplies of our investigational gene therapies could be disrupted if the operations of these suppliers are affected by a man-made or natural disaster or other business interruption. The disaster recovery and business continuity plans we have in place currently are limited and are unlikely to prove adequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which, particularly when taken together with our lack of earthquake insurance, could have a material adverse effect on our business, financial condition, results of operations and prospects.

General Risk Factors

There has been no prior market for our ordinary shares or the ADSs and an active, liquid and orderly trading market may not develop for our ADSs or be sustained following this offering, which could harm the market price of our ADSs and make it difficult for you to sell your ADSs.

This offering constitutes the initial public offering of our ADSs, and no public market has previously existed for our ADSs or ordinary shares. We have applied to list the ADSs on the Nasdaq Global Select Market and we expect our ADSs to be quoted on the Nasdaq Global Select Market, subject to completion of customary procedures in the United States. Any delay in the commencement of trading of the ADSs on the Nasdaq Global Select Market would impair the liquidity of the market for the ADSs and make it more difficult for holders to sell the ADSs.

Prior to this offering, there was no public trading market for our ordinary shares or ADSs. Although we have applied to list our ADS on the Nasdaq Global Select Market, an active trading market for our ADSs may never develop or be sustained following this offering. You may not be able to sell your ADSs quickly or at the market price if trading in our ADSs is not active. The initial offering price will be determined by negotiations among the lead underwriters and us. Among the factors to be considered in determining the initial public offering price are our future prospects and the prospects of our industry in general, our revenue, net income and certain other financial and operating information in recent periods, and the market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. However, there can be no assurance that, following the completion of this offering, the ADSs will trade at a price equal to or greater than the public offering price.

The significant share ownership position of our executive officers, directors and principal shareholders may limit your ability to influence corporate matters.

Upon the closing of this offering, our executive officers, directors and shareholders who owned more than 5% of our outstanding ordinary shares before this offering, including entities affiliated with Syncona, will, in the aggregate, beneficially own ordinary shares representing approximately     % of our outstanding share capital (or

    % if the underwriters exercise their option to purchase additional ADSs in full) in each case based on                  ordinary shares outstanding as of December 31, 2020 after giving effect to conversion of our outstanding preferred shares and assuming the sale of                  ADSs (or                  ADSs if the underwriters exercise their option to purchase additional ADSs in full) in this offering.

As a result, if these shareholders, and particularly shareholders affiliated with Syncona, were to choose to act together, they would be able to control all matters submitted to our shareholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, would control the election, re-election and removal of directors and approval of any merger, scheme of arrangement, consolidation or sale of all or substantially all of our assets. This concentration of ownership control may:

•	delay, defer or prevent a change in control;

•	entrench our management and the board of directors; or

•	impede a merger, scheme of arrangement, consolidation, takeover or other business combination involving us that other shareholders may desire.

The interests of this group of shareholders may not always coincide with your interests or the interests of other shareholders and they may act in a manner that advances their best interests and not necessarily those of other shareholders, including seeking a premium value for their ADSs. Any of these consequences could adversely affect the market price of our ADSs.

You will experience substantial dilution as a result of this offering.

You will suffer immediate and substantial dilution in the net tangible book value of the ADSs if you purchase ADSs in this offering. Based on an assumed initial public offering price of $         per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, after giving effect to this offering, purchasers of ADSs in this offering will experience immediate dilution in net tangible book value of $         per ADS. In addition, after giving effect to this offering, investors purchasing ADSs in this offering will contribute     % of the total amount invested by shareholders since inception but will only own     % of the ordinary shares outstanding. See “Dilution” for a more detailed description of the dilution to new investors in the offering.

Raising additional capital may cause dilution to our existing shareholders, restrict our operations or cause us to relinquish valuable rights.

We may seek additional capital through a combination of public and private equity offerings, debt financings, strategic partnerships and alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity, convertible debt securities or other equity-based derivative securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as holder of ADSs. Any indebtedness we incur would result in increased fixed payment obligations and could involve restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Any debt or additional equity financing that we raise may contain terms that are not favorable to us or our shareholders. Furthermore, the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our ADSs to decline and existing shareholders may not agree with our financing plans or the terms of such financings. If we raise additional funds through strategic partnerships, collaborations, and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our intellectual property, technologies or our investigational gene therapies, or grant licenses on terms unfavorable to us.

The trading price of our ADSs may be volatile, and you could lose all or part of your investment.

The trading price of our ADSs following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control, including limited trading volume. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this prospectus, these factors include:

•	the commencement, enrollment or results of our planned and future clinical trials;

•	the loss of any of our key scientific or management personnel;

•	announcements of the failure to obtain regulatory approvals or receipt of warning letters from the FDA, MHRA, EMA or other regulatory agency;

•	announcements of undesirable restricted labeling indications or patient populations, or changes or delays in regulatory review processes;

•	announcements of innovations or new products by us or our competitors;

•	adverse actions taken by regulatory agencies with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;

•	changes or developments in laws or regulations applicable to our investigational gene therapies;

•	any adverse changes to our relationship with licensors, collaborators, manufacturers or suppliers;

•	the failure of our testing and clinical trials;

•	unanticipated safety concerns;

•	the failure to retain our existing, or obtain new, collaboration partners;

•	announcements concerning our competitors or the pharmaceutical industry in general;

•	the achievement of expected product sales and profitability;

•	the failure to obtain reimbursements for our investigational gene therapies or price reductions;

•	changes in the structure of healthcare system payment systems;

•	manufacture, supply or distribution shortages;

•	actual or anticipated fluctuations in our operating results;

•	our cash position;

•	changes in financial estimates or recommendations by securities analysts;

•	potential acquisitions;

•	the trading volume of our ADSs on the Nasdaq Global Select Market;

•	sales of our ADSs by us, our executive officers and directors or our shareholders in the future;

•	general economic, political and market conditions and overall fluctuations in the financial markets in the United States or the United Kingdom; and

•	changes in accounting principles.

In addition, the stock market in general, and Nasdaq and biopharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our ADSs, regardless of our actual operating performance. Further, a decline in the financial markets and related factors beyond our control may cause the price of our ADSs to decline rapidly and unexpectedly. If the market price of our ADSs after the completion of this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

Participation in this offering by our existing shareholders and/or their affiliated entities may reduce the public float for our ADSs.

To the extent certain of our existing shareholders and their affiliated entities participate in this offering, such purchases would reduce the non-affiliate public float of our ADSs, meaning the number of ADSs that are not held by officers, directors and controlling shareholders. A reduction in the public float could reduce the number of ADSs that are available to be traded at any given time, thereby adversely impacting the liquidity of our ADSs and depressing the price at which you may be able to sell ADSs purchased in this offering.

Substantial future sales of our ADSs in the public market, or the perception that these sales could occur, could cause the price of the ADSs to decline.

If our existing shareholders sell, or indicate an intention to sell, substantial amounts of our ADSs in the public market after the lockup and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our ADSs could decline. Upon completion of this offering, we will have                  ordinary shares outstanding (or                  ordinary shares if the underwriters exercise in full their option to purchase additional shares). Of these shares, only the shares represented by ADSs sold in this offering by us, plus any shares represented by ADSs sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable without restriction in the public market immediately following this offering. In connection with this offering, our officers, directors and substantially all of our shareholders have agreed to be subject to a contractual lock-up with the underwriters, which will expire after the end of a lock-up period, described in the sections titled “Shares and ADSs Eligible for Future Sale” and “Underwriting.” If, upon the expiration of the lock-up period, these shareholders sell substantial amounts of our ADSs in the public market, or the market perceives that such sales may occur, the market price of our ADSs and our ability to raise capital through an issue of equity securities in the future could be adversely affected.

The lock-up agreements contain important exceptions that govern their applicability. Moreover, Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC and Citigroup Global Markets Inc. may, in their sole discretion, permit our officers, directors and other shareholders who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements.

In addition, ordinary shares or ADSs that are either subject to outstanding options or reserved for future issuance under our 2021 Equity Incentive Plan, to be effective upon the effectiveness of the registration statement of which this prospectus forms a part, will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act of 1933, as amended, or the Securities Act. If these additional shares or ADSs are sold, or if it is perceived that they will be sold, in the public market, the trading price of our ADSs could decline.

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

We are incorporated under English law. The rights of holders of ordinary shares and, therefore, certain of the rights of holders of ADSs, are governed by English law, including the provisions of the UK Companies Act 2006, or the Companies Act, and by our Articles of Association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. See “Description of Share Capital and Articles of Association—Differences in Corporate Law” in this prospectus for a description of the principal differences between the provisions of the Companies Act applicable to us and, for example, the Delaware General Corporation Law relating to shareholders’ rights and protections.

You may not receive distributions on our ordinary shares represented by the ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs.

The depositary for the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, in accordance with the limitations set forth in the deposit agreement, it may be unlawful or impractical to make a distribution available to holders of ADSs. We have no obligation to take any other action to permit distribution on the ADSs, ordinary shares, rights or anything else to holders of the ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value from them if it is unlawful or impractical to make them available to you. These restrictions may have an adverse effect on the value of your ADSs.

Because we do not anticipate paying any cash dividends on our ADSs in the foreseeable future, capital appreciation, if any, will be your sole source of gains and you may never receive a return on your investment.

Under current English law, a company’s accumulated realized profits, to the extent they have not been previously utilized by distribution or capitalization, must exceed its accumulated realized losses, to the extent that they have not been previously written off in a reduction or reorganization of capital duly made (on a non-consolidated basis), before dividends can be paid. Therefore, we must have distributable profits before issuing a dividend. In addition, as a public limited liability company in England, we will only be able to make a distribution if the amount of our net assets is not less than the aggregate of our called-up share capital and undistributable reserves and if, and to the extent that, the distribution does not reduce the amount of those assets to less than that aggregate.

We have not paid dividends in the past on our ordinary shares. We intend to retain earnings, if any, for use in our business and do not anticipate paying any cash dividends in the foreseeable future. As a result, capital appreciation, if any, on our ADSs will be your sole source of gains for the foreseeable future, and you will suffer a loss on your investment if you are unable to sell your ADSs at or above the initial public offering price. Investors seeking cash dividends should not purchase our ADSs in this offering.

We will have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our senior management will have broad discretion in the application of the net proceeds from this offering. Because of the number and variability of factors that will determine our use of the net proceeds, their ultimate use may vary substantially from their currently intended use. Our senior management might not apply our net proceeds in ways that ultimately increase the value of your investment. While we expect to use the net proceeds from this offering as set forth in “Use of Proceeds,” we are not obligated to do so. The failure by our management to apply these funds effectively could harm our business. If we do not invest or apply the net proceeds in ways that enhance shareholder value, we may fail to achieve expected financial results, which could adversely affect our business, financial condition and results of operations, and cause the price of our ADSs to decline.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to you unless either both the rights and any related securities are registered under the Securities Act, or the distribution of them to ADS holders is exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. If the depositary does not distribute the rights, it may, under the deposit agreement, either sell them, if possible, or allow them to lapse. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

If securities or industry analysts do not publish research reports about our business, or if they issue an adverse opinion about our business, the price of our ADSs and trading volume could decline.

The trading market for our ADSs will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no or few analysts commence research coverage of us, or one or more of the analysts who cover us issues an adverse opinion about our company, the price of our ADSs would likely decline. If one or more of these analysts ceases research coverage of us or fails to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price of our ADSs or trading volume to decline.

If we engage in future acquisitions or strategic partnerships, this may increase our capital requirements, dilute our shareholders, cause us to incur debt or assume contingent liabilities and subject us to other risks.

We intend to continue to evaluate various acquisitions and strategic partnerships, including licensing or acquiring complementary drugs, intellectual property rights, technologies or businesses. Any potential acquisition or strategic partnership may entail numerous risks, including:

•	increased operating expenses and cash requirements;

•	the assumption of additional indebtedness or contingent liabilities;

•	assimilation of operations, intellectual property and drugs of an acquired company, including difficulties associated with integrating new personnel;

•	the diversion of our management’s attention from our existing drug programs and initiatives in pursuing such a strategic partnership, merger or acquisition;

•	retention of key employees, the loss of key personnel and uncertainties in our ability to maintain key business relationships;

•	risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing drugs or drug candidates and regulatory approvals; and

•	our inability to generate revenue from acquired technology or drugs sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than U.S. public companies.

We are a “foreign private issuer,” as defined in the SEC rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to companies organized within the United States. For example, we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Accordingly, there may be less publicly available information concerning our company than there is for U.S. public companies.

As a foreign private issuer, we will file an annual report on Form 20-F within four months of the close of each fiscal year ended December 31 and reports on Form 6-K relating to certain material events promptly after we publicly announce these events. However, because of the above exemptions for foreign private issuers, our shareholders will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.

While we are a foreign private issuer, we are not subject to certain Nasdaq corporate governance rules applicable to public companies organized in the United States.

We are entitled to rely on a provision in Nasdaq’s corporate governance rules that allows us to follow English corporate law with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to domestic issuers listed on Nasdaq.

We are not subject to Nasdaq Listing Rule 5605(b)(2) because English law does not require that independent directors regularly have scheduled meetings at which only independent directors are present. Similarly, we have adopted a remuneration committee, but English law does not require that we adopt a remuneration committee or that such committee be fully independent. As a result, our practice varies from the requirements of Nasdaq Listing Rule 5605(d), which sets forth certain requirements as to the responsibilities, composition and independence of compensation committees. English law requires that we disclose information regarding compensation of our directors for services as a director of an undertaking that is our subsidiary undertaking and as a director of any other undertaking of which a director is appointed by virtue of our nomination (directly or indirectly) but not other third-party compensation of our directors or director nominees. As a result, our practice varies from the third-party compensation disclosure requirements of Nasdaq Listing Rule 5250(b)(3). Additionally, we are not subject to Nasdaq Listing Rule 5605(e) because, under English law, director nominees are not required to be selected or recommended for selection by either a majority of the independent directors or a nominations committee comprised solely of independent directors.

Furthermore, English law does not have a regulatory regime for the solicitation of proxies applicable to us, thus our practice varies from the requirement of Nasdaq Listing Rule 5620(b), which sets forth certain requirements regarding the solicitation of proxies. In addition, we have opted out of shareholder approval requirements for the issuance of securities in connection with certain events such as the acquisition of stock or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control of us and certain private placements. To this extent, our practice will vary from the requirements of Nasdaq Listing Rule 5635, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events. In addition, while we intend to adopt a code of business conduct and ethics, English law does not require us to publicly disclose waivers from this code that have been approved by our board within four business days. We expect to report any such waivers in the subsequent Annual Report on Form 20-F. As a result, our practice varies from the requirements for domestic issuers pursuant to Nasdaq Listing Rule 5610.

In accordance with our Nasdaq listing, our audit committee is required to comply with the provisions of Section 301 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and Rule 10A-3 of the Exchange Act, both of which are also applicable to Nasdaq listed U.S. companies. Because we are a foreign private issuer, however, our audit committee is not subject to additional requirements applicable to Nasdaq listed U.S. companies, including an affirmative determination that all members of the audit committee are “independent,” using more stringent criteria than those applicable to us as a foreign private issuer, subject to certain phase-in requirements permitted by Rule 10A-3 of the Exchange Act.

We may lose our foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as early as June 30, 2021 (the end of our second fiscal quarter in the fiscal year after completion of this offering), which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of January 1, 2022. In order to maintain our current status as a foreign private issuer, either (a) a majority of our securities must be either directly or indirectly owned of record by nonresidents of the United States or (b)(i) a majority of our executive officers or directors cannot be U.S. citizens or residents, (ii) more than 50% of our assets must be located outside the United States and (iii) our business must be administered principally outside the United States. If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and is likely to make some activities highly time-consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

We are an emerging growth company within the meaning of the Securities Act and the reduced disclosure requirements applicable to emerging growth companies may make our ADSs less attractive to investors.

We are an “emerging growth company,” or EGC, as defined in the Jumpstart our Business Startups Act of 2012, or the JOBS Act. We will remain an EGC until the earliest of: (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of the fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC, which means the first day of the year following the first year in which the market value of our ADSs that are held by non-affiliates exceeds $700 million as of June 30. For so long as we remain an EGC, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

•

the provisions of Section 404(b) of the Sarbanes Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting;

•

being permitted to provide only two years of audited financial statements in this initial registration statement, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•

the “say on pay” provisions (requiring a nonbinding shareholder vote to approve compensation of certain executive officers) and the “say on golden parachute” provisions (requiring a nonbinding shareholder vote to approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, and some of the disclosure requirements of the Dodd-Frank Act relating to compensation of our executive officers; and

•

the requirement to provide detailed compensation discussion and analysis in proxy statements and reports filed under the Exchange Act and instead provide a reduced level of disclosure concerning executive compensation.

We may choose to take advantage of some, but not all, of the available exemptions. We have taken advantage of reduced reporting burdens in this prospectus. In particular, we have not included all of the executive compensation information that would be required if we were not an EGC. We cannot predict whether investors will find our ADSs less attractive if we rely on certain or all of these exemptions. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and our ADS price may be more volatile.

In addition, the JOBS Act provides that an EGC may take advantage of an extended transition period for complying with new or revised accounting standards. This allows an EGC to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

If we fail to establish and maintain proper internal controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ADSs.

Section 404(a) of the Sarbanes-Oxley Act, or Section 404(a), requires that beginning with our second annual report following our initial public offering, management assess and report annually on the effectiveness of our internal control over financial reporting and identify any material weaknesses in our internal control over financial reporting. Although Section 404(b) of the Sarbanes-Oxley Act, or Section 404(b), requires our independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal control over financial reporting, we have opted to rely on the exemptions provided in the JOBS Act, and consequently will not be required to comply with SEC rules that implement Section 404(b) until such time as we are no longer an EGC.

We expect our first Section 404(a) assessment will take place for our annual report for the fiscal year ending December 31, 2022. The presence of material weaknesses could result in financial statement errors which, in turn, could lead to errors in our financial reports, delays in our financial reporting, which could require us to restate our operating results or our auditors may be required to issue a qualified audit report. We might not identify one or more material weaknesses in our internal controls in connection with evaluating our compliance with Section 404(a). In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we will need to expend significant resources and provide significant management oversight. Implementing any appropriate changes to our internal control may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management’s attention from other business concerns. These changes may not, however, be effective in maintaining the adequacy of our internal control.

If either we are unable to conclude that we have effective internal control over financial reporting or, at the appropriate time, our independent auditors are unwilling or unable to provide us with an unqualified report on the effectiveness of our internal control over financial reporting as required by Section 404(b), investors may lose confidence in our operating results, the price of our ADSs could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404, we may not be able to remain listed on the Nasdaq Global Select Market.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon completion of this offering, we will become subject to certain reporting requirements of the Exchange Act. Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the Exchange Act is accumulated and communicated to management, recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements or insufficient disclosures due to error or fraud may occur and not be detected.

We will incur significant increased costs as a result of operating as a company whose ADSs are publicly traded in the United States, and our management will be required to devote substantial time to new compliance initiatives.

As a U.S. listed company, and particularly after we no longer qualify as an EGC, we will incur significant legal, accounting and other expenses that we did not incur previously. The increased costs may require us to reduce costs in other areas of our business. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the Nasdaq Global Select Market and other applicable securities rules and regulations impose various requirements on non-U.S. reporting public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our senior management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified senior management personnel or members for our board of directors.

However, these rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Pursuant to Section 404, we will be required to furnish a report by our senior management on our internal control over financial reporting. However, while we remain an EGC, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To prepare for eventual compliance with Section 404, once we no longer qualify as an EGC, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed time frame or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

Our Articles of Association to be effective in connection with this offering will provide that the courts of England and Wales will be the exclusive forum for the resolution of all shareholder complaints other than complaints asserting a cause of action arising under the Securities Act and the Exchange Act, and that the U.S. federal district courts will be the exclusive forum for the resolution of any shareholder complaint asserting a cause of action arising under the Securities Act and the Exchange Act.

Our Articles of Association to be effective in connection with this offering will provide that the courts of England and Wales will be the exclusive forum for resolving all shareholder complaints other than shareholder complaints asserting a cause of action arising under the Securities Act and the Exchange Act, and that the U.S. federal district courts will be the exclusive forum for resolving any shareholder complaint asserting a cause of action arising under the Securities Act and the Exchange Act, including applicable claims arising out of this offering. This choice of forum provision may limit a shareholders’ ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. The enforceability of similar exclusive forum provisions (including exclusive federal forum provisions for actions, suits or proceedings asserting a cause of action arising under the Securities Act) in other companies’ organizational documents has been challenged in legal proceedings, and there is uncertainty as to whether courts would enforce the exclusive federal forum provisions in our Articles of Association. Additionally, our shareholders cannot waive compliance with the federal securities laws and the rules and regulations therefore. If a court were to find either choice of forum provision contained in our Articles of Association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our results of operations and financial condition.

Claims of U.S. civil liabilities may not be enforceable against us.

We are incorporated and have our registered office in, and are currently existing under the laws of England and Wales. In addition, certain members of our board of directors and senior management are nonresidents of the United States, and all or a substantial portion of our assets and the assets of such persons are located outside the United States. As a result, it may not be possible to serve process on such persons or us in the United States or to enforce judgments obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce judgments obtained in U.S. courts against them or us, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws.

The United States and the United Kingdom do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in the United Kingdom. In addition, uncertainty exists as to whether English courts would entertain original actions brought in the United Kingdom against us or our directors or senior management predicated upon the securities laws of the United States or any state in the United States. Any final and conclusive monetary judgment for a definite sum obtained against us in U.S. courts would be treated by English courts as a cause of action in itself and sued upon as a debt at common law so that no retrial of the issues would be necessary, provided that certain requirements are met. Whether these requirements are met in respect of a judgment based upon the civil liability provisions of the U.S. securities laws, including whether the award of monetary damages under such laws would constitute a penalty is an issue subject to determination by the court making such decision. If an English court gives judgment for the sum payable under a U.S. judgment, the English judgment will be enforceable by methods generally available for this purpose. These methods generally permit the English court discretion to prescribe the manner of enforcement.

As a result, U.S. investors may not be able to enforce against us or our senior management, board of directors or certain experts named herein who are residents of the United Kingdom or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

If we are a “passive foreign investment company,” or a PFIC, in the year of the offering or in any future year, a U.S. shareholder may be subject to adverse U.S. federal income tax consequences.

Under the Internal Revenue Code of 1986, as amended, or the Code, we will be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to our subsidiaries, either (i) 75% or more of our gross income consists of passive income or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, passive income (including cash). Passive income includes, among other things, dividends, interest, certain non-active rents and royalties, and capital gains. Based on our operations, income, assets and certain estimates and projections, including as to the relative values of our assets and the treatment of amounts in respect of refundable tax credits from governmental entities we received, or are or may become entitled to receive, as gross income that is not passive income, we do not believe that we were a PFIC in 2020 and do not expect to be a PFIC for our 2021 taxable year. However, the determination whether we are a PFIC is a fact-intensive determination that must be made on an annual basis applying principles and methodologies that are in some circumstances unclear, and whether we will be a PFIC in 2021 or any future taxable year is uncertain because, among other things, (i) we currently own, and will own after the closing of this offering, a substantial amount of passive assets, including cash, (ii) the valuation of our assets that generate non-passive income for PFIC purposes, including our intangible assets, is uncertain and may depend in part of the market price of our ordinary shares or ADSs from time to time, which may fluctuate substantially, (iii) the treatment of amounts in respect of refundable tax credits from governmental entities we received, or are or may become entitled to receive, as gross income that is not passive income is uncertain, and (iv) the composition of our income may vary substantially over time. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year, and our U.S. counsel expresses no opinion with respect to our PFIC status, or with respect to our expectations regarding our PFIC status in 2021 or any future taxable year.

If we are a PFIC for any taxable year during which a U.S. investor holds our ordinary shares or ADSs, we would continue to be treated as a PFIC with respect to that U.S. investor for all succeeding years during which the U.S. investor holds our ordinary shares or ADSs, even if we ceased to meet the threshold requirements for PFIC status, unless certain exceptions apply. Such a U.S. investor may be subject to adverse U.S. federal income tax consequences, including (i) the treatment of all or a portion of any gain on the disposition of our ordinary shares or ADSs as ordinary income (and therefore ineligible for the preferential rates that apply to capital gains with respect to some U.S. investors), (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends on our ordinary shares or ADSs and (iii) compliance with certain reporting requirements. We do not intend to provide the information that would enable investors to make a qualified electing fund election, or a QEF Election, that could mitigate the adverse U.S. federal income tax consequences should we be classified as a PFIC.

For further discussion, see “Material Income Tax Considerations—Material U.S. Federal Income Tax Considerations for U.S. Holders.”

Because we believe we are currently a controlled foreign corporation for U.S. federal income tax purposes, there could be adverse U.S. federal income tax consequences to certain U.S. holders who own, directly, indirectly or by attribution, ten percent or more of our ADSs or ordinary shares.

Each “Ten Percent Shareholder” (as defined below) in a non-U.S. corporation that is classified as a “controlled foreign corporation,” or a CFC, for U.S. federal income tax purposes generally is required to include in income for U.S. federal tax purposes such Ten Percent Shareholder’s pro rata share of the CFC’s “Subpart F income,” investment of earnings in U.S. property, and “global intangible low-taxed income,” even if the CFC has made no distributions to its shareholders. Subpart F income generally includes dividends, interest, rents, royalties, gains from the sale of securities and income from certain transactions with related parties, and “global intangible low-taxed income” generally consists of net income of the CFC, other than Subpart F income and certain other types of income, in excess of certain thresholds. In addition, a Ten Percent Shareholder that realizes gain from the sale or exchange of shares in a CFC may be required to classify a portion of such gain as dividend income rather than capital gain. A non-U.S. corporation generally will be classified as a CFC for U.S. federal income tax purposes if Ten Percent Shareholders own, directly, indirectly or constructively (through attribution), more than 50% of either the total combined voting power of all classes of stock of such corporation entitled to vote or of the total value of the stock of such corporation. A “Ten Percent Shareholder” is a United States person (as defined by the Code) who owns or is considered to own 10% or more of the total combined voting power of all classes of stock entitled to vote of such corporation or 10% or more of the total value of the stock of such corporation. The determination of CFC status is complex and includes attribution rules, the application of which is not entirely certain. In addition, the TCJA repealed Section 958(b)(4) of the Code, which prohibited “downward attribution” from non-United States persons to United States persons for purposes of determining CFC status.

As a result of (i) the ownership of 50% or more of our stock by Syncona, which we understand also owns 50% or more, directly or indirectly, of one or more U.S. corporations, and (ii) the repeal of Section 958(b)(4) of the Code, we believe that we are, and each of our non-U.S. subsidiaries that is a corporation for U.S. federal income tax purposes is, currently a CFC, and, depending on the future ownership of our stock by Syncona or other shareholders, may continue to be a CFC in the future. While our status as a CFC will generally not have any U.S. federal income tax consequences for U.S. Holders (as defined below under “Material Income Tax Considerations—Material U.S. Federal Income Tax Considerations for U.S. Holders”) of our ADSs or ordinary shares who are not Ten Percent Shareholders, U.S. Holders of ADSs or ordinary shares should consult their own tax advisors with respect to the potential adverse tax consequences of becoming a Ten Percent Shareholder in a CFC. If we are classified as both a CFC and a PFIC (as discussed above), we generally will not be treated as a PFIC with respect to those U.S. Holders that meet the definition of a Ten Percent Shareholder during the period in which we are a CFC.

We may be unable to use net operating loss and tax credit carryforwards and certain built-in losses to reduce future tax payments or benefit from favorable UK tax legislation.

As a UK tax resident company, we are subject to UK corporate taxation. Due to the nature of our business, we have generated losses since inception. As of January 31, 2020, we had cumulative carryforward losses of $119.7 million. Subject to any relevant restrictions, we expect these to be available to carry forward and offset against future operating profits. As a company that carries out extensive research and development activities, we benefit from the UK research and development tax credit regime for small and medium-sized companies, whereby we are able to surrender the trading losses that arise from our qualifying research and development activities for a payable tax credit of up to 33.35% of eligible research and development expenditures, which includes a 130% enhancement to the standard 14.50% tax credit rate. Qualifying expenditures largely comprise employment costs for research staff, consumables and certain internal overhead costs incurred as part of research projects. Certain subcontracted qualifying research expenditures are eligible for a cash rebate at a discounted rate. This is restricted to 65% of total contractor costs and has an effective tax rebate of 21.68% applied to these costs. The majority of our pipeline research, clinical trials management and manufacturing development activities are eligible for inclusion within these tax credit cash rebate claims. We may not be able to continue to claim payable research and development tax credits in the future when we become a public company because we may no longer qualify as a small or medium-sized company.

We may benefit in the future from the United Kingdom’s “patent box” regime, which allows certain profits attributable to revenues from patented products to be taxed at an effective rate of 10%. We are the exclusive licensee or owner of several patent applications which, if issued, would cover our investigational gene therapies, and accordingly, future upfront fees, milestone fees, product revenues and royalties could be taxed at this tax rate. When taken in combination with the enhanced relief available on our research and development expenditures, we expect a long-term lower rate of corporation tax to apply to us. If, however, there are unexpected adverse changes to the UK research and development tax credit regime or the “patent box” regime, or for any reason we are unable to qualify for such advantageous tax legislation, or we are unable to use net operating loss and tax credit carryforwards and certain built-in losses to reduce future tax payments then our business, results of operations and financial condition may be adversely affected.

Shareholder protections found in provisions under the UK City Code on Takeovers and Mergers, or the Takeover Code, will not apply if our place of central management and control remains outside the United Kingdom (or the Channel Islands or the Isle of Man).

Prior to the consummation of this offering, we will re-register as a public limited company incorporated in England and Wales. We believe that, as at the date of this prospectus, our place of central management and control is not, and is not expected to be, in the United Kingdom (or the Channel Islands or the Isle of Man) for the purposes of the jurisdictional criteria of the Takeover Code. Accordingly, we believe that we are not currently subject to the Takeover Code and, as a result, our shareholders are not currently entitled to the benefit of certain takeover offer protections provided under the Takeover Code, including the rules regarding mandatory takeover bids. In the event that this changes, or if the interpretation and application of the Takeover Code by the Panel on Takeovers and Mergers, or Takeover Panel, changes (including changes to the way in which the Takeover Panel assesses the application of the Takeover Code to English companies whose shares are listed outside of the United Kingdom), the Takeover Code may apply to us in the future. The Takeover Code provides a framework within which takeovers of companies are regulated and conducted. The following is a brief summary of some of the most important rules of the Takeover Code:

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In connection with a potential offer, if following an approach by or on behalf of a potential bidder, the company is “the subject of rumor or speculation” or there is an “untoward movement” in the company’s share price, there is a requirement for the potential bidder to make a public announcement about a potential offer for the company, or for the company to make a public announcement about its review of a potential offer.

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When a person (a) acquires, whether by a series of transactions over a period of time or not, interests in shares carrying 30% or more of the voting rights of a company when taken together with shares in which persons acting in concert with that person are interested (which percentage is treated by the Takeover Code as the level at which effective control is obtained), or (b) acquires an interest in any other shares which increases the percentage of shares carrying voting rights in which he is interested when they are, together with persons acting in concert with them, already interested in shares which carry not less than 30% of the voting rights but do not hold shares carrying more than 50% of such voting rights, they must make a cash offer to all other shareholders at the highest price paid by them in the twelve months before the offer was announced.

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When interests in shares carrying 10% or more of the voting rights of a class have been acquired for cash by an offeror (i.e., a bidder) and any person acting in concert with it in the offer period (i.e. before the shares subject to the offer have been acquired) and the previous twelve months, the offer must be in cash or be accompanied by a cash alternative for all shareholders of that class at not less than the highest price paid by the offeror in that period. Further, if an offeror or any person acting in concert with them acquires for cash any interest in shares during the offer period, the offer for the shares must be in cash or accompanied by a cash alternative at a price at least equal to the highest price paid for such shares during the offer period.

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If, after a firm offer announcement is made, the offeror or any person acting in concert with it acquires an interest in shares in an offeree company (i.e., a target) at a price higher than the value of the offer, the offer must be increased to not less than the highest price paid for the interest in shares so acquired.

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The offeree company must appoint a competent independent adviser whose advice on the financial terms of the offer must be made known to all the shareholders, together with the opinion of the board of directors of the offeree company.

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Favorable deals for selected shareholders are not permitted, except in certain circumstances where independent shareholder approval is given and the arrangements are regarded as fair and reasonable in the opinion of the financial adviser to the offeree.

•	All shareholders must be given the same information.

•	Those issuing takeover circulars must include statements taking responsibility for the contents thereof.

•	Profit forecasts, quantified financial benefits statements and asset valuations must be made to specified standards and must be reported on by professional advisers.

•	Misleading, inaccurate or unsubstantiated statements made in documents or to the media must be publicly corrected immediately.

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Actions during the course of an offer by the offeree company, which might frustrate the offer are generally prohibited unless shareholders approve these plans. Frustrating actions would include, for example, lengthening the notice period for directors under their service contract or agreeing to sell off material parts of the target group.

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Stringent requirements are laid down for the disclosure of dealings in relevant securities during an offer, including the prompt disclosure of positions and dealings in relevant securities by the parties to an offer and any person who is interested (directly or indirectly) in 1% or more of any class of relevant securities.

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Employees of both the offeror and the offeree company and the trustees of the offeree company’s pension scheme must be informed about an offer. In addition, the offeree company’s employee representatives and pension scheme trustees have the right to have a separate opinion on the effects of the offer on employment appended to the offeree board of directors’ circular or published on a website.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because pharmaceutical companies have experienced significant securities price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Except as described in this prospectus and the deposit agreement, holders of the ADSs will not be able to exercise voting rights attaching to the ordinary shares represented by the ADSs. Under the terms of the deposit agreement, holders of the ADSs may instruct the depositary to vote the ordinary shares underlying their ADSs. Otherwise, holders of ADSs will not be able to exercise their right to vote unless they withdraw the ordinary shares underlying their ADSs to vote them in person or by proxy in accordance with applicable laws and regulations and our Articles of Association. Even so, ADS holders may not know about a meeting far enough in advance to withdraw those ordinary shares. If we ask for the instructions of holders of the ADSs, the depositary, upon timely notice from us, will notify ADS holders of the upcoming vote and arrange to deliver our voting materials to them. Upon our request, the depositary will mail to holders a shareholder meeting notice that contains, among other things, a statement as to the manner in which voting instructions may be given. We cannot guarantee that ADS holders will receive the voting materials in time to ensure that they can instruct the depositary to vote the ordinary shares underlying their ADSs. A shareholder is only entitled to participate in, and vote at, the meeting of shareholders, provided that it holds our ordinary shares as of the record date set for such meeting and otherwise complies with our Articles of Association. In addition, the depositary’s liability to ADS holders for failing to execute voting instructions or for the manner of executing voting instructions is limited by the deposit agreement. As a result, holders of ADSs may not be able to exercise their right to give voting instructions or to vote in person or by proxy and they may not have any recourse against the depositary or us if the ordinary shares underlying their ADSs are not voted as they have requested or if such shares cannot be voted.

Holders of ADSs are not treated as holders of our ordinary shares.

By participating in this offering you will become a holder of ADSs with underlying ordinary shares in a company incorporated under English law. Holders of ADSs are not treated as holders of our ordinary shares, unless they withdraw the ordinary shares underlying their ADSs in accordance with the deposit agreement and applicable laws and regulations. The depositary is the holder of the ordinary shares underlying the ADSs. Holders of ADSs therefore do not have any rights as holders of our ordinary shares, other than the rights that they have pursuant to the deposit agreement. See “Description of American Depositary Shares.”

Holders of ADSs may be subject to limitations on the transfer of their ADSs and the withdrawal of the underlying ordinary shares.

ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason, subject to the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares. Temporary delays in the cancellation of your ADSs and withdrawal of the underlying ordinary shares may arise because the depositary has closed its transfer books or we have closed our transfer books, the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting or we are paying a dividend on our ordinary shares. In addition, ADS holders may not be able to cancel their ADSs and withdraw the underlying ordinary shares when they owe money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities. See “Description of American Depositary Shares.”

We are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement, or to terminate the deposit agreement, without the prior consent of the ADS holders.

We are entitled to amend the deposit agreement and to change the rights of the ADS holders under the terms of such agreement, without the prior consent of the ADS holders. We and the depositary may agree to amend the deposit agreement in any way we decide is necessary or advantageous to us or to the depositary. Amendments may reflect, among other things, operational changes in the ADS program, legal developments affecting ADSs or changes in the terms of our business relationship with the depositary. In the event that the terms of an amendment are materially disadvantageous to ADS holders, ADS holders will only receive 30 days’ advance notice of the amendment, and no prior consent of the ADS holders is required under the deposit agreement. Furthermore, we may decide to direct the depositary to terminate the ADS facility at any time for any reason. For example, terminations may occur when we decide to list our ordinary shares on a non-U.S. securities exchange and determine not to continue to sponsor an ADS facility or when we become the subject of a takeover or a going-private transaction. If the ADS facility will terminate, ADS holders will receive at least 30 days’ prior notice, but no prior consent is required from them. Under the circumstances that we decide to make an amendment to the deposit agreement that is disadvantageous to ADS holders or terminate the deposit agreement, the ADS holders may choose to sell their ADSs or surrender their ADSs and become direct holders of the underlying ordinary shares, but will have no right to any compensation whatsoever.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by law, holders and beneficial owners of ADSs irrevocably waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to the ADSs or the deposit agreement.

If this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the U.S. Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has nonexclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action, depending on, among other things, the nature of the claims, the judge or justice hearing such claims and the venue of the hearing.

No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

As an English public limited company, certain capital structure decisions will require shareholder approval, which may limit our flexibility to manage our capital structure.

Prior to the consummation of this offering, we will alter the legal status of our company under English law from a private limited company by re-registering as a public limited company and changing our name from Gyroscope Therapeutics Holdings Limited to Gyroscope Therapeutics Holdings plc. English law provides that a board of directors may only allot shares (or rights to subscribe for or convertible into shares) with the prior authorization of shareholders, such authorization stating the aggregate nominal amount of shares that it covers and being valid for a maximum period of five years, each as specified in the articles of association or relevant shareholder resolution. We have obtained authority from our shareholders to allot additional shares for a period ending                 , 2026, which authorization will need to be renewed upon expiration (i.e., at least every five years) but may be sought more frequently for additional five-year terms (or any shorter period).

English law also generally provides shareholders with preemptive rights when new shares are issued for cash. However, it is possible for the articles of association, or for shareholders to pass a special resolution at a general meeting, being a resolution passed by at least 75% of the votes cast, to disapply preemptive rights. Such a disapplication of preemptive rights may be for a maximum period of up to five years from the date of adoption of the articles of association, if the disapplication is contained in the articles of association, or from the date of the shareholder special resolution, if the disapplication is by shareholder special resolution but not longer than the duration of the authority to allot shares to which the disapplication relates. In either case, this disapplication would need to be renewed by our shareholders upon its expiration (i.e., at least every five years). We have obtained authority from our shareholders to disapply preemptive rights for a period ending                 , 2026 which disapplication will need to be renewed upon expiration (i.e., at least every five years), but may be sought more frequently for additional five-year terms (or any shorter period).

English law also generally prohibits a public company from repurchasing its own shares without the prior approval of shareholders by ordinary resolution, being a resolution passed by a simple majority of votes cast and other formalities. Such approval may be for a maximum period of up to five years. See “Description of Share Capital and Articles of Association.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this prospectus are based upon information available to us as of the date of this prospectus and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our recurring losses from operations and our estimates regarding expenses, capital requirements and needs for additional financing;

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the development of our investigational gene therapies, including statements regarding the timing of initiation, completion and the outcome of clinical studies or trials and related preparatory work, the period during which the results of the trials will become available and our research and development programs;

•	our ability to design and implement successful clinical trials for our investigational gene therapies;

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the potential for a pandemic, epidemic or outbreak of an infectious diseases in the United States, United Kingdom or European Union, including the COVID-19 pandemic, to disrupt our clinical trial pipeline;

•	our failure to demonstrate the safety and efficacy of our investigational gene therapies;

•	the results obtained in earlier stage clinical testing may not be indicative of results in future clinical trials;

•	our ability to enroll patients in clinical trials for our investigational gene therapies;

•	the potential advantages of our investigational gene therapies;

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the possibility that one or more of our investigational gene therapies or Orbit SDS may cause serious adverse, undesirable or unacceptable side effects or have other properties that could delay or prevent their regulatory approval or limit their commercial potential;

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the timing and our ability to submit applications for, and our ability to obtain and maintain regulatory approval of, our investigational gene therapies in the indications for which we plan to develop them, and any related restrictions or limitations imposed by regulators;

•	our limited manufacturing experience which could result in delays in our development or commercialization of our investigational gene therapies or Orbit SDS;

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the possibility that contamination in our manufacturing process, shortages of raw materials or failure of any of our key suppliers to deliver necessary components could result in delays in our clinical pipeline;

•	our ability to identify or discover additional investigational gene therapies, or failure to capitalize on programs or investigational gene therapies;

•	our ability to contract with third-party suppliers and manufacturers and their ability to perform adequately;

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the scalability and commercial viability of our manufacturing methods and processes, including our intentions to develop and implement plans to establish and establish our own in-house manufacturing operations and facility;

•	our dependence on a limited number of, or sole suppliers, for some or all of our components and materials used in our investigational gene therapies and Orbit SDS;

•	our commercialization, marketing and manufacturing capabilities and strategy;

•	the success of competing therapies that are or may become available;

•	the rate and degree of market acceptance and clinical utility of our investigational gene therapies, in particular, and gene therapy, in general, and Orbit SDS;

•	the impact of Brexit on our business and operations;

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our ability to obtain, protect and enforce our intellectual property and to maintain patent protection for our current investigational gene therapies, Orbit SDS, any future investigational gene therapies or devices we may develop and our technology;

•	our continued compliance with obligations under our intellectual property licenses with third parties;

•	our ability to commercialize our investigational gene therapies and Orbit SDS without infringing, misappropriating or otherwise violating the intellectual property rights of others;

•	potential claims relating to our intellectual property and third-party intellectual property;

•	whether we are classified as a passive foreign investment company, or PFIC, for the current year or future periods;

•	the increased time and costs associated with operating as a public company;

•	other factors discussed under “Risk Factors” and elsewhere in this prospectus; and

•	our plans, objectives, expectations and intentions contained in this prospectus that are not historical.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements contained in this prospectus speak only as of the date of this prospectus. You should refer to the section titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of ADSs in this offering will be approximately $            million, or $            million if the underwriters exercise their option to purchase additional ADSs in full, based on an assumed initial public offering price of $            per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $            per ADS, which is the midpoint of the price range listed on the cover page of this prospectus, would increase or decrease the net proceeds to us from this offering by $            million, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of ADSs we are offering. An increase or decrease of 1,000,000 in the number of ADSs we are offering would increase or decrease the net proceeds to us from this offering by $            million, assuming the assumed initial public offering price remains the same, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We do not expect that a change in the initial price to the public or the number of ADSs by these amounts would have a material effect on the uses of the proceeds from this offering, although it may accelerate the time at which we will need to seek additional capital.

We intend to use the net proceeds from this offering, together with our existing cash, to advance our clinical pipeline, including, specifically:

•

approximately $            million to $            million to advance our lead product candidate, GT005, including to fund our ongoing Phase I/II FOCUS clinical trial, ongoing Phase II EXPLORE clinical trial and our ongoing Phase II HORIZON clinical trial;

•	approximately $ million to $ million to advance our product candidate, GT011; and

•	the balance for the development of our other preclinical programs and general corporate purposes, including general and administrative expenses and working capital.

We may also use a portion of the net proceeds from this offering to acquire or invest in complementary products, technologies or businesses, although we have no present agreements or commitments to do so.

Based on our current operational plans and assumptions, we expect that the net proceeds from this offering, combined with our current cash and cash equivalents, including the net proceeds from the Series C Financing, will be sufficient to fund operations through                 , but we expect that we will need to raise additional capital in order to develop and commercialize our investigational gene therapies, including any potential future trials that may be required by regulatory authorities. Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the actual amounts that we will spend on the uses set forth above. We believe opportunities may exist from time to time to expand our current business through the acquisition or in-license of complementary product candidates or programming technologies. While we have no current agreements for any specific future acquisitions or in-licenses at this time, we may use a portion of the net proceeds for these purposes.

The amounts and timing of our actual expenditures will depend on numerous factors, including the progress of our clinical trials, the potential for achieving accelerated regulatory approval and the amount of cash used in our operations. We therefore cannot estimate with certainty the amount of net proceeds to be used for the purposes described above. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application of the net proceeds.

Pending these uses, we plan to invest these net proceeds in short-term, interest bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the United States. The goal with respect to the investment of these net proceeds is capital preservation and liquidity so that such funds are readily available to fund our operations.

CORPORATE REORGANIZATION

Gyroscope Therapeutics Holdings Limited is a private company with limited liability incorporated pursuant to the laws of England and Wales on December 17, 2020. Gyroscope Therapeutics Holdings Limited was incorporated with nominal assets and liabilities for the purpose of becoming the ultimate holding company for Gyroscope Therapeutics Limited and for the purpose of consummating the corporate reorganization described herein. Gyroscope Therapeutics Limited was incorporated as a private company with limited liability under the laws of England and Wales on April 18, 2016. In December 2020, we incorporated Gyroscope Holdings (UK) Limited, as a wholly owned subsidiary of Gyroscope Therapeutics Holdings Limited. Gyroscope Therapeutics Holdings Limited and Gyroscope Holdings (UK) Limited are holding companies which have not conducted any operations prior to this offering other than activities incidental to their formation, the corporate reorganization, the Series C Financing and this offering.

Prior to the completion of this offering:

•	Gyroscope Therapeutics Holdings Limited incorporated Gyroscope Holdings (UK) Limited as a wholly owned subsidiary.

•	Gyroscope Therapeutics Holdings Limited will acquire all of the issued share capital of Gyroscope Therapeutics Limited pursuant to a share-for-share exchange as described below.

•	Gyroscope Therapeutics Holdings Limited will re-register as a public limited company to be re-named Gyroscope Therapeutics Holdings plc.

•

Gyroscope Therapeutics Holdings plc will then have four direct and indirect subsidiaries: Gyroscope Holdings (UK) Limited, Gyroscope Therapeutics Limited, Orbit Biomedical Limited and Gyroscope USA, Inc.

Therefore, investors in this offering will only acquire, and this prospectus only describes the offering of, ADSs representing ordinary shares of Gyroscope Therapeutics Holdings plc.

The corporate reorganization will take place in several steps, some of which will be completed following the completion of this offering. We refer to the following steps, which are discussed in more detail below, as our “corporate reorganization”:

Prior to completion of this offering:

•

Adjustment of the nominal value and redesignation of the share capital of Gyroscope Therapeutics Holdings Limited: We expect that the share capital of Gyroscope Therapeutics Holdings Limited will (i) be adjusted by way of an issue of one or more additional shares in the capital of the Gyroscope Therapeutics Holdings Limited and a subdivision and/or consolidation of the share capital into shares with a nominal value that is the same nominal value as the shares to be issued in the following step and (ii) with effect immediately prior to the completion of the next step, be redesignated into shares with the same rights attached to an E ordinary share of Gyroscope Therapeutics Limited.

•

Exchange of Gyroscope Therapeutics Limited Shares for Gyroscope Therapeutics Holdings Limited Shares: All shareholders of Gyroscope Therapeutics Limited will exchange each of the shares held by them for shares of Gyroscope Therapeutics Holdings Limited to result in them holding the same number and class of newly issued shares of £             nominal value each of Gyroscope Therapeutics Holdings Limited and, upon completion of the transfer of the shares in Gyroscope Therapeutics Limited, Gyroscope Therapeutics Limited will become a wholly owned subsidiary of Gyroscope Therapeutics Holdings Limited.

•	Reduction of capital of Gyroscope Therapeutics Holdings Limited: Gyroscope Therapeutics Holdings Limited will reduce its issued share capital pursuant to Chapter 10 of Part 17 of the Companies Act.

•	Re-registration of Gyroscope Therapeutics Holdings Limited as a public limited company and change of name to Gyroscope Therapeutics Holdings plc.

•

Reorganization of separate classes of shares of Gyroscope Therapeutics Holdings plc (other than deferred shares) into a single class of ordinary shares: The different classes of issued share capital of Gyroscope Therapeutics Holdings plc (other than deferred shares) will be reorganized into a single class of ordinary shares.

Following completion of this offering:

•

Reorganization of the deferred shares of Gyroscope Therapeutics Holdings plc: The deferred shares of Gyroscope Therapeutics Holdings plc may be transferred, consolidated, subdivided and/or cancelled and deferred shares may be issued for the purposes of simplifying our share capital and to ensure compliance with the applicable requirements of the Companies Act.

•

Reorganization of separate classes of shares of Gyroscope Therapeutics Limited into a single class of ordinary shares: The different classes of issued share capital of Gyroscope Therapeutics Limited will be reorganized into a single class of ordinary shares.

•

Transfer of Gyroscope Therapeutics Limited shares to Gyroscope Holdings (UK) Limited: Gyroscope Therapeutics Holdings plc will transfer the entire issued share capital of Gyroscope Therapeutics Limited to Gyroscope Holdings (UK) Limited in exchange for the issue of shares in Gyroscope Holdings (UK) Limited and, as a result, Gyroscope Therapeutics Limited will become a wholly owned subsidiary of Gyroscope Holdings (UK) Limited, which, in turn, will be a wholly owned subsidiary of Gyroscope Therapeutics Holdings plc.

•

Reduction of capital of Gyroscope Holdings (UK) Limited and Gyroscope Therapeutics Limited: Gyroscope Holdings (UK) Limited and Gyroscope Therapeutics Limited is expected to reduce their issued share capital pursuant to Chapter 10 of Part 17 of the Companies Act.

Adjustment of the nominal value and redesignation of the subscriber share of Gyroscope Therapeutics Holdings Limited

Gyroscope Therapeutics Holdings Limited was incorporated with share capital of a single ordinary share of £1.00 nominal value. Prior to the effectiveness of the registration statement of which this prospectus forms a part, we expect that the initial shareholder of Gyroscope Therapeutics Holdings Limited will (i) subscribe for one or more additional ordinary shares in the capital of Gyroscope Therapeutics Holdings Limited and approve a subdivision and/or consolidation of the share capital of Gyroscope Therapeutics Holdings Limited into shares with a nominal value that is the same nominal value of the shares to be issued in the following step and (ii) approve with effect immediately prior to the completion of the next step, a redesignation of the ordinary shares in issue into shares with the same rights attached to a            share of Gyroscope Therapeutics Limited.

Exchange of Gyroscope Therapeutics Limited shares for Gyroscope Therapeutics Holdings Limited shares

The share capital of Gyroscope Therapeutics Limited is divided into the following classes: B ordinary shares, C ordinary shares, D ordinary shares, E ordinary shares, series A preferred shares, series B preferred shares, series C preferred shares and deferred shares. Prior to the effectiveness of the registration statement of which this prospectus forms a part, the shareholders of Gyroscope Therapeutics Limited will exchange each of these shares of Gyroscope Therapeutics Limited for shares of Gyroscope Therapeutics Holdings Limited to result in them holding the same number and class of shares, with the same rights, in Gyroscope Therapeutics Holdings Limited. As a result, Gyroscope Therapeutics Holdings Limited will become the sole shareholder of Gyroscope Therapeutics Limited.

Reduction of capital of Gyroscope Therapeutics Holdings Limited

Gyroscope Therapeutics Holdings Limited is expected to reduce its issued share capital pursuant to Chapter 10 of Part 17 of the Companies Act by way of the reduction of the nominal value of shares issued and outstanding. Such reduction of capital is expected to be approved by special resolutions passed by the shareholders of Gyroscope Therapeutics Holdings Limited and the reserve arising upon completion of such reduction of capital will be credited to Gyroscope Therapeutics Holdings Limited’s reserves that are available for distribution.

Re-registration of Gyroscope Therapeutics Holdings Limited as a public limited company and change of name to Gyroscope Therapeutics Holdings plc

Following the steps described above and prior to the completion of this offering, Gyroscope Therapeutics Holdings Limited will re-register as a public limited company and change its name to Gyroscope Therapeutics Holdings plc. Such re-registration and change of name will require certain special resolutions to be passed by the shareholders of Gyroscope Therapeutics Holdings Limited to approve the re-registration as a public limited company, the name change to Gyroscope Therapeutics Holdings plc and the adoption of new articles of association for Gyroscope Therapeutics Holdings plc appropriate for a public company.

Reorganization of separate classes of shares of Gyroscope Therapeutics Holdings plc (other than deferred shares) into a single class of ordinary shares

Pursuant to the terms of the articles of association of Gyroscope Therapeutics Holdings plc prior to the closing of this offering, each class of shares of Gyroscope Therapeutics Holdings plc (other than deferred shares) will be reorganized into one class of ordinary shares of Gyroscope Therapeutics Holdings plc. The ratio for the redesignation of each class of shares of Gyroscope Therapeutics Holdings plc into ordinary shares of Gyroscope Therapeutics Holdings plc will be determined based on the final price per ADS in this offering. Assuming an initial public offering price of $            per ADS, which is the midpoint of the price range set forth on the cover of this prospectus, each such class of shares of Gyroscope Therapeutics Holdings plc outstanding on the date of this prospectus (other than deferred shares) will be redesignated as follows:

•	Each B ordinary share will be redesignated as 1.00 ordinary share;

•	Each C ordinary share will be redesignated as approximately ordinary share;

•	Each D ordinary share will be redesignated as approximately ordinary share;

•	Each E ordinary share will be redesignated as approximately ordinary share;

•	Each series A preferred share will be redesignated as 1.00 ordinary share;

•	Each series B preferred share will be redesignated as 1.00 ordinary share; and

•	Each series C preferred share will be redesignated as 1.00 ordinary share.

Following the reorganization into a single class of ordinary shares as described above, such ordinary shares will be consolidated and subdivided to reflect an approximately 1 for             reverse split of such ordinary shares and the balance of any ordinary shares will be redesignated as deferred shares prior to completion of this offering.

Such reorganization will involve (without limitation) the redesignation of classes of shares and the consolidation and/or subdivision of shares pursuant to the terms of the articles of association of the Company in effect at such time as described above. The number of shares that each current shareholder of Gyroscope Therapeutics Holdings plc receives will be rounded up or down to the nearest whole share. Therefore, upon consummation of the corporate reorganization and prior to the completion of this offering, the current shareholders of Gyroscope Therapeutics Holdings plc will hold an aggregate of approximately                ordinary shares of Gyroscope Therapeutics Holdings plc.

Reorganization of deferred shares of Gyroscope Therapeutics Holdings plc

Following completion of this offering, the deferred shares of Gyroscope Therapeutics Holdings plc may be transferred, consolidated, subdivided and/or cancelled and deferred shares may be issued for the purpose of simplifying our share capital structure and to ensure compliance with the applicable requirements of the Companies Act.

Reorganization of separate classes of shares of Gyroscope Therapeutics Limited into a single class of ordinary shares

Pursuant to the terms of the articles of association of Gyroscope Therapeutics Limited in effect at such time, each class of shares of Gyroscope Therapeutics Limited will be reorganized into one class of ordinary shares as follows:

•	Each B ordinary share will be redesignated as one ordinary share;

•	Each C ordinary share will be redesignated as one ordinary share;

•	Each D ordinary share will be redesignated as one ordinary share;

•	Each E ordinary share will be redesignated as one ordinary share;

•	Each series A preferred share will be redesignated as one ordinary share;

•	Each series B preferred share will be redesignated as one ordinary share;

•	Each series C preferred share will be redesignated as one ordinary share; and

•	Each deferred share will be redesignated as one ordinary share.

Transfer of Gyroscope Therapeutics Limited shares to Gyroscope Holdings (UK) Limited

Following the reorganization of the share capital of Gyroscope Therapeutics Limited, Gyroscope Therapeutics Holdings plc will transfer the entire issued share capital of Gyroscope Therapeutics Limited to Gyroscope Holdings (UK) Limited in exchange for the issue of shares in Gyroscope Holdings (UK) Limited. As a result, Gyroscope Therapeutics Limited will become a wholly owned subsidiary of Gyroscope Holdings (UK) Limited, which, in turn, will be a wholly owned subsidiary of Gyroscope Therapeutics Holdings plc.

Reduction of capital of Gyroscope Holdings (UK) Limited and Gyroscope Therapeutics Limited

Gyroscope Holdings (UK) Limited and Gyroscope Therapeutics Limited will reduce their issued share capital pursuant to Chapter 10 of Part 17 of the Companies Act by way of reduction in the nominal value of shares issued and outstanding and/or reduction of the amounts credited to each company’s share premium account or other permitted undistributable reserves. Any such reduction of capital will be credited to each company’s reserves that are available for distribution.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2020 on:

•	an actual basis;

•

a pro forma basis to give effect to (i) our corporate reorganization as described under “Corporate Reorganization” and (ii) the consummation of the Series C Financing and our receipt of net proceeds therefrom; and

•

a pro forma as adjusted basis to give effect to (i) our corporate reorganization as described under “Corporate Reorganization,” (ii) the consummation of the Series C Financing and our receipt of net proceeds therefrom and (iii) the sale of                  ADSs in this offering.

The pro forma as adjusted calculations assume an initial public offering price of $                 per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

You should read this information together with our audited financial statements and related notes appearing elsewhere in this prospectus and the information set forth under the sections titled “Presentation of Financial and Other Information,” “Selected Financial and Other Information,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2020
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands except share and per share data)
Cash and cash equivalents	$20,915	$142,510	$

Shareholders’ equity:
Preferred shares, nominal value £0.00001 per share; shares authorized, shares issued and outstanding, actual; shares authorized, issued and outstanding, pro forma; shares authorized, issued and outstanding, pro forma as adjusted	1	—
Ordinary shares, nominal value £0.00001 per share; shares authorized, shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	—	1
Additional paid-in capital	112,682	265,527
Accumulated other comprehensive loss	(874)	(874)
Accumulated deficit	(108,805)	(114,627)

Total shareholders’ equity	3,004	150,027

Total capitalization	$3,004	$150,027	$

(1)

Each $1.00 increase or decrease in the assumed initial public offering price of $                 per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted amount of each of cash, total shareholders’ equity and total capitalization by $                 million, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions. We may also increase or decrease the number of ADSs we are offering. An increase or decrease of 1,000,000 in the number of ADSs offered by us, as set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted amount of each of cash, total shareholders’ equity and total capitalization by $ million, assuming no change in the assumed initial public offering price per ADS and after deducting underwriting discounts and commissions.

The number of ordinary shares outstanding on a pro forma as adjusted basis in the table above excludes:

•	5,366,992 ordinary shares issuable upon the exercise of options outstanding as of December 31, 2020;

•	ordinary shares issuable upon the exercise of options outstanding after December 31, 2020;

•	ordinary shares authorized for future issuance under the 2021 Equity Incentive Plan to be adopted in connection with this offering; and

•	ordinary shares authorized for future issuance under the 2021 ESPP to be adopted in connection with this offering.

DILUTION

If you invest in our ADSs in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per ADS in this offering and the pro forma as adjusted net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ADS is substantially in excess of the net tangible book value per ADS. As of December 31, 2020, we had a historical net tangible book value of $            , or $             per ordinary share (equivalent to $             per ADS). Our net tangible book value per share represents the amount of our total assets less our total liabilities, excluding goodwill and other intangible assets, divided by the total number of ordinary shares outstanding at December 31, 2020.

After giving effect to our corporate reorganization as described under “Corporate Reorganization” (including the approximately 1 for              reverse split of all our ordinary shares prior to completion of this offering) and the Series C Financing, our pro forma net tangible book value at December 31, 2020 would have been $             per ordinary share (equivalent to $             per ADS). After giving further effect to the sale of                  ADSs in this offering at an assumed initial public offering price of $             per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at December 31, 2020 would have been $             per ordinary share (equivalent to $             per ADS). This represents an immediate increase in pro forma as adjusted net tangible book value of $             per ADS to existing investors and immediate dilution of $             per ADS to new investors. The following table illustrates this dilution to new investors purchasing ADSs in this offering on a per ADS basis:

Assumed initial public offering price per ADS		$
Historical net tangible book value per ADS as of December 31, 2020	$
Increase in net tangible book value per ADS attributable to our corporate reorganization and the Series C Financing
Pro forma net tangible book value per ADS as of December 31, 2020
Increase in net tangible book value per ADS attributable this offering
Pro forma as adjusted net tangible book value per ADS as of December 31, 2020

Dilution per ADS to new investors purchasing ADSs in this offering		$

The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $             per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease our pro forma as adjusted net tangible book value as of December 31, 2020 after this offering by $             per ADS, and would increase or decrease dilution to new investors by $             per ADS, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of ADSs we are offering. An increase of 1,000,000 in the number of ADSs we are offering would increase our pro forma as adjusted net tangible book value as of December 31, 2020 after this offering by $             per ADS, and would decrease dilution to new investors by $             per ADS, assuming the assumed initial public offering price per ADS remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. A decrease of 1,000,000 in the number of ADSs we are offering would decrease our pro forma as adjusted net tangible book value as of December 31, 2020 after this offering by $             per ADS, and would increase dilution to new investors by $             per ADS, assuming the assumed initial public offering price per ADS remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional ADSs in full, the pro forma as adjusted net tangible book value per ADS after the offering would be $            , the increase in net tangible book value per ADS to existing shareholders would be $             and the immediate dilution in net tangible book value per ADS to new investors in this offering would be $            .

The following table summarizes, on the pro forma as adjusted basis described above as of December 31, 2020, the differences between the existing shareholders and the new investors in this offering with respect to the number of ordinary shares, including ordinary shares represented by ADSs purchased from us, the total consideration paid to us and the average price per share, including ordinary shares represented by ADSs, based on an assumed initial public offering price of $             per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Ordinary Shares Purchased from Us(1)			Total Consideration			Average Price per Ordinary Share
	Number	Percent		Amount	Percent
Existing shareholders			%	$		%	$
New investors							$

Total		100%		$	100%

(1)	Including ordinary shares underlying ADSs.

Each $1.00 increase or decrease in the assumed initial public offering price of $             per ADS, which is the midpoint of the price range on the cover page of this prospectus, would increase or decrease the total consideration paid by new investors by $             million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by percentage points, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of ADSs we are offering. An increase or decrease of 1,000,000 in the number of ADSs offered by us, as set forth on the cover page of this prospectus, would increase or decrease the total consideration paid by new investors by $             million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by percentage points, assuming no change in the assumed initial public offering price per ADS.

If the underwriters exercise their option to purchase additional ADSs in full, the percentage of ordinary shares held by existing shareholders will decrease to     % of the total number of ordinary shares outstanding after the offering, and the number of shares held by new investors will be increased to                , or     % of the total number of ordinary shares outstanding after this offering.

The table and discussion above exclude:

•	5,366,992 ordinary shares issuable upon the exercise of options outstanding as of December 31, 2020;

•	ordinary shares issuable upon the exercise of options outstanding after December 31, 2020;

•	ordinary shares authorized for future issuance under the 2021 Equity Incentive Plan to be adopted in connection with this offering; and

•	ordinary shares authorized for future issuance under the 2021 ESPP to be adopted in connection with this offering.

We also may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities may result in further dilution to our shareholders.

SELECTED FINANCIAL AND OTHER INFORMATION

The following tables present our selected financial data as of the dates and for the periods indicated. We derived the selected consolidated statements of operations and comprehensive loss data for the fiscal year ended January 31, 2020 and the fiscal year ended December 31, 2020 and the selected consolidated balance sheet data as of January 31, 2020 and December 31, 2020 from our audited financial statements included elsewhere in this prospectus. Commencing with the fiscal year ended December 31, 2020, we have modified our fiscal year to end on December 31. Accordingly, our historical results for the fiscal year ended January 31, 2020 are not directly comparable to the fiscal year ended December 31, 2020, for which we had an 11-month fiscal year. We prepare our financial statements in accordance with U.S. GAAP.

Our historical results are not necessarily indicative of our future results. You should read this data together with our financial statements and related notes appearing elsewhere in this prospectus and the information under the sections titled “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We maintain the financial statements of each entity within the group in its local currency, which is also the entity’s functional currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Exchange gains or losses arising from foreign currency transactions are included in other expense, net in the consolidated statement of comprehensive loss.

For financial reporting purposes our financial statements have been presented in U.S. dollars, the reporting currency. The financial statements of entities are translated from their functional currency into the reporting currency as follows: assets and liabilities are translated at the exchange rates at the balance sheet dates, revenue and expenses are translated at the average exchange rates and shareholders’ equity is translated based on historical exchange rates. Translation adjustments are not included in determining net loss but are included as a foreign exchange adjustment to other comprehensive loss, a component of shareholders’ equity.

	Fiscal Year Ended January 31, 2020	Fiscal Year Ended December 31, 2020
	(in thousands, except for share and per share data)
Consolidated Statements of Operations and Comprehensive Loss Data:
Revenue	$2,966	$864
Cost of revenue	1,053	112

Gross profit	1,913	752
Operating expenses:
Research and development	24,844	41,307
General and administrative	16,998	24,389

Total operating expenses	41,842	65,696

Loss from operations	(39,929)	(64,944)

Other income (expense), net:
Other expense, net	(144)	825
Interest expense, net	(9)	(174)
Benefit from R&D tax credit	6,264	10,857

Total other income, net	6,111	11,508

Loss before income taxes	(33,818)	(53,436)
Income tax benefit	283	264

	Fiscal Year Ended January 31, 2020	Fiscal Year Ended December 31, 2020
	(in thousands, except for share and per share data)
Net loss	$(33,535)	$(53,172)

Other comprehensive income (loss)
Foreign exchange translation adjustment	1,956	(1,965)

Total comprehensive loss attributable to ordinary shareholders—basic and diluted	$(31,579)	$(55,137)

Net loss per share attributable to ordinary shareholders—basic and diluted	$(12.89)	$(11.15)

Weighted average ordinary shares outstanding—basic and diluted	2,602,516	4,767,392

	As of January 31, 2020	As of December 31, 2020
	(in thousands)
Consolidated Balance Sheets Data:
Cash and cash equivalents	$12,640	$20,915
Working capital(1)	14,144	(6,644)
Total assets	29,955	48,387
Total liabilities	8,258	45,383
Total stockholders’ equity	21,697	3,004

(1)	We define working capital as current assets less current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and related notes appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business and our expectations with respect to liquidity and capital resources, includes forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, those risks and uncertainties described in “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in this prospectus. Our actual results could differ materially from the results described in or implied by these forward-looking statements.

On December 17, 2020, Gyroscope Therapeutics Holdings Limited was incorporated under the laws of England and Wales to become the ultimate holding company for Gyroscope Therapeutics Limited pursuant to our corporate reorganization. See “Corporate Reorganization.” Prior to this offering, Gyroscope Therapeutics Holdings Limited has only engaged in activities incidental to its formation, the corporate reorganization and this offering. Accordingly, a discussion and analysis of the results of operations and financial condition of Gyroscope Therapeutics Holdings Limited for the period of its operations prior to the corporate reorganization would not be meaningful and are not presented. Following the corporate reorganization, the historical consolidated financial statements of Gyroscope Therapeutics Holdings plc will be retrospectively adjusted to include the historical financial results of Gyroscope Therapeutics Limited for all periods presented.

Overview

We are a global clinical-stage gene therapy company developing gene therapy beyond rare diseases. Our mission is to preserve sight and fight the devastating impact of blindness. Our science is grounded in the genetic understanding of patients with serious eye diseases to make medicines designed to have a meaningful impact. Our initial focus is age-related macular degeneration, or AMD, one of the leading causes of irreversible blindness, affecting more than 196 million people worldwide. We are developing a differentiated pipeline of recombinant adeno-associated virus, or rAAV, gene therapy candidates targeting genetic variants in the complement pathway that we believe to be key drivers of AMD. Our investigational gene therapies are designed as one-time treatments. Our lead investigational gene therapy, GT005, is advancing in an ongoing Phase I/II clinical trial and is being evaluated in Phase II clinical trials in two different genetically defined patient populations with geographic atrophy, or GA, an advanced form of dry AMD. We have received Fast Track designation from the U.S. Food and Drug Administration, or the FDA, for GT005 for the treatment of GA secondary to AMD.

Genetically-defined therapeutics have been successfully developed for rare inherited diseases of the eye. However, unlike other disease areas such as oncology, ophthalmology has yet to experience the proliferation of treatments specifically tailored towards a person’s genetics. We are aiming to change this with development of our gene therapies, as we believe one-time gene therapies could fundamentally change the way people suffering vision loss are treated and the outcomes they achieve. We have assembled a world-class team that has deep expertise in genetics, gene therapy, the complement system and ophthalmology, and have established the critical operations that we believe are required to deliver medicines to patients, including research, clinical development, scalable manufacturing and delivery technology. By bringing together the right people with the right expertise focusing on the right challenge, we aim to deliver on our promise to patients: Vision for Life.

Our initial focus is AMD, which causes progressive and permanent vision impairment leaving many people not only with devastating vision loss, but also loss of their independence as they lose the ability to read, drive or even recognize the faces of loved ones. There are two forms of AMD known respectively as dry AMD and wet AMD, with dry AMD representing 85-90% of the 196 million global AMD cases.

Since our inception in April 2016, we have devoted substantially all of our resources to conducting preclinical studies and clinical trials, organizing and staffing our company, planning our business initiatives, raising capital and establishing our intellectual property portfolio. Our Orbit SDS device has been cleared for commercial use, but we do not have any gene therapies or other products approved for sale. We have funded our operations to date primarily with proceeds from the sale of preferred shares and convertible loan notes. Through December 31, 2020, after giving effect to the consummation of the Series C Financing and our receipt of proceeds therefrom, we had received cash proceeds of $259.3 million from sales of our preferred shares and convertible loan notes.

We have incurred operating losses since inception, including a net loss of $33.5 million and $53.2 million for the fiscal year ended January 31, 2020 and the fiscal year ended December 31, 2020 respectively. As of January 31, 2020 and December 31, 2020, we had an accumulated deficit of $55.6 million and $108.8 million, respectively. These losses have resulted primarily from costs incurred in connection with research and development activities and general and administrative costs associated with our operations. We expect to continue to incur significant expenses and recurring increasing operating losses for the foreseeable future as we advance our investigational gene therapies through preclinical and clinical development, seek regulatory approval and pursue commercialization of any approved investigational gene therapies. Our operating losses stem primarily from our internal R&D activities, and they will continue to increase with our growth initiatives as we increase our headcount and progress our investigational gene therapies through clinical trials. Furthermore, following the closing of this offering, we expect to incur additional costs associated with operating as a public company, including significant legal, accounting, investor relations and other expenses that we did not incur as a private company. As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through the sale of equity, debt financings or other capital sources, including potential collaborations with other companies or other strategic transactions. Our inability to raise capital as and when needed could have a negative impact on our financial condition and ability to pursue our business strategies. There can be no assurances, however, that the current operating plan will be achieved or that additional funding will be available on terms acceptable to us, or at all.

We expect that our cash and cash equivalents of $20.9 million as of December 31, 2020, together with the net proceeds of $146.6 million from the Series C Financing that closed in March 2021 and with the expected net proceeds from this offering, will enable us to fund our operating expenses and capital expenditure requirements through                 . See “—Liquidity and Capital Resources—Funding Requirements” below.

The development of our investigational gene therapies could be disrupted and materially adversely affected in the future by a pandemic, epidemic or outbreak of an infectious disease, such as the recent COVID-19 pandemic. The spread of COVID-19 has impacted the global economy and has impacted our operations, including the interruption of our preclinical and clinical trial activities and potential interruption to our supply chain. For example, the COVID-19 pandemic has delayed enrollment in the first half of 2020 for our ongoing Phase I/II and Phase II clinical trials for GT005. If the disruption due to the COVID-19 pandemic continues, our additional planned Phase II clinical trial for GT005 also could be delayed due to government orders and site policies on account of the pandemic, and some patients may be unwilling or unable to travel to study sites for treatment or follow-up visits, enroll in our trials or be unable to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services, which would delay our ability to conduct preclinical studies and clinical trials or release clinical trial results and could delay our ability to obtain regulatory approval and commercialize our investigational gene therapies. In addition, as a result of the recent U.S. government-mandated COVID-19 vaccine development and production orders related to Operation Warp Speed, we may experience delays in the testing, development and manufacturing of our investigational gene therapies due to the potentially restricted capacity of our third-party service providers. Furthermore, COVID-19 could affect our employees or the employees of research sites and service providers on whom we rely as well as those of companies with which we do business, including our suppliers and CMOs, thereby disrupting our business operations. Quarantines and travel restrictions imposed by governments in the jurisdictions in which we and the companies with which we do business operate could materially impact the ability of employees to access preclinical and clinical sites, laboratories, manufacturing sites and offices. We have implemented work-at-home policies or new working practices requirements for laboratory and facility employees who continue to work on site, and may experience limitations in employee resources. Our increased reliance on personnel working from home may negatively impact productivity, or disrupt, delay, or otherwise adversely impact our business.

We are still assessing our business plans and the impact the COVID-19 pandemic may have on our ability to advance the testing, development and manufacturing of our investigational gene therapies, including as a result of adverse impacts on the research sites, service providers, vendors, or suppliers on whom we rely, or to raise financing to support the development of our investigational gene therapies. We cannot presently predict the scope and severity of any potential business shutdowns or disruptions, but if we or any of the third parties on whom we rely or with whom we conduct business, were to experience shutdowns or other business disruptions, our ability to conduct our business in the manner and on the timelines presently planned could be materially and adversely impacted.

Change in fiscal year

Commencing with the fiscal year ended December 31, 2020, we have modified our fiscal year to end on December 31. Accordingly, our historical results for the fiscal year ended January 31, 2020 are not directly comparable to the fiscal year ended December 31, 2020, for which we had an 11-month fiscal year. We have included in this prospectus our audited consolidated financial statements at and for the fiscal year ended January 31, 2020 and fiscal year ended December 31, 2020 prepared in accordance with U.S. GAAP.

Foreign Currency Translation

We maintain the financial statements of each entity within the group in its functional currency. The majority of our expenses are incurred in pounds sterling, and the majority of our cash and cash equivalents are held in a combination of pounds sterling and US dollars. Monetary assets and liabilities denominated in currencies other than the reporting currency are translated into the reporting currency at rates of exchange prevailing at the balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are translated into the reporting currency at the exchange rates prevailing at the date of the transaction. Exchange gains or losses arising from foreign currency transactions are included in other expense, net in the consolidated statement of operations and comprehensive loss.

For financial reporting purposes, the financial statements have been translated into the U.S. dollar. Assets and liabilities are translated at the exchange rates at the balance sheet date, revenue and expenses are translated at the average exchange rates and shareholders’ equity is translated based on historical exchange rates.

Translation adjustments are not included in determining net loss but are included as a foreign exchange translation adjustment to other comprehensive loss, a component of shareholders’ equity.

Components of Our Results of Operations

Revenue

Revenues are primarily derived from license of Orbit SDS technology, products and related services which is recognized over the term of the license with product sales and training services recognized as they are delivered and incurred respectively. License fees are billed in advance and recorded as deferred revenue. Deferred revenue represents consideration received for which services have yet to be provided.

Cost of Revenue

Cost of revenue primarily consists of direct material costs and personnel costs such as training expenses, travel and meals.

Gross Profit

Our gross profit consists of revenue less cost of revenue.

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of costs incurred in connection with the research and development of investigational gene therapies and medical devices, Research and development expenses consist of:

•

expenses incurred under agreements with contract research organizations, or CROs, contract manufacturing organizations, or CMOs, as well as investigative sites and consultants that conduct our clinical trials, preclinical studies and other scientific development services;

•	manufacturing development and scale-up expenses and the cost of manufacturing preclinical and clinical materials;

•	expenses to acquire technologies to be used in research and development;

•	employee-related expenses, including salaries, related benefits, travel and share-based compensation expense for employees engaged in research and development functions;

•	costs of outside consultants, including their fees, share-based compensation and related travel expenses;

•	the costs of laboratory supplies and acquiring, developing and manufacturing preclinical study and clinical trial materials;

•	costs related to compliance with regulatory requirements;

•	lab facility-related expenses, which include direct depreciation costs and allocated expenses for rent and maintenance of facilities and other operating costs; and

We expense research and development costs as incurred. We recognize external development costs based on an evaluation of the progress to completion of specific tasks using information provided to us by our service providers. Payments for these activities are based on the terms of the individual agreements, which may differ from the pattern of costs incurred, and are reflected in our consolidated financial statements as a prepaid expense or accrued research and development expenses.

Our direct research and development expenses consist primarily of external costs, such as fees paid to outside consultants, CROs and CMOs in connection with our preclinical development, manufacturing and clinical development activities. License fees and other costs incurred after an investigational gene therapy has been selected that are directly related to an investigational gene therapy are also included in direct research and development expenses for that program. License fees and other costs incurred prior to designating an investigational gene therapy are included in other R&D expense. We use internal resources primarily to oversee the research and discovery as well as to manage our preclinical development, process development, manufacturing and clinical development activities. These employees work across multiple programs and, therefore, we do not track their costs by program.

Research and development activities are central to our business model. Investigational gene therapies in later stages of clinical development generally have higher development costs and resources than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials and related product manufacturing expenses. As a result, we expect that our research and development expenses will continue to increase over the next several years as we (i) continue the clinical development and seek to obtain marketing approval for our lead investigational gene therapy GT005; (ii) initiate additional clinical trials for our investigational gene therapies, including GT005; (iii) improve the efficiency and scalability of our manufacturing processes and supply chain; and (iv) build our in-house process development, analytical and manufacturing capabilities and continue to discover and develop additional investigational gene therapies, increase personnel costs and prepare for regulatory filings related to our investigational gene therapies. We also expect to incur additional expenses related to milestone, royalty payments and maintenance fees payable to third parties with whom we have entered into license agreements to acquire the rights related to our product candidates.

The successful development and commercialization of our investigational gene therapies is highly uncertain. This is due to the numerous risks and uncertainties associated with development and commercialization, including the following:

•	completing research and preclinical development of our investigational gene therapies and identifying new gene therapy investigational gene therapies;

•	establishing an appropriate safety profile with IND- and CTA, or clinical trial application enabling studies;

•	successful patient identification and enrollment in, and the initiation and completion of, clinical trials;

•	the timing, receipt and terms of any marketing approvals from applicable regulatory authorities and adequate reimbursement and market access from third-party payors;

•	our ability to establish in-house commercial manufacturing capabilities and maintaining suitable arrangements with third-party manufacturers for our investigational gene therapies;

•	obtaining, maintaining, defending and enforcing patent claims and other intellectual property rights;

•	defending against third-party infringement, misappropriation or other violation of intellectual property rights claims;

•	significant and changing government regulation;

•	launching commercial sales of our investigational gene therapies, if and when approved, whether alone or in collaboration with others; and

•	maintaining a continued acceptable efficacy and safety profile of the gene therapies following approval.

A change in the outcome of any of these variables with respect to the development of our investigational gene therapies in preclinical and clinical development could mean a significant change in the costs and timing associated with the development of these investigational gene therapies. For example, if the FDA, MHRA, EMA or another regulatory authority were to delay our planned start of clinical trials or require us to conduct clinical trials or other testing beyond those that we currently expect, or if we experience significant delays in enrollment in any of our ongoing or planned clinical trials, we could be required to commit significant additional financial resources and time on the completion of clinical development of that investigational gene therapy.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related benefits, share-based compensation expense, travel and other expenses incurred by personnel in executive, finance and administrative functions. These expenses include professional fees for legal, consulting, accounting and audit services. We anticipate that our general and administrative expenses will increase in the future as we increase our headcount to support our continued research activities and development of our investigational gene therapies.

We also anticipate we will continue to incur increased accounting, audit, legal, regulatory, compliance, director and officer insurance costs as well as investor and public relations expenses associated with being a public company. Additionally, if and when we believe a regulatory approval of an investigational gene therapy appears likely, we anticipate an increase in payroll and expense as a result of our preparation for commercial operations, especially as it relates to the sales and marketing of our investigational gene therapy.

Total other income (expense), net

Other expense, net

Other expense, net consists primarily of realized and unrealized foreign currency transaction gains and losses.

Interest (expense) income, net

Interest (expense) income, net consists of interest expense related to convertible notes payable that were outstanding during the fiscal year ended January 31, 2020 and the fiscal year ended December 31, 2020.

Benefit from Research and Development Tax Credit

Benefit from research and development, or R&D, tax credit, consists of the research and development tax credit received in the United Kingdom, which is recorded within other income, net. The UK research and development tax credit, as described below, is fully refundable to us and is not dependent on current or future taxable income. As a result, we have recorded the entire benefit from the UK research and development tax credit as a benefit which is included in our net loss before income tax and accordingly, not reflected as part of the income tax provision. If, in the future, any UK R&D tax credits generated are needed to offset a corporate income tax liability in the United Kingdom, that portion would be recorded as a benefit within the income tax provision and any refundable portion not dependent on taxable income would continue to be recorded within other income, net.

As a company that carries out extensive research and development activities, we seek to benefit from one of two UK R&D tax credit cash rebate regimes: Small and Medium Enterprise, or SME, Program and the Research and Development Expenditure Credit, or RDEC, Program. Qualifying expenditures largely comprise employment costs for research staff, consumables and certain internal overhead costs incurred as part of research projects for which we do not receive income.

Under the SME regime, we are able to surrender some of our losses that arise from qualifying research and development activities for a cash rebate of up to 33.35% of such expenditures. The net tax benefit of the RDEC is expected to be 10.26% for the fiscal year ended December 31, 2020. We meet the conditions of the SME regime, but also can make claims under the RDEC regime to the extent that our projects are grant funded. Qualifying expenditures largely comprise employment costs for research staff, consumables, outsourced contract research organization costs and utilities costs incurred as part of research projects. Certain subcontracted qualifying research and development expenditures are eligible for a cash rebate of up to 21.67%. A large portion of costs relating to research and development, clinical trials and manufacturing activities are eligible for inclusion within these tax credit cash rebate claims.

The UK Government has released draft legislation to introduce a cap on the amount of the payable credit that a qualifying loss-making SME business can receive through R&D relief in any one year. The cap would be applied to restrict payable credit claims in excess of £20,000 with effect for accounting periods beginning on or after April 2021 by reference to, broadly, three times the total employee payroll tax and social security liabilities of the company. The draft legislation also contains an exemption which prevents the cap from applying. That exemption requires the company to be creating, or taking steps to create, intellectual property as well as having research and development expenditure in respect of connected parties which does not exceed 15% of the total claimed. We do not expect this legislation if adopted to have a material impact on its payable credit claims based on amounts currently claimed.

Income tax benefit (expense)

We are subject to corporate taxation in the United States and the United Kingdom. We have generated losses since inception and have therefore not paid U.S. or U.K. corporation tax.

Unsurrendered UK losses may be carried forward indefinitely to be offset against future taxable profits, subject to numerous utilization criteria and restrictions. The amount that can be offset each year is limited to £5.0 million plus an incremental 50% of UK taxable profits. After accounting for tax credits receivable, we had accumulated tax losses for carry forward in the United Kingdom of $43.8 million and $80.4 million as of January 31, 2020 and December 31, 2020, respectively.

Results of Operations

Comparison of the Fiscal Year Ended January 31, 2020 and the Fiscal Year Ended December 31, 2020

The following table summarizes our results of operations for the fiscal year ended January 31, 2020 (a 12-month period) and the fiscal year ended December 31, 2020 (an 11-month period):

	Fiscal Year Ended January 31, 2020	Fiscal Year Ended December 31, 2020	$ Change
	(in thousands, except for share and per share data)
Revenue:
Revenue	$2,966	$864	$(2,102)
Cost of revenue	1,053	112	(941)

Gross profit	1,913	752	(1,161)
Operating expenses:
Research and development	24,844	41,307	16,463
General and administrative	16,998	24,389	7,391

Total operating expenses	41,842	65,696	23,854

Loss from operations	(39,929)	(64,944)	(25,015)

Other income (expense), net:
Other expense, net	(144)	825	969
Interest expense, net	(9)	(174)	(165)
Benefit from R&D tax credit	6,264	10,857	4,593

Total other income, net	6,111	11,508	5,397

Loss before income taxes	(33,818)	(53,436)	(19,618)
Income tax benefit	283	264	(19)

Net loss	$(33,535)	$(53,172)	$(19,637)

Revenue

Revenue decreased by $2.1 million for the fiscal year ended December 31, 2020 compared to the fiscal year ended January 31, 2020. This decrease was primarily driven by the expiration of a contract with one of our customers during the fiscal year ended December 31, 2020 where a majority of the revenue was recognized during the fiscal year ended January 31, 2020.

Cost of revenue

Cost of revenue decreased by $0.9 million for the fiscal year ended December 31, 2020 compared to the fiscal year ended January 31, 2020. This decrease was primarily driven by the expiration of a contract with one of our customers during the fiscal year ended December 31, 2020 where a majority of the cost of revenue was incurred during the fiscal year ended January 31, 2020.

Research and development expenses

Research and development expenses were $41.3 million for the fiscal year ended December 31, 2020 compared to $24.8 million for the fiscal year ended January 31, 2020, representing an increase of $16.5 million. The increase was primarily due to (i) a $9.7 million increase in R&D spending for GT005, specifically related to our ongoing Phase I/II FOCUS clinical trial, plus the initiation of our Phase II EXPLORE and HORIZON clinical trials, (ii) an increase of $2.1 million related to other programs such as GT011 and other R&D projects which are still in discovery with multiple ongoing internal efforts and (iii) a $4.7 million increase in personnel-related expenses, including share-based compensation due to increased headcount to support our development initiatives.

We expect these costs to increase in the near future, consistent with our plan to advance our pipeline assets through clinical development.

General and administrative expenses

General and administrative expenses were $24.4 million for the fiscal year ended December 31, 2020 compared to $17.0 million for the fiscal year ended January 31, 2020, representing an increase of $7.4 million. The increase was primarily due to (i) a $2.9 million increase in personnel-related expenses, including share-based compensation due to an increase in headcount to support our growth initiatives, (ii) a $2.4 million increase in legal and professional fees mainly driven by our preparation of becoming a publicly traded company, (iii) a $0.9 million increase in facility expenses which was driven by us entering into a new office lease, and (iv) a $1.2 million increase in other general and administrative expenses.

We expect these costs to increase in the near future, consistent with our plans to support the company’s growth, including to advance our pipeline and fulfill the requirements of a public company.

Total other income, net

Total other income, net increased by $5.4 million for the fiscal year ended December 31, 2020 compared to the fiscal year ended January 31, 2020. This increase was primarily due to a $4.6 million change in the benefit from R&D tax credit. This increase was offset by a $0.2 million decrease in interest expense.

Liquidity and Capital Resources

Since our inception, we have funded our operations to date primarily with proceeds from the sale of our series A, B and C preferred shares and convertible loan notes. To date, we have received net proceeds of $35.9 million, $63.8 million and $146.6 million related to sale of our series A, series B and series C preferred shares (including from conversion of previously sold convertible loan notes), respectively.

As of January 31, 2020 and December 31, 2020, we had cash and cash equivalents of $12.6 million and $20.9 million, respectively. Based on our current operational plans and assumptions, we expect that the net proceeds from this offering, including the net proceeds from the Series C Financing, will be sufficient to fund our anticipated operations through                 .

We currently have no ongoing material financing commitments, such as lines of credit or guarantees, that are expected to affect our liquidity over the next five years, other than our lease obligations described below. We expect that our cash and cash equivalents, together with the net proceeds of the Series C Financing that closed in March 2021 and the expected net proceeds from the offering, will be sufficient to fund our operating expenses and capital expenditure requirements through                 . We may be required to seek additional equity or debt financing in the future.

Cash Flows

The following table summarizes our cash flows for the fiscal year ended January 31, 2020 and the fiscal year ended December 31, 2020:

	Fiscal Year Ended January 31, 2020	Fiscal Year Ended December 31, 2020
	(in thousands)
Net cash used in operating activities	$(35,381)	$(48,227)
Net cash used in investing activities	(3,331)	(2,828)
Net cash provided by financing activities	41,635	60,682
Effect of exchange rate changes on cash and cash equivalents	1,585	(1,352)

Net increase in cash and cash equivalents	$4,508	$8,275

Net Cash Used in Operating Activities

For the fiscal year ended December 31, 2020, net cash used in operating activities was $48.2 million. The $48.2 million of cash used in operating activities funded our net loss of $53.2 million adjusted for non-cash charges of $2.2 million, which consisted $1.2 million of depreciation and amortization, $0.8 million of stock compensation expense and, $0.2 million of loss on disposal of property and equipment. There was also a net increase of $2.8 million in our net operating assets and liabilities.

For the fiscal year ended January 31, 2020, net cash used in operating activities was $35.4 million. The $35.4 million of cash used in operating activities funded our net loss of $33.5 million adjusted for non-cash charges of $0.6 million of stock compensation expense and $0.9 million of depreciation and amortization expense, and a net decrease of $3.4 million in our net operating assets and liabilities.

Net Cash Used in Investing Activities

During the fiscal year ended December 31, 2020, net cash used in investing activities was $2.8 million, primarily driven by our purchases of property and equipment of $2.8 million.

During the fiscal year ended January 31, 2020, net cash used in investing activities was $3.3 million, primarily driven by our purchases of property and equipment and payments related to the acquisition of intangible assets.

Net Cash Provided by Financing Activities

During the fiscal year ended December 31, 2020, net cash provided by financing activities was $60.7 million, consisted of net cash proceeds from our sale and issuance of series B preferred shares of $35.7 million and our issuance of a convertible loan note of $25.0 million.

During the fiscal year ended January 31, 2020, net cash provided by financing activities was $41.6 million, consisting of net cash proceeds from our sale and issuance of series A preferred shares and series B preferred shares of $41.9 million less $0.3 million of principal payment of the loan note.

Funding Requirements

We expect our expenses to increase substantially in connection with our ongoing and planned activities, particularly as we advance the preclinical activities, manufacturing and clinical trials of our investigational gene therapies. In addition, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company, including significant legal, accounting, investor relations and other expenses that we did not incur as a private company. Our expenses will also increase as we:

•

continue research and development of our investigational gene therapies, including our ongoing clinical trials including our ongoing SCOPE natural history study, our ongoing FOCUS Phase I/II open label study of GT005, our two ongoing EXPLORE and HORIZON Phase II clinical trials and our planned ORACLE long-term follow up study;

•	conduct IND and CTA-enabling studies for our preclinical gene therapy programs, GT011 and our bicistronic program;

•	initiate additional clinical trials and preclinical studies for our other investigational gene therapies;

•	seek to identify and develop, acquire or in-license additional investigational gene therapies;

•	develop the necessary processes, controls and manufacturing data to obtain marketing approval for our investigational gene therapies and to support manufacturing on a commercial scale;

•	develop plans to establish and operate an in-house manufacturing facility;

•	continue development of Orbit SDS and other medical devices and delivery systems;

•	seek regulatory approvals for any investigational gene therapies that successfully complete clinical trials, if any;

•	transition to a commercial stage gene-therapy company, if and when our investigational gene therapies are approved;

•

hire and retain additional personnel, such as non-clinical, clinical, pharmacovigilance, quality assurance, regulatory affairs, manufacturing, distribution, legal, compliance, medical affairs, finance, general and administrative, commercial and scientific personnel;

•	develop, maintain, expand, protect and enforce our intellectual property portfolio; and

•	transition our organization to being a public company.

In addition, the Sarbanes-Oxley Act of 2002, as well as rules adopted by the SEC and the Nasdaq Stock Market LLC, or Nasdaq, requires public companies to implement specified corporate governance practices that are currently not applicable to us as a private company. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, we will first be required to furnish a report by our management on our internal control over financial reporting for the fiscal year ending December 31, 2022. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. We expect these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

We expect that our cash and cash equivalents of $20.9 million as of December 31, 2020, together with the net proceeds of $146.6 million from the Series C Financing that closed in March 2021 and the estimated net proceeds from this offering, will enable us to fund our operating expenses and capital expenditure requirements through                 . We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect. As we progress with our development programs and the regulatory review process, we expect to incur significant commercialization expenses related to product manufacturing, pre-commercial activities and commercialization.

Because of the numerous risks and uncertainties associated with research, development and commercialization of investigational gene therapies and programs, we are unable to estimate the exact amount of our working capital requirements. Our future funding requirements will depend on and could increase significantly as a result of many factors, including:

•	the scope, progress, results and costs of drug discovery, laboratory testing, preclinical and clinical development for our current and future investigational gene therapies;

•	the costs, timing and outcome of regulatory review of our investigational gene therapies;

•	our ability to establish and maintain collaborations and license agreements on favorable terms, if at all;

•	our ability to enroll clinical trials in a timely manner and to quickly resolve any delays or clinical holds that may be imposed on our development programs;

•	timing delays with respect to preclinical and clinical development of our current and future investigational gene therapies, including as result of the COVID-19 pandemic;

•	the costs of expanding our facilities to accommodate our expected growth in personnel;

•

the costs, timing and outcome of potential future commercialization activities, including manufacturing, marketing, sales and distribution for our investigational gene therapies for which we receive marketing approval;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

•	the extent to which we acquire technologies;

•	the sales price and availability of adequate third-party coverage and reimbursement for our investigational gene therapies, if and when approved; and

•	the costs of operating as a public company.

Until such time, if ever, that we can generate product revenue sufficient to achieve profitability, we expect to finance our cash needs through equity offerings, debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity, current ownership interests will be diluted. If we raise additional funds through government or third-party funding, collaboration agreements, strategic alliances, licensing arrangements or marketing and distribution arrangements, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or investigational gene therapies or grant licenses on terms that may not be favorable to us. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we are unable to raise additional funds when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market products or investigational gene therapies that we would otherwise prefer to develop and market ourselves.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations as of December 31, 2020, and the effects that such obligations are expected to have on our liquidity and cash flows in future periods:

	Payments Due by Period
	Total	2021	2022 through 2023	2024 through 2025	2026 and after
	(in thousands)
Operating lease commitments	$14,521	$2,251	$5,051	$4,793	$2,426

Total	$14,521	$2,251	$5,051	$4,793	$2,426

As further discussed in Note 2 to our consolidated financial statements appearing at the end of this prospectus, we have not yet adopted ASU No. 2016-02 (Topic 842), Leases, and in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP, the obligations listed above relate to expenses associated with future periods that are not currently reflected in our consolidated balance sheets.

We enter into contracts in the normal course of business with CROs and other third-party vendors for clinical trials, clinical and commercial supply manufacturing, support for pre-commercial activities, research and development activities and other services and products for our operations.

We may incur potential contingent payments upon our achievement of clinical, regulatory and commercial milestones, as applicable, or that we may be required to make royalty payments under license agreements we have entered into with various entities pursuant to which we have in-licensed certain intellectual property. Due to the uncertainty of the achievement and timing of the events requiring payment under these agreements, the amounts to be paid by us are not fixed or determinable at this time and have not been included in the table above.

Critical Accounting Policies and Significant Judgments and Estimates

Our consolidated financial statements are prepared in accordance with U.S. GAAP. The preparation of our consolidated financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, costs and expenses, and the disclosure of contingent assets and liabilities in our consolidated financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 2 to our consolidated financial statements appearing at the end of this prospectus, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our consolidated financial statements.

Accrued Research and Development Expenses

As part of the process of preparing our consolidated financial statements, we are required to estimate our accrued research and development expenses. This process involves reviewing open contracts and purchase orders, communicating with our personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual costs. We make estimates of our accrued expenses as of each balance sheet date in the consolidated financial statements based on facts and circumstances known to us at that time. We periodically confirm the accuracy of these estimates with the service providers and make adjustments if necessary. The estimate of accrued research and development expense is dependent, in part, upon the receipt of timely and accurate reporting from CROs, CMOs and other third-party service providers. Examples of estimated accrued research and development expenses include fees paid to:

•	vendors in connection with preclinical development activities;

•	CROs and investigative sites in connection with preclinical studies and clinical trials; and

•	CMOs in connection with drug product manufacture of preclinical study and clinical trial materials.

We base our expenses related to preclinical studies and clinical trials on our estimates of the services received and efforts expended pursuant to quotes and contracts with multiple research institutions and CROs that conduct and manage preclinical studies and clinical trials on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the expense.

Payments under some of these contracts depend on factors such as the successful enrollment of patients and the completion of clinical trial milestones. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from the estimate, we adjust the accrual or the amount of prepaid expenses accordingly. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in reporting amounts that are too high or too low in any particular period. To date, there have not been any material adjustments to our prior estimates of accrued research and development expenses.

Share-Based Compensation

We measure share-based awards granted to employees, non-employees and directors based on the fair value on the date of the grant. Forfeitures are accounted for as they occur. We issue share-based awards with service-based vesting conditions and/or performance-based vesting conditions. For equity awards that vest based on a service condition, the share-based compensation expense is recognized on a straight-line basis over the requisite service period. Performance-based awards are recognized when the performance event is probably over any remaining service period.

Determination of the fair value of the ordinary shares

As there has been no public market for our ordinary shares to date, the estimated fair value of our ordinary shares has been determined by our board of directors as of the date of each grant, with input from management, considering our most recently available third-party valuations of our ordinary shares, and our board of directors’ assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

Under the probability-weighted expected return method, or PWERM, the value of an enterprise, and its underlying common securities, are estimated based on an analysis of future values for the enterprise, assuming various outcomes. The value of the common securities is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes and the rights of each class of equity. The future values of the common securities under the various outcomes are discounted back to the valuation date at an appropriate risk-adjusted discount rate and then probability weighted to determine the value for the common securities.

The option pricing method, or OPM, treats common securities and preferred securities as call options on the enterprise’s equity value, with exercise prices based on the liquidation preferences of the preferred securities. Under this method, the common securities have value only if the funds available for distribution to shareholders exceed the value of the liquidation preferences at the time of a liquidity event. The Black-Scholes model is used to price the call option, and the model includes assumptions for the time to liquidity and the volatility of equity value.

The hybrid method is a hybrid between the PWERM and OPM, estimating the probability-weighted value across multiple scenarios but using the OPM to estimate the allocation of value within one or more of those scenarios.

Our ordinary share valuations for January 31, 2018, July 31, 2019 and October 15, 2019 were prepared using an option pricing method, or OPM. Our ordinary share valuations for December 31, 2020 used a hybrid of the PWERM and OPM when allocating our enterprise value to classes of securities.

These third-party valuations were performed at various dates between May 2016 and December 31, 2020, which resulted in the following valuation of our ordinary shares:

Valuation Date	Fair Value of B Ordinary Shares		Fair Value of E Ordinary Shares - £0.60 Hurdle*		Fair Value of C-E Ordinary Shares - £1.00 Hurdle*	Fair Value of E Ordinary Shares - £1.40 Hurdle*
January 31, 2018	$	N/A	$	N/A	$0.14	$	N/A
July 31, 2019		N/A		0.38	0.24		N/A
October 15, 2019		N/A		N/A	N/A		0.38
December 31, 2020		N/A		N/A	N/A		0.91

*

Hurdle shares are subject to threshold amounts where no distribution can occur until sums have been distributed on each preferred share or B ordinary share outstanding in the respective amount per share.

In addition to considering the results of these third-party valuations, our board of directors considered various objective and subjective factors to determine the fair value of our ordinary shares as of each grant date, including:

•	the prices at which we sold preferred share and the superior rights and preferences of the convertible preferred shares relative to our ordinary shares at the time of each grant;

•	the progress of our research and development programs, including the status of preclinical studies and planned clinical trials for our investigational gene therapies;

•	our stage of development and our business strategy;

•	external market conditions affecting the biotechnology industry and trends within the biotechnology industry;

•	our financial position, including cash on hand and our historical and forecasted performance and operating results;

•	the lack of an active public market for our ordinary and convertible preferred shares;

•	the likelihood of achieving a liquidity event, such as an initial public offering, or IPO, or a sale of our company in light of prevailing market conditions; and

•	the analysis of IPOs and the market performance of similar companies in the biopharmaceutical industry.

The assumptions underlying these valuations represent management’s best estimates, which involve inherent uncertainties and the application of management judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our share-based compensation expense could be materially different.

Once a public trading market for our ordinary shares has been established in connection with the closing of this offering, it will no longer be necessary for our board of directors to estimate the fair value of our ordinary shares in connection with our accounting for granted share options and other such awards we may grant, as the fair value of our ordinary shares will be determined based on the quoted market price of our ordinary shares.

Ordinary Shares granted

The following table sets forth, by grant date, the number of shares subject to the equity awards granted from February 1, 2019 through December 31, 2020 and the fair value of ordinary shares per share on each grant date:

Grant Date	Number of Shares Granted	Fair Value of E Ordinary Shares- £0.60 Hurdle*		Fair Value of C-D Ordinary Shares- £1.00 Hurdle*		Fair Value of E Ordinary Shares- £1.00 Hurdle*	Fair Value of E Ordinary Shares - £1.40 Hurdle*
April 1, 2019	15,882	$	N/A	$	N/A	$0.14	$	N/A
June 18, 2019	288,233		N/A		N/A	0.14		N/A
August 22, 2019	894,375		0.38		N/A	N/A		N/A
August 23, 2019	870,000		0.38		N/A	0.24		N/A
August 30, 2019	1,749,526		N/A		N/A	0.24		N/A
October 1, 2019	720,699		N/A		N/A	0.24		N/A
February 27, 2020	1,817,015		N/A		N/A	N/A		0.39
March 27, 2020	3,331		N/A		N/A	N/A		0.37
April 30, 2020	46,161		N/A		0.25	0.25		N/A
July 15, 2020	288,465		N/A		N/A	0.25		N/A
July 27, 2020	464,998		N/A		N/A	N/A		0.38
September 18, 2020	15,000		N/A		N/A	0.39		N/A
October 14, 2020	326,503		N/A		N/A	N/A		0.39
December 15, 2020	605,173		N/A		N/A	N/A		0.89

*

Hurdle shares are subject to threshold amounts where no distribution can occur until sums have been distributed on each preferred share or B ordinary share outstanding in the respective amount per share.

Determination of the Fair Value of the Share Options

We measure share options granted to employees and members of our board of directors for their services as directors based on the fair value on the date of the grant and recognize the corresponding compensation expense of those share options over the requisite service period, which is generally the vesting period of the respective share options. We have only issued share options with service-based vesting conditions and record the expense for these awards using the straight-line method.

We estimate the fair value of each share option granted using the Black-Scholes option-pricing model, which uses as inputs the estimated fair value of our ordinary shares and assumptions we make for the volatility of our ordinary shares, the expected term of our share options, the risk-free interest rate for a period that approximates the expected term of our share options and our expected dividend yield.

The weighted-average assumptions utilized to determine the fair value of options granted are presented in the following table:

	Fiscal Year Ended January 31, 2020	Fiscal Year Ended December 31, 2020
Risk-free interest rate	1.60%	0.41%
Expected term (in years)	6.08	6.08
Expected volatility	75.74%	83.89%
Expected dividend yield	0.00%	0.00%
Fair value of underlying ordinary shares	$0.38	$0.40

The following table sets forth by grant date the number of shares subject to options granted since January 1, 2018, the per share exercise price of the option and the per share estimated fair value of the options:

Grant Date	Number of Shares Granted	Per Share Exercise Price of Share Options	Fair Value per Option on Grant Date
December 3, 2019	1,704,501	$0.38	$0.24
June 29, 2020	2,660,481	0.38	0.26
September 4, 2020	146,576	0.38	0.28
October 30, 2020	759,543	0.38	0.28
December 1, 2020	172,641	1.68	0.58

Internal Control over Financial Reporting

In connection with the preparation of our consolidated financial statements in preparation for this offering, management identified deficiencies that we concluded represented material weaknesses in our internal control over financial reporting. SEC guidance regarding management’s report on internal control over financial reporting defines a material weakness as a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis. The material weaknesses that we identified in our internal control infrastructure were attributable to our lack of formal processes and procedures and our lack of maintaining a sufficient complement of accounting and finance personnel commensurate with our accounting and reporting requirements.

We are taking measures to remediate the material weaknesses by expanding the capacity and expertise of our internal accounting and finance staff and implementing a formalized control framework. However, there can be no assurance that we will be successful in pursuing these measures or that these measures will significantly improve or remediate the material weaknesses described above. There is also no assurance that we have identified all of our material weaknesses or that we will not in the future have additional material weaknesses. See “Risk Factors—Risks Related to this Offering and the ADSs—In preparation of this offering, we identified material weaknesses in our internal control over financial reporting. If we are unable to successfully remediate the existing material weaknesses in our internal control over financial reporting, the accuracy and timing of our financial reporting may be adversely affected.”

Emerging Growth Company Status

On April 5, 2012, the Jumpstart Our Business Startups Act, or the JOBS Act, was enacted. The JOBS Act provides that, among other things, an “emerging growth company” can take advantage of an extended transition period for complying with new or revised accounting standards. As an emerging growth company, we have elected to use the extended transition period under the JOBS Act until the earlier of the date we (1) are no longer an emerging growth company or (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

We intend to rely on certain of the other exemptions and reduced reporting requirements provided by the JOBS Act. As an emerging growth company, we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b), and (ii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis).

Recently Issued Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2 to our consolidated financial statements appearing at the end of this prospectus.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business, which are principally limited to interest rate fluctuations and foreign currency exchange rate fluctuations. We maintain significant amounts of cash and cash equivalents that are in excess of federally insured limits in various currencies, placed with one or more financial institutions for varying periods according to expected liquidity requirements.

Interest Rate Risk

As of December 31, 2020, we held cash and cash equivalents of $20.9 million. Our exposure to interest rate sensitivity is impacted by changes in the underlying U.S. and UK bank interest rates. Our surplus cash has been invested in interest-bearing savings, money market accounts and marketable securities from time to time. We have not entered into investments for trading or speculative purposes. Due to the conservative nature of our investment portfolio, which is predicated on capital preservation of investments with short-term maturities, we do not believe an immediate one percentage point change in interest rates would have a material effect on the fair market value of our portfolio, and therefore we do not expect our operating results or cash flows to be significantly affected by changes in market interest rates.

As of December 31, 2020, we had $25.0 million of convertible loan notes outstanding, all of which subsequently converted into Series C preferred shares in connection with the consummation of the Series C Financing. We do not believe that an increase or decrease in interest rates of 100 basis points would have a material effect on our business, financial condition or results of operations.

Foreign Currency Exchange Risk

We maintain the financial statements of each entity within the group in its local currency, which is also the entity’s functional currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Exchange gains or losses arising from foreign currency transactions are included in other expense, net in the consolidated statement of comprehensive loss. For financial reporting purposes our financial statements have been presented in U.S. dollars, the reporting currency. The financial statements of entities are translated from their functional currency into the reporting currency as follows: assets and liabilities are translated at the exchange rates at the balance sheet dates, revenue and expenses are translated at the average exchange rates and shareholders’ equity is translated based on historical exchange rates. Translation adjustments are not included in determining net loss but are included as a foreign exchange adjustment to other comprehensive loss, a component of shareholders’ equity.

We do not currently engage in currency hedging activities in order to reduce our currency exposure, but we may begin to do so in the future. Instruments that may be used to hedge future risks may include foreign currency forward and swap contracts. These instruments may be used to selectively manage risks, but there can be no assurance that we will be fully protected against material foreign currency fluctuations. A hypothetical 100 basis point adverse move in foreign currency exchange rates would have had an immaterial impact on our loss from operations in the fiscal year ended January 30, 2020 and in the fiscal year ended December 31, 2020.

BUSINESS

Overview

We are a global clinical-stage gene therapy company developing gene therapy beyond rare diseases. Our mission is to preserve sight and fight the devastating impact of blindness. Our science is grounded in the genetic understanding of patients with serious eye diseases to make medicines designed to have a meaningful impact. Our initial focus is age-related macular degeneration, or AMD, one of the leading causes of irreversible blindness, affecting more than 196 million people worldwide. We are developing a differentiated pipeline of recombinant adeno-associated virus, or rAAV, vector-based gene therapy candidates targeting genetic variants in the complement pathway that we believe to be key drivers of AMD. Our investigational gene therapies are designed as one-time treatments. Our lead investigational gene therapy, GT005, is advancing in an ongoing Phase I/II clinical trial and is being evaluated in Phase II clinical trials in two different genetically defined patient populations with geographic atrophy, or GA, an advanced form of dry AMD. We have received Fast Track designation from the U.S. Food and Drug Administration, or the FDA, for GT005 for the treatment of GA secondary to AMD.

Genetically-defined therapeutics have been successfully developed for rare inherited diseases of the eye. However, unlike other disease areas such as oncology, ophthalmology has yet to experience the proliferation of treatments specifically tailored towards a person’s genetics. We are aiming to change this with development of our gene therapies, as we believe one-time gene therapies could fundamentally change the way people suffering vision loss are treated and the outcomes they achieve. We have assembled a world-class team that has deep expertise in genetics, gene therapy, the complement system and ophthalmology, and have established the critical operations that we believe are required to deliver medicines to patients, including research, clinical development, scalable manufacturing and delivery technology. By bringing together the right people with the right expertise focusing on the right challenge, we aim to deliver on our promise to patients: Vision for Life.

Our initial focus is AMD, which causes progressive and permanent vision impairment leaving many people not only with devastating vision loss, but also loss of their independence as they lose the ability to read, drive or even recognize the faces of loved ones. There are two forms of AMD known respectively as dry AMD and wet AMD, with dry AMD representing 85-90% of the 196 million global AMD cases. As dry AMD advances and becomes more severe it can lead to GA, which is characterized by loss of central and color vision. GA currently affects an estimated population of more than three million patients in the United States, France, Germany, Italy, Spain and the United Kingdom. Despite the scale of dry AMD and GA, there are currently no FDA-approved treatments for these diseases.

Recent research, published in Seminars in Immunopathology in 2017, has shown that over activation of the complement system, a key part of the immune system, is an important driver of AMD because it can lead to unnecessary inflammation that damages healthy eye tissues. Variants in genes associated with the complement system are a key driver of this disease, according to a 2014 article in Molecular Immunology. Individuals with genetic variants in the Complement Factor I, or CFI, Complement Factor H, or CFH, and C3 genes have an increased risk of developing AMD (odds ratios = 5.1-32.0, 1.7-23, and 1.4-2.7, respectively). Based on data from SCOPE, our ongoing natural history study, we estimate that approximately 98% of all patients with dry AMD that has advanced to GA have at least one genetic variant in their complement genes. In particular, genetic variations in the genes encoding the key complement regulatory proteins, CFI and CFH, have been strongly correlated (p < 1.0 × 10–8 and p < 1.2 × 10–6, respectively) with the development and progression of dry AMD (Fritsche et al., 2016, p. 143). These proteins naturally regulate the complement system in order to maintain balance, according to a 2009 article in Advances in Immunology. We believe increasing expression of these proteins with gene therapy has the potential to reduce inflammation and slow the progression of dry AMD, with the goal of preserving patients’ eyesight. To support our aim of bringing gene therapies to one of the leading causes of blindness, we are generating large genotyping and natural history databases in GA.

We are advancing a novel pipeline of differentiated investigational rAAV gene therapies for serious eye diseases that impact large numbers of patients. We are initially focused on variants in genes for natural complement pathway regulatory proteins associated with an increased risk of AMD. We have retained global development and commercialization rights to all our programs. Our pipeline is summarized below:

* FDA Fast Track designation granted

** We are currently contemplating the use of an AAV8 vector for this program. In addition, we are evaluating an alternative construct utilizing an AAV2 vector. We expect to progress only one of these programs into clinical development.

Our lead investigational gene therapy, GT005, is designed to restore balance to an overactive complement system by increasing production of CFI, a natural complement regulatory protein. GT005 is designed as a one-time treatment for patients with GA secondary to AMD that we believe has the potential to slow the progression of disease. Our Phase II strategy for GT005 is based on research by two of our academic founders, Professor David Kavanagh and the late Professor Sir Peter Lachmann, whose scientific contributions helped lay a foundation for the development of our complement factor therapies and who have had continuing roles advising us and our board of directors as we have grown as a company. Professor David Kavanagh demonstrated in a genotyping study of people with and without AMD that rare genetic variants in the CFI gene were associated with a higher risk of developing advanced AMD. The late Professor Sir Peter Lachmann showed that ex vivo CFI supplementation could dampen complement hyperactivity within serum of people with various AMD risk phenotypes, irrespective of their underlying genotype. Based on this research, we believe GT005 could address the broad population of GA patients irrespective of the underlying complement-related genotype, in addition to having a potentially enhanced treatment effect in GA patients who have rare variants in their CFI gene.

We are currently evaluating the safety and efficacy of GT005 administered as a single subretinal injection in our two Phase II, multicenter, randomized, controlled trials, EXPLORE and HORIZON. The primary endpoint for both trials is progression of GA over 48 weeks. EXPLORE is enrolling patients with GA secondary to AMD who have rare variants in their CFI gene associated with low CFI expression levels. We estimate this patient population represents more than 100,000 patients in the United States, France, Germany, Italy, Spain and the United Kingdom, or approximately 3% of the total GA patient population. HORIZON is enrolling a broad group of patients with GA secondary to AMD who have at least one genetic variant in a complement gene. The patient population being evaluated in HORIZON represents approximately 95% of the total GA population, which we have forecasted to grow to more than four million people in the United States, France, Germany, Italy, Spain and the United Kingdom by 2030. Patients in HORIZON will be stratified by genotype in order to identify additional genetic subgroups that may show an enhanced treatment effect. In addition, we have an ongoing Phase I/II open-label trial called FOCUS, which is evaluating the safety and dose response of GT005 in patients with GA secondary to AMD. The dose-escalation phase of FOCUS is complete, and patients are being enrolled into additional cohorts. To our knowledge, GT005 is the first investigational gene therapy in Phase II testing for the treatment of GA secondary to AMD.

Our goals with our initial GT005 clinical program are to characterize the safety profile of GT005, evaluate GT005’s ability to enhance CFI expression levels, evaluate its ability to modulate the complement system and, ultimately, evaluate its ability to provide clinical benefit. The open-label Phase I/II FOCUS trial is designed for initial evaluation of the first three goals, as well as for dose escalation. The randomized, controlled Phase II EXPLORE and HORIZON trials seek to further characterize the profile of GT005, provide initial data on clinical benefit in patients with GA and inform dose selection for future clinical development.

We are very encouraged by the initial data generated in the FOCUS trial. To date, the three doses of GT005 being evaluated in FOCUS have been reported to be well tolerated with no signs of GT005-related inflammation and no treatment-related serious adverse events, or SAEs. There was one possible GT005-related adverse event of special interest, which was suspected choroidal neovascularization of moderate intensity that was successfully treated with anti-VEGF therapy. There were 12 adverse events considered to be related to the surgical procedure; the majority were mild. We observed that all three doses of GT005 also induced a consistent, elevated and sustained expression of CFI compared to baseline in both the CFI rare variant and broad GA patients evaluated. Nine out of 10 patients treated with GT005 had increases in CFI levels, with an average increase of 146% compared to baseline (p=0.02). Of the nine patients with increased CFI levels, eight showed a sustained increase in CFI levels at week 24 and beyond, with our first patient showing a sustained increase in CFI levels at 84 weeks. The most recent measurement for the ninth patient with increased CFI levels was week 12. In addition, we observed significant and sustained decreases in the vitreous levels of key proteins associated with complement over-activation (Ba and C3 breakdown proteins: C3b, iC3b and C3c). These decreases in Ba and C3 breakdown proteins were observed in both the broad GA and CFI rare variant patients. There was a significant correlation between increased CFI levels and decreases in Ba levels (p=0.03). As we continue to enroll patients and collect data in the FOCUS trial, we expect to update our interim data periodically. We expect to report further data from FOCUS in 2021, final data from FOCUS in 2022 and topline results from EXPLORE and HORIZON in the first half of 2023.

We have invested significant resources and efforts in establishing the critical operations required to scale and deliver our medicines to large patient populations, if approved. Our global clinical infrastructure encompasses trial sites across eight countries; our proprietary, scalable and reproducible suspension manufacturing platform has been scaled to 200L and can generate yields of approximately 3,000 doses per batch; and our novel and proprietary Orbit Subretinal Delivery System, or Orbit SDS, has received FDA 510(k) clearance for microinjection into the subretinal space, based on delivery of balanced salt solution (BSS) or BSS PLUS. The use of the Orbit SDS for microinjection of cell or gene therapies is currently investigational. Our Orbit SDS technology complements our investigational gene therapies by providing a differentiated delivery device that aims to improve the precision and predictability of delivering therapies to the subretinal space within the eye. In addition, we have established in-house research capabilities to support analytical testing for our clinical trials and are generating large genotyping and natural history databases in GA. Bringing gene therapy solutions to large patient populations requires highly scalable infrastructure and we have and continue to invest in expanding both the scope and breadth of our capabilities.

In addition to GT005, we are developing a broad pipeline of additional investigational gene therapy programs targeting both dry and wet AMD. Our second investigational gene therapy, GT011, is a preclinical rAAV gene therapy that is designed to induce expression of factor H like-1, or FHL1, a splice variant of CFH that we believe has advantageous characteristics for the treatment of GA secondary to AMD. CFH gene variants, and particularly variants within the FHL1 coding sequence, follow CFI gene variants as being among the highest risk factors for AMD. The CFH and FHL1 variant population represents approximately 40% of the total GA population. GT011 has advanced through the candidate selection stage and is proceeding to Investigational New Drug, or IND, enabling studies. We expect to file an IND application with the FDA for GT011 in the first half of 2022. In addition, we have multiple ongoing internal and collaboration research efforts to apply gene therapy to evaluate novel biologic targets for diseases of the eye, including a dual mechanism, or bicistronic, preclinical gene therapy program designed to target multiple biological pathways associated with wet AMD within one rAAV construct. We expect to select a candidate for our bicistronic preclinical program by the second half of 2021.

Our Culture and People

We have created a culture that defines how we operate: we care for our People, have passion for our Patients and deliver on our Promise. Based on these pillars, we have purposefully built an organization with deep scientific, development and commercial expertise in genetics, gene therapy, the complement system and ophthalmology.

Members of our management team have world-class expertise in development and commercialization of ophthalmology drugs, complement, genetics and the manufacture and delivery of gene therapies. Khurem Farooq, our Chief Executive Officer, brings extensive experience in drug development, commercialization and operational leadership, including his 11-year tenure at Genentech, most recently as Senior Vice President of the Immunology and Ophthalmology business unit. Jessica Stitt, our Chief Financial Officer, adds more than two decades of healthcare finance and leadership experience. Our Chief Medical Officer, Nadia Waheed, M.D., brings extensive experience as a leading retinal specialist who is a co-founder and director of the Boston Image Reading Center and has authored more than 100 peer reviewed publications and co-authored and edited three books. Jane Hughes, Ph.D., our Chief Science Officer, brings more than 20 years of experience in drug discovery, translational medicine and clinical science. Edward Lang, our Chief Business Officer, brings almost 20 years of corporate strategy and public affairs experience in the biotechnology industry. Ian Pitfield, our SVP of Technical Operations, brings almost 30 years of chemistry and manufacturing controls experience and led the development, validation and regulatory submission of Strimvelis, the world’s first approved ex-vivo autologous gene therapy (approved in the EU only). Members of our management team have supported the development of over 40 therapies and have also led the commercial launch or lifecycle management of 25 approved products, including Lucentis.

Our management team is supported by our board of directors, a group of renowned investors and industry veterans who collectively have significant expertise and experience across all aspects of drug discovery, drug development and commercialization. Members of our board of directors include Sean Bohen, M.D., Ph.D., President and CEO of Olema Oncology and former EVP and CMO of AstraZeneca, Ian Clark, former CEO of Genentech, Jennifer Cook, former CEO of GRAIL and former Head of Roche Europe, Khurem Farooq, CEO of Gyroscope, David Fellows, former CEO of Nightstar Therapeutics, Renée Galá, EVP and CFO of Jazz Pharmaceuticals, Wouter Joustra, General Partner of Forbion Capital Partners and Maha Katabi, Ph.D., General Partner of Sofinnova Investments. The Chairman of our board of directors is Chris Hollowood, Ph.D., the Chief Investment Officer of Syncona, who has previously founded and chaired multiple gene therapy companies, including Nightstar Therapeutics and Freeline Therapeutics.

We were founded by leading scholars who established the scientific basis for GT005, including the late Professor Sir Peter Lachmann, former emeritus Sheila Joan Smith Professor of Immunology at the University of Cambridge and David Kavanagh, Ph.D., Professor of Nephrology at the University of Newcastle. The pioneering work of Professor Kavanagh and the late Professor Sir Peter Lachmann provided the foundation of our clinical development program for GT005. We also benefit from the clinical expertise of Andrew Lotery, Ph.D., an academic founder and Professor of Ophthalmology at the University of Southampton. We were founded by Syncona Limited, or Syncona, a leading healthcare investment company focused on founding, building and funding global leaders in life sciences. In addition, we have established scientific and clinical advisory boards comprised of experts in the fields of gene therapy, AMD, complement, human genetics and ocular drug discovery and development.

We also draw upon the collective expertise of 149 employees, of whom 35 have Ph.D.s or M.D.s, with significant experience across discovery, preclinical research, manufacturing and clinical development. Our team is located across three key biotechnology and gene therapy hubs in the world: London, Philadelphia and San Francisco.

Our History and Achievements

Since our founding in 2016, we have rapidly executed on our strategic objectives. We filed a clinical trial application with the Medicines and Healthcare Products Regulatory Agency in the United Kingdom in 2017 and an IND application with the FDA in the United States in 2018 for our lead investigational gene therapy, GT005, and have subsequently dosed patients in three ongoing clinical trials, with positive interim data reported from our ongoing Phase I/II FOCUS clinical trial in February 2021. In parallel with our preclinical and clinical development, we have developed a proprietary manufacturing platform we believe to be capable of meeting our clinical and commercial needs across two rAAV serotypes. In 2019, we added delivery technology capabilities with the further development of the Orbit SDS device, for which we subsequently obtained FDA 510(k) clearance to further our goals of bringing gene therapies beyond rare diseases.

Our Strengths

Our ambition is to discover, develop and deliver novel gene therapies for large patient populations with serious eye diseases who currently have limited or no treatment options, starting with AMD. Our science is grounded in the genetic understanding of patients with serious eye diseases to make medicines designed to have a meaningful impact. We believe one-time gene therapies could fundamentally change the way people suffering from vision loss are treated and the outcomes they achieve.

We believe the following strengths will allow us to build our leadership position in AMD and other diseases of the eye, and achieve our longer-term goal of delivering gene therapies to people in need:

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Global organization with leading expertise in genetics, gene therapy, the complement system and ophthalmology to advance a development pipeline of novel gene therapies for AMD. Dry AMD is a highly prevalent disease without current approved treatment options and causes irreversible vision impairment in approximately 85-90% of the 196 million global AMD cases. Recent genetic, pathological and clinical studies have demonstrated that complement system targets are highly implicated with AMD progression. By focusing on key protein targets in the complement system that act as natural regulators and restore balance to an overactive complement system, we believe our gene therapies can potentially provide benefits to broad patient populations beyond rare diseases.

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Lead investigational gene therapy GT005, if approved, has potential to be the first gene therapy for the treatment of GA secondary to AMD. GT005 leverages our proprietary and innovative advances in gene therapy in order to provide a potential one-time gene therapy for people suffering from GA secondary to AMD. Our preclinical research and early-stage clinical data from the FOCUS trial suggest the potential of GT005 to enhance expression of CFI in order to slow the progression of GA, and we are evaluating GT005 in three ongoing clinical trials. Research by one of our founders, the late Professor Sir Peter Lachmann, demonstrated ex vivo that small, therapeutically relevant supplementation of CFI can normalize complement activity in people with various AMD risk phenotypes. We have generated clinical data in our FOCUS Phase I/II trial that demonstrated that GT005 was able to increase expression of CFI, as well as decrease key proteins involved in over-activation of the complement system, in a durable manner in both broad GA and CFI rare variant patients. We are evaluating in parallel the safety and efficacy of GT005 in the HORIZON Phase II clinical trial in a broad population of patients with GA secondary to AMD, and in the EXPLORE Phase II clinical trial in the population of patients with GA secondary to AMD with CFI rare variants where we believe there is the potential for enhanced therapeutic benefit.

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Large genotyping and natural history databases in GA to support our goal of bringing gene therapies to one of the leading global causes of blindness. We are conducting large genotyping initiatives and a natural history study in GA, through which we will generate a valuable dataset characterizing the genetics, phenotype, biomarkers and course of disease associated with GA. These initiatives will not only serve as a valuable source of patient identification for our clinical trials, it will serve as a rich dataset informing future development programs.

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Innovative in-house research capabilities that allow us to develop next-generation and novel investigational gene therapy programs. In addition to GT005, we are developing our preclinical GT011 and bicistronic investigational gene therapy programs for dry and wet forms of AMD, respectively. All three programs were developed within Gyroscope, and our deep expertise in genetics, gene therapy, the complement system and ophthalmology allow us to identify, explore and construct novel gene therapy programs. Beyond the three programs described, we have ongoing internal research programs and are also actively collaborating with multiple academic institutes, including the University of Pennsylvania and the Penn Center for Advanced Retinal and Ocular Therapeutics (CAROT), to explore novel gene therapies for additional diseases of the eye, including glaucoma, optic neuritis and retinitis pigmentosa.

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Comprehensive in-house drug delivery capabilities, such as the Orbit Subretinal Delivery System. Our innovative Orbit SDS proprietary delivery device represents a differentiated approach to subretinal access, potentially allowing retina surgeons to improve the precision and predictability of delivering therapies to the subretinal space of the eye. We also have a comprehensive surgical training plan with the aim of supporting consistency and quality across all surgical sites. We have been granted 510(k) clearance from the FDA for the Orbit SDS, and are currently evaluating the Orbit SDS in cohorts within our FOCUS trial. We expect to report initial data relating to the delivery of GT005 with Orbit SDS in                 . We continue to innovate on the Orbit SDS and design and develop future delivery systems.

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Early investment into suspension manufacturing technology that is designed to be scalable for large patient populations. We have successfully demonstrated the reproducibility of our proprietary suspension manufacturing platform at scale. We have demonstrated with GT005 that a single 200L suspension batch can yield approximately 3,000 doses, which we believe is sufficient to meet the demand of a Phase III pivotal program and commercialization. We believe we can scale our proprietary platform to support dosing for the broad patient population we are targeting through scale-out or scale-up. Furthermore, we have demonstrated the ability to produce gene therapies at scale with two rAAV serotypes. Since our gene therapy solution is intended to serve a large patient population, we believe our manufacturing scalability will allow us to maximize our commercial opportunity.

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World-class expertise in gene therapy drug development, manufacturing and product commercialization. We have assembled a talented and experienced team with the goal of becoming a vertically integrated gene therapy company with market-leading research, clinical development, delivery and manufacturing, and commercial capabilities. We believe the end-to-end capabilities this expertise has brought to our organization has enabled us to move rapidly into the clinic with our lead investigational gene therapy, GT005, and has positioned us well for the future as we continue to invest in and build our organization. Our board of directors and scientific and clinical advisory boards bring together industry-leading credentials that compliment the diversity of expertise we have developed in our management team.

Our Strategy

Our goal is to unlock the full potential of ocular gene therapy to address large patient populations beyond rare diseases. The key elements of our strategy to achieve this are:

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Complete the clinical development of, and obtain regulatory approval for, GT005, our lead investigational gene therapy. Subject to the completion of, and satisfactory results from, the ongoing FOCUS Phase I/II clinical trial and EXPLORE and HORIZON Phase II clinical trials, we plan to initiate a pivotal Phase III program to demonstrate the safety and efficacy of GT005 for the treatment of GA. Our HORIZON and EXPLORE trials are expected to report topline results in the first half of 2023. In total across our FOCUS, EXPLORE and HORIZON studies, we will have generated clinical data from more than 300 patients. We believe these clinical trials will together enable us to evaluate

GT005 in the broad population of patients with GA secondary to AMD as well as specific genotype subpopulations.

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Leverage the findings from our genotyping initiatives and ongoing natural history study, SCOPE, to identify patients and further inform our clinical development strategy. As of the end of 2020, we have genotyped approximately 3,000 patients and enrolled approximately 2,500 people in our SCOPE natural history study. We are also conducting our TELESCOPE study collaborating with ophthalmologists and optometrists initially in the United Kingdom and United States to identify patients with AMD for genotyping and potential participation in our clinical trials. In addition, we are collaborating with several biobanks to further identify potential patients. We are identifying patients with CFI rare variants, as well as other complement gene variants, and characterizing their phenotype and disease progression. We believe these initiatives will serve as an important source of patient identification and enrollment for our EXPLORE and HORIZON clinical trials and future clinical trials while simultaneously generating a valuable dataset characterizing the genetics, biomarkers and disease progression associated with GA.

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Develop our earlier stage gene therapy programs, including GT011 and our bicistronic investigational gene therapy, and identify and develop further programs in AMD and other diseases of the eye. We have several promising investigational gene therapies in early stages of preclinical development, including GT011, an rAAV gene therapy that expresses FHL1 and targets dry AMD, and our bicistronic gene therapy designed to target multiple biological pathways associated with AMD. Both programs utilize novel targets and approaches for the potential treatment of AMD. Beyond our programs in active preclinical development, we continue to investigate potential targets of interest in ophthalmic disease.

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Continue to advance our innovative proprietary delivery capabilities to broaden the number of patients our treatments can reach. We have received 510(k) clearance from the FDA for Orbit SDS. In October 2020, we began delivering GT005 using the Orbit SDS to dose patients in cohorts within our ongoing FOCUS trial. We continue to explore new delivery options that can improve upon existing treatment options and address patient burden. We are evaluating suprachoroidal delivery and novel capsids for pipeline and next generation programs, as multiple delivery options may be preferred depending on specific disease, target tissue and patient characteristics.

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Expand our commercial manufacturing capabilities and infrastructure to streamline clinical development and enable commercial scale. Our early and ongoing investment into in-house process, analytical development capabilities and our CDMO network has allowed us to rapidly initiate our GT005 toxicology studies and clinical program while positioning ourselves for the large potential commercial opportunity ahead. We have successfully demonstrated at scale our proprietary suspension platform to complement our mid- to long-term clinical and commercial needs and optimize our supply chain. We expect to rely on the proprietary suspension process we are developing to produce GT005 drug product in amounts that we believe position us well for the demands of late-stage clinical development and eventual commercialization, if approved.

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Build upon our existing global presence and infrastructure. We have strategically built a presence as well as talent in three biotechnology and gene therapy hubs around the world: London, Philadelphia and San Francisco. We have leveraged our presence in these hubs to build out our organization and establish connections to key opinion leaders and key specialist practitioners. These relationships have been instrumental to the clinical and preclinical development of our programs, and we expect these relationships to support our transition to a commercial-stage company, if we obtain approval for our investigational gene therapies.

Overview of Gene Therapy

Background and Successes of Gene Therapy

Gene therapy is a rapidly advancing therapeutic modality that has the potential to significantly alter the outlook for people with a wide range of diseases driven by underlying genetic variants or insufficient levels of critical proteins. Gene therapies address these diseases by delivering transgenes, functional versions of the genes that are mutated or that relate to the deficient proteins. These transgenes are utilized by the body’s cellular machinery to naturally produce proteins that are deficient or that were not functional prior to treatment. The production of these functional proteins is intended to provide consistent and durable therapeutic benefit. Gene therapies typically include three key components: a vector—a vehicle that delivers a transgene to cells in the body; a transgene—a functional gene intended to produce a functional protein; and a promoter—a specialized DNA sequence that directs cells to produce the protein in specific tissues.

Significant advances in the technology associated with gene therapies over the last decade have resulted in an inflection point with several gene therapies having been recently approved by the FDA. Notable approvals include Luxturna, for the treatment of a rare ocular condition, as well Strimvelis, Zolgensma and Zynteglo for the treatment of other rare diseases (Strimvelis and Zynteglo are approved in the EU only). The recent acceleration in the development of gene therapies globally is driven by the fundamental advantages provided by the approach:

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Ability to leverage the body’s cellular machinery to treat disease. Gene therapies aim to deliver a specific gene to a targeted organ or tissue, in order to provide instructions to cells to produce a natural, or endogenous, functional protein that is required to address a specific disease. Harnessing existing cellular processes in this way potentially reduces the risk of the side effects that can be associated with small molecule or recombinant protein therapies. By leveraging the body’s own cellular machinery to generate proteins, gene therapies may also be suitable for delivering intracellular, transmembrane and extracellular proteins, potentially allowing the targeting of a broader range of conditions than with recombinant protein approaches that typically target extracellular proteins.

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Capability to address the underlying drivers of a broad range of diseases. Development of gene therapies initially focused on diseases that result from a single genetic mutation, known as monogenic diseases, that typically impact very small numbers of patients. However, the significant recent advances in both gene therapy technology, and in the understanding of the genetic basis of a broad range of diseases, position gene therapies to address a wide range of diseases in large patient populations.

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Potential to address disease with a one-time therapy. Gene therapies are designed to provide durable, long-term expression of a targeted protein following a one-time treatment. The ability to confer consistent ongoing levels of protein without the need for chronic dosing is expected to provide benefits both in terms of the clinical impact of therapy on the targeted disease as well as reduced patient treatment burden.

We believe that gene therapy can be ideally suited to target diseases that impact large global patient populations, particularly in ophthalmology.

Use of Gene Therapy in Ophthalmology

We believe the eye is an excellent target organ for gene therapy due to its accessibility, small size, compartmentalization and immune privileged status. Key benefits associated with the use of gene therapy for ocular diseases include:

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The eye has immune-privileged status. The blood-ocular barrier prevents the widespread dissemination of locally-administered gene therapies throughout the body, potentially reducing the risk of off target effects or systemic side effects. Ocular gene therapies can also be directly injected into the diseased tissue and can be non-invasively observed for efficacy and safety.

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Reduced burden on patients relative to chronically-delivered therapies. The potential for one-time treatment with gene therapy provides a significant advantage over recombinant protein therapies, which often require regular and inconvenient injections into the eye, which can in many cases result in patient compliance issues and sub-optimal clinical outcomes.

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Reduced manufacturing burden. Gene therapies are typically costly and challenging to manufacture in large volumes. Given the small volume of the eye, we believe the amount of gene therapy needed to achieve a therapeutic effect is relatively low, reducing the manufacturing burden required for late stage clinical trials and commercialization.

In developing our investigational gene therapies, we look to take advantage of both the significant fundamental advantages associated with gene therapy, as well as the specific advantages related to the use of gene therapy in the eye. We believe these advantages provide a strong foundation to take gene therapy beyond rare diseases and into broad patient populations. Due to recent advances in the understanding of the genetic basis of AMD, gene therapy as a mode of sustained treatment delivery and the complement system’s impact on eye disease, we are advancing a portfolio of programs that target AMD, a disease that impacts approximately 196 million people around the world.

Overview of Age-related Macular Degeneration

Age-related Macular Degeneration

AMD is a leading cause of irreversible blindness in adults over the age of 50 years in the developed world, with its burden expected to increase significantly as the population ages and life expectancy increases. AMD affects the macula, the small central area of the retina, which is responsible for central and color vision by focusing light received by the cornea and the lens and creating detailed visual perceptions that are transmitted to the brain, where vision is completed, via the optic nerve. Early in the development of AMD, changes in two layers of cells within the eye, the retinal pigment epithelium, or RPE, and Bruch’s membrane can be observed. These changes can cause gradual or sudden changes related to patients’ quality of vision, including spatial distortion, loss of central vision and changes in color perception. In its most advanced stages, AMD deprives an individual of their ability to perform basic activities such as reading, recognizing faces and driving.

Approximately 11 million individuals are affected with AMD in the United States alone, with a global prevalence of approximately 196 million. Aging is the greatest risk factor and the prevalence of AMD in the United States is anticipated to increase to 22 million by the year 2050, while the global prevalence is expected to increase to 288 million by the year 2040. As the aging population increases, the healthcare system costs and societal burden associated with these diseases is likewise expected to increase, creating significant demand for effective therapies that are capable of halting disease progression and preserving vision and quality of life.

The graphic below depicts a representation of the visual changes experienced by individuals as they progress through the various stages of AMD.

Overview of Dry AMD

There are two types of AMD, dry AMD and wet AMD. Dry AMD is the more common form of AMD, affecting approximately 85-90% of the 196 million global AMD patients. Dry AMD currently affects an estimated population of approximately 20 million patients in the United States, France, Germany, Italy, Spain and the United Kingdom, and the prevalence of dry AMD in these countries is anticipated to increase to approximately 30 million patients by 2030. Dry AMD is characterized by thinning of the macula and the accumulation of proteins and lipids under the retina, known as drusen, around the macula, blocking oxygen from reaching the eye. Dry AMD is a chronic disease which can be asymptomatic initially but then leads to visual impairment as drusen accumulate. This accumulation results in inflammation that causes progressive damage and thinning, or atrophy, of the macula. As dry AMD advances it can lead to GA, which is characterized by confluent areas of degeneration of the RPE cells damaging the overlying photoreceptor cells and a resulting loss of central and color vision. GA currently affects an estimated population of more than three million patients in the United States, France, Germany, Italy, Spain and the United Kingdom. There are currently no approved treatments for dry AMD or GA.

Dry AMD can progress to wet AMD as a result of drusen preventing oxygen from reaching the retina and RPE. Wet AMD is characterized by new blood vessel formation, or neovascularization, as cells try to stimulate new sources of oxygen. Blood vessels resulting from neo-vascularization are often fragile and disordered, causing them to leak and accelerate loss of vision. Approximately 10-15% of dry AMD patients will progress to wet AMD. While far less common, patients with GA can also experience neo-vascularization and demonstrate a wet AMD clinical profile, or phenotype.

The figure below demonstrates the pathological changes to the retina, including drusen formation, which occur in dry AMD, and the progression to GA or wet AMD.

Overview of the Complement System

The complement system is a critical element of the human immune system, defending against microbial infections, clearing foreign and injured cells, and removing cellular debris. The surface of the eye is constantly exposed to the external environment and therefore in contact with a variety of pathogens and inflammatory molecules. In healthy individuals the complement system is continuously activated at low levels to protect the eye against these pathogens and to regulate healing processes following injuries or trauma. However, imbalances in the complement system play a major role in the development of AMD.

The Biology of the Complement System

The complement system is activated via three distinct pathways, known as the classical, lectin and alternative pathways. Regardless of activation trigger, all three pathways lead to the activation of complement component C3, or C3, the most abundant complement protein in the blood. Activation of C3 cleaves it into a large fragment, C3b, and a smaller fragment, C3a. C3b rapidly binds to self and foreign cells and promotes cell destruction or clearance, while C3a promotes inflammation. C3b is also responsible for further activation of the complement cascade, via a pathway known as the C3b amplification loop which can rapidly trigger a large downstream inflammatory response. This inflammatory response is mediated by the further production of the inflammatory agents including C3a and fragments of complement component 5, or C5.

In the eye, excessive or uncontrolled activation of the complement system can result in AMD, while in the rest of the body it can lead to a range of debilitating autoimmune and inflammatory diseases that affect multiple organ systems. The complement system is therefore tightly regulated to limit activation to the site of infection and avoid injury to healthy host tissues. To protect self-cells and avoid uncontrolled activation, complement regulatory proteins including CFI and CFH, rapidly inactivate inappropriate complement stimulation, maintaining balance, or homeostasis.

Demonstrating the Role of Complement in AMD

Evidence for the role of the complement system in AMD has been provided by recent genetic, pathological and clinical research, which have shown that over activation of the complement system can lead to excessive inflammation that damages healthy eye tissues. Based on data from SCOPE, our ongoing natural history study, we estimate that approximately 98% of GA patients have genetic variants related to complement genes. Key evidence for the role of the complement system in AMD includes:

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Genetic evidence: Broad genetic studies have identified more than twenty common genes confirmed to be associated with AMD, many related to the complement system. In a large genome-wide association, or GWAS, study by Fritsche et al., more than 16,000 genomes from advanced AMD patients were compared with those from more than 17,000 controls. This study data identified a number of complement genes, including genes encoding the key complement regulatory proteins CFI and CFH, which had a potentially causal role in increasing the burden of AMD.

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Pathological evidence: Studies assessing the molecular composition of drusen have identified components of the complement system, including CFH, complement factor B, or CFB, and other proteins associated with complement system activation. As discussed above, the accumulation of drusen results in inflammation that causes atrophy of the macular, leading to progressive visual impairment.

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Clinical evidence: A number of chronic therapies targeting blockade of the complement system have demonstrated the ability to slow the progression of GA. These therapies have targeted the complement proteins, C3 and C5 and have shown an impact on GA progression, as measured by the rate of GA lesion growth relative to placebo. These trial results provide proof of concept for the potential of complement therapies to address GA.

The Potential of CFI as a Therapeutic Target in AMD

CFI is a critical regulatory protein responsible for maintaining homeostasis within the complement system. Below we highlight the key scientific findings that demonstrate the fundamental role of CFI and its strengths as a potential therapeutic for addressing GA and AMD:

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Strong genetic and biological rationale for the role of CFI in AMD. Multiple studies have implicated the complement system and specifically the central role of complement regulatory proteins, including CFI, in the development of advanced AMD. In studies investigating the pathogenesis of AMD, more than 70 genetic variants in CFI have been identified in advanced AMD patients. Variants in the CFI gene can impact function, expression or secretion of the protein, which can lead to low levels of functional circulating CFI and low levels of functional CFI in the retina. A key study of the clinical and functional impact of rare CFI genetic variants was performed by one of our founders, Professor David Kavanagh, and colleagues. This study demonstrated that low CFI levels caused by rare variants in the gene for CFI were significantly associated with advanced AMD. The chart below shows how rare variants in the gene for CFI are associated both with low levels of CFI in the serum and with advanced AMD, as indicated by the solid green diamonds.

AAMD = advanced age-related macular degeneration.

* Some patients developed AMD since this analysis was conducted.

1. Kavanagh D, Yu Y, Schramm EC, et al. Rare genetic variants in the CFI gene are associated with advanced age-related macular degeneration and commonly result in reduced serum factor I levels. Hum Mol Genet. 2015;24(13):3861-3870.

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CFI supplementation has the potential to address the broad population of patients with GA secondary to AMD, regardless of underlying genetic variation. A study by another one of our founders, the late Professor Sir Peter Lachmann, confirmed that a combination of genetic variants in complement genes that alter the risk for inflammatory disorders, known as a risk complotype, led to an overactive or dysregulated complement system. Complement genes investigated in the Lachmann study and known to contribute to higher risk complotypes include CFI, CFH and C3. The study also importantly established the potential of CFI therapy by demonstrating that ex vivo supplementation of serum from high and low risk AMD phenotypes with modest increases of CFI led to a lower risk phenotype as measured by iC3b protein fragment levels, a marker of complement system activation, irrespective of the patients’ underlying genotype. The chart below shows that only small increases in CFI are required to shift the AMD risk phenotype from high-risk, in red, to moderate or low risk, in green and black, respectively. We believe that therapeutic approaches targeting CFI will therefore have potential in a broad patient population within AMD.

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Inducing the expression of CFI restores balance to an overactive complement system while avoiding complications associated with total blockade. CFI acts to maintain balance in the complement cascade, ensuring that pathogens are cleared effectively whilst preventing damage to healthy tissues. This is in contrast to the approaches of the majority of complement therapies currently in development, which target direct inhibition of specific complement system proteins, such as C3, C3b and C5. These complement blockade approaches risk impairing normal functioning of the complement system in defending against pathogens and clearing foreign and injured cells both in the eye and elsewhere in the body. Recent clinical studies have suggested that complete inhibition of the complement pathway may result in mechanism specific side effects, including the development of wet AMD.

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Limited risk associated with the overexpression of CFI. CFI acts to down regulate the complement system by forming a tri-molecular complex with co-factors including CFH in order to inactivate the substrate, C3b. CFI activity is therefore dependent upon these co-factors in order to fulfill its complement regulatory function. We believe that this makes CFI an ideal candidate for gene therapy since over expression of CFI will only ever lead to restoration of balance within the complement system.

Based on data from SCOPE, our ongoing natural history study, we estimate that approximately 98% of GA patients have genetic variants related to complement genes. We estimate that patients with GA who have rare variants in their CFI gene represent a meaningful patient population of more than 100,000 patients within the United States, France, Germany, Italy, Spain and the United Kingdom, or approximately 3% of the total GA population, which we have forecasted to grow to more than four million people in these countries by 2030. We believe that CFI based therapy has the potential to address not only the CFI rare variant patient population, but also the broad population of patients with GA secondary to AMD, regardless of underlying genetic variation.

Overview of Our Development Pipeline

We are advancing a novel pipeline of gene therapy candidates for high prevalence ocular diseases. Our initial focus is to utilize rAAV gene therapies to target AMD, a highly prevalent disease with significant unmet need that is a leading cause of blindness in the developed world. We are applying our scientific expertise in genetics, gene therapy, the complement system and ophthalmology to advance a broad pipeline of gene therapies to target both dry and wet AMD. In addition, we have ongoing research collaborations with leading academic centers to explore additional ocular diseases with high unmet need.

Our lead programs, GT005 and GT011, focus on two key targets—CFI and FHL1, a natural variant of CFH, respectively. We believe that CFI has potential for use in the broad population of patients with GA secondary to AMD, regardless of underlying genotype, with particular potential in the sub-population of GA patients with rare variants in their CFI gene. In addition, we believe FHL1 has potential for enhanced effect in patients with CFH-related genetic variants. We have designed our clinical strategy to evaluate GT005 in the broad population of patients with GA secondary to AMD, as well as GT005 and GT011 in the specific CFI and CFH-related genetic variant populations of patients with GA secondary to AMD where they have potential for enhanced effect.

We have innovative in-house research capabilities that allow us to develop next-generation and novel investigational gene therapy programs. In addition to GT005 and GT011, we are developing additional preclinical programs, including our bicistronic investigational gene therapy program for wet AMD. All of our pipeline programs are being developed within Gyroscope, and we have worldwide commercial rights for all of these programs. Beyond the three programs described, we have ongoing internal research programs and are also actively collaborating with multiple academic institutes, including the University of Pennsylvania, to explore novel gene therapies for additional diseases of the eye.

GT005: Our Lead Investigational Gene Therapy Expressing CFI for the Treatment of Geographic Atrophy Secondary to AMD

Overview

GT005 is our lead investigational gene therapy currently in Phase II clinical trials for the treatment of GA secondary to AMD. GT005 is an AAV2 vector construct that encodes a human CFI transgene. Administration of GT005 is designed to drive the expression of endogenous CFI protein in order to downregulate harmful complement activity and restore balance to an overactive complement system, thereby slowing the progression of GA. Below are the highlights for GT005:

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GT005 is designed to be a one-time investigational gene therapy that expresses CFI, an endogenous protein that naturally regulates the complement system. GT005 is designed to provide continual and consistent expression of CFI through a single dose gene therapy, without the peaks and troughs of drug concentration that are typically associated with chronically dosed therapies. With this approach, we aim to be the first approved gene therapy with the potential to slow the progression of disease in patients with GA secondary to AMD, alleviate patient burden and obviate concerns around patient compliance.

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GT005 is undergoing a robust clinical development plan that is designed to evaluate safety and efficacy in both CFI rare-variant and broad populations of patients with GA secondary to AMD and determine for which patients GT005 may be best suited. GT005 is currently being evaluated in three clinical trials, including FOCUS, a first-in-human open-label Phase I/II clinical trial designed to evaluate safety, dose response, expression of CFI and potential for impact on key complement biomarkers, and EXPLORE and HORIZON, global randomized controlled Phase II clinical trials evaluating the safety and efficacy of GT005 in patients with GA secondary to AMD. EXPLORE is evaluating GT005 in the CFI rare variant population and HORIZON in a broader GA population. Patients enrolled in HORIZON are being stratified into pre-specified AMD genotype subgroups that will enable us to evaluate efficacy across a range of genotype subpopulations with differing drivers of complement system dysfunction.

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GT005 has been dosed in 22 patients in our Phase I/II FOCUS trial as of December 2020 with encouraging tolerability data across all three dose groups. In this trial, we have concluded dose escalation and are currently enrolling patients into additional cohorts. In our interim FOCUS results, no dose-related trends in frequency or type of AEs were noted and no treatment-related SAEs were reported.

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GT005 has shown consistent, elevated and sustained expression of CFI compared to baseline in both the CFI rare variant and broad population of patients with GA secondary to AMD. As of December 2020, all three doses of GT005 have demonstrated a consistent, elevated and sustained expression of CFI compared to baseline in both the CFI rare variant and broad population of patients with GA secondary to AMD. Nine out of 10 patients treated with GT005 had increases in CFI levels, with an average increase of 146% compared to baseline (p=0.02). Of the nine patients with increased CFI levels, eight showed a sustained increase in CFI levels at week 24 and beyond, with our first patient showing a sustained increase in CFI levels at 84 weeks. The most recent measurement for the ninth patient with increased CFI levels was week 12.

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GT005 has shown significant and sustained decreases in key proteins involved in complement over-activation (Ba and C3 breakdown proteins: C3b, iC3b and C3c) in both the CFI rare variant and broad population of patients with GA secondary to AMD. As of December 2020, we observed an average decrease of 41% in levels of the Ba protein compared to baseline at weeks 24 to 56 (n=6; p=0.03), and an average decrease of 42% in the C3 breakdown proteins compared to baseline at weeks 24 to 56 (n=9; p=0.03). In addition, a significant correlation was observed between increases in CFI levels and decreases in Ba levels (p=0.03).

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GT005 has been granted FDA Fast Track designation. The FDA has granted Fast Track designations to GT005 for both the CFI rare variant and broad population of patients with GA secondary to AMD. Fast Track designation allows us to have more frequent interactions with the FDA to discuss our ongoing clinical development program, and the potential to apply for accelerated approval and priority review if relevant criteria are met.

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We anticipate multiple clinical data readouts for GT005 over the next three years. We expect topline data readouts for HORIZON and EXPLORE in the first half of 2023, as well as multiple datapoints from FOCUS in 2021 and 2022, including clinical expression, safety and initial Orbit SDS data.

GT005 Vector Construct

We designed GT005 to deliver the gene for CFI using a well-validated and well-characterized AAV2 vector and a promoter that is substantially similar to that utilized in various approved gene therapies in the United States and European Union, including voretigene neparvovec (Luxturna). We believe this established structure has allowed us to quickly enter clinical development and provides an established regulatory pathway. In addition, GT005 incorporates a WPRE, which is a clinically validated regulatory element that is designed to enhance expression of CFI. GT005 is currently delivered via subretinal surgery, including with the use of our Orbit SDS in certain cohorts of our FOCUS study.

ITR = inverse terminal repeat; CAG = CAG promotor; CMV = CMV promotor; CFI = complement factor I; WPRE = Woodchuck Hepatitis Virus (WHP) Posttranscriptional Regulatory Element which is a DNA sequence that, when transcribed creates a tertiary structure enhancing expression; bGHpA = poly A signal.

Pre-Clinical Data

We have assessed the pharmacology of GT005 through multiple preclinical in vitro and in vivo studies, in which we observed CFI expression and secretion of functionally active protein. In addition, we have evaluated GT005 in homologous models of complement activation, and demonstrated that this CFI expression significantly reduced complement-mediated lesion development in a dose-dependent fashion at doses that directly scale to those used in the first-in-human FOCUS clinical trial. We have also demonstrated that GT005 was well tolerated in good laboratory practice, or GLP, toxicology studies in two species. Specifically, GT005 demonstrated in these preclinical studies:

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Favorable toxicology profile. We assessed safety and tolerability of GT005 in both a single dose study by subretinal administration in a murine model and a confirmatory toxicology study in non-human primates. For the toxicology study of GT005 in the murine model, results suggested GT005 was well-tolerated and identified the no-observed-adverse-effect level, or NOAEL. The NOAEL gave a significant safety margin above the highest planned dose of the FOCUS study. For the confirmatory toxicology study in the non-human primate model, the results confirmed no systemic effects of GT005. Adverse findings were generally ascribed to development of anti-drug antibodies, or ADAs, to human CFI, which are not anticipated in human treatment. In our clinical studies to date, we have not observed formation of ADAs to human CFI in patients.

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Expression and secretion of functionally active CFI protein in a localized area. In a study with an in vitro cell line transduced with GT005 or a control vector, we observed successful CFI gene expression as mRNA, as measured by real-time quantitative polymerase chain reaction and translation into CFI protein, as measured by western blot. The CFI protein was observed to be secreted and was detectable in both pro-enzyme and fully processed forms. The expressed CFI was functionally active as measured by a C3b cleavage assay. We also conducted in vivo studies in a murine model, where we confirmed the expression out to six months, secretion and functional activity observed in our in vitro study, and further demonstrated this protein localized mainly to the RPE.

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Dose-dependent response on both CNV area and complement deposition that reached statistical significance for complement deposition at the high dose. We studied the pharmacologic efficacy of GT005 administered in varying dose groups subretinally four weeks prior to induction of injury in a murine model of choroidal neovascularization, or CNV. CNV lesion development has been shown to be in-part complement driven and we accordingly have chosen the laser-induced murine CNV model as a model of complement activation in the eye. The doses evaluated directly scale to the three doses used in the GT005 FOCUS clinical trial. Results demonstrated that GT005, when administered subretinally four weeks prior to induction of CNV in a murine model, significantly reduced the size of complement-mediated CNV development in a dose dependent manner.

Clinical Programs

We are currently conducting three clinical trials to evaluate GT005 in a range of GA patient populations that collectively address approximately 98% of the total GA patient population, which we have forecasted to grow to more than four million people in the United States, France, Germany, Italy, Spain and the United Kingdom by 2030. In addition, we are generating large genotyping and natural history databases in GA. Below is a summary of our clinical programs:

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FOCUS is our first-in-human, Phase I/II clinical study to establish safety, evaluate CFI expression level, dose response and impact on complement biomarkers. We dosed our first patient in FOCUS in January 2019 and have completed dose-escalation reporting positive interim results including favorable tolerability and protein expression and biomarker data. Following results from the dose-escalation cohorts in FOCUS, we initiated our two Phase II studies. We expect multiple open-label datapoints from FOCUS to be released in 2021 and 2022.

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EXPLORE is our global randomized controlled Phase II clinical trial evaluating GT005 in the CFI rare variant population. EXPLORE was initiated in August 2020 and will enroll up to 75 randomized patients from a population of patients with GA secondary to AMD with rare genetic variants of the CFI gene that are associated with low CFI levels. We expect topline data readout in the first half of 2023.

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HORIZON is our global randomized controlled Phase II trial evaluating GT005 in the broader GA population. HORIZON was initiated in November 2020 and will enroll up to 180 randomized participants from broader patient population with wider genetic variety. We have pre-specified genetic stratifications within the HORIZON trial that will enable us to evaluate efficacy across a range of genotype subpopulations with differing drivers of complement system dysfunction. We expect topline data readout in the first half of 2023.

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We are generating large genotyping and natural history databases in GA. This consists of SCOPE, our ongoing natural history study, TELESCOPE, a genotyping initiative in partnership with ophthalmologists and optometrists who diagnose GA patients, as well as genotyping initiatives with various biobanks. We believe the data generated from these initiatives will further our understanding of AMD as well as help us identify patients for enrollment in our ongoing and future interventional studies, including for our future pipeline programs.

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Long-term safety follow up study. All patients from the clinical development studies will be followed up for up to five years post-treatment to evaluate the safety and efficacy of GT005. This will generate data intended to support safety and durability of treatment effect.

FOCUS

FOCUS is our first-in-human open-label Phase I/II clinical trial designed to establish safety, demonstrate expression of CFI and the potential for impact on key complement biomarkers and support selection of doses for our Phase II studies in patients with GA secondary to AMD. As of December 2020, we have dosed 22 patients and have concluded the dose-escalation phase. Interim results from FOCUS have shown that GT005 was well-tolerated across all three doses. All three doses of GT005 demonstrated consistent, elevated and sustained expression of CFI compared to baseline in both the CFI rare variant population and broad population of patients with GA secondary to AMD. Nine out of 10 patients treated with GT005 had increases in CFI levels, with an average increase of 146% compared to baseline (p=0.02). Of the nine patients with increased CFI levels, eight showed a sustained increase in CFI levels at week 24 and beyond, with our first patient showing a sustained increase in CFI levels at 84 weeks. The most recent measurement for the ninth patient with increased CFI levels was week 12. In addition, we observed significant and sustained decreases in the vitreous levels of key proteins associated with complement over-activation (Ba and C3 breakdown proteins: C3b, iC3b and C3c). There was an average decrease of 41% in levels of the Ba protein compared to baseline at weeks 24 to 56 (n=6; p=0.03), and an average decrease of 42% in the C3 breakdown proteins compared to baseline at weeks 24 to 56 (n=9; p=0.03). These decreases were observed in patients with and without CFI rare variants. There was a significant correlation between increased CFI levels and decreases in Ba levels (p=0.03). FOCUS will continue to provide data on safety and dose response as the GT005 clinical trials progress. In total, we expect to dose approximately 60 non-randomized participants.

The primary endpoint of the FOCUS study is safety, and the secondary endpoints include change from baseline in GA lesion size and change from baseline in best corrected visual acuity scores, or BCVA, among other endpoints. Importantly, we are also assessing for changes in various complement factor levels over time. The study is being conducted in four parts, divided into seven cohorts with three different dose levels and two methods of subretinal surgical delivery, each of which are described in the graphic below. The patients entered into FOCUS include both the GA population of patients with rare variants in the CFI gene resulting in low level CFI, as well as patients from the broad population of patients with GA secondary to AMD. In all cases, patients in FOCUS will be followed for up to five years post-treatment. We reported interim data in February 2021, and expect to report multiple datapoints in 2021 and 2022.

The FOCUS study is enrolling adult patients with bilateral GA secondary to AMD with total GA lesions size in the study eye greater than or equal to 1.25mm2 and less than or equal to 17.5mm2. Cohorts 1 through 3 were the dose escalation cohorts, and Cohorts 4 through 7 are the dose expansion cohorts. Patients in cohorts 1 through 4 of the FOCUS study are dosed with GT005 using a traditional subretinal approach, the standard pars plana vitrectomy procedure. Patients in cohorts 5 through 7 are dosed with GT005 using Orbit SDS. A robust surgical training plan has been developed with the aim to ensure consistency and quality across all surgical sites. Each patient will have treatment performed in one eye, with the patients’ worse visual acuity eye being the study eye and the other eye serving as the comparator.

Initial Safety and Tolerability Data

Dose escalation cohorts 1 through 3 and initial patients from the dose expansion cohort 4 of the FOCUS study showed that all three dose levels were well-tolerated (n=19). No treatment-related SAEs were reported. One possible GT005-related AE of special interest was observed, which was suspected choroidal neovascularization of moderate intensity that was successfully treated with anti-VEGF therapy. This is consistent with the well-documented progression of patients with dry AMD to wet AMD in approximately 10-15% patients. In addition, there were 12 AEs considered to be related to the surgical procedure, the majority of these were mild (9/12 mild; 3/12 moderate).

In addition, no GT005-related adverse functional or anatomical ocular findings were noted. Initial data show no signs of GT005-related inflammation. GT005 treatment was associated with clinically benign immunogenicity. Serological analysis showed pre-existing AAV2 antibodies present in 9 out of 12 patients but titers did not increase post therapy. No antibodies to CFI were detected at baseline or post therapy. Assessment of T-cell immunogenicity to AAV2 showed pre-existing immune responses in 2 out of 11 patients but no increases were detected post-

therapy. There was no association of immune response with AEs. To date, no vector shedding was found in tears, saliva, urine or blood using a qPCR assay. We have improved the sensitivity of our vector shedding assay and re-analysis of samples is underway.

In the FOCUS study, we evaluated visual acuity to ensure no deterioration following treatment, however we intend to evaluate baseline change in visual acuity in patients as an efficacy endpoint in HORIZON and EXPLORE. As can be seen in the diagram below, eight treated patients for whom we have 48-week data post-surgery and administration of GT005 showed preservation of visual acuity.

Mean (95% CI) BCVA change from Baseline

Initial CFI Expression and Durability Data

Our initial Phase I data from FOCUS demonstrated favorable tolerability data, across all three doses, as well as consistent, elevated and sustained levels of CFI expression. Nearly all patients (n=9/10) for which data have been analyzed as of December 2020 showed increases in vitreal CFI levels. Nine out of 10 patients treated with GT005 had increases in CFI levels, with an average increase of 146% compared to baseline (p=0.02). Of the nine patients with increased CFI levels, eight showed a sustained increase in CFI levels at week 24 and beyond, with our first patient showing a sustained increase in CFI levels at 84 weeks. The most recent measurement for the ninth patient with increased CFI levels was week 12. While patients generally demonstrated an increase in CFI response following treatment, one patient out of ten showed a decrease in CFI levels from baseline at up to 30 weeks. We continue to examine potential causes for this outlier result.

Dose Response and Durability	Increase in CFI Levels from Baseline

To date, we have analyzed data on three CFI rare variant patients treated with GT005 using the low and medium doses for which 24 weeks or more of data as of December 2020 was available. All three patients showed a robust and sustained elevation in CFI levels that brought them within the normalized range. Our first patient saw a doubling in CFI levels that was sustained to 84 weeks. All three of these rare variant patients continue to be followed up.

CFI Vitreous Levels Increase in Rare Variant Patients to Normal Range

In addition, we have analyzed data on six non-rare variant patients dosed with GT005 in the medium and high doses for which 24 weeks or more of data as of December 2020 was available. With the exception of the one outlier, all of the other five non-rare variant patients showed sustained and elevated levels of CFI. In particular, patients treated with the high dose of GT005 on average demonstrated a significant increase in CFI levels by an additional 800mg of CFI compared to baseline. As demonstrated by the research done by the late Professor Sir Peter Lachmann, one of our founders, it has been shown ex vivo that supplementation of CFI is able to lower AMD risk levels, regardless of underlying genotype.

CFI Vitreous Levels Increased in 5/6 Broad GA Patients

Initial Complement Activity Data

In addition to observing increased in vitreous CFI levels, we also observed both a significant reduction in Ba levels as well as significant decreases in C3 breakdown products. Ba levels are a key indicator for regulation of the complement AP amplification loop whereas levels of C3 breakdown products are key indicators for the complement AP breakdown. In FOCUS patients, there was an average decrease of 41% in Ba levels at weeks 24-56 compared to baseline (n=6; p=0.03), and an average decrease of 42% in the C3 breakdown proteins, C3b, iC3b and C3c, at weeks 24-56 compared to baseline (n=9; p=0.03). Decreases in Ba and C3 breakdown products were observed in both the broad GA and CFI rare variant patients.

Ba (baseline corrected) in Vitreous humour (%)	C3b/iC3b/C3c (baseline corrected) in Vitreous humour (%)

Data as of December 2020

The assay used for Ba and C3 breakdown products measurements are standard and validated

Statistical analysis: Wilcoxon matched pairs test (post treatment compared to baseline); Data shown as Mean SD

A significant correlation was also observed between increased CFI levels and decreases in Ba levels (p=0.03).

Correlation ΔCFI and ΔBa (post-Treatment)

Data as of December 2020

Statistical analysis: Spearman correlation; Data used: latest available data point up to week 56 for individual patients

FOCUS will continue to provide open-label data on safety, tolerability, dose-response and pharmacodynamics. In total, we expect to dose approximately 60 non-randomized participants. Based on these initial results, we have commenced our EXPLORE and HORIZON Phase II studies in the CFI rare variant and broad population of patients with GA secondary to AMD, respectively.

EXPLORE

EXPLORE is our ongoing Phase II outcomes assessor-masked, global, randomized controlled, study designed to demonstrate proof of concept on the endpoint of rate of progression of GA in patients with GA secondary to AMD over 48 weeks in the CFI rare variant GA population. We estimate that patients with GA who have rare variants in their CFI gene represent a meaningful patient population of more than 100,000 patients within the United States, France, Germany, Italy, Spain and the United Kingdom, or approximately 3% of the total GA population, which we have forecasted to grow to more than four million people in the United States, France, Germany, Italy, Spain and the United Kingdom by 2030. EXPLORE will evaluate the safety and efficacy of two different doses of GT005 administered as a single subretinal injection in patients with GA secondary to AMD and to inform dose selection for Phase III clinical development of GT005. EXPLORE was initiated in August 2020 and is designed to enroll up to 75 randomized participants from a population of patients with GA secondary to AMD with rare genetic variants of the CFI gene that are associated with low CFI levels. The primary endpoint is change from baseline to week 48 in GA area as measured by fundus fluorescence. Secondary endpoints include frequency of treatment emergent AEs, change on ophthalmic examination, change in imaging modalities and change in best corrected visual acuity. Patients will be followed for up to 86 weeks post-intervention. We have received FDA Fast Track designation for GT005 for treatment of the population being evaluated in EXPLORE and expect topline data readout in the first half of 2023.

Patients enrolled in the EXPLORE study are randomized into one of three study arms. Patients in Arm 1 receive a low dose, patients in Arm 2 receive a high dose and patients in Arm 3 serve as an untreated control. Following randomization, study investigators will be informed of the participant’s treatment assignment, and a study eye is selected. The eye with the worse visual acuity will be selected as the study eye. If visual acuity is equivalent in both eyes, the eye with largest area of GA will be the study eye, unless the patient, in consultation with the surgeon, expresses an alternative preference. GT005 will be delivered via a standard pars plana vitrectomy procedure. Patients will be stratified by GA lesion size as measured by fundus fluorescence. Follow up visits will occur at weeks 12, 24, 36 and 48. All patients will be assessed for the occurrence of AEs at each visit and will undergo functional visual and retinal imaging and anatomical assessments and biological sampling. At completion of 86-week follow up, all patients will be provided the opportunity to continue in our planned ORACLE long-term follow up study.

HORIZON

HORIZON is our ongoing Phase II, outcomes assessor-masked, randomized global study designed to demonstrate proof of concept on the endpoint of rate of progression of GA over 48 weeks in a broad population of approximately 95% of patients with GA secondary to AMD with at least one genetic variant in a complement gene, and to inform dose selection for Phase III clinical development of GT005. HORIZON was initiated in November 2020 and will enroll up to 180 randomized participants. We then stratify these patients according to pre-specified genetic criteria within this study that enable us to evaluate efficacy across a range of genotype subpopulations with differing drivers of complement system dysfunction.

Patients will be followed for up to 86 weeks post-intervention. The primary endpoint is change from baseline to week 48 in GA area as measured by fundus fluorescence. Secondary endpoints include frequency of treatment emergent AEs, change on ophthalmic examination, change in imaging modalities and change in best corrected visual acuity, among others. We have received FDA Fast Track designation for GT005 for the treatment of the population being evaluated in HORIZON and expect topline data readout in the first half of 2023.

Patients enrolled in the HORIZON study are randomized into one of three study arms. Patients in Arm 1 receive a medium dose, patients in Arm 2 receive a high dose and patients in Arm 3 serve as an untreated control. Following randomization, study investigators will be informed of the participant’s treatment assignment, and a study eye is selected. The eye with the worse visual acuity will be selected as the study eye. If visual acuity is equivalent in both eyes, the eye with largest area of GA will be the study eye, unless the patient, in consultation with the surgeon, expresses an alternative preference. GT005 will be delivered via a standard pars plana vitrectomy procedure. Patients will be stratified by GA lesion size as measured by fundus fluorescence (≤10 mm2 or >10 mm2). Follow up visits will occur at weeks 12, 24, 36 and 48. All participants will be assessed for the occurrence of AEs at each visit and will undergo functional visual and retinal imaging and anatomical assessments and biological sampling. At completion of 86 week follow up, all patients will be provided the opportunity to continue in our planned ORACLE long-term follow up study.

ORACLE

Patients from HORIZON and EXPLORE clinical trials will be invited to participate in ORACLE, our long-term follow up study. Participating patients will be followed for up to 5 years post-treatment to evaluate the safety and efficacy of GT005. This will generate data to support safety and durability of treatment effect.

Genotyping and Natural History Initiatives

We are conducting large genotyping and natural history initiatives in GA. Our first initiative is SCOPE, our genotyping and natural history study, which commenced in 2019. The data generated from SCOPE allow us to build upon our understanding of both the genetics and the pathology of AMD. We have and continue to identify patients from SCOPE eligible to enroll into our FOCUS, EXPLORE and HORIZON interventional studies, and plan to do so as well for future programs with non-CFI targets, such as for our GT011 program. Genotyping is currently performed by CROs under contract and quality agreement in Clinical Laboratory Improvement Amendments, or CLIA, certified laboratories. We may need to further develop our genotyping to create a companion diagnostic for GT005 or GT011, and we plan to discuss our strategy with FDA and other regulatory authorities as part of clinical development.

In 2019, we expanded the breadth of our genotyping efforts by initiating TELESCOPE, our genotyping initiative in partnership with ophthalmologists and optometrists who diagnose GA patients. We have also partnered with multiple national biobanks for additional genotyping data. By expanding our genotyping efforts with these specialists and biobanks, we are able to generate additional data on earlier stages of dry AMD and to further broaden our ability to identify patients with genetic variants for whom our investigational gene therapies may have utility. Through our genotyping and natural history efforts, we are identifying patients with CFI rare variants, as well as other complement gene variants, and characterizing their phenotype and disease progression.

We believe these initiatives will serve as an important source of patient identification and enrollment for our ongoing and future clinical trials while simultaneously generating a valuable dataset characterizing the genetics, biomarkers and disease progression associated with GA. As of the end of 2020, approximately 3,000 patients have had their samples genotyped. Of these, we have identified approximately 100 patients with CFI rare variants, including from biobank samples. In total, we currently expect to genotype up to 8,000 GA patients through our genotyping initiatives. Recruitment remains ongoing.

Manufacturing

Since our inception, we have made and continue to make significant financial and human resources investments in our manufacturing strategy, and we believe the development of our proprietary end-to-end suspension manufacturing process will support our expanding clinical program and mid- to long-term needs. To achieve our initial development strategy for GT005, we appointed a contract development and manufacturing organization, or CDMO, to manufacture lots for our toxicology studies and FOCUS clinical study using an off-the-shelf adherent platform manufacturing process. We believe the same lot of GT005 drug product will be sufficient to supply our EXPLORE and HORIZON clinical studies.

In parallel to advancing our clinical development program, we have designed and are continuing to develop and scale a robust in-house manufacturing platform, which we believe will enable us to meet the demand of a Phase III program and commercialization of GT005. We have invested in establishing internal process and analytical development chemistry and manufacturing controls, or CMC, capabilities to establish a proprietary end-to-end suspension manufacturing platform. This platform has reproducibly demonstrated recovery of 60% at 200L scale, which we believe to be industry-leading, and has been used to manufacture two rAAV serotypes with different transgenes. The suspension manufacturing platform offers additional advantages over adherent or other manufacturing platforms, such as baculovirus, by not requiring helper virus stocks, requiring no human or animal derived components and utilizing single use bioreactors, which are more transferrable, scalable and controllable. With our proprietary suspension process, we can generate a single 200L suspension batch with demonstrated yields up to 3,000 doses for clinical supply and potentially 5,000 doses at launch. Through ongoing process development, we continue to optimize and scale-out manufacturing to potentially 4x200L scale in a single campaign thereby potentially yielding 20,000 doses per run. In 2020, we met with regulatory authorities in the United States and Germany to discuss our suspension process and GT005 comparability strategy. After receiving their feedback, we intend to introduce suspension-manufactured GT005 to clinical trials in 2021.

Our rAAV drug products are currently stored, distributed and held at treatment centers all at <-65 °C. To simplify the supply chain logistics and reduce costs, we are developing a formulation that potentially enables distribution and storage at 2-8 °C.

We believe these investments in our manufacturing capabilities will add further value to our ongoing and potential future programs and commercialization.

Orbit Subretinal Delivery System

Orbit SDS is our proprietary device for the delivery of medicines to the subretinal space. We believe that Orbit SDS provides us with the ability to further scale the use of GT005 to the patient population with GA secondary to AMD. Our innovative Orbit SDS technology provides a differentiated method for surgeons to reach the subretinal space through the insertion of a microneedle within a cannula, allowing precision dosing and obviating the need for vitrectomy or perforation of the retina. Orbit SDS is 510(k) cleared, we have validated its manufacturing processes and we have scaled our capacity for production. We are seeking a Conformité

Européene mark, or CE mark, for the Orbit SDS which will allow us to place the device on the market in the EU and to use the device in clinical trials conducted in the EU for our investigational gene therapy products. We anticipate receiving a decision on our CE mark application in 2021. We expect to utilize the Orbit SDS for our own therapies, and are evaluating the Orbit SDS for delivery of GT005 in Part 3 of our ongoing FOCUS trial.

Delivery of gene therapy to the subretinal space maximizes transduction of target retinal cells and minimizes off target effects such as inflammation and immune response. Other methods of delivery to the retina are indirect, require higher doses, can cause inflammation, and may elicit an immune response. We believe the Orbit SDS provides an attractive and scalable alternative to the traditional transvitreal subretinal delivery method, which requires a vitrectomy as shown in the diagram below. The diagram on the left shows the traditional transvitreal subretinal delivery method, while the diagram on the right shows the Orbit SDS delivery method.

While vitrectomies are common surgical procedures that the majority of retina specialists perform to conduct repairs such as removal of scar tissue and laser repair of retinal detachments, removal of the vitreous has been shown to lead to complications such as cataracts. In older patients 60-98% will develop clinically significant cataracts within two years after vitrectomy surgery. Another potential challenge when using the traditional transvitreal subretinal delivery method for delivery of gene therapy is potential efflux of the therapy into the vitreous.

Our innovative Orbit SDS proprietary delivery device represents a differentiated approach that is designed to deliver gene therapy with precision and predictability to larger patient populations, such as people suffering from GA. The procedure enables delivery of precise dosage to the subretinal space, while preserving the integrity of the vitreous and retina, eliminating the need for a vitrectomy and associated efflux into the vitreous. By improving precision and predictability and reducing intraoperative variables, we believe the Orbit SDS will provide a standardized subretinal delivery procedure that can scale to address the broad GA population.

Integration of Orbit SDS into FOCUS

In October 2020, we began using the Orbit SDS to deliver GT005 to patients in our FOCUS study starting with Cohort 5 as contemplated by the study protocol. This procedure replaced the use of a traditional transvitreal subretinal delivery method used in the previous cohorts. Cohort 5 of the FOCUS study has enrolled three participants at the mid dose and Cohort 6 will enroll three participants at the high dose, to evaluate the safety of GT005 treatment when delivered by Orbit SDS.

The use of Orbit SDS in FOCUS is designed to evaluate whether GT005 delivered with the Orbit SDS device, in combination with professional education and training for the end-user clinicians, has the potential to improve the surgical outcomes of gene therapy treatments for AMD and other large-scale ophthalmic indications over current delivery techniques. The initial safety evaluation of GT005 administered with the Orbit SDS in Part 3 of the FOCUS study is expected to be completed by                 .

Surgical Training

Consistently executed surgeon and staff training is integral to ensuring surgical procedures are standardized and scalable. We have built surgical training capabilities to support reduced intraoperative variabilities and provide a standardized procedure that can be scaled to a larger patient population, for both Orbit SDS procedures and standard transvitreal subretinal access procedures. Our training program is designed based on significant experience in training program development and training execution as well as input from retina surgeons, and includes online modular content and wetlab surgical skills development as learning modalities. Our surgical training team employs several surgical technical experts in the United States and United Kingdom who conduct initial training of surgeons and site staff and support patient cases throughout our clinical trial program. To execute on FOCUS, EXPLORE and HORIZON, we intend to train and certify a number of surgical sites and continue to support surgeries as patients are treated with GT005.

Our training program on the standard transvitreal subretinal procedure for our EXPLORE and HORIZON trials includes standardization of the bleb creation and delivery of gene therapy product into the subretinal space, critical to ensuring consistency and standardization of procedures. Training on our Orbit SDS procedure in cohorts of our FOCUS trial is designed to ensure that surgeons and their support staff have been thoroughly trained on the use of the Orbit SDS device and the standardized procedure for subretinal access.

Preclinical Programs

In addition to our clinical development of GT005, we are progressing multiple gene therapy programs through preclinical development with targets for dry AMD that include FHL1, a splice variant of CFH, and targets for wet AMD that include our bicistronic program, which is intended to address multiple biological pathways associated with AMD within one rAAV construct. Our preclinical strategy is focused on following the evolving understanding of the role of genetics in ophthalmology to find new targets within AMD and other ophthalmic diseases.

GT011: Investigational Gene Therapy for the Treatment of GA Secondary to AMD

GT011 is our second investigational gene therapy for the treatment of GA secondary to AMD. Like GT005, GT011 targets the alternative pathway of the complement system; however, GT011 is designed to induce expression of FHL1. GT011 is an rAAV vector construct that encodes a human FHL1 transgene. In the broad population of patients with GA secondary to AMD, variants in CFH and particularly those in the region common to FHL1 are known to be among the highest risk factors for AMD. The CFH and FHL1 variant population represents approximately 40% of the total GA population, which we have forecasted to grow to more than four million people in the United States, France, Germany, Italy, Spain and the United Kingdom by 2030. Our internal analysis from SCOPE indicates that people with rare variants in the FHL1 region are at a higher risk for disease compared to people with variants in the remainder of the full length CFH. We believe GT011 has the potential for targeted benefit for patients with underlying CFH variants that represent some of the highest risk factors for AMD. We believe by targeting FHL1, GT011 can provide similar benefits to a gene therapy targeting CFH, while being approximately one third the size of the full-length CFH gene. This smaller size provides potential advantages for FHL1 over CFH as a target for use in gene therapy, for example by allowing the full length sequence to fit into the expression cassette without the need for truncation or dual vector strategies.

FHL1 is the predominant complement regulator on the Bruch’s membrane. The Bruch’s membrane separates the retina and choroid regions of the eye and is a critical site for the onset and progression of AMD. FHL1, due to its smaller size, has the ability to traverse the Bruch’s membrane, unlike CFH. The ability to traverse the Bruch’s membrane enables FHL1 to provide anti-inflammatory activity to the choroid as well. As a result, we believe that FHL1 may provide potential benefits to patients with earlier stages of dry AMD.

We are currently contemplating the use of an AAV8 vector for this program. In addition, we are evaluating an alternative construct utilizing an AAV2 vector. We expect to progress only one of these programs into clinical development.

Below are the highlights for GT011:

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GT011 has potential for enhanced therapeutic benefit in a large genetic sub-group of around 40% of those affected by GA secondary to AMD. Genetics play a key role in the pathogenesis AMD, and we believe that GT011 may have a targeted benefit for patients with underlying CFH variants that represent some of the highest risk factors for AMD. Furthermore, we have identified a number of dry AMD patients with CFH variants in our SCOPE natural history study and other genotyping initiatives.

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GT011 shows FHL1 expression and secretion of functionally active protein in in vitro and in vivo pre-clinical models: We have assessed GT011 through multiple preclinical in vitro and in vivo studies, in which we observed FHL1 expression and secretion of functionally active protein. In addition, we have evaluated an early (non-codon optimized) GT011 candidate in a model of complement activation, and plan to further characterize the ocular distribution of the FHL1 protein in animal studies. Two further in vivo expression and efficacy studies are ongoing with data expected in                 , and if positive, will support evaluating GT011 in a GLP toxicology, biodistribution and shedding study later in                 .

•	GT011 IND submission planned for 1H 2022. Our goal is to complete the in-life section of GLP toxicology study by and to submit an IND to the FDA in the first half of 2022.

Our Early-Stage Development Programs

Our earlier stage programs are focused on following the evolving understanding of the role of genetics in ophthalmology to find new targets within AMD and other ophthalmic diseases. In addition to GT005 and GT011, we have active internal research efforts ongoing to explore additional complement targets. We have a bicistronic, preclinical gene therapy program targeting wet AMD designed to address multiple biological pathways associated with AMD, within one rAAV construct. By utilizing a gene therapy modality, our bicistronic program is intended to reduce the treatment burden to patients and the compliance issues associated with frequent anti-VEGF therapy, thus potentially improving long-term patient outcomes.

We are also exploring diseases beyond AMD. In December 2020, we announced a sponsored research agreement with the University of Pennsylvania and Dr. Jean Bennett, the F.M. Kirby Professor of Ophthalmology at the Perelman School of Medicine, to explore specific gene therapy targets for glaucoma, optic neuritis and retinitis pigmentosa, which combined impact millions of people around the world.

We believe that novel therapies require unique delivery solutions to maximize their therapeutic potential for different disease areas. To support our gene therapy portfolio, we have developed and received 510(k) clearance for our proprietary delivery system, the Orbit SDS. To enhance our delivery capabilities, we continue to invest in and to explore new delivery technologies, including novel capsids, delivery instruments, gene therapy technologies, and therapeutic formulations.

Competition

The biotechnology and pharmaceutical industries, including the gene therapy field, are characterized by rapidly changing technologies, significant competition and a strong emphasis on intellectual property. We face substantial competition from many different sources, including large and specialty pharmaceutical and biotechnology companies, academic research institutions, government agencies and public and private research institutions.

We are aware of a number of companies focused on developing ophthalmic gene therapies, including 4-D Molecular Therapeutics, Adverum and REGENXBIO, among others. Furthermore, we are aware of multiple companies developing treatments for GA secondary to AMD, including Apellis, Gemini, Hemera, IVERIC bio, NGM Biopharmaceuticals and Roche, among others. Any advances in gene therapy technology made by a competitor may be used to develop therapies that could compete against any of our investigational gene therapies.

GT005 is the only gene therapy actively enrolling patients in Phase II clinical testing for GA secondary to AMD. While there are competitive clinical programs targeting the complement pathway for GA secondary to AMD, nearly all of these clinical programs are monthly or bi-monthly intravitreal injections that seek to inhibit the complement system. By contrast, GT005 is uniquely intended as a one-time gene therapy that restores balance to an overactive complement system. The clinical programs targeting the complement pathway include:

•	APL-2 (Apellis): C3 inhibitor, pegylated peptide, monthly or bi-monthly IVT injection; phase III

•	Zimura (IVERIC Bio): C5 inhibitor, pegylated aptamer, monthly IVT injection; phase III

•	siRNA Factor B (IONIS/Roche): FB Blockade, ligand conjugated (LICA), monthly subcutaneous injection; phase II

•	GEM103 (Gemini): Recombinant Factor H protein, monthly IVT injection; phase IIa

•	NGM621 (NGM Biopharmaceuticals): C3 inhibitor, antibody, monthly or bi-monthly IVT injection; phase II

•	RO7171009 (Genentech): HtrA1 inhibitor, antibody, monthly or bi-monthly IVT injection; phase II

•	CD59 (Janssen, rights from Hemera): MAC formation, gene therapy, one-time IVT injection; phase I/II

We are also aware that several other companies, including Alkeus Pharmaceuticals Inc., Allegro Ophthalmics, LLC, Allergan Inc., Astellas Pharma Inc., Boehringer Ingelheim, EyePoint Pharmaceuticals, Inc., Genentech, Lineage Cell Therapeutics, Inc., Regenerative Patch Technologies, LLC and Stealth BioTherapeutics Corp. (working in collaboration with Alexion Pharmaceuticals, Inc.), are pursuing development programs for the treatment GA or dry AMD using different mechanisms of action outside of the complement system.

Many of our potential competitors, alone or with their strategic partners, have substantially greater financial, technical and other resources than we do, such as larger research and development, clinical, commercial and manufacturing organizations. Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated among a smaller number of competitors. Our commercial opportunity could be reduced or eliminated if competitors develop and commercialize gene therapies that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any gene therapies that we may develop. Competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. Additionally, technologies developed by our competitors may render our potential investigational gene therapies uneconomical or obsolete, and we may not be successful in marketing our investigational gene therapies against competitors. Conversely, positive data from clinical trials conducted by our competitors, particularly with respect to those acting through targets within the complement system, could benefit the regulatory development of our own investigational gene therapies.

Intellectual Property

Our success depends in part upon our ability to protect our technology and intellectual property. To protect our intellectual property rights, we primarily rely on patents and trade secret laws, confidentiality procedures, and employee disclosure and invention assignment agreements. Our intellectual property is critical to our business and we strive to protect it through a variety of approaches, including by obtaining and maintaining patent protection in various countries for our investigational gene therapies, Orbit SDS, novel biological discoveries, manufacturing and analytical processes, and other inventions that are important to our business. Although we in-license a pending U.S. patent application and foreign issued patents and pending patent applications directed to GT005, as of December 9, 2020, such pending U.S. patent application has not issued as a patent, and we do not otherwise own or in-license any issued patents in the United States with claims directed to GT005. Further we do not own any pending patent applications or issued patents with claims directed to GT005 in or outside of the United States.

The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. No consistent policy regarding the scope of claims allowable in patents in the field of genetic therapy has emerged in the United States and in Europe, among other countries. Changes in the patent laws and rules, either by legislation, judicial decisions, or regulatory interpretation in other countries may diminish our ability to protect our inventions and enforce our intellectual property rights, and more generally could affect the value of our intellectual property. In particular, our ability to stop third parties from making, using, selling, offering to sell, importing or otherwise commercializing any of our patented inventions, either directly or indirectly, will depend in part on our success in obtaining, defending and enforcing patent claims that cover our technology, inventions and improvements. We cannot be sure that any patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any of our existing patents or any patents that may be granted to us in the future will be commercially useful in protecting our investigational gene therapies and Orbit SDS and the methods used to manufacture them. Moreover, our issued patents and those that may issue in the future may not guarantee us the right to practice our technology in relation to the commercialization of our investigational gene therapies and Orbit SDS. The area of patent and other intellectual property rights in biotechnology is an evolving one with many risks and uncertainties, which may prevent us from commercializing our investigational gene therapies, including GT005, Orbit SDS and future investigational gene therapies and devices and practicing our proprietary technology.

Our issued patents and those that may issue in the future may be challenged, narrowed, circumvented or invalidated, which could limit our ability to stop competitors from marketing related platforms or product candidates or limit the length of the term of patent protection that we may have for our investigational gene therapies, including GT005, Orbit SDS and future investigational gene therapies and devices. In addition, the rights granted under any issued patents may not provide us with complete protection or competitive advantages against competitors with similar technology. Furthermore, our competitors may independently develop similar technologies that achieve similar outcomes but with different approaches. For these reasons, we may have competition for our investigational gene therapies. Moreover, the time required for development, testing and regulatory review of our investigational gene therapies may shorten the length of effective patent protection following commercialization. For this and other risks related to our proprietary technology, inventions, improvements, platforms and investigational gene therapies, please see the section entitled “Risk Factors—Risks Related to Our Intellectual Property.”

Patent Portfolio

As of March 31, 2021, we own 17 issued U.S. patents, 12 pending U.S. non-provisional patent applications, 78 issued foreign patents, including in Europe, Australia, China, Japan, Russia and Singapore, 65 pending foreign patent applications, including in Europe, Australia, Brazil, Canada, China, Hong Kong, Israel, India, Japan, South Korea, Russia, Saudi Arabia and Singapore, and three Patent Cooperation Treaty, or PCT, patent applications and we exclusively license three issued U.S. patents, three pending U.S. non-provisional patent applications, 39 issued foreign patents, including in Europe, Canada, Hong Kong, Mexico and Turkey, and 29 pending foreign patent applications, including in Europe, Australia, Brazil, Canada, China, Hong Kong, Israel, India, Japan, Korea, Mexico, New Zealand, Russia, Saudi Arabia, Singapore and South Africa.

The patent portfolios for GT005, GT011 and Orbit SDS as of December 9, 2020 are summarized below.

GT005

As of March 31, 2021, we exclusively license from Syncona one pending U.S. non-provisional patent application, 35 issued foreign patents, including in Europe, Hong Kong, Mexico and Turkey, and 13 pending foreign patent applications, including in Europe, Australia, Brazil, Canada, China, India, Israel, Japan, Korea, New Zealand, Russia, Saudi Arabia, Singapore and South Africa, relating to gene therapy constructs comprising nucleic acid sequences encoding for Complement Factor I which include claims directed to GT005. These in-licensed patents and pending applications, if issued, are expected to expire as early as 2036, in each case without taking into account any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees. One such issued European patent relating to rAAV vectors for use in the treatment or prevention of age-related macular degeneration was subject to an opposition proceeding. While the European Patent Office Opposition Division maintained the patent in amended form, such decision may be appealed to the Boards of Appeal and it is uncertain when or in what manner the Boards of Appeal will act on any such appeal. For more information on risks relating to this opposition proceeding, see “Risk Factors—Risks Related to Our Intellectual Property.”

GT011

As of March 31, 2021, we own one PCT patent application relating to an isolated polynucleotide comprising a nucleotide sequence encoding a codon-optimized Complement Factor H Like-1, which includes claims directed to GT011. Any U.S. non-provisional patent applications or national phase patent applications timely filed based on this PCT patent application, if issued, are expected to expire as early as 2039, in each case without taking into account any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

Orbit SDS

As of March 31, 2021, we own five issued U.S. patents, three pending U.S. non-provisional patent applications, 27 issued foreign patents, including in Europe, China, Japan and Singapore, 26 pending foreign patent applications, including in Europe, Australia, Brazil, Canada, China, Hong Kong, Israel, India, Japan, Korea, Russia, Saudi Arabia and Singapore, and one PCT patent relating to Orbit SDS. Such issued patents and pending patent applications include claims directed to several component parts of Orbit SDS, including the Orbit subretinal injector, curved needles for use in the injector and the magnetic pad assembly used to secure the Orbit subretinal injector to a patient forehead. These patents and patent applications, if issued, are expected to expire as early as 2035 and 2040, in each case assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees. We have granted a collaborator an exclusive option to negotiate an exclusive license to commercialize Orbit SDS solely for the subretinal delivery of retinal pigmented epithelium cells for the treatment of dry AMD.

We cannot predict whether the patent applications we pursue or license will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide any protection from competitors. Even if our pending patent applications are granted as issued patents, those patents, as well as any patents we license from third parties now or in the future, may be challenged, circumvented or invalidated by third parties. Consequently, we may not obtain or maintain adequate patent protection for any of our programs and investigational gene therapies.

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the earliest date of filing of a non-provisional patent application. In the United States, the patent term of a patent that covers a FDA-approved drug or biologic may also be eligible for patent term extension, which permits patent term restoration as compensation for the patent term lost during FDA regulatory review process. The Hatch-Waxman Act permits a patent term extension of up to five years beyond the expiration of the patent. The length of the patent term extension is related to the length of time the drug or biologic is under regulatory review. Patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent applicable to an approved drug or biologic may be extended and only those claims covering the approved drug or biologic, a method for using it, or a method for manufacturing it may be extended. Similar provisions are available in Europe and other foreign jurisdictions to extend the term of a patent that covers an approved drug or biologic. In the future, if our investigational gene therapies receive FDA approval, we expect to apply for patent term extensions where applicable on patents covering those products. We plan to seek patent term extensions to any of our issued patents in any jurisdiction where these are available, however there is no guarantee that the applicable authorities, including the USPTO in the United States, will agree with our assessment of whether these extensions should be granted, and if granted, the length of these extensions.

Trademarks

As of March 31, 2021, we own trademark registrations for GYROSCOPE in the U.S. and Europe and trademark registration applications in the U.S. and Europe for ORBIT and ORBIT SDS.

Trade Secrets and Proprietary Information

In addition to our reliance on patent protection for our inventions, investigational gene therapies and research programs, we also rely on trade secrets, know-how, confidentiality agreements and continuing technological innovation to develop and maintain our competitive position. For example, some elements of manufacturing processes, proprietary assays, analytics techniques and processes and knowledge gained through clinical experience such as administration and management of patients, are based on unpatented trade secrets and know-how that are not publicly disclosed. Although we take steps to protect our proprietary information and trade secrets, including through contractual means with our employees, advisors and consultants, these agreements may be breached and we may not have adequate remedies for any breach. In addition, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology. As a result, we may not be able to meaningfully protect our trade secrets. It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information concerning our business or financial affairs developed or made known to the individual or entity during the course of the party’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreements provide that all inventions conceived of by the individual during the course of employment, and which relate to or are reasonably capable or being used in our current or planned business or research and development are our exclusive property. For our employees in the United Kingdom, in addition to invention assignment agreements, we also rely on statutory rights to inventions created by such employees. In addition, we take other appropriate precautions, such as physical and technological security measures, to guard against misappropriation of our proprietary technology by third parties. However, such agreements and policies may be breached and we may not have adequate remedies for such breaches. For more information regarding the risks related to our intellectual property, see “Risk Factors—Risks Related to Our Intellectual Property.”

Collaborations and License Agreements

Syncona License Agreement

In May 2016, we entered into an exclusive patent license agreement with Syncona Management LLP, or Syncona Management, which Syncona Management assigned to Syncona IP Holdco Limited, or Syncona IP, in

December 2016, and which we and Syncona IP have subsequently amended and restated. We refer to such agreement, as assigned and amended, as the Syncona License Agreement. Pursuant to the Syncona License Agreement, Syncona IP grants us an exclusive, worldwide license under certain patents and patent applications relating to recombinant AAV Complement Factor I products and methods of use, including patent rights directed to GT005, to (i) exploit such patents and patent applications in ocular indications, (ii) grant Freeline Therapeutics Limited, or Freeline, an affiliate company under common control by Syncona, an exclusive sublicense to exploit such patent rights in connection with rAAV Complement Factor I products that are delivered by peripheral vein infusion, direct administration to the liver via hepatic vessels, or via intraparenchymal administration direct to the liver, in each case where gene or Complement Factor I expression is primarily in the liver and (iii) grant Purespring Therapeutics Limited, or Purespring, an affiliate company under common control by Syncona, an exclusive sublicense to exploit such patent rights in connection with rAAV Complement Factor I products that are delivered to the kidney and where gene or Complement Factor I expression is primarily in the kidney (we refer to such fields collectively as the Gyroscope Field). Pursuant to the Syncona License Agreement, we granted Syncona IP a worldwide, non-exclusive license under certain patents licensed to us by Cambridge Enterprise Limited, or CE, for use outside of the Gyroscope Field. If we desire to expand the Gyroscope Field, we and Syncona IP are required to discuss such expansion in good faith.

Upon execution of the Syncona License Agreement, we granted Syncona LLP, an affiliate of Syncona Management, 750,000 of our ordinary B shares and Syncona LLP paid the par value for the shares at £0.00001 per share. We are responsible for all patent prosecution and maintenance costs incurred in connection with the licensed patents and patent applications. We are also required to pay Syncona IP a low single-digit percentage royalty, subject to certain customary reductions, on net sales of products covered by a valid claim of a licensed patent. Our royalty obligations continue on a country-by-country and product-by-product basis until the expiration of the last valid claim included in the licensed patents covering such product in such country. However, we are not required to pay Syncona IP any royalty on any rAAV Complement Factor I product that is delivered by peripheral vein infusion, direct administration to the liver via hepatic vessels, or via intraparenchymal administration direct to the liver, in each case where gene or Complement Factor I expression is primarily in the liver or on any rAAV Complement Factor I product that is delivered to the kidney and where gene or Complement Factor I expression is primarily in the kidney. We are additionally required to pay Syncona IP a sub-teen percentage of all royalty payments received by us from our sublicensees of the intellectual property licensed to us from Syncona IP in the ocular field and all net payments received by us as consideration for the sublicenses of the intellectual property licensed to us from Syncona IP granted to Freeline and Purespring.

Under the Syncona License Agreement, we are required to use commercially reasonable endeavors to develop a therapeutic product to deliver complement factors via subretinal injection of rAAV. Unless terminated earlier, the Syncona License Agreement continues until the later of the date on which all licensed patents have expired or been revoked and the date of expiry of the Freeline and Purespring sublicenses. Either party may terminate the Syncona License Agreement if the other party is in material breach, subject to a cure period, or is subject to insolvency. Upon expiration, the licenses granted under the Syncona License Agreement will become fully paid-up, perpetual and irrevocable. Upon termination, the licenses granted under the Syncona License Agreement will terminate; however, except in the case of Syncona IP’s termination for our material breach, we have the right to continue to sell and use any unused inventory of products covered by the licensed patents. Upon termination, the licenses granted by us to Syncona IP will also terminate; however, except in the case of our termination for Syncona IP’s material breach, Syncona IP has the right to continue to sell and use any unused inventory of products covered by the patents licensed by us to Syncona IP. Upon termination, at Syncona IP’s request, we are required to negotiate in good faith the terms of an agreement to enable Syncona IP to arrange for the further exploitation of the technology embodied in the licensed patents and patent applications and products covered by such licensed patents and patent applications, as they exist as of the date of termination. In the event of termination of the Freeline License Agreement or the Purespring License Agreement, the applicable licensed field under the Syncona License Agreement will revert to Syncona IP.

Cambridge License Agreement

In May 2016, we entered into an exclusive patent and non-exclusive know-how license agreement with CE, which we refer to as the Cambridge License Agreement, pursuant to which CE grants us an exclusive, worldwide license under certain patents and patent applications relating to treatment of complement-mediated disorders to exploit such patents and patent applications in any field. CE additionally grants us an exclusive, worldwide license to use certain know-how that relates to the use of complement factor C3 for diagnostic purposes and a non-exclusive, worldwide license to use certain other know-how to develop, manufacture and commercialize products in any field. The licenses to us are subject to certain non-commercial, academic rights retained by the Chancellor, Masters and Scholars of the University of Cambridge and Sydney Children’s Hospitals Network.

Upon execution of the Cambridge License Agreement, we granted CE one million of our ordinary B shares and CE paid the par value for the shares at £0.00001 per share. We additionally were required to reimburse CE for patent prosecution costs incurred prior to execution and are responsible for all patent prosecution and maintenance costs incurred in connection with the licensed patents and patent applications. We are required to pay CE a single-digit percentage royalty, subject to certain customary reductions, on net sales, whether by us or our sublicensees, of products covered by a valid claim of a licensed patent. Our royalty obligations to CE further extend to products covered by valid claims of a certain patent filed by Syncona relating to systematic rAAV Complement Factor I products that are delivered by peripheral vein infusion. Our royalty obligations continue on a country-by-country and product-by-product basis until the expiration of the last valid claim included in the licensed patents covering such product in such country. We are additionally required to pay CE up to a six digit figure in development and regulatory milestone payments in the aggregate.

Under the Cambridge License Agreement, we are required to use commercially reasonable endeavors to develop a Complement Factor I therapy. Unless terminated earlier, the Cambridge License Agreement continues until the later of the date on which all licensed patents have expired or been revoked and the tenth anniversary of the first commercial sale of a licensed product. CE may terminate the Cambridge License Agreement if we fail to comply with our development obligations, subject to a cure period. Either party may terminate the Cambridge License Agreement if the other party is in material breach, subject to a cure period, or is subject to insolvency. Upon expiration, the licenses granted to us under the Cambridge License Agreement will become fully paid-up, perpetual and irrevocable. Upon termination, the licenses granted to us under the Cambridge License Agreement will terminate, except in the case of CE’s termination for our material breach where we have the right to continue to sell and use any unused inventory of products covered by the licensed patents or know-how. Upon termination, at CE’s request, we are required to negotiate in good faith the terms of an agreement to enable CE to arrange for the further exploitation of the technology embodied in the licensed patents, patent applications and know-how and products covered by such licensed patents, patent applications and know-how, as they exist as of the date of termination.

Asset Purchase Agreement with Janssen

In March 2018, our subsidiary, Orbit Biomedical Limited, or Orbit, entered into an asset purchase agreement with Janssen Biotech, Inc., or Janssen, and which Orbit assigned to us in November 2019. We refer to such agreement, as assigned, as the Janssen Agreement. Pursuant to the Janssen Agreement, Janssen assigned to us all of its rights to certain patent rights, trademarks, inventory, equipment, contracts and records related to Janssen’s subretinal delivery system instruments for pharmaceutical products, or SDS Instruments. The assets acquired under the Janssen Agreement are used in connection with Orbit SDS. Certain employees of Janssen who focused on the development of SDS Instruments joined our company to continue to advance the device.

Pursuant to the Janssen Agreement, Janssen additionally grants us an exclusive, perpetual, transferable, worldwide, paid-up, royalty-free, assignable, sublicensable license to certain data for the sole purpose of exploiting SDS Instruments, the purchased assets and derivatives thereof.

Under the Janssen Agreement, Janssen granted us and our affiliates and representatives an indemnity for any losses arising from any breach of certain representations made in the Janssen Agreement, including representations that the transfer of assets under the Janssen Agreement will not violate any contract to which Janssen is a party or to which the purchased assets are subject and representations that Janssen possesses good and marketable title to all purchased assets, including the intellectual property and the SDS Instruments transferred to us under the agreement. Certain of these indemnity obligations survive until the expiration of the applicable statute of limitations. Janssen’s indemnification obligation with respect to such representations is subject to limitations, including a cap of $4.5 million plus the amount of any contingent payments made by us to

Janssen in most circumstances and a cap of $10.0 million in cases of fraud. In January 2021, we provided a notice for indemnification under this provision regarding our litigation with ISCI. For more information regarding our litigation with ISCI, please see “Business—Legal Proceedings.”

In consideration, we paid Janssen an upfront purchase price and were required to make a contingent milestone payment to Janssen in connection with a certain development milestone event, which we paid to Janssen in August 2019. In addition, we are also required to pay Janssen contingent payments equal to the aggregate of the following amounts earned by us or our affiliates: (i) a low-double digit percentage, subject to certain reductions, of (a) any income generated by the sale or use of SDS Instruments, including Orbit SDS, (b) any upfront, maintenance, milestone, royalty or similar payments earned by the grant of rights to SDS Instruments or the patents or trademarks transferred by the Janssen Agreement, or (c) any consideration received in respect of the sale, license or transfer of any asset purchased under the Janssen Agreement, and (ii) a mid-single digit percentage, subject to certain reductions, of net sales generated by our therapeutics programs or other products intended to be used with SDS Instruments or other instruments covered by the patents or trademarks transferred by the Janssen Agreement. We may be required to make such contingent payments on sales of Orbit SDS. Our obligation to pay such contingent payments will not exceed a low eight figure amount, which cap does not include the contingent milestone payment we made in August 2019. After we reach such cap, our obligation to pay such contingent payments will cease. Under the terms of the Janssen Agreement, we are required to use commercially reasonable efforts to take such actions as could result in the contingent payments.

Government Regulation

In the United States, the FDA regulates biological products, including gene therapy products, under the Federal Food, Drug, and Cosmetic Act, or FDCA, and the Public Health Service Act, or PHSA. The FDCA, PHSA and their implementing regulations govern, among other things, the research, development, testing, manufacturing, safety, efficacy, labeling, packaging, storage, record keeping, distribution, reporting, advertising and promotion of biological products. Before conducting human studies with an investigational gene therapy, the sponsor must notify FDA through the IND application process. Upon completion of clinical studies, the sponsor submits a Biologics License Application, or BLA, to the FDA, which then determines whether the product should be approved for marketing. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources and we may not be able to obtain the required regulatory approvals.

Within the FDA, the Center for Biologics Evaluation and Research, or CBER, regulates gene therapy products. Within CBER, the review of gene therapy and related products is consolidated in the Office of Tissues and Advanced Therapies, or OTAT, and the FDA has established the Cellular, Tissue and Gene Therapies Advisory Committee, or CTGTAC, a panel of medical and scientific experts and consumer representatives, to advise CBER on its reviews. CBER works closely with the National Institutes of Health, or NIH, and its Novel and Exception Technology and Research Advisory Committee, or NExTRAC, which makes recommendations to the NIH on gene therapy issues and engages in a public discussion of scientific, safety, ethical and societal issues related to proposed and ongoing gene therapy protocols. Although the FDA has approved only a limited number of human gene therapy products for marketing, it has provided guidance for the development of gene therapy products. This guidance includes a growing body of guidance documents on Chemistry, Manufacturing and Controls, or CMC, clinical investigations and other areas of gene therapy development, all of which are intended to facilitate the industry’s development of gene therapy products.

Ethical, social and legal concerns about gene therapy, genetic testing and genetic research could result in additional regulations restricting or prohibiting the processes we may use. Federal and state agencies, congressional committees and foreign governments have expressed interest in further regulating biotechnology. More restrictive regulations or claims that our investigational gene therapies are unsafe or pose a hazard could delay or prevent us from obtaining regulatory approval for any of our investigational gene therapies. It is impossible to predict whether legislative changes will be enacted, regulations, policies or guidance changed, or interpretations by agencies or courts changed, or what the impact of such changes, if any, may be.

Overview of U.S. Biological Products Development Process

Any product candidate must be approved by the FDA before it may be legally marketed in the United States. The process required by the FDA before a biological product candidate may be marketed in the United States generally involves the following:

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completion of preclinical animal and laboratory tests and in vivo studies in accordance with the FDA’s Good Laboratory Practice, or GLP, regulations and applicable requirements for the humane use of laboratory animals or other applicable regulations;

•	submission to the FDA of an IND application, which allows human clinical trials to begin unless FDA objects and imposes a clinical hold within 30 days;

•	approval by an independent institutional review board, or IRB, for each clinical site before each clinical trial may be initiated;

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performance of adequate and well-controlled human clinical trials according to the FDA’s Good Clinical Practice, or GCP, regulations, and any additional requirements for the protection of human research subjects and their health information, to establish the safety and efficacy of the proposed biological product candidate for its intended use;

•	preparation and submission to the FDA of a BLA for marketing approval that includes substantial evidence of safety, purity and potency from results of nonclinical testing and clinical trials;

•	review of the product by a FDA advisory committee, if applicable;

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satisfactory completion of a FDA inspection of the manufacturing facility or facilities where the biological product candidate is produced to assess compliance with cGMP requirements and to assure that the facilities, methods and controls are adequate to preserve the biological product candidate’s identity, safety, strength, quality, potency and purity;

•	potential FDA audit of the preclinical and clinical trial sites that generated the data in support of the BLA;

•	FDA review and acceptance of labeling for the product setting out the prescribing information; and

•	payment of user fees as applicable and FDA review and approval, or licensure, of the BLA.

Before testing any biological product candidate in humans, including a gene therapy product candidate, the product candidate must undergo preclinical testing. Preclinical tests, also referred to as nonclinical studies, include laboratory evaluations of product chemistry, toxicity and formulation, as well as in vivo studies in animals to assess the potential safety and activity of the product candidate and to establish a rationale for therapeutic use. The conduct of the preclinical tests must comply with federal regulations and requirements including GLPs.

An IND is an exemption under the law that allows an unapproved product candidate to be shipped in interstate commerce for use in an investigational clinical trial and a request for FDA authorization to administer such investigational product to humans. Such authorization must be secured prior to interstate shipment and administration of any product candidate that is not the subject of an approved BLA. In support of a request for an IND, the clinical trial sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND. Some preclinical testing may continue even after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA places the clinical trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. With gene therapy protocols, if the FDA allows the IND to proceed, but the NExTRAC decides that full public review of the protocol is warranted, the FDA will request at the completion of its IND review that sponsors delay initiation of the protocol until after completion of the NExTRAC review process. The FDA also may impose clinical holds on a biological product candidate at any time before or during clinical trials due to safety concerns or non-compliance. If the FDA imposes a clinical hold, clinical trials may not recommence without FDA authorization and then only under terms authorized by the FDA. Accordingly, we cannot be sure that submission of an IND will result in the FDA allowing clinical trials to commence, or that, once begun, issues will not arise that suspend or terminate such trials.

Human Clinical Trials under an IND

Clinical trials involve the administration of the biological product candidate to healthy volunteers or patients under the supervision of qualified investigators, who generally are physicians not employed by, or under, the control of the trial sponsor. Clinical trials are conducted under written study protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria and the parameters to be used to monitor subject safety, including stopping rules that assure a clinical trial will be stopped if certain adverse events should occur. Each protocol and any amendments to the protocol must be submitted to the FDA as part of the IND. Clinical trials must be conducted and monitored in accordance with the FDA’s regulations comprising the GCP requirements, including the requirement that all research participants provide informed consent.

Further, each clinical trial must be reviewed and approved by an IRB at or servicing each institution at which the clinical trial will be conducted. An IRB is charged with protecting the welfare and rights of trial participants and considers items such as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the study protocol and the form and content of the informed consent that must be signed by each clinical trial subject, or their legal representative, and must monitor the clinical trial until completed.

A sponsor may choose, but is not required, to conduct a clinical trial at sites outside the United States under an IND. When a foreign clinical trial is conducted under an IND, all FDA IND requirements must be met unless waived. When a foreign clinical trial is not conducted under an IND, the sponsor must ensure that the study complies with certain regulatory requirements of the FDA in order to use the study as support for an IND or application for marketing approval or licensing. In particular, such studies must be conducted in accordance with GCP, including review and approval by an IRB or independent ethics committee, or IEC, and informed consent from participants. The FDA must be able to validate the data through an onsite inspection, if deemed necessary by the FDA.

Some trials are overseen by an independent group of qualified experts organized by the trial sponsor, known as a data safety monitoring board or committee, or DSMB. This group provides authorization as to whether or not a trial may move forward at designated check points based on access that only the group maintains to available data from the study.

In addition to the submission of an IND to the FDA before initiation of a clinical trial in the United States, certain human clinical trials involving recombinant or synthetic nucleic acid molecules had historically been subject to review by the Recombinant DNA Advisory Committee, or RAC, of the NIH, Office of Biotechnology Activities, or the OBA, pursuant to the NIH Guidelines for Research Involving Recombinant DNA Molecules, or NIH Guidelines. While the NIH Guidelines are not mandatory unless the research in question being conducted at or sponsored by institutions receiving NIH funding of recombinant or synthetic nucleic acid molecule research, many companies and other institutions not otherwise subject to the NIH Guidelines voluntarily follow them. On August 17, 2018, the NIH issued a notice in the Federal Register and issued a public statement proposing changes to the oversight framework for gene therapy trials, including changes to the applicable NIH Guidelines to modify the roles and responsibilities of the RAC with respect to human clinical trials of gene therapy products, and requesting public comment on its proposed modifications. During the public comment period, which closed October 16, 2018, the NIH announced that it will no longer accept new human gene transfer protocols for review as a part of the protocol registration process or convene the RAC to review individual clinical protocols. In April 2019, NIH announced the updated guidelines, which reflect these proposed changes, and clarified that these trials will remain subject to the FDA’s oversight and other clinical trial regulations, and oversight at the local level will continue as set forth in the NIH Guidelines. Specifically, under the NIH Guidelines, supervision of human gene transfer trials includes evaluation and assessment by an institutional biosafety committee, or IBC, a local institutional committee that reviews and oversees research utilizing recombinant or synthetic nucleic acid molecules at that institution. The IBC assesses the safety of the research and identifies any potential risk to public health or the environment, and such review may result in some delay before initiation of a clinical trial. Further, NIH renamed the RAC the Novel and Exceptional Technology and Research Advisory Committee, or NExTRAC, and revised its role to provide recommendations to the NIH Director and a public forum for the discussion of the scientific, safety, and ethical issues associated with emerging biotechnologies.

Human clinical trials typically are conducted in three sequential phases that may overlap or be combined:

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Phase I. The biological product candidate initially is introduced into a small number of healthy human participants and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an early understanding of its effectiveness. In the case of some product candidates for severe or life-threatening diseases, especially when it would be unethical to administer the product candidate to healthy volunteers, the initial human testing is often conducted in patients. Phase I clinical trials of gene therapies are typically conducted in patients rather than healthy volunteers.

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Phase II. The biological product candidate is evaluated in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product candidate for specific targeted diseases and to determine dosage tolerance, optimal dosage and dosing schedule.

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Phase III. Phase III clinical trials are commonly referred to as “pivotal” trials, which typically denotes a trial which presents the data that the FDA or other relevant regulatory agency will use to determine whether or not to approve a biological product. In Phase III clinical trials, the biological product candidate is administered to an expanded patient population, generally at multiple geographically dispersed clinical trial sites in adequate and well-controlled clinical trials to generate sufficient data to statistically confirm the potency, dosage, clinical efficacy and safety of the product for approval. These clinical trials are intended to establish the overall risk/benefit ratio of the product candidate and provide an adequate basis for product labeling.

Post-approval clinical trials, sometimes referred to as Phase IV clinical trials, may be conducted after initial approval. These clinical trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication, particularly for long-term safety follow-up. The FDA may require such trials as a condition of product approval.

During all phases of clinical development, regulatory agencies require extensive monitoring and auditing of all clinical activities, clinical data and clinical trial investigators. Annual progress reports detailing the results of the clinical trials must be submitted to the FDA.

Written IND safety reports must be promptly submitted to the FDA, NIH and the investigators for: serious and unexpected adverse events; any findings from other trials, in vivo laboratory tests or in vitro testing that suggest a significant risk for human participants; or any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must submit an IND safety report within 15 calendar days after the sponsor determines that the information qualifies for reporting. The sponsor also must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction within seven calendar days after the sponsor’s initial receipt of the information.

The FDA or the sponsor or its DSMB may suspend a clinical trial at any time on various grounds, including upon a finding that the research participants or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the biological product candidate has been associated with unexpected serious harm to patients.

Additional Regulation for Gene Therapy Clinical Trials

In addition to the regulations discussed above, there are a number of additional standards that apply to clinical trials involving the use of gene therapy. The FDA has issued various guidance documents regarding gene therapies, which outline additional factors that the FDA will consider at each of the above stages of development and relate to, among other things: the proper preclinical assessment of gene therapies; the CMC information that should be included in an IND application; the proper design of tests to measure product potency in support of an IND or BLA application; and measures to observe delayed adverse effects in participants who have been exposed to investigational gene therapies when the risk of such effects is high. Further, the FDA usually recommends that sponsors observe participants for potential gene therapy-related delayed adverse events for a 15-year period, including a minimum of five years of annual examinations followed by ten years of annual queries, either in person or by questionnaire.

Compliance with cGMP Requirements

Manufacturers of biologics must comply with applicable cGMP requirements, including quality control and quality assurance and maintenance of records and documentation. Manufacturers and others involved in the manufacture and distribution of such products also must register their establishments with the FDA and certain state agencies. Sites in the United States that manufacture products intended to be distributed in the EU are subject to inspections by the competent authority in the importing EU country to ensure compliance with cGMP requirements. Both domestic and foreign manufacturing establishments must register and provide additional information to the FDA upon their initial participation in the manufacturing process. Establishments may be subject to periodic, unannounced inspections by government authorities to ensure compliance with cGMP requirements and other laws. Discovery of problems may result in a government entity placing restrictions on a product, manufacturer or holder of an approved BLA, and may extend to requiring withdrawal of the product from the market. The FDA will not approve a BLA unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications.

Concurrent with clinical trials, companies usually complete additional preclinical studies and must also develop additional information about the physical characteristics of the biological product candidate, as well as finalize a process for manufacturing the product candidate in commercial quantities in accordance with cGMP requirements. To help reduce the risk of the introduction of adventitious agents or of causing other adverse events with the use of biological products, the PHSA emphasizes the importance of manufacturing control for products whose attributes cannot be precisely defined. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other requirements, the sponsor must develop methods for testing the identity, strength, quality, potency and purity of the final biological product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the biological product candidate does not undergo unacceptable deterioration over its shelf life.

U.S. Review and Approval Processes

The results of the preclinical tests and clinical trials, together with detailed information relating to the product’s CMC and proposed labeling, among other things, are submitted to the FDA as part of a BLA requesting approval to market the product for one or more indications.

Under the Prescription Drug User Fee Act, or PDUFA, as amended, each BLA must be accompanied by a user fee, unless a waiver or exemption applies. The FDA adjusts the PDUFA user fees on an annual basis. The PDUFA also imposes an annual product fee for biologics and an annual establishment license fee on facilities used to manufacture prescription biologics. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on BLAs for product candidates designated as orphan drugs, unless the product candidate also includes a non-orphan indication.

The FDA reviews a BLA within 60 days of submission to determine if it is substantially complete before the agency accepts it for filing. The FDA may refuse to file any BLA that it deems incomplete or not properly reviewable at the time of submission and may request additional information. In that event, the BLA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth, substantive review of the BLA.

The FDA reviews the BLA to determine, among other things, whether the proposed product candidate is safe and potent, or effective, for its intended use, has an acceptable purity profile and whether the product candidate is being manufactured in accordance with cGMP to assure and preserve the product candidate’s identity, safety, strength, quality, potency and purity. The FDA may refer applications for novel biological products or biological products that present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving a BLA, the FDA will inspect the facilities at which the product candidate is manufactured. The FDA will not approve the product candidate unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product candidate within required specifications. Additionally, before approving a BLA, the FDA typically will inspect one or more clinical trial sites to assure that the clinical trials were conducted in compliance with IND requirements and GCP requirements.

On the basis of the BLA and accompanying information, including the results of the inspection of the manufacturing facilities, the FDA may issue an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the biological product with specific prescribing information for specific indications and other conditions of use. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing or information in order for the FDA to reconsider the application. If and when those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the BLA, the FDA will issue an approval letter.

Under the Pediatric Research Equity Act, or PREA, a BLA or supplement to a BLA for a novel product (e.g., new active ingredient, new indication, etc.) must contain data to assess the safety and effectiveness of the biological product for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers. Unless otherwise required by regulation, PREA does not apply to any biological product for an indication for which orphan designation has been granted.

If a product candidate receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling. The FDA may impose restrictions and conditions on product distribution, prescribing or dispensing in the form of a risk evaluation and mitigation strategy, or REMS, or otherwise limit the scope of any approval. In addition, the FDA may require post-marketing clinical trials, sometimes referred to as Phase IV clinical trials, designed to further assess a biological product’s safety and effectiveness, and testing and surveillance programs to monitor the safety of approved products that have been commercialized.

The FDA has agreed to specified performance goals in the review of BLAs under PDUFA. One such goal is to review standard BLAs for new molecular entities in ten months after the FDA accepts the BLA for filing, and priority BLAs in six months, whereupon a review decision is to be made. The FDA does not always meet its PDUFA goal dates for standard and priority BLAs and its review goals are not binding and are subject to change from time to time. The review process and the PDUFA goal date may be extended by three months if the FDA requests or the BLA sponsor otherwise provides additional information or clarification regarding information already provided in the submission within the last three months before the PDUFA goal date.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may designate a biological product as an “orphan drug” if it is intended to treat a rare disease or condition (generally meaning that it affects fewer than 200,000 individuals in the United States, or more in cases in which there is no reasonable expectation that the cost of developing and making a biological product available in the United States for treatment of the disease or condition will be recovered from sales of the product). Orphan product designation must be requested before submitting a BLA. After the FDA grants orphan product designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan product designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

Orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers. If a product with orphan status receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan product exclusivity for that use, meaning that the FDA may not approve any other applications to market the same drug or biological product for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity or if the party holding the exclusivity fails to assure the availability of sufficient quantities of the drug to meet the needs of patients with the disease or condition for which the drug was designated. Competitors, however, may receive approval of different products for the same indication for which the orphan product has exclusivity or obtain approval for the same product but for a different indication for which the orphan product has exclusivity. Orphan medicinal product status in the European Union has similar, but not identical, benefits.

Expedited Development and Review Programs

The FDA is authorized to expedite the review of BLAs in several ways:

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Fast Track designation. Under the Fast Track program, the sponsor of a biological product candidate may request the FDA to designate the product for a specific indication as a Fast Track product concurrent with or after the filing of the IND. Biological products are eligible for Fast Track designation if they are intended to treat a serious or life-threatening condition and demonstrate the potential to address unmet medical needs for the condition. Fast Track designation applies to the combination of the product candidate and the specific indication for which it is being studied. In addition to other benefits, such as the ability to have greater interactions with the FDA, the FDA may initiate review of sections of a Fast Track BLA before the application is complete, a process known as rolling review. Any product submitted to the FDA for marketing, including under a Fast Track program, may be eligible for other types of FDA programs intended to expedite development and review, such as breakthrough therapy designation, priority review and accelerated approval.

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Breakthrough therapy designation. To qualify for the breakthrough therapy program, product candidates must be intended to treat a serious or life-threatening disease or condition and preliminary clinical evidence must indicate that such product candidates may demonstrate substantial improvement on one or more clinically significant endpoints over existing therapies. The FDA will seek to ensure the sponsor of a breakthrough therapy product candidate receives: intensive guidance on an efficient drug development program; intensive involvement of senior managers and experienced staff on a proactive, collaborative and cross-disciplinary review; and a rolling review.

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Priority review. A product candidate is eligible for priority review if it treats a serious condition and, if approved, it would be a significant improvement in the safety or effectiveness of the treatment, diagnosis or prevention of a serious condition compared to marketed products. For a new molecular entity, the FDA aims to complete its review of priority review applications within six months of the 60-day filing date as opposed to 10 months for standard review.

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Accelerated approval. Drugs or biological products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval. Accelerated approval means that a product candidate may be approved on the basis of adequate and well-controlled clinical trials establishing that the product candidate has an effect on a surrogate endpoint that is reasonably likely to predict a clinical benefit, or on the basis of an effect on a clinical endpoint other than survival or irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity and prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, FDA generally requires that a sponsor of a drug or biological product candidate receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials to confirm benefit. In addition, expedited withdrawal procedures apply to products under accelerated approval, and FDA currently requires advance submission of promotional materials as a condition of accelerated approval.

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Regenerative medicine advanced therapy designation: As part of the 21st Century Cures Act, enacted in December 2016, Congress amended the FDCA to facilitate an efficient development program for, and expedite review of regenerative medicine therapies, which include certain cell and gene therapies, therapeutic tissue engineering products, human cell and tissue products, and combination products using any such therapies or products, except for those regulated solely under section 361 of the PHSA and 21 CFR Part 1271. This program is intended to facilitate efficient development and expedite review of regenerative medicine therapies, which are intended to treat, modify, reverse, or cure a serious or life-threatening disease or condition and qualify for regenerative medicine advanced therapy, or RMAT, designation. A drug sponsor may request that FDA designate a drug as a RMAT concurrently with or at any time after submission of an IND. FDA has 60 calendar days to determine whether the drug meets the criteria, including whether there is preliminary clinical evidence indicating that the drug has the potential to address unmet medical needs for a serious or life-threatening disease or condition. A BLA for a regenerative medicine therapy that has received RMAT designation may be eligible for priority review or accelerated approval through use of surrogate or intermediate endpoints reasonably likely to predict long-term clinical benefit, or reliance upon data obtained from a meaningful number of sites. Benefits of RMAT designation also include early interactions with FDA to discuss any potential surrogate or intermediate endpoint to be used to support accelerated approval. A regenerative medicine therapy with RMAT designation that is granted accelerated approval and is subject to post-approval requirements may fulfill such requirements through the submission of clinical evidence from clinical trials, patient registries, or other sources of real world evidence, such as electronic health records; the collection of larger confirmatory data sets; or post-approval monitoring of all patients treated with such therapy prior to its approval.

Fast Track designation, breakthrough therapy designation, priority review, accelerated approval and RMAT designation do not change the standards for approval but may expedite the development or review process.

Post-approval Requirements

Rigorous and extensive FDA regulation of biological products continues after approval, particularly with respect to cGMP requirements. Manufacturers are required to comply with applicable requirements in the cGMP regulations, including quality control and quality assurance and maintenance of records and documentation. Other post-approval requirements applicable to biological products include reporting of cGMP deviations that may affect the identity, potency, purity and overall safety of a distributed product, record-keeping requirements, reporting of adverse effects, reporting updated safety and efficacy information and complying with electronic record and signature requirements. After a BLA is approved, the product also may be subject to official batch release. If the product is subject to official release by the FDA, the manufacturer submits samples of each batch of product to the FDA, together with a release protocol, showing a summary of the history of manufacture of the batch and the results of all tests performed on the lot. The FDA also may perform certain confirmatory tests on lots of some products before releasing the lots for distribution. In addition, the FDA conducts laboratory research related to the regulatory standards on the safety, purity, potency and effectiveness of biological products.

A sponsor also must comply with the FDA’s advertising and promotion requirements, such as the prohibition on promoting products for uses or in patient populations that are not described in the product’s approved labeling (known as “off-label use”) and the requirement to include important safety information in promotion to balance claims of a product’s benefits. Discovery of previously unknown problems or the failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market as well as possible civil or criminal sanctions. In addition, changes to the manufacturing process or facility generally require prior FDA approval before being implemented and other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval.

Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant or manufacturer to administrative or judicial civil or criminal actions, expensive and time-consuming investigations, and adverse publicity. These actions could include refusal to approve pending applications or supplemental applications, withdrawal of an approval, clinical hold, suspension or termination of a clinical trial by an IRB, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines or other monetary penalties, refusals of government contracts, mandated corrective advertising or communications with healthcare providers or patients, debarment, restitution, disgorgement of profits or other civil or criminal penalties.

U.S. Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of FDA approval of product candidates, some of a sponsor’s U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, or Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during the product development and FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period generally is one-half the time between the effective date of an IND and the submission date of a BLA less any time the sponsor did not act with due diligence during the period, plus the time between the submission date of a BLA and the approval of that application less any time the sponsor did not act with due diligence during the period. Only one patent applicable to an approved biological product is eligible for the extension, only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended, and the application for the extension must be submitted prior to the expiration of the patent. Moreover, a given patent may only be extended once based on a single product. The United States Patent and Trademark Office, or USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration.

A biological product can obtain pediatric market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months of regulatory exclusivity added to other existing exclusivity periods. This six-month exclusivity, which for a biological product runs from the end of other exclusivity protection, may be granted based on the voluntary completion of a pediatric study in accordance with a FDA-issued “Written Request” for such a study and commonly accepted scientific principles and procedures.

The PPACA, signed into law on March 23, 2010, includes the BPCIA, which created an abbreviated approval pathway for biological products shown to be similar to, or interchangeable with, a FDA-licensed reference biological product. Biosimilarity, which requires that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity and potency, can be shown through analytical studies, animal studies and a clinical trial or trials. Interchangeability requires that a product is biosimilar to the reference product and the product must demonstrate that it can be expected to produce the same clinical results as the reference product and, for products administered multiple times, the biologic and the reference biologic may be switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic.

A reference biological product is granted four- and 12-year exclusivity periods from the time of first licensure of the product. FDA will not accept an application for a biosimilar or interchangeable product based on the reference biological product until four years after the date of first licensure of the reference product, and FDA will not approve an application for a biosimilar or interchangeable product based on the reference biological product until twelve years after the date of first licensure of the reference product. “First licensure” typically means the initial date the particular product at issue was licensed in the United States. Date of first licensure does not include the date of licensure of (and a new period of exclusivity is not available for) a biological product if the licensure is for a supplement for the biological product or for a subsequent application by the same sponsor or manufacturer of the biological product (or licensor, predecessor in interest, or other related entity) for a change (not including a modification to the structure of the biological product) that results in a new indication, route of administration, dosing schedule, dosage form, delivery system, delivery device or strength, or for a modification to the structure of the biological product that does not result in a change in safety, purity or potency. Therefore, one must determine whether a new product includes a modification to the structure of a previously licensed product that results in a change in safety, purity or potency to assess whether the licensure of the new product is a first licensure that triggers its own period of exclusivity. Whether a subsequent application, if approved, warrants exclusivity as the “first licensure” of a biological product is determined on a case-by-case basis with data submitted by the sponsor.

The BPCIA is complex and continues to be interpreted and implemented by the FDA. In addition, recent government proposals have sought to reduce the 12-year reference product exclusivity period. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. As a result, the ultimate implementation and impact of the BPCIA is subject to significant uncertainty.

FDA Regulation of Devices and Companion Diagnostics

Under the FDCA, drug delivery devices and in vitro diagnostics, including companion diagnostics, are regulated as medical devices. In the United States, the FDCA and its implementing regulations, and other federal and state statutes and regulations govern, among other things, medical device design and development, preclinical and clinical testing, premarket clearance or approval, registration and listing, manufacturing, labeling, storage, advertising and promotion, sales and distribution, export and import and post-market surveillance.

Before a new medical device, or a new intended use for an existing medical device, can be marketed in the United States, a company must first submit and receive either 510(k) clearance, de novo classification, or PMA approval from the FDA, unless an exemption applies. In the 510(k) clearance process, before a device may be marketed, the FDA must determine that a proposed device is substantially equivalent to a legally-marketed predicate device, which includes a device that has been previously cleared through the 510(k) process, a device that was legally marketed prior to May 28, 1976 (pre-amendments device), a device that was originally on the U.S. market pursuant to an approved PMA and later down-classified, or a 510(k)-exempt device. To be substantially equivalent, the proposed device must have the same intended use as the predicate device, and either (a) have the same technological characteristics as the predicate device or (b) have different technological characteristics, not raise different questions of safety or effectiveness than the predicate device and be demonstrated as safe and effective as the predicate device. 510(k) submissions are subject to a user fee; for federal fiscal year 2021 the standard fee is $12,432 and the small business fee is $3,108. FDA has a performance goal to act on 510(k) submissions within 90 days, excluding days in which the applicant’s response to a request for additional information from FDA is pending.

The PMA process, including the gathering of clinical and preclinical data and the submission to and review by the FDA, can take several years or longer. It involves a rigorous premarket review during which the applicant must prepare and provide the FDA with valid scientific evidence demonstrating reasonable assurance of the device’s safety and effectiveness and information about the device and its components regarding, among other things, device design, manufacturing and labeling. PMA applications are subject to an application fee, which exceeds $250,000 for most PMAs; for federal fiscal year 2021, the standard fee for review of a PMA is $365,657 and the small business fee is $91,414.

In August 2014, the FDA issued final guidance clarifying the requirements that will apply to approval of therapeutic products and in vitro companion diagnostics. According to the guidance, for novel drugs, that require a companion diagnostic, the companion diagnostic device and its corresponding therapeutic should be approved or cleared contemporaneously by the FDA for the use indicated in the therapeutic product’s labeling. Approval or clearance of the companion diagnostic device will ensure that the device has been adequately evaluated and has adequate performance characteristics in the intended population. In July 2016, the FDA issued a draft guidance intended to assist sponsors of the drug therapeutic and in vitro companion diagnostic device on issues related to co-development of the products. The FDA previously has required in vitro companion diagnostics intended to select the patients who will respond to the product candidate to obtain a PMA simultaneously with approval of the therapeutic product candidate.

A clinical trial is typically required for a PMA application and, in some cases, the FDA may require a clinical study to support a 510(k) submission. A manufacturer that wishes to conduct a clinical study involving the device is subject to the FDA’s investigational device exemption, or IDE, regulation. The IDE regulations distinguish between significant and non-significant risk device studies, and the procedures for obtaining approval to begin the study differ accordingly. Also, some types of studies are exempt from the IDE regulations. A significant risk device presents a potential for serious risk to the health, safety or welfare of a subject, and includes devices that are substantially important in diagnosing, curing, mitigating or treating disease or in preventing impairment to human health. Studies of devices that pose a significant risk require both FDA approval of an IDE application and an IRB approval prior to initiation of a clinical study. Many companion diagnostics are considered significant risk devices due to their role in diagnosing a disease or condition. Non-significant risk devices are devices that do not pose a significant risk to the human subjects. A non-significant risk device study requires only IRB approval prior to initiation of a clinical study. Device clinical trials are also subject to additional FDA requirements relating to informed consent, monitoring, record-keeping, reporting and the submission of information regarding certain clinical trials to a public database maintained by the NIH.

After a device is placed on the market, it remains subject to significant regulatory requirements. Medical devices may be marketed only for the uses and indications for which they are cleared or approved. Both the FDA and FTC have authority over aspects of medical device promotion. Certain modifications to cleared or approved medical devices, including changes to the indications for use of the device, also require FDA review before the modified device may be marketed. For 510(k) cleared devices, a new 510(k) clearance must be obtained for any modification that could significantly affect safety or efficacy of the device or that represents a major change in the intended use. For PMA approved devices, FDA approval of a PMA supplement is required for any affecting the safety or effectiveness of the device (unless an exception applies).

Device manufacturers must also register their manufacturing establishments and list their devices with the FDA. Device manufacturers are also subject to FDA’s medical device reporting regulations, which require that a manufacturer report to the FDA if a device it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device that it markets would be likely to cause or contribute to a death or serious injury, if the malfunction were to recur, and FDA’s correction and removal reporting regulations, which require that manufacturers report to the FDA corrections or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health. A medical device manufacturer’s manufacturing processes and those of its contract manufacturers are required to comply with the applicable portions of the Quality System Regulation, or QSR, which covers the methods and documentation of the design, testing, production, processes, controls, quality assurance, labeling, packaging and shipping of medical devices. Domestic facility records and manufacturing processes are subject to periodic unscheduled inspections by the FDA. The FDA also may inspect foreign facilities that export products to the United States.

Government Regulation Outside of the United States

In addition to regulations in the United States, we are and will be subject, either directly or through third parties, to a variety of regulations in other jurisdictions governing, among other things, clinical trials and commercial sales and distribution of our investigational gene therapies, if approved.

Whether or not we obtain FDA approval for a product, we must obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of the product in those countries. Certain countries outside of the United States have a similar process that requires the submission of a clinical trial application much like the IND prior to the commencement of human clinical trials. In the European Union, for example, a Clinical Trial Application, or CTA, must be submitted for each clinical trial to each country’s national health authority and an independent ethics committee, much like the FDA and an IRB, respectively. Once the CTA is approved in accordance with a country’s requirements, the corresponding clinical trial may proceed.

The requirements and process governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, the clinical trials must be conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

Regulation in the European Union

In the European Union, medicinal products, including advanced therapy medicinal products, or ATMPs, are subject to extensive pre- and post-market regulation by regulatory authorities at both the European Union and national levels. ATMPs comprise gene therapy products, somatic cell therapy products and tissue engineered products, which are cells or tissues that have undergone substantial manipulation and that are administered to human beings in order to regenerate, repair or replace a human tissue. We anticipate that our gene therapy development products would be regulated as ATMPs in the European Union.

Clinical Trials

Clinical trials of medicinal products in the European Union must be conducted in accordance with European Union and national regulations and the International Conference on Harmonization, or ICH, guidelines on GCP. Additional GCP guidelines from the European Commission, focusing in particular on traceability, apply to clinical trials of advanced therapy medicinal products. If the sponsor of the clinical trial is not established within the European Union, it must appoint an entity within the European Union to act as its legal representative. The sponsor must take out a clinical trial insurance policy, and in most European Union countries, the sponsor is liable to provide ‘no fault’ compensation to any study subject injured in the clinical trial.

Prior to commencing a clinical trial, the sponsor must obtain a clinical trial authorization from the competent authority and a positive opinion from an independent ethics committee. The application for a clinical trial authorization must include, among other things, a copy of the trial protocol and an investigational medicinal product dossier containing information about the manufacture and quality of the medicinal product under investigation. Currently, clinical trial authorization applications must be submitted to the competent authority in each EU Member State in which the trial will be conducted. Under the new Regulation on Clinical Trials, which was adopted and entered into force in 2014 but is currently expected to take effect in 2021 (or six months after the European Commission publishes notice announcing that an independent audit confirmed the full functionality of the Clinical Trials Information System), there will be a centralized application procedure where one national authority takes the lead in reviewing the application and the other national authorities have only a limited involvement. Any substantial changes to the trial protocol or other information submitted with the clinical trial applications must be notified to or approved by the relevant competent authorities and ethics committees. Medicines used in clinical trials must be manufactured in accordance with cGMP. Other national and European Union-wide regulatory requirements also apply.

During the development of a medicinal product, the EMA and national medicines regulators within the European Union provide the opportunity for dialogue and guidance on the development program. At the EMA level, this is usually done in the form of scientific advice, which is given by the Scientific Advice Working Party of the Committee for Medicinal Products for Human Use, or CHMP. A fee is incurred with each scientific advice procedure. Advice from the EMA is typically provided based on questions concerning, for example, quality (CMC testing), nonclinical testing and clinical studies, and pharmacovigilance plans and risk-management programs. Advice is not legally binding with regard to any future marketing authorization application of the product concerned.

Marketing Authorizations

In order to market a new medicinal product in the European Union, a company must submit and obtain approval from regulators of a marketing authorization application, or MAA. The process for doing this depends, among other things, on the nature of the medicinal product.

The centralized procedure results in a single marketing authorization, or MA, granted by the European Commission that is valid across the EEA (i.e., the European Union as well as Iceland, Liechtenstein, Norway and until December 31, 2020, the United Kingdom (See “Regulation in the United Kingdom” below)). The centralized procedure is compulsory for human drugs that are: (i) derived from biotechnology processes, such as genetic engineering; (ii) contain a new active substance indicated for the treatment of certain diseases, such as HIV/AIDS, cancer, diabetes, neurodegenerative diseases, autoimmune and other immune dysfunctions and viral diseases; (iii) officially designated orphan medicines and (iv) advanced-therapy medicines, such as gene therapy, somatic cell therapy or tissue-engineered medicines. The centralized procedure may at the request of the applicant also be used in certain other cases. Therefore, the centralized procedure would be mandatory for the products we are developing.

The Committee for Advanced Therapies, or CAT, is responsible in conjunction with the CHMP for the evaluation of ATMPs. The CAT is primarily responsible for the scientific evaluation of ATMPs and prepares a draft opinion on the quality, safety and efficacy of each ATMP for which a marketing authorization application is submitted. The CAT’s opinion is then taken into account by the CHMP when giving its final recommendation regarding the authorization of a product in view of the balance of benefits and risks identified. Although the CAT’s draft opinion is submitted to the CHMP for final approval, the CHMP may depart from the draft opinion, if it provides detailed scientific justification. The CHMP and CAT are also responsible for providing guidelines on ATMPs and have published numerous guidelines, including specific guidelines on gene therapies and cell therapies. These guidelines provide additional guidance on the factors that the EMA will consider in relation to the development and evaluation of ATMPs and include, among other things, the preclinical studies required to characterize ATMPs; the manufacturing and control information that should be submitted in a marketing authorization application; and post-approval measures required to monitor patients and evaluate the long term efficacy and potential adverse reactions of ATMPs. Although these guidelines are not legally binding, we believe that our compliance with them is likely necessary to gain and maintain approval for any of our investigational gene therapies.

Under the centralized procedure in the European Union, the maximum timeframe for the evaluation of a MAA by the EMA is 210 days. This excludes so-called clock stops, during which additional written or oral information is to be provided by the applicant in response to questions asked by the CHMP. At the end of the review period, the CHMP provides an opinion to the European Commission. If this opinion is favorable, the

Commission may then adopt a decision to grant an MA. In exceptional cases, the CHMP might perform an accelerated review of a MAA in no more than 150 days. This is usually when the product is of major interest from the point of view of public health and, in particular, from the viewpoint of therapeutic innovation.

The European Commission may grant a so-called “marketing authorization under exceptional circumstances.” Such authorization is intended for products for which the applicant can demonstrate that it is unable to provide comprehensive data on the efficacy and safety under normal conditions of use, because the indications for which the product in question is intended are encountered so rarely that the applicant cannot reasonably be expected to provide comprehensive evidence, or in the present state of scientific knowledge, comprehensive information cannot be provided, or it would be contrary to generally accepted principles of medical ethics to collect such information. Consequently, marketing authorization under exceptional circumstances may be granted subject to certain specific obligations, which may include the following:

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the applicant must complete an identified program of studies within a time period specified by the competent authority, the results of which form the basis of a reassessment of the benefit/risk profile;

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the medicinal product in question may be supplied on medical prescription only and may in certain cases be administered only under strict medical supervision, possibly in a hospital and in the case of a radio-pharmaceutical, by an authorized person; and

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the package leaflet and any medical information must draw the attention of the medical practitioner to the fact that the particulars available concerning the medicinal product in question are as yet inadequate in certain specified respects.

A marketing authorization under exceptional circumstances is subject to annual review to reassess the risk-benefit balance in an annual reassessment procedure. Continuation of the authorization is linked to the annual reassessment and a negative assessment could potentially result in the marketing authorization being suspended or revoked. The renewal of a marketing authorization of a medicinal product under exceptional circumstances, however, follows the same rules as a “normal” marketing authorization. Thus, a marketing authorization under exceptional circumstances is granted for an initial five years, after which the authorization will become valid indefinitely, unless the EMA decides that safety grounds merit one additional five-year renewal.

The European Commission may also grant a so-called “conditional marketing authorization” prior to obtaining the comprehensive clinical data required for an application for a full marketing authorization. Such conditional marketing authorizations may be granted for product candidates (including medicines designated as orphan medicinal products), if (i) the risk-benefit balance of the product candidate is positive; (ii) it is likely that the applicant will be in a position to provide the required comprehensive clinical trial data; (iii) the product fulfills an unmet medical need and (iv) the benefit to public health of the immediate availability on the market of the medicinal product concerned outweighs the risk inherent in the fact that additional data are still required. A conditional marketing authorization may contain specific obligations to be fulfilled by the marketing authorization holder, including obligations with respect to the completion of ongoing or new studies, and with respect to the collection of pharmacovigilance data. Conditional marketing authorizations are valid for one year, and may be renewed annually, if the risk-benefit balance remains positive, and after an assessment of the need for additional or modified conditions and/or specific obligations. The timelines for the centralized procedure described above also apply with respect to the review by the CHMP of applications for a conditional marketing authorization.

The European Union medicines rules expressly permit the EU Member States to adopt national legislation prohibiting or restricting the sale, supply or use of any medicinal product containing, consisting of or derived from a specific type of human or animal cell, such as embryonic stem cells. While the products we have in development do not make use of embryonic stem cells, it is possible that the national laws in certain EU Member States may prohibit or restrict us from commercializing our investigational gene therapies, even if they have been granted an EU marketing authorization.

Data Exclusivity and Market Exclusivity

Marketing authorization applications for generic medicinal products do not need to include the results of preclinical and clinical trials, but instead can refer to the data included in the marketing authorization of a reference product for which regulatory data exclusivity has expired. If a marketing authorization is granted for a medicinal product containing a new active substance, that product benefits from eight years of data exclusivity, during which generic marketing authorization applications referring to the data of that product may not be accepted by the regulatory authorities, and a further two years of market exclusivity, during which such generic products may not be placed on the market. The two-year period may be extended to three years if during the first eight years a new therapeutic indication with significant clinical benefit over existing therapies is approved.

There is a special regime for biosimilars, or biological medicinal products that are similar to a reference medicinal product but that do not meet the definition of a generic medicinal product, for example, because of differences in raw materials or manufacturing processes. For such products, the results of appropriate preclinical or clinical trials must be provided, and guidelines from the EMA detail the type of quantity of supplementary data to be provided for different types of biological product. There are no such guidelines for complex biological products, such as gene or cell therapy medicinal products, and so it is unlikely that biosimilars of those products will currently be approved in the European Union. However, guidance from the EMA states that they will be considered in the future in light of the scientific knowledge and regulatory experience gained at the time.

Orphan Medicinal Products

The EMA’s Committee for Orphan Medicinal Products, or COMP, may recommend orphan medicinal product designation to promote the development of products that are intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions affecting not more than five in 10,000 persons in the European Union. Additionally, designation is granted for products intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition and when, without incentives, it is unlikely that sales of the product in the European Union would be sufficient to justify the necessary investment in developing the medicinal product. The COMP may only recommend orphan medicinal product designation when the product in question offers a significant clinical benefit over existing approved products for the relevant indication. Following a positive opinion by the COMP, the European Commission adopts a decision granting orphan status. The COMP will reassess orphan status in parallel with EMA review of a marketing authorization application and orphan status may be withdrawn at that stage if it no longer fulfills the orphan criteria (for instance because in the meantime a new product was approved for the indication and no convincing data are available to demonstrate a significant benefit over that product). Orphan medicinal product designation entitles a party to financial incentives such as reduction of fees or fee waivers and ten years of market exclusivity is granted following marketing authorization. During this period, the competent authorities may not accept or approve any similar medicinal product, unless it offers a significant clinical benefit. This period may be reduced to six years if the orphan medicinal product designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity.

Pediatric Development

In the European Union, companies developing a new medicinal product must agree to a Pediatric Investigation Plan, or PIP, with the EMA and must conduct pediatric clinical trials in accordance with that PIP, unless a waiver applies, (e.g., because the relevant disease or condition occurs only in adults). The marketing authorization application for the product must include the results of pediatric clinical trials conducted in accordance with the PIP, unless a waiver applies, or a deferral has been granted, in which case the pediatric clinical trials must be completed at a later date. Products that are granted a marketing authorization on the basis of the pediatric clinical trials conducted in accordance with the PIP are eligible for a six month extension of the protection under a supplementary protection certificate (if any is in effect at the time of approval) or, in the case of orphan medicinal products, a two year extension of the orphan market exclusivity. This pediatric reward is subject to specific conditions and is not automatically available when data in compliance with the PIP are developed and submitted.

Post-Approval Controls

The holder of a marketing authorization must establish and maintain a pharmacovigilance system and appoint an individual qualified person for pharmacovigilance, or QPPV, who is responsible for oversight of that system. Key obligations include expedited reporting of suspected serious adverse reactions and submission of periodic safety update reports, or PSURs.

All new marketing authorization applications must include a risk management plan, or RMP, describing the risk management system that the company will put in place and documenting measures to prevent or minimize the risks associated with the product. The regulatory authorities may also impose specific obligations as a condition of the marketing authorization. Such risk-minimization measures or post-authorization obligations may include additional safety monitoring, more frequent submission of PSURs or the conduct of additional clinical trials or post-authorization safety studies. RMPs and PSURs are routinely available to third parties requesting access, subject to limited redactions.

All advertising and promotional activities for the product must be consistent with the approved summary of product characteristics, and therefore all off-label promotion is prohibited. Direct-to-consumer advertising of prescription medicines is also prohibited in the European Union. Although general requirements for advertising and promotion of medicinal products are established under EU directives, the details are governed by regulations in each EU Member State and can differ from one country to another.

Pricing and Reimbursement

Governments influence the price of medicinal products in the European Union through their pricing and reimbursement rules and control of national healthcare systems that fund a large part of the cost of those products to consumers. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost-effectiveness of a particular product candidate to currently available therapies. Other EU Member States allow companies to fix their own prices for medicines but monitor and control company profits. The downward pressure on healthcare costs in general, particularly prescription medicines, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products.

For other countries outside of the European Union, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, again, the clinical trials are conducted in accordance with GCP and the other applicable regulatory requirements. If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension of clinical trials, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Regulation in the United Kingdom

Following the result of the 2016 referendum on the membership in the European Union and the formal notice served to the European Council in March 2017 pursuant to Article 50 of the Treaty of Lisbon, on January 31, 2020, or the Exit Day, the United Kingdom formally withdrew from the European Union. A post-Brexit transition period started on the Exit Day and expired on December 31, 2020, or the Transition Period. On December 31, 2020, the United Kingdom and the European Union entered into, among other agreements, a Trade and Cooperation Agreement establishing certain terms in respect of their future relationship.

Brexit may influence the attractiveness of the United Kingdom as a place to conduct clinical trials. The European Union’s regulatory environment for clinical trials is being harmonized as part of the Clinical Trial Regulations, which are due to enter into full effect at the end of 2021, but it is currently unclear as to what extent the United Kingdom will seek to align its regulations with the European Union. Failure of the United Kingdom to closely align its regulations with the EU may have an effect on the cost of conducting clinical trials in the United Kingdom as opposed to other countries and/or make it harder to seek a marketing authorization for our product candidates on the basis of clinical trials conducted in the United Kingdom.

In the short term there will be few changes to clinical trials that only have sites in the United Kingdom. The MHRA has confirmed that the sponsor of a clinical trial can be based in the EEA for an initial period following Brexit. Further investigational medicinal products can be supplied directly from the EU/EEA to a trial site in Great Britain without further oversight until 2022, and to Northern Ireland beyond such date. The United Kingdom is now a “third country” for the purpose of clinical trials that have sites in the EEA. For such trials the sponsor/legal representative must be based in the EEA, and the trial must be registered on the EU Clinical Trials Register (including data on sites outside of the EEA).

Following the end of the Transition Period, the United Kingdom no longer participates in the centralized procedure or other European Union marketing authorization procedures. For products approved in the European Union via the centralized procedure prior to the end of the Transition Period, the existing EU marketing authorization will automatically be converted into a separate UK marketing authorization unless the company opts out. For new products, an application must be submitted to the MHRA for an UK marketing authorization. The standard timetable for MHRA review is 150 days plus clock-stops, but there is a new abbreviated procedure of 67 days if the product has already been approved in the European Union or has received a CHMP positive opinion.

Initially, the UK medicines regulations remain based on the European Union directives, so the UK rules relating to data exclusivity and marketing exclusivity, orphan medicinal products, pediatric development and post-approval controls are essentially the same as those in the European Union, but with oversight by the MHRA. It is unclear if and to what extent the United Kingdom may diverge from the European Union rules in the future.

For medical devices, such as Orbit SDS, European Union CE marking remains applicable in Northern Ireland and will continue to be recognized in the rest of the United Kingdom (i.e. Great Britain) until 30 June 2023. Any devices placed on the market in Great Britain must be registered with the MHRA, although there is a grace period for registering those devices until between 1 May 2021 and 1 January 2022 depending on the class of device. The United Kingdom has also adopted a new UK Conformity Assessment, or UKCA, mark, which may be used in Great Britain on a voluntary basis until 30 June 2023 and will be mandatory thereafter. The requirements for the UKCA are based on the EU CE marking requirements in the MDD.

Other Healthcare Laws and Regulations

Healthcare providers, including physicians, and third-party payors play a primary role in the recommendation and use of pharmaceutical products that are granted marketing approval. Arrangements with third-party payors, existing or potential customers and referral sources, including healthcare providers, are subject to broadly applicable fraud and abuse and other healthcare laws and regulations, and these laws and regulations may constrain the business or financial arrangements and relationships through which manufacturers conduct clinical research, market, sell and distribute the products for which they obtain marketing approval. Such restrictions under applicable federal and state healthcare laws and regulations include the following:

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the federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering or paying remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or kind, in exchange for, or to induce or reward, or in return for, either the referral of an individual to a person for the furnishing of items or services reimbursable under a federal health care program, such as the Medicare and Medicaid programs, or the purchase, lease or order of a good, facility, item or service for which payment may be made under federal healthcare programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers, on the one hand, and prescribers, purchasers and formulary managers on the other. The PPACA amended the intent requirement of the federal Anti-Kickback Statute. A person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it in order to commit a violation. In addition, the government may assert that a claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act;

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federal civil and criminal false claims laws, including the civil False Claims Act, or FCA, and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment or approval from Medicare, Medicaid or other third-party payors that are false or fraudulent. Certain marketing practices, including off-label promotion, also may implicate the FCA. In addition, the PPACA codified case law that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery;

•	federal criminal laws that prohibit executing a scheme to defund any healthcare benefit program or making false statements relating to healthcare matters;

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the Veterans Health Care Act, or VHCA, which imposes statutory ceiling prices on single source or multiple source pharmaceutical and biological products sold to federal government agencies under the Federal Supply Schedule or individual agency contracts and repayment obligations, and other potential penalties can apply for the failure to offer covered products at the appropriate price. In addition, the VHCA requires that manufacturers offer covered products to entities identified in Section 340B of the Public Health Service Act at a price set pursuant to a formula set out in the statute. Failure to do so can result in repayment obligations, the imposition of civil monetary penalties and exclusion from other federal reimbursement programs.

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the federal Physician Payments Sunshine Act, which requires manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to report annually to the Centers for Medicare & Medicaid Services, or CMS, information related to payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), teaching hospitals, and ownership and investment interests held by physicians and their immediate family members. In addition, many states also require reporting of payments or other transfers of value, many of which differ from each other in significant ways, are often not pre-empted, and may require reporting that is more expansive than the Sunshine Act, thus further complicating compliance efforts. Effective January 1, 2022, these federal reporting obligations will extend to include transfers of value made in the previous year to certain non-physician providers, including physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists, anesthesiologist assistants and certified nurse midwives;

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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and their implementing regulations, which impose restrictions and obligations with respect to safeguarding the security and privacy of protected health information by covered entities subject to

HIPAA, such as health plans, health care clearinghouses and healthcare providers, and their respective business associates and their covered subcontractors that access protected health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates in some cases, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions; and

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state and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers (including the UK Bribery Act 2010); state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Federal and state enforcement bodies closely scrutinize interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. Violation of the laws described above or any other governmental laws and regulations may result in penalties, including significant administrative, civil and criminal penalties, damages, fines, the curtailment or restructuring of our operations, exclusion from participation in federal and state healthcare programs, disgorgement, contractual damages, reputational harm, diminished profits and future earnings, imprisonment, and additional reporting requirements and oversight if a person or entity becomes subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws. Furthermore, efforts to ensure that business activities and business arrangements comply with applicable healthcare laws and regulations can be costly for manufacturers of branded prescription products.

In the U.S., numerous federal and state laws and regulations, including state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws, govern the collection, use, disclosure, and protection of health-related and other personal information. For example, in June 2018, the State of California enacted the California Consumer Privacy Act of 2018, or CCPA, which came into effect on January 1, 2020 and provides new data privacy rights for consumers and new operational requirements for companies. Additionally, California voters approved a new privacy law, the California Privacy Rights Act, or CPRA, in the November 3, 2020 election. Effective starting on January 1, 2023, the CPRA will significantly modify the CCPA, including by expanding consumers’ rights with respect to certain sensitive personal information. The CPRA also creates a new state agency that will be vested with authority to implement and enforce the CCPA and the CPRA. New legislation proposed or enacted in various other states will continue to shape the data privacy environment nationally. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to confidential, sensitive and personal information than federal, international or other state laws, and such laws may differ from each other, which may complicate compliance efforts. While we are not currently subject to the CCPA or CPRA, we may in the future be required to comply with such laws, which may increase our compliance costs and potential liability. Furthermore, the CCPA and CPRA could mark the beginning of a trend toward more stringent state privacy legislation in the U.S., which could increase our potential liability and adversely affect our business.

In addition, the collection, use, storage, disclosure, transfer, or other processing of personal data regarding individuals in the EEA or United Kingdom, or otherwise carried out in the context of EEA/ United Kingdom establishments (regardless of where any processing in question occurs), including personal data related to health and genetic information, is subject to the GDPR including, where relevant, as implemented in the

United Kingdom. The GDPR is wide-ranging in scope and imposes numerous requirements on companies that process personal data, including requirements relating to processing health and other sensitive data. For more information, see “Risk Factors – Risks Related to Other Government Regulation.”

Coverage and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any products for which we may obtain regulatory approval. In the United States and markets in other countries, patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Thus, even if a product candidate is approved, sales of any product candidates for which regulatory approval for commercial sale is obtained will depend in part on the availability of coverage and adequate reimbursement from third-party payors. Third-party payors include government authorities and health programs in the United States such as Medicare and Medicaid, managed care organizations, private health insurers and other organizations. These third-party payors are increasingly reducing reimbursements for medical products and services.

In the United States, the principal decisions about reimbursement for new medicines are typically made by CMS or HHS. CMS decides whether and to what extent a new physician-administered medicine will be covered and reimbursed under Medicare, and private payors tend to follow CMS to a substantial degree. No uniform policy of coverage and reimbursement for drug products exists among third-party payors. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the reimbursement rate that the payor will pay for the product. Third-party payors may limit coverage to specific products on an approved list, or formulary, which might not include all of the FDA-approved products for a particular indication.

A payor’s decision to provide coverage for a product and procedure-related services where applicable does not imply that an adequate reimbursement rate will be approved. Further, coverage and reimbursement for products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.

Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services and imposing controls to manage costs. New metrics frequently are used as the basis for reimbursement rates, such as average sales price, average manufacturer price and actual acquisition cost. In order to obtain coverage and reimbursement for any product that might be approved for sale, it may be necessary to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the products, in addition to the costs required to obtain regulatory approvals. If third-party payors do not consider a product to be cost-effective compared to other available therapies, they may not cover the product after approval as a benefit under their plans or, if they do, the level of reimbursement may not be sufficient to warrant use by physicians and patients, thus reducing company sales and profits.

Additionally, the containment of healthcare costs has become a priority of federal and state governments, and the prices of products have been a focus in this effort. The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products or biologics. In addition, in the United States, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several recent congressional inquiries and proposed federal and state legislation designed to, among other things, bring more transparency to product pricing, contain the cost of drugs, review the relationship between pricing and manufacturer patient assistance programs, and reform government healthcare program reimbursement methodologies. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results.

The marketability of any product candidates for which we or our collaborators receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide coverage and adequate reimbursement. In addition, emphasis on managed care in the United States has increased and we expect will continue to increase the pressure on pharmaceutical pricing. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we or our collaborators receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

In the European Union, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been agreed with the relevant regulatory authority or government payor. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular product candidate to currently available therapies. EU Member States may approve a specific price for a product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Other member states allow companies to fix their own prices for products, but monitor and control company profits. The downward pressure on health care costs has become intense. As a result, increasingly high barriers are being erected to the entry of new products. Furthermore, in some countries, cross-border imports from low-priced markets exert competitive pressure that may reduce pricing within a country. Any country that has price controls or reimbursement limitations may not allow favorable reimbursement and pricing arrangements.

Healthcare Reform

The United States and some foreign jurisdictions are considering or have enacted a number of reform proposals to change the healthcare system. There is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by federal and state legislative initiatives, including those designed to limit the pricing, coverage and reimbursement of pharmaceutical and biopharmaceutical products, especially under government-funded health care programs, and to increase governmental control of drug pricing.

By way of example, in March 2010, the PPACA was signed into law, intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add transparency requirements for the healthcare and health insurance industries, impose taxes and fees on the healthcare industry and impose additional health policy reforms. Among the provisions of the PPACA of importance to our business are:

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an annual, non-deductible fee on any entity that manufactures or imports specified branded prescription drugs and biological agents, apportioned among these entities according to their market share in certain government healthcare programs;

•	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program;

•	a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;

•	extension of a manufacturer’s Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

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expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability;

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a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts (increased to 70% pursuant to the Bipartisan Budget Act of 2018, effective as of 2019) off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for a manufacturer’s outpatient drugs to be covered under Medicare Part D;

•	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program; and

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

There have been executive, judicial and congressional challenges to certain aspects of the PPACA. Former President Trump signed several Executive Orders and other directives designed to delay the implementation of certain provisions of the PPACA. Concurrently, Congress considered legislation that would repeal or repeal and replace all or part of the PPACA. While Congress has not passed comprehensive repeal legislation, it has enacted laws that modify certain provisions of the PPACA, such as by decreasing the tax-based shared responsibility payment imposed by the PPACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year, commonly referred to as the “individual mandate,” to $0, effective January 1, 2019, and increasing the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D. On December 14, 2018, a Texas U.S. District Court Judge ruled that the PPACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Cuts and Jobs Act of 2017. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the PPACA are invalid as well. The United States Supreme Court is currently reviewing this case, although it is unclear when a decision will be made. Although the U.S. Supreme Court has not yet ruled on the constitutionality of the PPACA, on January 28, 2021, President Biden issued an executive order to initiate a special enrollment period from February 15, 2021 through May 15, 2021 for purposes of obtaining health insurance coverage through the PPACA marketplace. The executive order also instructs certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the PPACA. It is unclear how the Supreme Court ruling, other such litigation, and the healthcare reform measures of the Biden administration will impact the PPACA and our business.

Other legislative changes have been proposed and adopted in the United States since the PPACA was enacted. For example, in August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2012 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030 unless additional congressional action is taken. However, the Medicare sequester reductions under the Budget Control Act are suspended from May 1, 2020 through March 31, 2021 due to the COVID-19 pandemic. Legislation is currently pending in Congress that would delay this suspension through December 31, 2021. In January 2013, the American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to certain providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Additionally, there have been several recent congressional inquiries and proposed bills designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. At the federal level, the Trump administration used several means to propose or implement drug pricing reform, including through federal budget proposals, executive orders and policy initiative. For example, on July 24, 2020 and

September 13, 2020, the Trump administration announced several executive orders related to prescription drug pricing. As a result, the FDA also released a final rule on September 24, 2020 providing guidance for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, HHS finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The implementation of the rule has been delayed by the Biden administration from January 1, 2022 to January 1, 2023 in response to ongoing litigation. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers, the implementation of which have also been delayed until January 1, 2023. On November 20, 2020, CMS issued an interim final rule implementing former President Trump’s Most Favored Nation executive order, which would tie Medicare Part B payments for certain physician-administered drugs to the lowest price paid in other economically advanced countries, effective January 1, 2021. On December 28, 2020, the United States District Court in Northern California issued a nationwide preliminary injunction against implementation of the interim final rule.

The future of the above initiatives is unclear in light of the recent presidential election. We expect that other healthcare reform measures that may be adopted in the future. Certain of these may result in more rigorous coverage criteria and lower reimbursement, and in additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government-funded programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our investigational gene therapies. Further, it is possible that additional government action is taken in response to the COVID-19 pandemic.

Additional Regulation

In addition to the foregoing, state and federal laws regarding environmental protection and hazardous substances, including the Occupational Safety and Health Act, the Resource Conservation and Recovery Act and the Toxic Substances Control Act, affect our business. These and other laws govern the use, handling and disposal of various biological, chemical and radioactive substances used in, and wastes generated by, operations. If our operations result in contamination of the environment or expose individuals to hazardous substances, we could be liable for damages and governmental fines. Equivalent laws have been adopted in other countries that impose similar obligations.

U.S. Foreign Corrupt Practices Act, UK Bribery Act and Other Laws

The U.S. Foreign Corrupt Practices Act of 1977, or FCPA, prohibits U.S. corporations and individuals from engaging in certain activities to obtain or retain business or secure any improper advantage, or to influence a person working in an official capacity. It is illegal to pay, offer to pay or authorize the payment of anything of value to any employee or official of a foreign government or public international organization, or political party, political party official, or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity. The scope of the FCPA also includes employees and officials of state-owned or controlled enterprises, which may include healthcare professionals in many countries. Equivalent laws have been adopted in other foreign countries that impose similar obligations.

Our operations are also subject to non-U.S. anti-corruption laws such as the UK Bribery Act 2010, or Bribery Act. As with the FCPA, these laws generally prohibit us and our employees and intermediaries from authorizing, promising, offering, or providing, directly or indirectly, improper or prohibited payments, or anything else of value, to government officials or other persons to obtain or retain business or gain some other business advantage. Under the Bribery Act, we may also be liable for failing to prevent a person associated with us from committing a bribery offense.

We are also subject to other laws and regulations governing our international operations, including regulations administered by the governments of the United Kingdom and the United States and authorities in the European Union, including applicable export control regulations, economic sanctions and embargoes on certain countries and persons, anti-money laundering laws, import and customs requirements and currency exchange regulations, collectively referred to as trade control laws.

Failure to comply with the Bribery Act, the FCPA and other anti-corruption laws and trade control laws could subject us to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses.

Employees and Human Capital

As of December 31, 2020, we had 149 employees. None of our employees is subject to a collective bargaining agreement or represented by a trade or labor union and we have not experienced any work stoppages. We consider our relationship with our employees to be good.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and new employees, advisors and consultants. The principal purposes of our equity and cash incentive plans are to attract, retain and reward personnel through the granting of stock-based and cash-based compensation awards, in order to increase stockholder value and the success of our company by motivating such individuals to perform to the best of their abilities and achieve our objectives.

Facilities

Our headquarters, with approximately 1600 square feet of office space and 1300 square feet of lab space, is located at Stevenage BioScience Catalyst, Gunnels Wood Road, Stevenage, Hertfordshire, SG1 2FX, UK We also lease approximately 2600 square feet of office space at London (Northdown House, 11-21 Northdown Street, London N1 9BN, UK), and a further 1300 square feet of lab space and 1000 square feet of office space at The London BioScience Innovation Centre, 2 Royal College Street, London, NW1 0NH. We have identified that in the UK we require a larger lab and office facility, and have identified a new location in London to replace all existing other UK facilities, during 2021. We believe that our current U.S. facilities are adequate for our current U.S. needs, and that suitable additional or substitute space at commercially reasonable terms will be available as needed to accommodate any future expansion of our operations in these jurisdictions.

Legal Proceedings

From time to time, we may be a party to litigation or subject to claims incident to the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, we currently believe that the final outcome of these ordinary course matters will not have a material adverse effect on our business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

On June 11, 2020, ISCI Holdings, Inc., or ISCI, filed a complaint against us and our subsidiary Orbit in the United States District Court for the Eastern District of Pennsylvania, alleging that we and Orbit misappropriated trade secrets relating to ISCI’s iTrack 275 surgical device and other allegedly related devices. ISCI additionally alleges claims for tortious interference with ISCI’s contractual relationship with Janssen Biotech, Inc., conversion, and unjust enrichment. According to the complaint, ISCI’s allegations are based on our and Orbit’s acquisition and use of certain intellectual property and other property assigned or licensed to Orbit under the Janssen Agreement. Specifically, ISCI alleges that Janssen and ISCI historically collaborated on the development of the iTrack 275 device and, upon termination of such collaboration, all intellectual property and other property, including certain intellectual property purported to be assigned or licensed to Orbit under the Janssen Agreement, reverted or was granted to ISCI. ISCI filed an amended complaint on November 2, 2020. On January 4, 2021, we and Orbit responded to the amended complaint with a motion to dismiss or stay in favor of arbitration, pursuant to the Janssen Agreement, and a motion to dismiss, in the alternative, for failure to state a plausible claim for relief. ISCI responded on January 19, 2021, and we and Orbit replied on January 26, 2021. ISCI also moved for leave to file a sur-reply about the motion to compel arbitration on February 1, 2021, and we and Orbit responded on February 4, 2021. Oral argument for our motion to dismiss and motion to compel arbitration was held on March 25, 2021. For risks related to this litigation, please see “Risk Factors—Risks Related to Our Intellectual Property—Third parties may initiate legal proceedings alleging that we are infringing, misappropriating or otherwise violating their intellectual property rights.”

MANAGEMENT

The following table sets forth information regarding our senior management and directors, including their ages as of December 31, 2020. All references in this “Management” section to the term “our” refer to Gyroscope Therapeutics Limited and its subsidiaries prior to the corporate reorganization. All members of our senior management and directors will be appointed to their same respective roles at Gyroscope Therapeutics Holdings plc in connection with this offering. Unless otherwise stated, the business address of our members of senior management and our directors is c/o Gyroscope Therapeutics Holdings Limited, Stevenage Bioscience Catalyst, Gunnels Wood Road, Stevenage, Hertfordshire, SG1 2FX, United Kingdom.

Name	Age	Position(s)
Senior Management:
Khurem Farooq	53	Chief Executive Officer and Director
Jane Hughes, Ph.D.	47	Chief Scientific Officer
Edward Lang Jr.	41	Chief Business Officer
Ian Pitfield, Ph.D.	55	Senior Vice President, Technical Operations
Jessica Stitt	44	Chief Financial Officer
Nadia Waheed, M.D.	44	Chief Medical Officer
Non-Executive Directors:
Chris Hollowood, Ph.D.	46	Chairman of the Board of Directors
Sean Bohen, M.D., Ph.D.	54	Non-Executive Director
Ian Clark	60	Non-Executive Director
Jennifer Cook	55	Non-Executive Director
David Fellows	64	Non-Executive Director
Renée Galá	48	Non-Executive Director
Wouter Joustra	32	Non-Executive Director
Maha Katabi, Ph.D.	47	Non-Executive Director

Senior Management

Khurem Farooq has served as our Chief Executive Officer and a member of our board of directors since March 2019. Prior to joining Gyroscope, Mr. Farooq served as the Senior Vice President of the Immunology and Ophthalmology business unit at Genentech, Inc., a biotechnology company, from 2013 to October 2018. Mr. Farooq previously served as Genentech’s Franchise Head from 2007 to 2013. Prior to that, Mr. Farooq held a variety of positions at Sanofi S.A., a pharmaceutical company. Mr. Farooq received an Honors degree in Biological Sciences from the University of Wolverhampton and a Master’s Degree in Business Administration from Aston University. We believe Mr. Farooq is qualified to serve on our board of directors due to his deep experience in the biopharmaceutical industry, as well as the perspective and experience he brings as our Chief Executive Officer.

Jane Hughes, Ph.D. has served as our Chief Scientific Officer since October 2019. Dr. Hughes previously served as Gyroscope’s Vice President, Translational Research from November 2018 to October 2019. Dr. Hughes joined Gyroscope from Charles River Laboratories, a laboratory services company, where she held the position of Senior Director of Integrated Drug Discovery from July 2017 to November 2018. Prior to that, Dr. Hughes served as Director of Discovery Medicine and Immuno-Inflammation at GlaxoSmithKline plc, a pharmaceutical company, from September 2014 to June 2017. She has also held leadership positions at MedImmune, LLC, a pharmaceutical company and former wholly owned subsidiary of AstraZeneca, from August 2009 to May 2012. Dr. Hughes started her career at GlaxoSmithKline, where she held various positions of increasing responsibility from September 1998 to August 2009. Dr. Hughes received a Ph.D. in Developmental Immunology from Keele University.

Edward Lang Jr. has served as our Chief Business Officer since June 2019. Prior to Gyroscope, Mr. Lang Jr. spent 13 years at Genentech, Inc., a biotechnology company, from December 2004 to December 2017 and led the team responsible for the company’s external communication activities for the corporate brand, the Research and Early Development Group and the company’s investigational and FDA approved medicines. Following Genentech, Mr. Lang Jr. served as the Vice President, Corporate Affairs for Juno Therapeutics, Inc., a biopharmaceutical company, from December 2017 to June 2018, which was ultimately acquired by Celgene. Most recently, Mr. Lang Jr. served as the Corporate Affairs Consultant and Advisor to the CEO for Sana Biotechnology, Inc., a biotechnology company, from November 2018 to June 2019. Mr. Lang Jr. received a B.A. in Communication from La Salle University.

Ian Pitfield, Ph.D. has served as our Senior Vice President, Technical Operations since July 2020. Dr. Pitfield previously served as Gyroscope’s Vice President, Chemistry, Manufacturing and Controls from January 2017 to July 2020. From November 1993 to December 2016, Dr. Pitfield held various roles at GlaxoSmithKline plc, a pharmaceutical company, where he most recently held the role of Head of Cell and Gene Therapy Medicine and Process Delivery. Dr. Pitfield started his career at Sigma-Aldrich International, a global chemicals and biologics company, developing downstream processes for novel life science products, from 1991 to 1993. He received a Ph.D. in Biotechnology from the University of Cambridge.

Jessica Stitt has served as our Chief Financial Officer since March 2021. From February 2020 to January 2021, Ms. Stitt served as the Vice President of Finance and Operations for MyoKardia, Inc., a biopharmaceutical company that was acquired by Bristol-Myers Squibb Company in November 2020. From June 2014 to January 2020, Ms. Stitt served in roles of increasing responsibility in finance and investor relations at Theravance Biopharma, Inc. a publicly-traded biopharmaceutical company that was spun-out from Innoviva, Inc., including most recently as the Vice President of Finance and Investor Relations. Prior to the Theravance spin-out, Ms. Stitt held various positions in finance at Innoviva, Inc. a publicly-traded pharmaceutical company, from January 2011 to June 2014. Prior roles included positions at Nektar Therapeutics, Alkermes plc and Blue Cross Blue Shield of Massachusetts. Ms. Stitt received a B.A. in Business from Saint Anselm College and a MBA from Simmons School of Management.

Nadia Waheed, M.D. has served as our Chief Medical Officer since February 2020. Dr. Waheed was Director of the Boston Image Reading Center from 2015 to 2020 and currently serves as Consultant at the New England Eye Center at Tufts University School of Medicine in Boston since 2011. Dr. Waheed trained in Ophthalmology at the Harvard Medical School/Mass Eye and Ear Infirmary Program in Ophthalmology from 2001 to 2004, which was followed by a two-year fellowship in retina at the Harvard Medical School/Mass Eye and Ear Infirmary in Boston. Dr. Waheed then joined the Cleveland Clinic Cole Eye Institute as faculty in 2006. This was followed by two years of International Ophthalmology from 2009 to 2011, where she established the Retina Unit at the Shifa Hospital. Dr. Waheed received an M.D. from the Aga Khan University Medical School and a Master’s in Public Health from the Harvard School of Public Health.

Non-Executive Directors

Chris Hollowood, Ph.D. has served as the Chairman of our board of directors since May 2016. He has served as the Chief Investment Officer of Syncona Investment Management Limited, part of Syncona Limited, a healthcare investment company, since December 2016 and as a Partner of Syncona Partners LLP, its predecessor firm, from September 2012 to December 2016. In his role at Syncona, Dr. Hollowood has been instrumental in the foundation and development of Syncona’s gene therapy strategy. Previously, Dr. Hollowood was a partner of Apposite Capital LLP, a venture and growth capital company focused on the healthcare and life science sector, from February 2007 to July 2012. Before Apposite, Dr. Hollowood had roles with Bioscience Managers Ltd from January 2004 to January 2007 and Neptune Investment Management Ltd from May 2002 to December 2003. In addition to Gyroscope, Dr. Hollowood is also currently Chairman of the boards of Syncona’s other gene therapy companies, Freeline Therapeutics Holdings since December 2015, Swan Therapeutics and Purespring Therapeutics. Dr. Hollowood was previously Chairman of Nightstar Therapeutics plc, a retinal gene therapy company founded by Syncona which was sold to Biogen in 2019 for $877 million. Dr. Hollowood received a M.A. (Cantab) in Natural Sciences and a Ph.D. in Organic Chemistry, both from the University of Cambridge. We believe Dr. Hollowood is qualified to serve on our board of directors because of his experience as an investor in and service on the boards of other life science companies.

Sean Bohen, M.D., Ph.D. has served as a member of our board of directors since September 2020. Dr. Bohen currently serves as President and Chief Executive Officer of Olema Pharmaceuticals, Inc., a preclinical biotechnology company, since September 2020 and has also served as the Executive Vice President of Global Medicines Development and Chief Medical Officer at AstraZeneca plc, a pharmaceutical and biopharmaceutical company, from September 2015 to April 2019. Prior to joining AstraZeneca, Dr. Bohen held a number of senior leadership roles at Genentech, Inc., a biotechnology company, including Senior Vice President, Early Development, Genentech Research and Early Development, from June 2003 to July 2015. Prior to Genentech, Dr. Bohen was a Clinical Instructor in Oncology at Stanford University School of Medicine from October 2002 to December 2011, a research associate at the Howard Hughes Medical Institute from July 2000 to June 2003 and a postdoctoral fellow at the National Cancer Institute from January through December 1995. Dr. Bohen has served on the board of directors of Altrubio Inc. (then AbGenomics, Inc.), a pharmaceutical company, since August 2019. Dr. Bohen received a B.S. in Bacteriology from the University of Wisconsin-Madison, and a Ph.D. in Biochemistry & Biophysics and M.D. from the University of California, San Francisco. We believe that Dr. Bohen’s extensive experience in the biopharmaceutical industry provides him with the qualifications and skills to serve on our board of directors.

Ian T. Clark has served as a member of our board of directors since March 2019. Mr. Clark was an Operating Partner at Blackstone Life Sciences, formerly, Clarus Ventures, LLC, a venture capital firm, from September 2017 to September 2020. From 2010 to 2016, Mr. Clark served as the Chief Executive Officer, a member of the board of directors of Genentech, Inc., a biopharmaceutical company. Prior to that he served as an Executive Officer for six years. He has served as a member of the board of directors of biotechnology and biopharmaceutical companies Guardant Health, Inc. since 2016, Agios Pharmaceuticals, Inc. since 2017, Corvus Pharmaceuticals, Inc. since 2017, AVROBIO, Inc., a gene therapy company, since 2018, Takeda Pharmaceuticals U.S.A., Inc. since 2019 and Olema Pharmaceuticals, Inc. since 2020. He has served on the BioFulcrum Board of the Gladstone Institute since 2017. From January 2017 until its acquisition by Gilead Sciences, Inc. in October 2017, Mr. Clark served as a member of the board of directors of Kite Pharma, Inc. From 2011 to 2017, Mr. Clark served as a member of the board of directors of TerraVia Holdings, Inc., a biotechnology company. Mr. Clark served as a member of the board of directors of publicly traded biopharmaceutical companies Forty Seven Inc. from May 2018 to April 2020, and Shire Pharmaceuticals, Inc. from February 2017 to January 2019. From October 2009 to September 2010 Mr. Clark served as a member of the board of directors of Dendreon Pharmaceuticals LLC, a biotechnology company. From January 2007 until its acquisition by Ligand Pharmaceuticals, Inc. Mr. Clark served as a member of the board of directors of Vernalis plc, a drug discovery company. From 2009 to 2016, Mr. Clark served on the board of Biotechnology Industry Organization (BIO). From January 2012 to January 2016 Mr. Clark served on the Economic Advisory Council of the 12th District of the Federal Reserve. Mr. Clark received a B.S.C. in Biological Sciences and an honorary Ph.D. in Biological Sciences from Southampton University. We believe Mr. Clark’s extensive experience in the biotechnology industry enable him to make valuable contributions to our board of directors.

Jennifer Cook has served as a member of our board of directors since November 2020. Ms. Cook also served as the Chief Executive Officer and board member of GRAIL Inc., a healthcare company focused on the early detection of cancer, from January 2018 to June 2019. From 2009 to December 2017, Ms. Cook served in various roles at Roche Pharmaceuticals, the pharmaceutical division of Roche Holding AG, including as Global Head of Clinical Operations from January 2017 to December 2017 and Head of Pharma Region Europe from August 2013 to December 2016. Ms. Cook started her career at Genentech, Inc., a publicly-traded pharmaceutical company, in 1987, in early-stage research, and subsequently held numerous senior management positions at the company, including Senior Vice President, Business Unit Head, Immunology and Ophthalmology from June 2010 to July 2013, and Senior Vice President, Global Portfolio Management from April 2009 to June 2010. Ms. Cook also currently serves as a member of the boards of directors of biopharmaceutical companies Jazz Pharmaceuticals plc since December 2020, Denali Therapeutics Inc. since November 2018, BridgeBio Pharma, Inc. since October 2019 and Ambys Medicines, Inc. since March 2020. Ms. Cook received a B.A. in Human Biology and an M.S. in Biology from Stanford University, as well as an MBA from the Haas School of Business at the University of California, Berkeley. We believe that Ms. Cook’s industry knowledge, previous experience as an executive at a large-scale biopharmaceutical company, and extensive academic training provides her with the qualifications and skills to serve on our board of directors.

David Fellows has served as a member of our board of directors since December 2020. Mr. Fellows most recently served as the Chief Executive Officer and a member of the board of directors of Nightstar Therapeutics plc, a gene therapy company, since January 2015, and previously served as a non-executive director of Nightstar from February 2014 to January 2015. Prior to joining Nightstar, Mr. Fellows served as Vice President of Johnson & Johnson’s Vision Care Franchise from November 2009 to December 2013, where he led global marketing, new product and licensing activities. From 2005 to 2009, Mr. Fellows served as President of New Ventures for Johnson & Johnson Vision Care. From 1980 to 2004, Mr. Fellows was employed at Allergan, Inc., a global pharmaceutical company, where he served primarily in the sales and marketing areas in a number of capacities, including regional president, corporate vice president and senior vice president in North America, Asia and Europe. Mr. Fellows currently serves as the Chairman of the board of Oxular Limited, a retinal therapeutics company based in Oxford, United Kingdom, since October 2015. Additionally, Mr. Fellows current serves as a board member of Jaguar Therapeutics, a gene therapy company based in Chicago, Illinois and Arctos Medical, a gene therapy company based in Berne, Switzerland. He is a member of the board of directors of the Glaucoma Foundation since 2007. Mr. Fellows holds a B.A. in Psychology from Butler University. We believe that Mr. Fellows’ extensive experience in the ophthalmology industry as a healthcare executive provides him with the qualifications and skills to serve on our board of directors.

Renée Galá has served as a member of our board of directors since November 2020. Ms. Galá is currently the Executive Vice President and Chief Financial Officer of Jazz Pharmaceuticals plc, a biopharmaceutical company, a role she has held since March 2020. She previously served as the Chief Financial Officer of GRAIL, Inc., a healthcare company focused on the early detection of cancer, from January 2019 to June 2019. Ms. Galá also held various positions at Theravance Biopharma, Inc., a publicly-traded biopharmaceutical company that was spun-out from Innoviva, Inc., including Senior Vice President and Chief Financial Officer from December 2014 to November 2018, Senior Vice President, Finance from July 2014 to December 2014, and Vice President, Finance and Treasurer from June 2014 to July 2014. Prior to the Theravance spin-out, Ms. Galá held various positions at Innoviva, Inc. a publicly-traded pharmaceutical company, including Vice President, Finance from January 2013 to June 2014, Senior Director of Finance and Procurement from July 2008 to December 2012, and Director of Financial Planning and Analysis from June 2006 to June 2008. From 2001 to 2006, Ms. Galá worked at Eli Lilly and Company, a publicly-traded global pharmaceutical company, where she held positions of increasing responsibility in global treasury, pharmaceutical sales and corporate strategy/business development. Prior to joining Eli Lilly, she spent seven years in the energy industry in the United States and internationally in positions focused on corporate finance, project finance and mergers and acquisitions. Ms. Galá also currently serves as a member of the board of directors and chair of the Audit Committee at Gossamer Bio, Inc, a biopharmaceutical company. Ms. Galá previously served on the board of directors of Corcept Therapeutics Inc., a publicly-traded pharmaceutical company, from June 2016 to June 2019. Ms. Galá received a Bachelor’s degree in Mathematics from Vanderbilt University and a MBA from Columbia Business School. We believe that Ms. Galá’s experience as a Chief Financial Officer in the life science industry, management experience and financial expertise provides her with the qualifications and skills to serve on our board of directors.

Wouter Joustra has served as a member of our board of directors since March 2021. Since July 2020, Mr. Joustra has served as a General Partner of Forbion Capital Partners, a biotech investment firm, which he joined in October 2019. From December 2016 to October 2019, Mr. Joustra served as a Senior Life Sciences Trader at Kempen & Co, an investment bank focused on life sciences, where he served as an Executive Board member of Kempen’s Life Sciences Franchise. Mr. Joustra was a Derivatives Trader at Da Vinci Derivatives, a trading firm, from July 2016 to December 2016. Prior to that, he served as a Trader at Kempen & Co from August 2013 to July 2016. Mr. Joustra received a B.S. in International Business and Management from Rijksuniversiteit Groningen and a MBA from Rijksuniversiteit Groningen. We believe that Mr. Joustra is qualified to serve on our board of directors because of his extensive background in finance and his experience as an investor of other life science companies.

Maha Katabi, Ph.D., CFA, has served as a member of our board of directors since March 2021. Dr. Katabi currently serves as a General Partner of Sofinnova Investments, a biotech investment firm, where she has worked since April 2019. From August 2018 to April 2019, Dr. Katabi served as Managing Partner for Oxalis Capital, a biotech investment firm. From September 2008 to January 2018, Dr. Katabi was a Private Equity Partner at Sectoral Asset Management, a healthcare focused investment fund, where she was the portfolio manager for the

New Emerging Medical Opportunities Fund. Prior to joining Sectoral in 2008, Dr. Katabi was a Vice President at Ventures West, where she focused on early-stage venture investments in the life sciences industry. Dr. Katabi currently serves on the board of directors of several private biopharmaceutical companies, including Aerovate Therapeutics, Inc., Amplyx Pharmaceuticals, Inc., Northsea Therapeutics B.V., Quanta Therapeutics, Inc. and Vera Therapeutics, Inc. She received a Ph.D. in Pharmacology at McGill University and her CFA charter in 2011. We believe that Dr. Katabi is qualified to serve on our board of directors because of her investment experience in the healthcare sector and her financial expertise.

Family Relationships

There are no family relationships among any of the members of our senior management or board of directors.

Corporate Governance Practices

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with Nasdaq listing requirements, we will comply with our home country governance requirements and certain exemptions thereunder rather than complying with                 corporate governance standards. While we voluntarily follow most Nasdaq corporate governance rules, we may choose to take advantage of the following limited exemptions:

•	Exemption from Nasdaq rules requiring non-executive directors to meet on a regular basis without management present.

•

Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

•	Exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of share option plans.

•	Exemption from the requirement that our board of directors have a compensation committee that is composed of entirely independent directors.

•	Exemption from the requirement to have independent director oversight of director nominations.

•	Exemption from the requirement to disclose information regarding third-party compensation of our directors and director nominees.

We intend to follow our home country, United Kingdom, practices in lieu of the foregoing requirements. Although we may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 series and Rule 5220(d), we must comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625) and the Voting Rights requirement (Rule 5640). Further, we must have an audit committee that satisfies Nasdaq Rule 5605(c)(3), which addresses audit committee responsibilities and authority and requires that the audit committee consist of members who meet the independence requirements of Nasdaq Rule 5605(c)(2)(A)(ii).

Although we currently intend to comply with the Nasdaq corporate governance rules applicable other than as noted above, we may in the future decide to use the foreign private issuer exemption with respect to some or all the other Nasdaq corporate governance rules.

In addition, as a foreign private issuer, we expect to take advantage of the following exemptions from SEC reporting obligations:

•	Exemption from filing quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence.

•	Exemption from Section 16 rules regarding sales of our securities by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

Accordingly, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq and the domestic reporting requirements of the SEC. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer. For an overview of our corporate governance principles, see “Description of Share Capital and Articles of Association—Differences in Corporate Law.”

Composition of Our Board of Directors

Our board of directors will be composed of                  members upon the closing of this offering. As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent directors on our board of directors, except that our audit committee is required to consist fully of independent directors, subject to certain phase-in schedules. However, our board of directors has determined that                 ,                  and                 , representing                  of the                  directors who will be serving upon the closing of this offering, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors is “independent” as that term is defined under Nasdaq rules.

Committees of Our Board of Directors

Our board of directors has three standing committees: an audit committee, a remuneration committee and a nominating and corporate governance committee.

Audit Committee

The audit committee, which as of the closing of this offering will consist of                  (chair),                  and                  , assists the board of directors in overseeing our accounting and financial reporting processes and the audits of our consolidated financial statements. In addition, the audit committee will be directly responsible for the compensation, retention and oversight of the work of our independent registered public accounting firm that our shareholders elect as our external auditors. The audit committee consists exclusively of members of our board of directors who are financially literate, and our board of directors has determined that                  is an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable Nasdaq rules and regulations. Our board of directors has determined that                 ,                  and                  satisfy the “independence” requirements set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

The audit committee will be governed by a charter that complies with Nasdaq rules that apply to us. The audit committee’s responsibilities will include:

•	review and assess the qualifications, independence, performance and effectiveness of the independent auditor;

•	review the scope of the prospective audit by the independent auditor, the estimated fees and any other matters pertaining to the audit;

•	approve any audit and non-audit services proposed to be provided by the independent auditor to ensure independent auditor independence;

•

review and assess the independent auditor’s report, management letters and take notice of all comments of the independent auditor on accounting procedures and systems of control, and review the independent auditor’s reports with management;

•	be responsible for the resolution of disagreements between the management and the independent auditor;

•	review and evaluate the lead audit partner of the independent audit team and confirm and evaluate their rotation;

•

review, discuss with the chief financial officer and the independent auditor and approve (i) the annual and interim consolidated financial statements, (ii) reports intended for publication and (iii) any other consolidated financial statements intended for publication to consider significant financial reporting issues and judgments made in connection with the preparation of our consolidated financial statements, including any significant changes in our selection or application of accounting principles;

•

review with the management, personnel responsible for the design and implementation of the internal audit function and the independent auditor in separate meetings any analysis or other written communication prepared by the management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the consolidated financial statements, including critical accounting policies, the effect of regulatory and accounting initiatives, as well as off-balance sheet transactions and structures on our consolidated financial statements;

•	review and approve our interim consolidated financial statement of each calendar year and the corresponding financial results release;

•	review in cooperation with the independent auditor and the management whether the accounting principles applied are appropriate in view of our size and complexity;

•

periodically review our policies and procedures for risk management and assess the effectiveness thereof including discussing with management our major financial risk exposures and the steps that have been taken to monitor and control such exposures;

•

discuss with management and external advisors any legal matters that may have a material impact on our consolidated financial statements and any material reports or inquiries from regulatory or governmental agencies which could materially impact our contingent liabilities and risks;

•

review our disclosure controls and procedures and internal control over financial reporting which shall include significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting;

•

establish procedures for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and

•	recommend to the board whether to approve and ratify any related person transaction in accordance with our related person transaction policy.

The audit committee will meet as often as it determines is appropriate to carry out its responsibilities, but in any event will meet at least four times per year.

Remuneration Committee

As of the closing of this offering, the remuneration committee will consist of                  (chairman),                  and                 . Under SEC and Nasdaq rules, there are heightened independence standards for members of the remuneration committee, including a prohibition against the receipt of any compensation from us other than standard board member fees. The remuneration committee will be governed by a charter that complies with Nasdaq rules. Although foreign private issuers are not required to meet this heightened standard, all of our remuneration committee members are expected to meet this heightened standard.

The remuneration committee’s responsibilities will include:

•	identifying, reviewing and proposing policies relevant to the compensation and benefits of our directors and senior management;

•	evaluating the performance of senior management in light of such policies and reporting to the board; and

•	overseeing and administering our employee share option scheme or equity incentive plans in operation from time to time.

Nominating and Corporate Governance Committee

As of the closing of this offering, the nominating and corporate governance committee will consist of                  (chairman),                  and                 .

The nominating and corporate governance committee’s responsibilities will include:

•	drawing up selection criteria and appointment procedures for directors;

•	recommending nominees for election to our board of directors and its corresponding committees; and

•	assessing the functioning of individual members of our board of directors and management and reporting the results of such assessment to the full board of directors.

Code of Business Conduct and Ethics

In connection with the consummation of this offering, we will adopt a Code of Business Conduct and Ethics, or Code of Ethics, applicable to our employees, senior management and directors, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Following the effectiveness of the registration statement of which this prospectus is a part, a current copy of the Code of Ethics will be posted on our website, which is located at www.gyroscopetx.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus and is not incorporated by reference herein.

Compensation of Senior Management and Directors

For the fiscal year ended December 31, 2020, the aggregate compensation paid to the members of our board of directors and our executive officers for services in all capacities, including retirement and similar benefits, was £1,976,175.

Non-Executive Director Appointment Letters

The compensation of our non-executive directors is determined by our board of directors as a whole, based, in part, on a review of current practices in other companies. We have entered into appointment letters with certain of our non-executive directors. The non-executive director appointment letters provide for an annual fee and a grant of employee shares or options, in each case, subject to the terms for employee shares and options set forth below, as applicable. The non-executive director appointment letters provide that we must give one month’s prior written notice of our intent to terminate such director’s directorship. Pursuant to the letters, for a period of 12 months following termination of the directorship, the non-executive director is prohibited from engaging in any business that is in the business of research, development, manufacturing, marketing, training, distribution or other commercialization activities with respect to retinal gene therapy, subretinal delivery devices and suprachoroidal delivery devices.

Employment Agreements

We have entered into employment agreements with two of our executive officers, including our CEO. Each of these employment agreements provides for an initial annual salary, annual bonus opportunity between 30%

and 50% of such officer’s base salary, eligibility to participate in long-term incentive opportunities and participation in certain retirement and welfare benefit plans. We are required to give between three and six months’ prior written notice of a termination of employment or provide payment in lieu of notice for the specified notice period. The executive officers have agreed to restrictive covenants not to compete against us during employment and for a period between six and nine months following termination and not to solicit our clients, suppliers or key employees for a period of six to 12 months following termination. To the extent the employment of an executive officer is terminated without notice and without cause, the employment agreements require us to pay our executive officers compensation for the minimum period of notice to which he or she would have been entitled.

In addition to the above, our CEO is entitled to certain payments in the event of a “change of control” (as defined in his employment agreement). If our CEO continues to be employed at the time when the change of control occurs, he will be entitled to £1,100,000. If he ceases to be employed in circumstances where he was a good leaver (as defined in our articles of association), he will be entitled to be paid an amount equal to the product of (i) £1,100,000 and (ii) each successive full period of 12 months between October 1, 2018 and September 30, 2022 during which he has continued to be employed by us, divided by four.

Offer Letters

We have also entered into offer letters with certain of our executive officers. The letters provide for an initial annual salary, target annual bonus opportunity between 25% and 35% of such officer’s base salary, eligibility to participate in long-term incentive opportunities and participation in certain retirement and welfare benefit plans. The offer letters provide for at-will employment, terminable by either party, at any time. In the event we terminate the employment of our executive officers, the offer letters require us to pay between three and six months of base salary on such termination. As a condition to employment, our executive officers have agreed to sign a confidentiality and assignment of inventions agreement, and, in jurisdictions other than California, a non-competition and non-solicitation, pursuant to which our executive officers are subject to restrictive covenants not to compete against us or solicit our employees or customers or perspective customers during employment and for a specified period between 6 and 12 months following termination.

Annual Bonus Program

We maintain an annual bonus compensation program for our employees. The key terms of the annual bonus program are summarized below.

Administration and Eligibility. Our board of directors is responsible for the administration of the annual bonus program. All employees who have commenced employment with us prior to November 1 of any calendar year are eligible to receive an annual bonus.

Form and Determination of Incentive Awards. Corporate performance priorities are approved by our board of directors and communicated to departments and employees and each of our executive officer’s target annual bonus is set forth in their employment agreement or offer letter. Our board of directors also approves the individual bonus amounts of each of our executive officers. At the end of the plan year, our board of directors determines the level of achievement, which may be greater or less than 100% of target, and combined with personal achievement, to determine each executive officer’s payout. Payment of annual bonuses is made in February following the applicable plan year.

Termination of Employment. If an employee gives or receives notice of termination of his or her employment prior to the payment of his or her annual bonus, the employee is not eligible to receive an annual bonus.

Amendment. Our board of directors may abolish or alter the bonus program at any time before, during or after a plan year is completed.

Change in Control Severance Plan

Prior to this offering, our board of directors intends to adopt a Change in Control Severance Scheme, or the Severance Scheme, pursuant to which our senior management team may participate. The Severance Scheme provides that participants may receive a severance payment specified in a severance letter between the participant and us following a termination by us (or a successor thereto) other than for “cause” (as defined in the Severance Scheme) or due to the participant’s resignation for “good reason” (as defined in the Severance Scheme), in each case, in connection with the consummation of a change in control (as defined in the Severance Scheme).

In order to receive the benefits set forth in the applicable severance letter, the participant must comply with any provision in any agreement between us and the participant that requires the participant to take certain actions or refrain from certain actions following the termination of their employment, including, any obligation to maintain confidentiality or to refrain from working for a competitor,

Severance benefits to participants in the United States are subject to the participant’s execution and nonrevocation of a release of claims in favor of us. The Severance Scheme is binding upon our successors in the same manner and to the same extent that we would be obligated, if no succession had taken place.

Outstanding Equity Awards

Employee Share Program

In 2016, we established an employee share program, or the Employee Share Program, pursuant to which eligible participants were allotted and issued C Ordinary Shares, D Ordinary Shares and E Ordinary Shares subject to the terms of the employee share program set forth in our articles of association. The terms are described in more detail below.

Awards. Eligible employees receive grants of C ordinary shares, D ordinary shares and E ordinary shares.

Vesting. Unless otherwise set forth in a vesting agreement, none of the employee shares vest prior to the first anniversary of the commencement date set forth in our articles of association. On or after the first anniversary of the commencement date, a number of shares will vest equal to the number of complete calendar months that have elapsed since the commencement date multiplied by, for C Ordinary Shares and D Ordinary Shares, 1.6666% and for E Ordinary Shares, 2.0833% and the employee shares continue to vest in equal monthly installments thereafter until they are fully vested on the fourth or the fifth anniversary of the commencement date (as the case may be).

Termination. If an employee ceases to be an employee by reason of being a “bad leaver,” which means we are entitled to summarily dismiss the employee under the terms of the employee’s employment agreement, all of the employee’s employee shares shall immediately convert into deferred shares, the consequence of which are described below. If any employee ceases to be an employee by reason of being a “good leaver,” which means the employee ceases to be an employee at any time and is not a “bad leaver,” the employee’s unvested employee shares will become deferred shares.

Share Sale. If, within 12 months of the date of a share sale, which is generally defined as any sale of shares resulting in the purchaser of such shares having a “controlling interest” (“control” for these purposes as defined in accordance with section 1124 of the Corporation Tax Act 2010) in the Company, the employee’s employment or engagement is terminated at our election under circumstances that would have made the employee a good leaver and the employee continues to be interested in any employee shares, all of the employee’s employee shares will be treated as vested.

Deferred Shares. We may purchase all our deferred shares currently in issue, at any time at our option, for £1.00 for all the deferred shares registered in the name of any holder.

IPO. In the event of an initial public offering, or an IPO (and this offering will qualify as such), our board of directors may require holders of employee shares to enter into an IPO vesting agreement, under which (i) the employee shares will continue to vest in a substantially equivalent manner to which the employee shares would have been subject had the IPO not occurred and (ii) any vested employee shares may be subject to a lock-up agreement. Immediately prior to an IPO, provided the relevant holder of employee shares has entered into such agreement(s), all of the holder’s unvested employee shares will cease to be capable of being converted into deferred shares. If an employee does not enter into an IPO vesting agreement, then all unvested shares will immediately be converted into deferred shares.

Since the beginning of the last fiscal year ended December 31, 2020, we have allotted and issued to participants, including our executive officers, in the aggregate,                  C ordinary shares,                  D ordinary shares and                  E ordinary shares (of which                  C ordinary shares,                  D ordinary shares and                  E ordinary shares were converted to deferred shares).

Series B Share Option Plan

In 2019, we established a share option plan in connection with our Series B financing, or the Series B Share Option Plan, pursuant to which eligible participants were granted options to purchase ordinary shares, subject to the terms of the Series B Share Option Plan and an option award agreement thereunder. Shares acquired from the exercise of options granted to date under the Series B Share Option Plan consists of our E ordinary shares. Pursuant to our articles of association, E ordinary shares participate in the distribution of our assets on a liquidation or a return of capital (other than a conversion, redemption or purchase of shares) only after each holder of our preferred shares have received their preference amount and each holder of our B ordinary shares have received an amount equal to the threshold amount of our E ordinary shares.

Share Reserve. Subject to adjustment as set forth in the Series B Share Option Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to any option granted under the Series B Share Option Plan is 7,375,899 ordinary shares. Any shares underlying an option that is forfeited, cancelled or lapsed or which otherwise would have been issued with respect to an option but are instead surrendered in payment or partial payment of the option price and/or tax withholding shall be deemed not to have been issued for purposes of determining the maximum aggregate number of shares which may be issued under the Series B Share Option Plan.

Administration. The Series B Share Option Plan is administered by our board of directors. The board may grant options to acquire ordinary shares to any director (including non-executive directors), officeholder or employee or consultant to the Company or any of its subsidiaries who is subject to taxation in the United States.

Awards. The Series B Share Option Plan provides for grants of nonqualified stock options and incentive stock options to purchase ordinary shares of the Company.

Vesting. Options vest pursuant to the terms of the vesting schedule set forth in an option agreement between us and the participant. The vesting schedule for all outstanding options provides that the options shall not vest prior to the first anniversary of the vesting commencement date set forth in the award agreement. On the first anniversary of the vesting commencement date, 25% of the options will vest and 1/48 of the options will vest each month following the first anniversary of the vesting commencement date until they are fully vested on the fourth anniversary of the vesting commencement date.

Termination. If a participant ceases to be engaged by us by reason of being a “bad leaver,” which means we are entitled to summarily dismiss the participant under the terms of the participant’s employment agreement or other service agreement, all of the options will lapse immediately. If a participant ceases to be engaged by reason of being a “good leaver,” which means the participant ceases to be engaged by us and is not a “bad leaver,” the participant’s unvested options will lapse immediately and any vested options will remain exercisable for 90 days

(or such longer period as the board may approve). In the event of the participant’s death, the participant’s vested options will be exercisable by the participant’s personal representative for one year following the participant’s death. In the event of the participant’s disability, the participant’s vested options will be exercisable for six months following the date of such participant’s termination.

Share Sale. In the event of a Share Sale, which is generally defined as any sale of shares resulting in the purchaser of such shares having a “controlling interest” (“control” for these purposes as defined in accordance with section 1124 of the Corporation Tax Act 2010) in us, except where following completion of the sale the shareholders and the proportion of shares held by each of them are the same as immediately prior to the completion of the sale, options may be exercised as follows: (i) if notified prior to the Share Sale, the participant may exercise any vested options prior to the Share Sale, (ii) if no notification is given to participants, once a controlling interest is acquired, the participant will be notified and given 39 days to be exercise any outstanding unvested options, (iii) options may be cancelled in exchange for consideration with a value equal to the number of shares subject to the option multiplied by the excess, if any, of the fair market value per share on the date of the sale (or the per-share consideration payable to our shareholders with respect to the Share Sale) over the exercise price of the option and (iv) any option that is not exercised as a result of the consummation of the Share Sale may be cancelled for no consideration.

Prior to a Share Sale, our board of directors will determine the nature and extent of any alternative and/or further terms and conditions, or post-exit vesting terms, that will apply to unvested options, including, without limitation (i) that some or all of the unvested options shall lapse as if the participant left the participant’s employment or service, (ii) impose vesting criteria on, and provide for the terms of forfeiture, surrender, waiver or transfer and/or (iii) comprise of terms proposed by a purchaser, holding company or third party under which terms new equity incentives or other benefits are thereby granted to a participant in exchange for the unvested options. If, within 12 months of the date of a Share Sale, the participant’s service is terminated for any reason (other than in circumstances in which the participant is a bad leaver), all post-share sale equity interests shall vest in full and be paid or distributed or otherwise accrued for the benefit of the participant.

In addition, in the event of a Share Sale, or any sale in which another company acquires control of Gyroscope, participants may, by agreement with the acquiring company, roll over a portion of their options into options or other equity rights of the acquiring company.

Business Sale. On a Business Sale, which is defined as the disposal by us of all or substantially all of our undertaking and assets, participants will be given notice and to the extent that the option is vested, may be exercised within 39 days of the consummation of the Business Sale.

IPO. Unless otherwise determined by the Board, upon the occurrence of an initial public offering or an IPO (and this offering will qualify as such), all unvested options will continue to vest in accordance with the terms of the Series B Option Plan as if the IPO had not occurred.

Series C Share Option Plan

In 2021, we established a share option plan in connection with our Series C financing, or the Series C Share Option Plan, pursuant to which eligible participants were granted options to purchase ordinary shares, subject to the terms of the Series C Share Option Plan. Shares acquired from the exercise of options granted to date under the Series C Share Option Plan consist of our F ordinary shares.

Share Reserve. Subject to adjustment as set forth in the Series C Share Option Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to any option granted under the Series C Share Option Plan is             ordinary shares. Any shares underlying an option that is forfeited, cancelled or lapsed or which otherwise would have been issued with respect to an option but are instead surrendered in payment or partial payment of the option price and/or tax withholding shall be deemed not to have been issued for purposes of determining the maximum aggregate number of shares which may be issued under the Series C Share Option Plan.

Administration. The Series C Share Option Plan is administered by our board of directors. The board may grant options to acquire ordinary shares to any director (including non-executive directors), officeholder or employee or consultant to the Company or any of its subsidiaries.

Awards. The Series C Share Option Plan provides for grants of nonqualified stock options and incentive stock options to purchase ordinary shares of the Company.

Vesting; Termination. The vesting terms and consequences of a termination of services are the same as for options granted under the Series B Share Option Plan.

Share Sale; Business Sale; IPO. The consequences of a Share Sale, Business Sale and IPO are the same as for options granted under the Series B Share Option Plan.

2021 Equity Incentive Plan

In connection with this offering, we intend to adopt an equity incentive plan, or the 2021 Equity Incentive Plan. The purpose of the 2021 Equity Incentive Plan will be to attract, retain and motivate persons who make (or are expected to make) important contributions to the Company. Immediately following this offering, the 2021 Equity Incentive Plan will be the sole means for the Company to grant new equity awards.

Administration and Eligibility. Our employees and directors, referred to as service providers, are eligible to be granted awards under the 2021 Equity Incentive Plan. The 2021 Equity Incentive Plan is administered by our Board of Directors, or a Committee designated by the Board (referred to as the administrator below). The administrator has the authority to determine which service providers receive awards, grant awards, set the terms and conditions and designate which awards will cover ordinary shares or ADSs.

Shares Available for Awards. Subject to adjustment, awards may be made under the 2021 Equity Incentive Plan in an aggregate amount of up to          shares, which consists of              new ordinary shares,              ordinary shares that would otherwise remain available for future grants under the Series B Option Plan and the Series C Option Plan as the date of the underwriting agreement for this offering and              ordinary shares that are subject to awards under prior plans that may become available for issuance under the 2021 Equity Incentive Plan.

Additionally, the number of ordinary shares reserved for issuance under the 2021 Equity Incentive Plan will automatically increase on January 1st of each year, for a period of not more than ten years, by an amount equal to the lesser of (i)     % of the total number of ordinary shares outstanding on December 31st of the same calendar year or (ii) such fewer number of ordinary shares as the board of directors may designate prior to the applicable January 1st date. No more than          shares may be issued under the 2021 Equity Incentive Plan upon the exercise of incentive share options.

If an award under the 2021 Equity Incentive Plan, or any prior equity incentive plan, expires, lapses or is terminated, exchanged for cash, surrendered, repurchased, cancelled without having been fully exercised or forfeited, any unused shares subject to the award will, as applicable, become or again be available for new grants under the 2021 Equity Incentive Plan. Shares delivered to the Company to satisfy any applicable tax withholding obligation will also become or again be available for award grants under the 2021 Equity Incentive Plan. Awards granted under the 2021 Equity Incentive Plan in substitution for any options or other equity or equity-based awards granted by an entity before the entity’s merger or consolidation with us or our acquisition of the entity’s property or stock will not reduce the shares available for grant under the 2021 Equity Incentive Plan, but will count against the maximum number of shares that may be issued upon the exercise of incentive share options.

Awards. The 2021 Equity Incentive Plan provides for the grant of options, share appreciation rights, or SARs, restricted shares, dividend equivalents, restricted share units, or RSUs, and other share based awards. All awards under the 2021 Equity Incentive Plan will be set forth in award agreements, which will detail the terms and conditions of awards, including any applicable vesting and payment terms.

Performance Criteria. The administrator may select performance criteria for an award to establish performance goals for a performance period.

Corporate Transactions. In connection with certain corporate transactions and events affecting our ordinary shares, including a change of control, another similar corporate transaction or event, another unusual or nonrecurring transaction or event affecting us or our financial statements or a change in any applicable laws or accounting principles, the administrator has broad discretion to take action under the 2021 Equity Incentive Plan to prevent the dilution or enlargement of intended benefits, facilitate the transaction or event or give effect to the change in applicable laws or accounting principles. This includes accelerating the vesting of awards, providing for the assumption or substitution of awards by a successor entity, adjusting the number and type of shares subject to outstanding awards and/or with respect to which awards may be granted under the 2021 Equity Incentive Plan and replacing or terminating awards under the 2021 Equity Incentive.

Plan Amendment and Termination. Our board of directors may amend or terminate the 2021 Equity Incentive Plan at any time; however, no amendment, other than an amendment that increases the number of shares available under the 2021 Equity Incentive Plan, may materially and adversely affect an award outstanding under the 2021 Equity Incentive Plan without the consent of the affected participant and shareholder approval will be obtained for any amendment to the extent necessary to comply with applicable laws. The 2021 Equity Incentive Plan will remain in effect until the tenth anniversary of its effective date unless earlier terminated by our board of directors. No awards may be granted under the 2021 Equity Incentive Plan after its termination.

Transferability and Participant Payments. Except as the administrator may determine or provide in an award agreement, awards under the 2021 Equity Incentive Plan are non-transferrable, except by will or the laws of descent and distribution, or, subject to the administrator’s consent, pursuant to a domestic relations order, and are generally exercisable only by the participant. With regard to tax withholding obligations arising in connection with awards under the 2021 Equity Incentive Plan, and exercise price obligations arising in connection with the exercise of options under the 2021 Equity Incentive Plan, the administrator may, in its discretion, accept cash, wire transfer or check, our ordinary shares or such other consideration as the administrator deems suitable or any combination of the foregoing.

2021 Non-Employee Sub Plan. The 2021 Non-Employee Sub Plan will govern equity awards granted to our non-executive directors and our service providers, including consultants and directors. The 2021 Non-Employee Sub Plan will be adopted under the 2021 Equity Incentive Plan and provides for equity- and cash-based awards to be made on identical terms to awards made under our 2021 Equity Incentive Plan.

Employee Share Purchase Plan

In connection with this offering, we intend to adopt an employee share purchase plan, or the 2021 ESPP. The purpose of the 2021 ESPP will be to provide employees the opportunity to purchase ordinary shares or ADSs. The rights to purchase ordinary shares granted under the 2021 ESPP are intended to qualify as options issued under an “employee stock purchase plan” as that term is defined in Section 423(b) of the Code.

Sharesave Scheme

In connection with this offering, we intend to adopt a sharesave scheme.

Insurance and Indemnification

To the extent permitted by the Companies Act, we are empowered to indemnify our directors against any liability they incur by reason of their directorship. We maintain directors’ and officers’ insurance to insure such persons against certain liabilities. We expect to enter into a deed of indemnity with each of our directors and members of our senior management prior to the completion of this offering.

In addition to such indemnification, we have directors’ and officers’ liability insurance.

Insofar as indemnification of liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to our board of directors, senior management, or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of             , 2021, after giving effect to our corporate reorganization and the consummation of the Series C Financing, for:

•	each beneficial owner of 5% or more of our outstanding ordinary shares;

•	each of our directors and members of our senior management; and

•	all of our directors and senior management as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of             , 2021. Percentage ownership calculations are based on                 ordinary shares outstanding as of         , 2021, after giving effect to the exchange of all of our preferred shares for ordinary shares, which will occur in connection with our corporate reorganization as described elsewhere in this prospectus and the consummation of the Series C Financing. The percentage of shares beneficially owned after completion of this offering is based on                 ordinary shares outstanding after this offering, including ordinary shares in the form of ADSs issued in connection with this offering.

Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

As of            , 2021,                  U.S. shareholders of record held an aggregate of                  ordinary shares, or                % of our outstanding ordinary shares, after giving effect to the exchange of all of our preferred shares for ordinary shares on a                 -for-                 basis in connection with our corporate reorganization and the consummation of the Series C Financing.

Except as otherwise indicated below, the address for each person or entity listed in the table is c/o Gyroscope Therapeutics Holdings Limited, Stevenage Bioscience Catalyst, Gunnels Wood Road, Stevenage, Hertfordshire, SG1 2FX, United Kingdom.

Percentage of Ordinary Shares Beneficially Owned
Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned Before Offering	Before Offering		After Offering
5% or Greater Shareholders:
Syncona Portfolio Limited (1)			%		%
Entities affiliated with Forbion
Certain funds and accounts advised or subadvised by T. Rowe Price Associates, Inc.
Sofinnova Venture Partners X, L.P.
Senior Management and Directors:
Khurem Farooq			%
Jane Hughes, Ph.D.
Edward Lang Jr.
Ian Pitfield, Ph.D.
Jessica Stitt
Nadia Waheed, M.D.
Chris Hollowood, Ph.D.
Sean Bohen, M.D., Ph.D.
Ian Clark.
Jennifer Cook
David Fellows
Renée Galá
Wouter Joustra
Maha Katabi, Ph.D.
All current directors and senior management as a group (14 persons)			%		%

*	Represents beneficial ownership of less than one percent.
(1)

Consists of                      ordinary shares issuable upon exchange of                      series A preferred shares,                      series B preferred shares,                      series C preferred shares and                      B ordinary shares for ordinary shares in connection with the consummation of the transactions described under the section titled “Corporate Reorganization.” Syncona Portfolio Limited is a controlled subsidiary of Syncona Holdings Limited, which in turn is a controlled subsidiary of Syncona Limited. Each of Syncona Holdings Limited and Syncona Limited may be deemed to have voting and dispositive power over the shares held by Syncona Portfolio Limited. Investment and voting decisions with respect to these shares are made by Syncona Portfolio Limited acting upon the recommendation of an investment committee of Syncona Investment Management Limited, also a subsidiary of Syncona Holdings Limited. The members of this investment committee consist of Nigel Keen, Martin Murphy and Chris Hollowood. The address for Syncona Portfolio Limited is Arnold House, PO Box 273, St Julian’s Avenue, St Peter Port, Guernsey, GY1 3RD, Channel Islands.

RELATED PARTY TRANSACTIONS

The agreements described in this section, or forms of such agreements as they will be in effect at the time of this offering, are filed as exhibits to the registration statement of which this prospectus forms a part, and the following descriptions are qualified by reference thereto.

Since February 1, 2018, we have engaged in the following transactions with our directors, executive officers or holders of more than 5% of our outstanding share capital and their affiliates, which we refer to as our related parties.

Transactions with Entities Affiliated with Syncona

Loan Note Subscription Agreement and Loan Note Instrument

In November 2020, we entered into the Loan Note Subscription Agreement with certain investors, including Syncona, which provides for the issuance and sale by us of up to $40.0 million in nominal amount of unsecured convertible loan notes, or the 2020 notes, at a subscription price of $1.00 for each $1.00 nominal value of loan notes. Pursuant to the Loan Note Subscription Agreement, Syncona agreed to subscribe for 2020 notes for an aggregate nominal amount of $23.1 million and, subject to certain conditions, up to an additional $13.9 million. Pursuant to the Loan Note Subscription Agreement, we have separately entered into the Loan Note Instrument, which provides the terms of the 2020 notes under the Loan Note Subscription Agreement

Pursuant to the Loan Note Instrument, any 2020 notes bear interest at a rate equal to eight percent per annum on the nominal amount of the note, and accrued interest due on any 2020 note shall be compounded on each three month anniversary of its issue. Pursuant to an amendment to the Loan Note Instrument dated March 26, 2021, all compounded interest was waived upon any conversion of the 2020 notes. Simultaneously with completion of an applicable financing by us, which shall exceed an aggregate cash subscription amount of $60.0 million, any outstanding 2020 notes shall be applied by way of subscription for such class of shares issued pursuant to such financing at a price of 80% per share of such price paid through the financing. We are entitled to redeem all, but not some only, of the outstanding 2020 notes at any time with consent of the noteholder. The maturity date of any 2020 note shall be 364 days following the date of the first issue of such 2020 note (or the business day before such date, if such date is not a business day).

In November 2020, February 2021 and March 2021, pursuant to the Loan Note Subscription Agreement, we issued 2020 notes in an aggregate principal amount of approximately $23.1 million, $5.6 million and $8.3 million, respectively, to Syncona. The terms of the 2020 notes are in accordance with those set forth in the Loan Note Instrument and as described above. Upon the closing of the Series C Financing in March 2021, we converted approximately $13.9 million aggregate principal amount of the 2020 notes held by Syncona at a per share conversion price of $2.30 and approximately $23.1 million aggregate principal amount of the 2020 notes held by Syncona at a per share conversion price of $1.84, representing a 20% discount to the per share purchase price of the series C preferred shares. As of March 31, 2021, there were no 2020 notes were outstanding.

Freeline License Agreement

In April 2020, we entered into an exclusive patent and know-how license agreement with Freeline, an affiliate company under common control by Syncona. Under the terms of this agreement, Freeline grants us a non-exclusive license to certain know-how, and we grant Freeline an exclusive license under certain patent rights to develop and commercialize liver-directed rAAV gene therapies expressing an immune-modifying protein and a non-exclusive license to certain know-how. Freeline was required to pay us an upfront payment of £200,000 and may be required to make up to £5,572,000 in development and regulatory milestone payments, and pay us a mid-single-digit percentage royalty on net sales of licensed products on a product-by-product and country-by-country basis, until the expiration of the last valid licensed patent claim covering such product in such country. We are required to pay Syncona IP all net payments received by us as consideration for the sublicenses of the intellectual property licensed to us from Syncona IP granted to Freeline.

Purespring License Agreement

In January 2021, we entered into an exclusive patent license agreement with Purespring, an affiliate company under common control by Syncona. Under the terms of this agreement, we grant Purespring an exclusive license under certain patent rights to develop and commercialize renal-directed rAAV gene therapies expressing an immune-modifying protein. Purespring was required to pay us an upfront payment of £200,000 and may be required to make up to £7,572,000 in development and regulatory milestone payments, and pay us a mid-single-digit percentage royalty on net sales of licensed products on a product-by-product and country-by-country basis, until the expiration of the last valid licensed patent claim covering such product in such country. We are required to pay Syncona IP all net payments received by us as consideration for the sublicenses of the intellectual property licensed to us from Syncona IP granted to Purespring.

Orbit Biomedical Limited Transaction

In February 2019, we entered into a share sale and purchase agreement with Syncona to purchase all of the outstanding share capital of, and $11.7 million in principal amount of a loan note receivable due from Orbit Biomedical Limited, or Orbit, including its subsidiary Orbit Biomedical, Inc. (which was renamed to Gyroscope USA, Inc.) to Syncona. Orbit was an affiliate company under common control by Syncona prior to the acquisition date, and this transaction was accounted for as a transaction between entities under common control. See Note 1 to our consolidated financial statements included in this prospectus. The net assets of Orbit included cash, accounts receivable, prepaid expenses, inventory, property, plant and equipment and intangible assets totaling $10.5 million and net liabilities comprised primarily of a loan note payable to Syncona of $12.0 million and accounts payable and accrued liabilities of $3.8 million, of which $0.8 million was accrued interest relating to the note payable to Syncona. As consideration for Orbit’s outstanding share capital and $11.7 million in principal amount of the loan note payable to Syncona, we issued 8,875,000 shares of series A preferred shares to Syncona. Subsequent to this transaction, the remaining principal amount and interest of the loan note payable to Syncona of $1.1 million was repaid.

Syncona License Agreement

In May 2016, we entered into an exclusive patent license agreement with Syncona Management, which Syncona Management assigned to Syncona IP in December 2016, and which we and Syncona IP subsequently amended and restated. Pursuant to the agreement, Syncona IP grants us an exclusive, worldwide license under certain patents and patent applications relating to gene therapy to (i) exploit such patents and patent applications in ocular indications, (ii) grant Freeline an exclusive sublicense to exploit such patent rights in connection with rAAV Complement Factor I products that are delivered by peripheral vein infusion, direct administration to the liver via hepatic vessels, or via intraparenchymal administration direct to the liver, in each case where gene or Complement Factor I expression is primarily in the liver and (iii) grant Purespring an exclusive sublicense to exploit such patent rights in connection with rAAV Complement Factor I products that are delivered to the kidney and where gene or Complement Factor I expression is primarily in the kidney. We grant Syncona IP a worldwide, non-exclusive license under certain patents licensed to us by CE for use outside of the Gyroscope Field.

For a detailed description of certain terms of this agreement, see “Business—Collaborations and License Agreements.”

Subscriptions of our Share Capital

Subscription of our series A preferred shares

In May 2016, with subsequent closings in September 2017, March 2018, November 2018, February 2019 and June 2019, we sold an aggregate of 33,975,000 shares of our series A preferred shares at a purchase price of £1.00 per share, pursuant to agreements entered into with Syncona and other investors. The following table summarizes purchases of our series A preferred shares by related persons:

	Series A Preferred Shares (First Tranche)	Series A Preferred Shares (Second Tranche)	Series A Preferred Shares (Third Tranche)	Series A Preferred Shares (Fourth Tranche)	Series A Preferred Shares (Fountain Payments)	Series A Preferred Shares (Fifth Tranche)	Total Purchase Price
Shareholder:
Syncona Portfolio Limited(1)	5,000,000	6,000,000	4,000,000	5,000,000	8,875,000	5,100,000	£33,975,000

(1)

Dr. Hollowood, our Chairman, is the Chief Investment Officer and Managing Partner of Syncona Investment Management Limited. Syncona Investment Management Limited is an affiliate of Syncona Portfolio Limited.

Subscription of our series B preferred shares

In August 2019, with subsequent closings in February 2020 and September 2020, we sold an aggregate of 34,285,714 shares of our series B preferred shares at a purchase price of £1.40 per share, pursuant to agreements entered into with Syncona and another investor. The following table summarizes purchases of our series B preferred shares by related persons:

	Series B Preferred Shares (First Tranche)	Series B Preferred Shares (Second Tranche)	Series B Preferred Shares (Third Tranche)	Total Purchase Price
Shareholder:
Syncona Portfolio Limited(1)	15,714,286	12,142,857	6,428,571	£48,000,000

(1)

Dr. Hollowood, our Chairman, is the Chief Investment Officer and Managing Partner of Syncona Investment Management Limited. Syncona Investment Management Limited is an affiliate of Syncona Portfolio Limited.

Subscription of our series C preferred shares

In March 2021, we sold 67,065,214 shares of our series C preferred shares, pursuant to agreements entered into with Syncona and other investors. The purchase price of the series C preferred shares by Syncona was paid through cash consideration of approximately $5.3 million for 2,315,217 series C preferred shares at the per share purchase price, conversion of approximately $13.9 million aggregate principal amount of outstanding convertible loan notes held by Syncona at a per share conversion price of $2.30 and conversion of approximately $23.1 million aggregate principal amount of outstanding convertible loan notes held by Syncona at a per share conversion price of $1.84, representing a 20% discount to the per share purchase price. The following table summarizes purchases of our series C preferred shares by related persons.

	Series C Preferred Shares (Cash)	Total Purchase Price of Series C Preferred Shares (Cash)	Series C Preferred Shares (Conversion of Convertible Loan Notes)	Total Purchase Price of Series C Preferred Shares (Conversion of Convertible Loan Notes)
Shareholder:
Syncona Portfolio Limited(1)	2,315,217	$5,324,999	18,600,542	$37,000,000

(1)

Dr. Hollowood, our Chairman, is the Chief Investment Officer and Managing Partner of Syncona Investment Management Limited. Syncona Investment Management Limited is an affiliate of Syncona Portfolio Limited.

Shareholders’ Agreement

In connection with the consummation of the Series C Financing in March 2021, we entered into a shareholders’ agreement with the investors in the Series C Financing, or the Series C Investors, and certain other investors. Among other things, the shareholders’ agreement provides the Series C Investors with certain information rights, and requires a majority of the Series C Investors to consent to certain corporate transactions that we may undertake from time to time, including this offering. In addition, the shareholders’ agreement contains provisions that allow Syncona, certain entities afiliated with Forbion Growth Management B.V. and Forbion Capital V C.V., or together, Forbion, and Sofinnova Venture Partners X L.P., or Sofinnova, to each appoint one member to our board of directors. As of the date hereof, Dr. Hollowood serves on our board of directors as the appointee of Syncona, Wouter Joustra serves on our board of directors as the appointee of Forbion and Maha Katabi serves on our board of directors as the appointee of Sofinnova under the terms of this agreement. In accordance with its terms, the shareholders’ agreement will automatically terminate in connection with this offering.

Registration Rights Agreement

In connection with the Series C Financing, we have agreed with the Series C Investors that we will enter into a registration rights agreement in connection with this offering, pursuant to which the Series C Investors will be granted registration rights. Pursuant to our agreement with the Series C Investors, we expect that the registration rights agreement will provide for the below registration rights.

Demand Registration Rights

Series C Investors with an aggregate of 139,937,832 ordinary shares issuable upon conversion of outstanding preferred shares and ordinary shares will be entitled to certain demand registration rights. Beginning on the date 180 days following the effective date of the registration statement of which this prospectus is a part, upon the written request of the holders of more than 20% of our registrable securities then outstanding, if the anticipated aggregate offering price would exceed $10,000,000 we are obligated to register the sale of all registrable securities that the holders may request in writing to be registered. We are required to effect no more than two registration statements that are declared or ordered effective. We may postpone the filing of a registration statement for up to 90 days once in a twelve-month period if in the good faith judgment of our board of directors such registration would be materially detrimental to us because it would materially interfere with a acquisition, corporate reorganization or similar transaction, require premature disclosure of material information or render us unable to comply with the requirements of the Securities Act or Exchange Act. The foregoing demand registration rights are subject to a number of additional exceptions and limitations.

Shelf Registration Rights

Series C Investors with an aggregate of 139,937,832 ordinary shares issuable upon conversion of outstanding preferred shares and ordinary shares will be entitled to certain registration rights on Form F-3 or S-3. If we are eligible to file a registration statement on Form F-3 or S-3, upon the written request of the holders of more than 10% of our registrable securities then outstanding, if the anticipated aggregate offering price would exceed $10,000,000, we are obligated to register the sale of all registrable securities that the holders may request in writing to be registered on Form F-3 or S-3. We are required to effect no more than two Form F-3 or S-3 registration statements that are declared or ordered effective. We may postpone the filing of a registration statement or a shelf takedown for up to 90 days not more than twice in a 12-month period if in the good faith judgment of our board of directors such registration would be materially detrimental to us because it would materially interfere with a acquisition, corporate reorganization or similar transaction, require premature disclosure of material information or render us unable to comply with the requirements of the Securities Act or Exchange Act. The foregoing shelf registration rights are subject to a number of additional exceptions and limitations.

Piggyback Registration Rights

Series C Investors with an aggregate of 139,937,832 ordinary shares issuable upon conversion of outstanding preferred shares and ordinary shares will be entitled to certain piggyback registration rights. If we register any of our securities for public sale, either for our own account or for the account of other security holders, we will also have to register all registrable securities that the holders of such securities request in writing be registered. This piggyback registration right does not apply to a registration relating to any of our stock plans, stock purchase or similar plan, a transaction under Rule 145 of the Securities Act or a registration related to stock issued upon conversion of debt securities. We, based on consultation with the underwriters of any underwritten offering, will have the right to limit the number of shares registered by these holders to 25% on a pro rata basis at the discretion of the underwriters for such offering.

Agreements with Our Senior Management and Directors

We have entered into service agreements with the members of our senior management. See “Management—Compensation of Senior Management and Directors.” These agreements contain customary provisions and representations, including confidentiality, non-competition, non-solicitation and inventions assignment undertakings by the members of our senior management. However, the enforceability of the non-competition provisions may be limited under applicable law.

Indemnification Agreements

We intend to enter into a deed of indemnity with each of our directors and members of our senior management prior to the completion of this offering. Our articles of association to be adopted in connection with the consummation of this offering will also provide that we will indemnify our directors and members of our senior management to the fullest extent permitted by applicable law. See “Management—Insurance and Indemnification” for further information.

Related Party Transactions Policy

Prior to this offering, we have not had a formal policy regarding approval of transactions with related parties. In connection with the consummation of this offering, we intend to adopt a written related party transactions policy that such transactions must be approved by our audit committee. This policy will become effective on the date on which the registration statement of which this prospectus is part is declared effective by the SEC. Pursuant to this policy, the audit committee has the primary responsibility for reviewing and approving or disapproving “related person transactions,” which are transactions between us and related persons in which the related person has a direct or indirect material interest. For purposes of this policy, a related person will be defined as a director, executive officer, nominee for director, or greater than 5% beneficial owner of any class of our voting securities, and their immediate family members.

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF ASSOCIATION

The following describes our issued share capital, summarizes the material provisions of our articles of association and highlights certain differences in corporate law in the England and Wales and Delaware. Please note that this summary is not intended to be exhaustive. For further information, please refer to the full version of our articles of association, which are included as an exhibit to the registration statement of which this prospectus is a part.

We are currently a private company with limited liability incorporated pursuant to the laws of England and Wales in December 2020 as Gyroscope Therapeutics Holdings Limited. We were incorporated with nominal assets and liabilities for the purpose of becoming the ultimate holding company of Gyroscope Therapeutics Limited and for the purpose of consummating the corporate reorganization described herein. Gyroscope Therapeutics Limited was incorporated in April 2016. In December 2020, we incorporated Gyroscope Holdings (UK) Limited as a wholly owned subsidiary of Gyroscope Therapeutics Holdings Limited. Gyroscope Therapeutics Holdings Limited and Gyroscope Holdings (UK) Limited are holding companies which have not conducted any operations prior to this offering other than activities incidental to their formation, the corporate reorganization and this offering.

Pursuant to the terms of our corporate reorganization, all of the issued share capital in Gyroscope Therapeutics Limited will be exchanged for the same number and classes of shares in Gyroscope Therapeutics Holdings Limited and, as a result, Gyroscope Therapeutics Limited will become a wholly owned subsidiary of Gyroscope Therapeutics Holdings Limited. Prior to the completion of this offering, Gyroscope Therapeutics Holdings Limited will re-register as a public limited company and change its name to Gyroscope Therapeutics Holdings plc. After completion of this offering, Gyroscope Holdings (UK) Limited (wholly owned by Gyroscope Therapeutics Holdings plc) will acquire the entire issued share capital of Gyroscope Therapeutics Limited in exchange for an issue of new shares in Gyroscope Holdings (UK) Limited and, as a result, Gyroscope Therapeutics Limited will become a wholly owned subsidiary of Gyroscope Holdings (UK) Limited. See the section titled “Corporate Reorganization” for more information.

We are incorporated in England and Wales under number 13086765, and our registered office is at Stevenage Bioscience Catalyst, Gunnels Wood Road, Stevenage, Hertfordshire, SG1 2FX, United Kingdom.

In connection with our corporate reorganization, certain ordinary and special resolutions will be required to be passed by our shareholders prior to the completion of this offering. These will include resolutions for the:

•	adoption of new articles of association that will become effective upon the completion of this offering described under “—Post-IPO Articles of Association” below;

•

general authorization of our directors for purposes of Section 551 of the Companies Act to allot shares in the company and grant rights to subscribe for or convert any securities into shares in the company up to a maximum aggregate nominal amount of £                 for a period of                  years; and

•

empowering of our directors pursuant to Section 570 of Companies Act to issue equity securities for cash pursuant to the Section 551 authority referred to above as if the statutory preemption rights under Section 561(1) of the Companies Act did not apply to such allotments.

Authorized and Issued Share Capital

As of December 31, 2020, the issued and outstanding share capital of Gyroscope Therapeutics Limited was 1,750,000 B ordinary shares, 641,596 C ordinary shares, 607,772 D ordinary shares, 6,445,669 E ordinary shares, 35,648,333 series A preferred shares, 35,974,285 series B preferred shares and 1,040,946 deferred shares. The nominal value of each of our preferred, ordinary and deferred shares is £0.00001 per share and each issued share is fully paid.

Immediately following the share exchange between the shareholders of Gyroscope Therapeutics Limited and Gyroscope Therapeutics Holdings Limited as part of our corporate reorganization, the issued share capital of Gyroscope Therapeutics Holdings Limited will mirror the issued and outstanding share capital of Gyroscope Therapeutics Limited, but the nominal value of each share will be £            . Following the conversion of each of the different classes of share in Gyroscope Therapeutics Holdings Limited into ordinary shares as part of our corporate reorganization and this offering, our issued and outstanding share capital will be                  ordinary shares, nominal value £0.                 per share.

Ordinary Shares

In accordance with our articles of association to be in effect upon the completion of this offering, the following summarizes the rights of holders of our ordinary shares:

•	each holder of our ordinary shares is entitled to one vote per ordinary share on all matters to be voted on by shareholders generally;

•	the holders of the ordinary shares shall be entitled to receive notice of, attend, speak and vote at our general meetings; and

•	holders of our ordinary shares are entitled to receive such dividends as are recommended by our directors and declared by our shareholders.

Deferred Shares

In accordance with our articles of association to be in effect upon the completion of this offering, the following summarizes the rights of holders of our deferred shares:

•	deferred shares shall confer no rights to participate in our profits;

•

on a return of capital on a winding up the amount that holders of deferred shares can receive shall never exceed the amount paid up on or credited as paid up on those deferred shares and in respect of certain deferred shares only after first paying to the holders of any Series A Preferred Shares and/or B Ordinary Shares £1,000 per share; and

•	holders of the deferred shares shall not be entitled in their capacity as holders of such shares to receive notice of, attend, speak and vote at our general meetings.

Register of Members

We are required by the Companies Act to keep a register of our shareholders. Under English law, the ordinary shares are deemed to be issued when the name of the shareholder is entered in our register of members. The register of members therefore is prima facie evidence of the identity of our shareholders, and the shares that they hold. The register of members generally provides limited, or no, information regarding the ultimate beneficial owners of our ordinary shares. Our register of members is maintained by our registrar,                 .

Holders of our ADSs will not be treated as our shareholders and their names will therefore not be entered in our share register. The depositary, the custodian or their nominees will be the holder of the ordinary shares underlying our ADSs. Pursuant to the terms of the deposit agreement, holders of our ADSs have a right to receive the ordinary shares underlying their ADSs. For discussion on our ADSs and ADS holder rights, see “Description of American Depositary Shares” in this prospectus.

Under the Companies Act, we must enter an allotment of shares in our register of members as soon as practicable and in any event within two months of the allotment. We will perform all procedures necessary to update the register of members to reflect the ordinary shares being allotted and issued in this offering. We also are required by the Companies Act to register a transfer of shares (or give the transferee notice of and reasons for refusal as the transferee may reasonably request) as soon as practicable and in any event within two months of receiving notice of the transfer.

We, any of our shareholders or any other affected person may apply to the court for rectification of the register of members if:

•	the name of any person, without sufficient cause, is wrongly entered in or omitted from our register of members; or

•	there is a default or unnecessary delay in entering on the register the fact of any person having ceased to be a member.

Preemptive Rights

English law generally provides shareholders with statutory preemptive rights when new shares are issued for cash; however, it is possible for the articles of association, or shareholders by way of a special resolution at a general meeting, to disapply preemptive rights. Such a disapplication of preemptive rights may be for a maximum period of up to five years from the date of adoption of the articles of association, if the disapplication is contained in the articles of association, or from the date of the shareholder special resolution, if the disapplication is by shareholder special resolution. In either case, this disapplication would need to be renewed by our shareholders upon its expiration (i.e., at least every five years). On                , 2021, our shareholders approved the disapplication of preemptive rights for a period ending                 , 2026, which disapplication will need to be renewed upon expiration (i.e., at least every five years) to remain effective, but may be sought more frequently for additional five-year terms (or any shorter period). On                , 2021, our shareholders approved the disapplication of preemptive rights for the allotment of ordinary shares in connection with the consummation of this offering.

Purchase of Own Shares

English law permits a public limited company to purchase its own shares out of the distributable profits of the company or the proceeds of a fresh issue of shares made for the purpose of financing the purchase, subject to complying with procedural requirements under the Companies Act (including that the purchase be approved by the company’s shareholders) and provided that its articles of association do not prohibit it from doing so. Our articles of association to be in effect upon the completion of this offering, a summary of which is provided below, will not prohibit us from purchasing our own shares. A public limited company must not purchase its own shares if, as a result of the purchase, there would no longer be any issued shares of the company other than redeemable shares or shares held as treasury shares.

Any such purchase will be either a “market purchase” or “off market purchase,” each as defined in the Companies Act. A “market purchase” is a purchase made on a “recognized investment exchange” (other than an overseas exchange) as defined in the UK Financial Services and Markets Act 2000, or FSMA. An “off market purchase” is a purchase that is not made on a “recognized investment exchange.” Both “market purchases” and “off market purchases” require prior shareholder approval by way of an ordinary resolution. In the case of an “off market purchase,” a company’s shareholders, other than the shareholders from whom the company is purchasing shares, must approve the terms of the contract to purchase shares and in the case of a “market purchase,” the shareholders must approve the maximum number of shares that can be purchased and the maximum and minimum prices to be paid by the company. Both resolutions authorizing “market purchases” and “off-market purchases” must specify a date, not later than five years after the passing of the resolutions, on which the authority to purchase is to expire.

A share buy-back by a company of its shares will give rise to UK stamp duty (and may give rise to stamp duty reserve tax) at the rate of 0.5% of the amount or value of the consideration payable by the company (rounded up to the next £5.00), and such stamp duty (or stamp duty reserve tax) will be paid by the company. The charge to stamp duty reserve tax will be cancelled or, if already paid, repaid (generally with interest), where a transfer instrument for stamp duty purposes has been duly stamped within six years of the charge arising (either by paying the stamp duty or by claiming an appropriate relief) or if the instrument is otherwise exempt from stamp duty.

The Nasdaq Global Select Market is an “overseas exchange” for the purposes of the Companies Act and accordingly does not fall within the definition of a “recognized investment exchange” for the purposes of FSMA, as modified by the Companies Act, and any purchase made by us would need to comply with the procedural requirements under the Companies Act that regulate “off market purchases.”

Distributions and Dividends

Under the Companies Act, before a company can lawfully make a distribution or dividend, it must ensure that it has sufficient distributable reserves, as determined on a non-consolidated basis. The basic rule is that a company’s profits available for the purpose of making a distribution are its accumulated, realized profits, so far as not previously utilized by distribution or capitalization, less its accumulated, realized losses, so far as not previously written off in a reduction or reorganization of capital duly made. The requirement to have sufficient distributable reserves before a distribution or dividend can be paid applies to us and to each of our subsidiaries that has been incorporated under English law.

Once we are a public company, it will not be sufficient that we have made a distributable profit for the purpose of making a distribution. An additional capital maintenance requirement will be imposed on us to ensure that the net worth of the company is at least equal to the amount of its capital. A public company can only make a distribution:

•

if, at the time that the distribution is made, the amount of its net assets (that is, the total excess of assets over liabilities) is not less than the total of its called up share capital and undistributable reserves; and

•	if, and to the extent that, the distribution itself, at the time that it is made, does not reduce the amount of its net assets to less than that total.

Disclosure of Interest in Shares

Pursuant to Part 22 of the Companies Act, we are empowered by notice in writing to any person whom we know or have reasonable cause to believe to be interested in our shares, or at any time during the three years immediately preceding the date on which the notice is issued has been so interested, within a reasonable time to disclose to us particulars of that person’s interest and, so far as is within his or her knowledge, particulars of any other interest that subsists or subsisted in those shares.

Under our articles of association to be in effect upon the completion of this offering, if a person defaults in supplying us with the required particulars in relation to the shares in question, or default shares within the prescribed period, our board of directors may by notice direct that:

•

the relevant shareholder shall not be entitled in respect of the default shares to be present or vote, either in person or by proxy, at any general meeting or separate meeting of the holders of a class of shares or upon any poll or to exercise any other right conferred by the membership in relation to any such meeting;

•

(a) any dividend or other money payable in respect of the default shares shall be retained by us without liability to pay interest, and/or (b) no transfers by the relevant shareholder of any default shares may be registered, unless the shareholder himself or herself is not in default and the shareholder proves to the satisfaction of the board of directors that no person in default as regards to supplying such information is interested in any of the default shares; and/or

•	any shares held by the relevant shareholder in uncertificated form shall be converted into certificated form.

Post-IPO Articles of Association

Our articles of association were approved by a special resolution of our shareholders passed on                , 2021 and will be effective subject to and conditional upon completion of this offering and listing of the

ADSs on the Nasdaq Global Select Market. A summary of the terms of the articles of association is set out below. The summary below is not a complete copy of the terms of the articles of association.

The articles of association contain no specific restrictions on our purpose and therefore, by virtue of section 31(1) of the Companies Act, our purpose is unrestricted.

The articles of association contain, among other things, provisions to the following effect:

Share Capital

Following completion of this offering, our share capital will consist of ordinary shares and deferred shares. We may issue shares with such rights or restrictions as may be determined by ordinary resolution, including shares which are to be redeemed, or are liable to be redeemed at our option or the option of the holder of such shares.

Voting

The holders of ordinary shares have the right to receive notice of, and to vote at, our general meetings. Any resolution put to the vote of a general meeting must be decided exclusively on a poll. Each shareholder who is present in person (or, being a corporation, by representative) or by proxy has one vote in respect of every share held by him.

Variation of Rights

Whenever our share capital is divided into different classes of shares, the special rights attached to any class may be varied or abrogated either (i) with the consent in writing of the holders of three-quarters in nominal value of the issued shares of that class, (ii) with the authority of a special resolution passed at a separate meeting of the holders of the shares of that class or (iii) in any other way as expressly provided for in relation to such rights, and may be so varied and abrogated whether or not the company is being wound up.

Dividends

We may, subject to the provisions of the Companies Act and the articles of association, by ordinary resolution from time to time declare dividends to be paid to holders or ordinary shares not exceeding the amount recommended by our board of directors. Subject to the provisions of the Companies Act, in the discretion of board of directors, on the basis that our profits justify such payments, the board of directors may pay interim dividends on any class of our shares.

Any dividend unclaimed after a period of twelve years from the date such dividend was declared or became payable shall, if the board of directors resolve, be forfeited, cease to remain owing and shall revert to us. No dividend or other moneys payable on or in respect of a share shall bear interest as against us.

Transfer of Shares

Each member may transfer all or any of his shares which are in certificated form by means of an instrument of transfer in writing in any usual form or in any other form which the board of directors may approve. Members may also transfer shares in uncertificated form by means of a relevant electronic system.

The board of directors may, in its absolute discretion, refuse to register a transfer of certificated shares unless:

(i)	it is for a share which is fully paid up;

(ii)	it is for a share upon which the company has no lien;

(iii)	it is only for one class of share;

(iv)	it is in favor of a single transferee or no more than four joint transferees;

(v)	it is duly stamped or is duly certificated or otherwise shown to the satisfaction of the board of directors to be exempt from stamp duty; and

(vi)

it is delivered for registration to the registered office of the company (or such other place as the board of directors may determine), accompanied by the certificate for the shares to which it relates and such other evidence as the board of directors may reasonably require to prove the title of the transferor (or person renouncing) and the due execution of the transfer or renunciation by him or, if the transfer or renunciation is executed by some other person on his behalf, the authority of that person to do so.

Allotment of Shares and Preemption Rights

Subject to the Companies Act and to any rights attached to existing shares, any share may be issued with, or have attached to it, such rights and restrictions as the company may by ordinary resolution determine, or if no ordinary resolution has been passed or so far as the resolution does not make specific provision, as the board of directors may determine (including shares which are to be redeemed, or are liable to be redeemed at the option of the company or the holder of such shares).

In accordance with section 551 of the Companies Act, the board of directors may be generally and unconditionally authorized to exercise for each prescribed period of up to 5 years all the powers of the company to allot shares up to an aggregate nominal amount equal to the amount stated in the relevant ordinary resolution authorizing such allotment. The authorities referred to above were included in the ordinary resolutions passed on                 , 2021 and remain in force at the date of this prospectus.

The provisions of section 561 of the Companies Act (which confer on shareholders rights of preemption in respect of the allotment of equity securities which are paid up in cash) apply to the company except to the extent disapplied for a period of up to 5 years by special resolution of the shareholders of the company. Such preemption rights have been disapplied by a special resolution passed on                 , 2021.

Alteration of Share Capital

In accordance with the Companies Act, the company may by ordinary resolution consolidate its share capital into shares of larger nominal value than its existing shares, or sub-divide its shares into shares of a smaller amount than the existing shares, and may in each case determine that the shares resulting from such sub-division or share consolidation may have a preference or advantage or be subject to a particular restriction.

The company may, in accordance with the Companies Act, reduce or cancel its share capital or any capital redemption reserve or share premium account in any manner and with and subject to any conditions, authorities and consents required by law.

Board of Directors

The number of directors (other than any alternate directors) shall not be less than two.

Subject to the articles of association and the Companies Act, the company may by ordinary resolution appoint a person who is willing to act as a director and the board of directors shall have power at any time to appoint any person who is willing to act as a director, in both cases either to fill a vacancy or as an addition to the existing board of directors.

Upon completion of this offering, our board of directors will consist of one class of directors constituting our entire board. At each annual general meeting, the successors to directors will be elected to serve from the time of election and qualification until the subsequent annual meeting following election.

At every subsequent annual general meeting, any director who either (i) has been appointed by the board of directors since the last annual general meeting or (ii) was not appointed or reappointed at the preceding annual general meeting, must retire from office and may offer themselves for reappointment by the shareholders by ordinary resolution.

Subject to the provisions of the articles of association, the board of directors may regulate their proceedings as they deem appropriate. A director may, and the secretary at the request of a director shall, call a meeting of the directors.

The quorum for a meeting of the board of directors may be determined by the board and until otherwise determined, it is set at two directors.

Questions and matters requiring resolution arising at a meeting shall be decided by a majority of votes of the participating directors, with each director having one vote. In the case of an equality of votes, the chairman will have a casting vote or second vote, unless he or she is not entitled to vote on the resolution in question.

Directors shall be entitled to receive such compensation as the board shall determine for their services to the company as directors, and for any other service which they undertake for the company. The directors shall also be entitled to be paid all reasonable expenses properly incurred by them in connection with their attendance at meetings of shareholders or class meetings, board of director or committee meetings or otherwise in connection with the exercise of their powers and the discharge of their responsibilities in relation to the company.

The board of directors may, in accordance with the requirements in the articles of association, authorize any matter proposed to them by any director which would, if not authorized, involve a director breaching their duty under the Companies Act, to avoid conflicts of interests.

A director seeking authorization in respect of such conflict shall declare to the board of directors the nature and extent of his interest in a conflict as soon as is reasonably practicable. The director shall provide the board with such details of the matter as are necessary for the board to decide how to address the conflict together with such additional information as may be requested by the board.

Any authorization by the board of directors will be effective only if:

(i)

to the extent permitted by the Companies Act, the matter in question shall have been proposed by any director for consideration in the same way that any other matter may be proposed to the directors under the provisions of the Articles;

(ii)	any requirement as to the quorum for consideration of the relevant matter is met without counting the conflicted director and any other conflicted director; and

(iii)	the matter is agreed to without the conflicted director voting or would be agreed to if the conflicted director’s and any other interested director’s vote is not counted.

Subject to the provisions of the Companies Act, every director, secretary or other officer of the company (other than an auditor) is entitled to be indemnified against all losses and liabilities incurred in connection with his or her duties and powers.

General Meetings

The company must convene and hold annual general meetings once a year in accordance with the Companies Act. Under the Companies Act, an annual general meeting must be called by notice of at least 21 clear days (i.e. excluding the date of receipt or deemed receipt of the notice and the date of the meeting itself). At least seven clear days’ notice is required for any adjourned meeting, and such meeting must be held not less than 14 clear days but not more than 28 clear days after adjournment at such time and place specified for the purpose in the notice calling the meeting or as decided by the chairman of the meeting.

No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the choice or appointment of a chairman of the meeting which shall not be treated as part of the business of the meeting. Unless otherwise provided by the articles of association, two qualifying persons present in person or by proxy and holding at least one third of our voting rights shall be a quorum for all purposes.

If the company has only one member, one qualifying person present at the meeting and entitled to vote shall be a quorum.

Borrowing Powers

Subject to the articles of association and the Companies Act, the board of directors may exercise all of the powers of the company to:

(a)	borrow money;

(b)	indemnify and guarantee;

(c)	mortgage or charge the assets of the company;

(d)	create and issue debentures and other securities; and

(e)	give security either outright or as collateral security for any debt, liability or obligation of the company or of any third party.

Capitalization of profits

The directors may, if they are so authorized by an ordinary resolution of the shareholders, decide to capitalize any undistributed profits of the company not required for paying any preferential dividend (whether or not they are available for distribution), or any sum standing to the credit of the company’s share premium account, capital redemption reserve or any other reserve or fund of the company. The directors may also, subject to the aforementioned ordinary resolution, appropriate any sum which they so decide to capitalize to the persons who would have been entitled to it if it were distributed by way of dividend and in the same proportions.

In addition, the directors may, if they are so authorized by an ordinary resolution of the shareholders, decide to capitalize undistributed profits of the company to the extent necessary to pay up the balance of the nominal value of shares to be issued in connection with a share incentive scheme of the company or its subsidiaries. The directors may also, subject to an ordinary resolution, capitalize any such profits or other sum to the extent necessary to pay up the unpaid balance of the nominal value of any shares that arises following a reorganization of the company’s share capital which has resulted in the subscription price for any share granted pursuant to the share incentive scheme being less than its nominal value.

Uncertificated Shares

Subject to the Companies Act, the board of directors may permit title to shares of any class to be issued or held otherwise than by a certificate and to be transferred by means of a “relevant system” without a certificate.

The board of directors may take such steps as it sees fit in relation to the evidencing of and transfer of title to uncertificated shares, any records relating to the holding of uncertificated shares and the conversion of uncertificated shares to certificated shares, or vice versa.

The company may by notice in writing to the holder of an uncertificated share, require that share to be converted into certificated form.

The board of directors may take such other action that the board considers appropriate to achieve the sale, transfer, disposal, forfeiture, re-allotment or surrender of an uncertified share or otherwise to enforce a lien in respect of it.

Choice of Forum/Governing Law

The rights of holders of our ordinary shares will be governed by the laws of England and Wales.

Our articles of association will provide that the courts of England and Wales will be the exclusive forum for resolving all shareholder complaints other than shareholder complaints asserting a cause of action arising under the Securities Act and the Exchange Act, for which the U.S. federal district courts will be the exclusive forum. As a company incorporated in England and Wales, the choice of the courts of England and Wales as our exclusive forum for resolving all shareholder complaints, other than complaints arising under the Securities Act and Exchange Act, allows us to more efficiently and affordably respond to such actions, and provides consistency in the application of the laws of England and Wales to such actions. Similarly, we have selected the U.S. federal district courts as our exclusive forum for resolving shareholder complaints arising under the Securities Act and the Exchange Act in order to more efficiently and affordably respond to such claims. This choice of forum also provides both of us and our shareholders with a forum that is familiar with and regularly reviews cases involving U.S. securities law. Although we believe this choice of forum benefits us by providing increased consistency in the application of U.S. securities laws for the specified types of action, it may have the effect of discouraging lawsuits against our directors and officers. Any person or entity purchasing or otherwise acquiring any interests in our ordinary shares will be deemed to have notice of and consented to the provisions of our articles of association, including the exclusive forum provision. However, it is possible that a court could find our forum section provision to be inapplicable or unenforceable. The enforceability of similar exclusive forum provisions (including exclusive federal forum provisions for actions, suits or proceedings asserting a cause of action arising under the Securities Act) in other companies’ organizational documents has been challenged in legal proceedings, and there is uncertainty as to whether courts would enforce the exclusive forum provisions in our articles of association. Additionally, our shareholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. See “Risk Factors — General Risk Factors — Our Articles of Association to be effective in connection with this offering will provide that the courts of England and Wales will be the exclusive forum for the resolution of all shareholder complaints other than complaints asserting a cause of action arising under the Securities Act and the Exchange Act, and that the U.S. federal district courts will be the exclusive forum for the resolution of any shareholder complaint asserting a cause of action arising under the Securities Act and the Exchange Act.”

Other Relevant United Kingdom Laws and Regulations

Mandatory Bid

(i)	The Takeover Code is not expected to apply to the company following its re-registration as a public limited company. Under the Takeover Code, where:

a.

any person acquires, whether by a series of transactions over a period of time or not, an interest in shares which (taken together with shares in which he is already interested, and in which persons acting in concert with him are interested) carry 30% or more of the voting rights of a company; or

b.

any person who, together with persons acting in concert with him, is interested in shares which in the aggregate carry not less than 30% of the voting rights of a company but does not hold shares carrying more than 50% of such voting rights and such person, or any person acting in concert with him, acquires an interest in any other shares which increases the percentage of shares carrying voting rights in which he is interested;

such person shall, except in limited circumstances, be obliged to extend offers, on the basis set out in Rules 9.3, 9.4 and 9.5 of the Takeover Code, to the holders of any class of equity share capital, whether voting or non-voting, and also to the holders of any other class of transferable securities carrying voting rights. Offers for different classes of equity share capital must be comparable; the Takeover Panel should be consulted in advance in such cases.

(ii)

An offer under Rule 9 of the Takeover Code must be in cash and at the highest price paid for any interest in the shares by the person required to make an offer or any person acting in concert with him during the twelve months prior to the announcement of the offer.

(iii)

Under the Takeover Code, a “concert party” arises where persons acting together pursuant to an agreement or understanding (whether formal or informal and whether or not in writing) cooperate to obtain or consolidate control of a company. “Control” means holding, or aggregate holdings, of an interest in shares carrying 30% or more of the voting rights of the company, irrespective of whether the holding or holdings give de facto control.

For so long as Syncona holds shares carrying more than 50% of the voting rights of Gyroscope Therapeutics Holdings plc following completion of this offering, the rules relating to mandatory bids under the Takeover Code will not apply to any acquisitions of shares made by Syncona or its concert parties.

Squeeze-out

(i)

Under sections 979 to 982 of the Companies Act, if an offeror were to acquire, or unconditionally contract to acquire, not less than 90% in value of the ordinary shares of the company and 90% of the voting rights carried by the ordinary shares of the company, it could then compulsorily acquire the remaining 10%. It would do so by sending a notice to outstanding shareholders telling them that it will compulsorily acquire their shares, provided that no such notice may be served after the end of: (a) the period of three months beginning with the day after the last day on which the offer can be accepted; or (b) if earlier, and the offer is not one to which section 943(1) of the Companies Act applies, the period of six months beginning with the date of the offer.

(ii)

Six weeks following service of the notice, the offeror must send a copy of it to the company together with the consideration for the ordinary shares to which the notice relates, and an instrument of transfer executed on behalf of the outstanding shareholder(s) by a person appointed by the offeror.

(iii)

The company will hold the consideration on trust for the outstanding shareholders. The consideration offered to the ordinary shareholders whose shares are compulsorily acquired under the Companies Act must, in general, be the same as the consideration that was available under the takeover offer.

(iv)

A dissenting shareholder may object to the transfer on the basis that the offeror is not entitled and bound to acquire shares or to specify terms of acquisition different from those in the offer by applying to court within six weeks of the date on which notice of the transfer was given.

Sell-out

(i)

Sections 983 to 985 of the Companies Act also give minority shareholders in the company a right to be bought out in certain circumstances by an offeror who has made a takeover offer. If at any time before the end of the period within which the offer could be accepted the offeror held or had agreed to acquire not less than 90% of the ordinary shares, any holder of shares to which the offer related who had not accepted the offer could by a written communication to the offeror require it to acquire those shares. The offeror is required to give any shareholder notice of his right to be bought out within one month of that right arising. The offeror may impose a time limit on the rights of minority shareholders to be bought out, but that period cannot end less than three months after the end of the acceptance period, or, if longer a period of three months from the date of the notice.

(ii)	If a shareholder exercises his rights, the offeror is bound to acquire those shares on the terms of the offer or on such other terms as may be agreed.

Shareholder Rights

Certain rights granted under the Companies Act, including the right to requisition a general meeting or require a resolution to be put to shareholders at the annual general meeting, are only available to our shareholders. For English law purposes, our shareholders are the persons who are registered as the owners of the legal title to the shares and whose names are recorded in our share register. If a person who holds their ADSs through the settlement systems of DTC wishes to exercise certain of the rights granted under the Companies Act, they may be required to first take steps to withdraw their ADSs from the settlement system operated by DTC and become the registered holder of the shares in our share register. A withdrawal of shares from DTC may have tax implications.

Exchange Controls

There are no governmental laws, decrees, regulations or other legislation in the United Kingdom that may affect the import or export of capital, including the availability of cash and cash equivalents for use by us, or that may affect the remittance of dividends, interest, or other payments by us to non-resident holders of our ordinary shares or ADSs representing our ordinary shares, other than withholding tax requirements. There is no limitation imposed by the laws of England and Wales or in the articles of association on the right of non-residents to hold or vote shares.

Differences in Corporate Law

The applicable provisions of the Companies Act differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain differences between the provisions of the Companies Act applicable to us and the General Corporation Law of the State of Delaware relating to shareholders’ rights and protections. This summary is not intended to be a complete discussion of the respective rights and it is qualified in its entirety by reference to Delaware law and the laws of England and Wales.

	England and Wales	Delaware
Number of Directors	Under the Companies Act, a public limited company must have at least two directors and the number of directors may be fixed by or in the manner provided in a company’s articles of association.	Under Delaware law, a corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the bylaws.

Removal of Directors	Under the Companies Act, shareholders may remove a director without cause by an ordinary resolution (which is passed by a simple majority of those voting in person or by proxy at a general meeting) irrespective of any	Under Delaware law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (i) unless the certificate of

	England and Wales	Delaware
	provisions of any service contract the director has with the company, provided 28 clear days’ notice of the resolution has been given to the company and its shareholders. On receipt of notice of an intended resolution to remove a director, the company must forthwith send a copy of the notice to the director concerned. Certain other procedural requirements under the Companies Act must also be followed, such as allowing the director to make representations against his or her removal either at the meeting or in writing.	incorporation provides otherwise, in the case of a corporation whose board of directors is classified, stockholders may effect such removal only for cause, or (ii) in the case of a corporation having cumulative voting, if less than the entire board of directors is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he is a part.

Vacancies on the Board of Directors	Under English law, the procedure by which directors, other than a company’s initial directors, are appointed is generally set out in a company’s articles of association, provided that where two or more persons are appointed as directors of a public limited company by resolution of the shareholders, resolutions appointing each director must be voted on individually.	Under Delaware law, vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) or by a sole remaining director unless (i) otherwise provided in the certificate of incorporation or bylaws of the corporation or (ii) the certificate of incorporation directs that a particular class of stock is to elect such director, in which case a majority of the other directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy.

Annual General Meeting	Under the Companies Act, a public limited company must hold an annual general meeting in each six-month period following the company’s annual accounting reference date.	Under Delaware law, the annual meeting of stockholders shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the certificate of incorporation or by the bylaws.

General Meeting

Under the Companies Act, a general meeting of the shareholders of a public limited company may be called by the directors.

Shareholders holding at least 5% of the paid-up capital of the company carrying voting rights at general

Under Delaware law, special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

	England and Wales	Delaware
meetings (excluding any paid up capital held as treasury shares) can require the directors to call a general meeting and, if the directors fail to do so within a certain period, may themselves (or any of them representing more than one half of the total voting rights of all of them) convene a general meeting.

Notice of General Meetings	Subject to a company’s articles of association providing for a longer period, under the Companies Act, (i) at least 21 clear days’ notice must be given for an annual general meeting and any resolutions to be proposed at the meeting and (ii) at least 14 clear days’ notice is required for any other general meeting of a public limited company. In addition, certain matters, such as the removal of directors or auditors, require special notice, which is 28 clear days’ notice. The shareholders of a company may in all cases consent to a shorter notice period, the proportion of shareholders’ consent required being 100% of those entitled to attend and vote in the case of an annual general meeting and, in the case of any other general meeting, a majority in number of the members having a right to attend and vote at the meeting, being a majority who together hold not less than 95% in nominal value of the shares giving a right to attend and vote at the meeting.	Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than ten nor more than 60 days before the date of the meeting and shall specify the place, date, hour and purpose or purposes of the meeting.

Quorum	Subject to the provisions of a company’s articles of association, the Companies Act provides that two shareholders present at a meeting (in person, by proxy or authorized representative under the Companies Act) shall constitute a quorum for companies with more than one member.	The certificate of incorporation or bylaws may specify the number of shares, the holders of which shall be present or represented by proxy at any meeting in order to constitute a quorum, but in no event shall a quorum consist of less than one third of the shares entitled to vote at the meeting. In the absence of such specification in the certificate of incorporation or bylaws, a majority of the shares entitled to vote,

	England and Wales	Delaware
present in person or represented by proxy, shall constitute a quorum at a meeting of stockholders.

Proxy	Under the Companies Act, at any meeting of shareholders, a shareholder may designate another person to attend, speak and vote at the meeting on their behalf by proxy.	Under Delaware law, at any meeting of stockholders, a stockholder may designate another person to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A director of a Delaware corporation may not issue a proxy representing the director’s voting rights as a director.

Preemptive Rights	Under the Companies Act, “equity securities,” being (i) shares in the company other than shares that, with respect to dividends and capital, carry a right to participate only up to a specified amount in a distribution, referred to as “ordinary shares,” or (ii) rights to subscribe for, or to convert securities into, ordinary shares, proposed to be allotted for cash must be offered first to the existing holders of equity shares in the company in proportion to the respective nominal value of their holdings of ordinary shares, unless an exception applies or a special resolution to the contrary has been passed by shareholders in a general meeting or the articles of association provide otherwise in each case in accordance with the provisions of the Companies Act.	Under Delaware law, shareholders have no preemptive rights to subscribe to additional issues of stock or to any security convertible into such stock unless, and except to the extent that, such rights are expressly provided for in the certificate of incorporation.

Authority to Allot	Under the Companies Act, the directors of a company must not allot shares or grant rights to subscribe for or convert any security into shares unless an exception applies or an ordinary resolution to the contrary has been passed by shareholders in a general meeting or the articles of association provide otherwise, in each case in accordance with the provisions of the Companies Act.	Under Delaware law, if the corporation’s charter or certificate of incorporation so provides, the board of directors has the power to authorize the issuance of stock. The board may authorize capital stock to be issued for consideration consisting of cash, any tangible or intangible property or any benefit to the corporation or any combination thereof. It may determine the amount of such consideration by approving a

	England and Wales	Delaware
formula. In the absence of actual fraud in the transaction, the judgment of the directors as to the value of such consideration is conclusive.

Liability of Directors and Officers	Under the Companies Act, any provision, whether contained in a company’s articles of association or any contract or otherwise, that purports to exempt a director of a company, to any extent, from any liability that would otherwise attach to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company, is void. Any provision by which a company directly or indirectly provides an indemnity, to any extent, for a director of the company or of an associated company against any liability attaching to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he is a director is also void except as permitted by the Companies Act, which provides exceptions for the company to (i) purchase and maintain insurance against such liability; (ii) provide a “qualifying third party indemnity,” or an indemnity against liability incurred by the director to a person other than the company or an associated company or criminal proceedings in which he is convicted; and (iii) provide a “qualifying pension scheme indemnity,” or an indemnity against liability incurred in connection with the company’s activities as trustee of an occupational pension plan.

Under Delaware law, a corporation’s certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation and its stockholders for damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for:

•  any breach of the director’s duty of loyalty to the corporation or its stockholders;

•  acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•  intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or

•  any transaction from which the director derives an improper personal benefit.

Voting Rights	Under English law, unless a poll is demanded by the shareholders of a company or is required by the chairman of the meeting or the company’s articles of association, shareholders shall vote on all resolutions on a show of hands. Under the Companies Act, a poll	Delaware law provides that, unless otherwise provided in the certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder.

England and Wales	Delaware

may be demanded by (i) not fewer than five shareholders having the right to vote on the resolution; (ii) any shareholder(s) representing not less than 10% of the total voting rights of all the shareholders having the right to vote on the resolution (excluding any voting rights attaching to treasury shares); or (iii) any shareholder(s) holding shares in the company conferring a right to vote on the resolution (excluding any voting rights attaching to treasury shares) being shares on which an aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all the shares conferring that right. A company’s articles of association may provide more extensive rights for shareholders to call a poll.

Under English law, an ordinary resolution is passed on a show of hands if it is approved by a simple majority (more than 50%) of the votes cast by shareholders present (in person or by proxy) and entitled to vote. If a poll is demanded, an ordinary resolution is passed if it is approved by holders representing a simple majority of the total voting rights of shareholders present, in person or by proxy, who, being entitled to vote, vote on the resolution. On a show of hands, special resolutions require the affirmative vote of not less than 75% of the votes cast by shareholders present, in person or by proxy, at the meeting. If a poll is demanded, a special resolution is passed if it is approved by holders representing not less than 75% of the total voting rights of shareholders present in person or by proxy who, being entitled to vote, vote on the resolution.

	England and Wales	Delaware
Shareholder Vote on Certain Transactions

The Companies Act provides for schemes of arrangement, which are arrangements or compromises between a company and any class of shareholders or creditors and used in certain types of reconstructions, amalgamations, capital reorganizations or takeovers. These arrangements require:

•  the approval at a shareholders’ or creditors’ meeting convened by order of the court, of a majority in number of shareholders or creditors representing 75% in value of the capital held by, or debt owed to, the class of shareholders or creditors, respectively, present and voting, either in person or by proxy; and

•  the approval of the court.

Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock, completion of a merger, consolidation, sale, lease or exchange of all or substantially all of a corporation’s assets or dissolution requires:

•  the approval of the board of directors; and

•  the approval by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock of the corporation entitled to vote on the matter.

Standard of Conduct for Directors

Under English law, a director owes various statutory and fiduciary duties to the company, including:

•  to act in the way he considers, in good faith, would be most likely to promote the success of the company for the benefit of its members as a whole;

•  to avoid a situation in which he has, or can have, a direct or indirect interest that conflicts, or possibly conflicts, with the interests of the company;

•  to act in accordance with the company’s constitution and only exercise his powers for the purposes for which they are conferred;

•  to exercise independent judgment;

Delaware law does not contain specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on a well-informed basis and in a manner they reasonably believe to be in the best interest of the stockholders.

Directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its shareholders. The duty of care generally requires that a director acts in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a

	England and Wales	Delaware

•  to exercise reasonable care, skill and diligence;

•  not to accept benefits from a third party conferred by reason of his being a director or doing, or not doing, anything as a director; and

•  to declare any interest that he has, whether directly or indirectly, in a proposed or existing transaction or arrangement with the company.

manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. In general, but subject to certain exceptions, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation.

In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the shareholders.

Shareholder Litigation	Under English law, generally, the company, rather than its shareholders, is the proper claimant in an action in respect of a wrong done to the company or where there is an irregularity in the company’s internal management. Notwithstanding this general position, the Companies Act provides that (i) a court may allow a shareholder to bring a derivative claim (that is, an action in respect of and on behalf of the company) in respect of a cause of action arising from a director’s negligence, default, breach of duty or breach of trust and (ii) a shareholder may bring a claim for a court order where the company’s affairs have been or are

Under Delaware law, a stockholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must:

•  state that the plaintiff was a stockholder at the time of the transaction of which the plaintiff complains or that the plaintiff’s shares thereafter devolved on the plaintiff by operation of law; and

•  allege with particularity the efforts made by the plaintiff to obtain the action the plaintiff desires

England and Wales	Delaware
being conducted in a manner that is unfairly prejudicial to some or all of its shareholders.

from the directors and the reasons for the plaintiff’s failure to obtain the action; or

•  state the reasons for not making the effort.

Additionally, the plaintiff must remain a stockholder through the duration of the derivative suit. The action will not be dismissed or compromised without the approval of the Delaware Court of Chancery.

Transfer Agent and Registrar of Shares

Our share register will be maintained by                  upon the closing of this offering. The share register reflects only record owners of our ordinary shares. Holders of our ADSs will not be treated as our shareholders and their names will therefore not be entered in our share register. The depositary, the custodian or their nominees will be the holder of the ordinary shares underlying our ADSs. Pursuant to the terms of the deposit agreement, holders of our ADSs have a right to receive the ordinary shares underlying their ADSs. For discussion on our ADSs and ADS holder rights, see “Description of American Depositary Shares” in this prospectus.

Listing

We intend to apply to list our ADSs on the Nasdaq Global Select Market under the trading symbol “VISN.”

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

            , has agreed to act as the depositary for the ADSs.                 ’s depositary offices are located at                 . ADSs represent ownership interests in securities that are on deposit with the depositary. ADSs may be represented by certificates that are commonly known as American Depositary Receipts, or ADRs. The depositary typically appoints a custodian to safe keep the securities on deposit. In this case, the custodian is                 , located at                 .

We have appointed                  as depositary pursuant to a deposit agreement. A copy of the deposit agreement will be on file with the SEC under cover of a registration statement on Form F-6. You may obtain an electronic copy of the deposit agreement from the SEC’s website (www.sec.gov). Please refer to registration number 333-                 when retrieving such copy.

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety.

Each ADS represents the right to receive, and to exercise the beneficial ownership interests in, one ordinary share that is on deposit with the depositary and/or custodian. An ADS also represents the right to receive, and to exercise the beneficial interests in, any other property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations. We and the depositary may agree to change the ADS-to-ordinary share ratio by amending the deposit agreement. This amendment may give rise to, or change, the depositary fees payable by ADS owners. The custodian, the depositary and their respective nominees will hold all deposited property for the benefit of the holders and beneficial owners of ADSs. The deposited property does not constitute the proprietary assets of the depositary, the custodian or their nominees. Beneficial ownership in the deposited property will, under the terms of the deposit agreement, be vested in the beneficial owners of the ADSs. The depositary, the custodian and their respective nominees will be the record holders of the deposited property represented by the ADSs for the benefit of the holders and beneficial owners of the corresponding ADSs. A beneficial owner of ADSs may or may not be the holder of ADSs. Beneficial owners of ADSs will be able to receive, and to exercise beneficial ownership interests in, the deposited property only through the registered holders of the ADSs, the registered holders of the ADSs (on behalf of the applicable ADS owners) only through the depositary, and the depositary (on behalf of the owners of the corresponding ADSs) directly, or indirectly, through the custodian or their respective nominees, in each case upon the terms of the deposit agreement.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as an owner of ADSs and those of the depositary. As an ADS holder, you appoint the depositary to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of ordinary shares will continue to be governed by the laws of England and Wales, which may be different from the laws of the United States.

In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary, the custodian, us nor any of their or our respective agents or affiliates shall be required to take any actions whatsoever on your behalf to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

As an owner of ADSs, we will not treat you as one of our shareholders and you will not have direct shareholder rights. The depositary will hold on your behalf the shareholder rights attached to the ordinary shares underlying your ADSs. As an owner of ADSs you will be able to exercise the shareholders rights for the ordinary shares represented by your ADSs through the depositary only to the extent contemplated in the deposit agreement. To exercise any shareholder rights not contemplated in the deposit agreement you will, as an ADS owner, need to arrange for the cancellation of your ADSs and become a direct shareholder. The manner in which you own the ADSs (e.g., in a brokerage account vs. as registered holder, or as holder of certificated vs. uncertificated ADSs) may affect your rights and obligations, and the manner in which, and the extent to which, the depositary’s services are made available to you.

As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary (commonly referred to as the direct registration system or DRS). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary to the holders of the ADSs. The direct registration system includes automated transfers between the depositary and The Depository Trust Company, or DTC, the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

The registration of the ordinary shares in the name of the depositary or the custodian shall, to the maximum extent permitted by applicable law, vest in the depositary or the custodian the record ownership in the applicable ordinary shares with the beneficial ownership rights and interests in such ordinary shares being at all times vested with the beneficial owners of the ADSs representing the ordinary shares. The depositary or the custodian shall at all times be entitled to exercise the beneficial ownership rights in all deposited property, in each case only on behalf of the holders and beneficial owners of the ADSs representing the deposited property.

Dividends and Other Distributions

As a holder of ADSs, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders of ADSs will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of the specified record date, after deduction the applicable fees, taxes and expenses.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary will arrange for the funds received in a currency other than U.S. dollars to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the laws and regulations of England and Wales.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will hold any cash amounts it is unable to distribute in a non-interest bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States.

Distributions of Shares

Whenever we make a free distribution of ordinary shares for the securities on deposit with the custodian, we will deposit the applicable number of ordinary shares with the custodian. Upon receipt of confirmation of such deposit, the depositary will either distribute to holders new ADSs representing the ordinary shares deposited or modify the ADS-to-ordinary shares ratio, in which case each ADS you hold will represent rights and interests in the additional ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-ordinary share ratio upon a distribution of ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary may sell all or a portion of the new ordinary shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (e.g., the U.S. securities laws) or if it is not operationally practicable. If the depositary does not distribute new ADSs as described above, it may sell the ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to subscribe for additional ordinary shares, we will give prior notice to the depositary and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to subscribe for additional ADSs to holders.

The depositary will establish procedures to distribute rights to subscribe for additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to subscribe for new ordinary shares other than in the form of ADSs.

The depositary will not distribute the rights to you if:

•	we do not timely request that the rights be distributed to you or we request that the rights not be distributed to you;

•	we fail to deliver satisfactory documents to the depositary; or

•	it is not reasonably practicable to distribute the rights.

The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practicable.

The depositary will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in England and Wales would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

Whenever we intend to distribute property other than cash, ordinary shares or rights to subscribe for additional ordinary shares, we will notify the depositary in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.

The depositary will not distribute the property to you and will sell the property if:

•	we do not request that the property be distributed to you or if we ask that the property not be distributed to you;

•	we do not deliver satisfactory documents to the depositary; or

•	the depositary determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary in advance. If it is practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary will provide notice of the redemption to the holders.

The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary will convert into U.S. dollars upon the terms of the deposit agreement the redemption funds received in a currency other than U.S. dollars and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary may determine.

Changes Affecting Ordinary Shares

The ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, split-up, cancellation, consolidation or any other reclassification of such ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets of the company.

If any such change were to occur, your ADSs would, to the extent permitted by law and the deposit agreement, represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit. The depositary may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the ordinary shares. If the depositary may not lawfully distribute such property to you, the depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Ordinary Shares

Upon completion of this offering, the ordinary shares being offered pursuant to this prospectus will be deposited by us with the custodian. Upon receipt of confirmation of such deposit, the depositary will issue ADSs to the underwriters named in this prospectus.

After the closing of this offering, the depositary may create ADSs on your behalf if you or your broker deposit ordinary shares with the custodian. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the ordinary shares to the custodian. Your ability to deposit ordinary shares and receive ADSs may be limited by the legal considerations in the United States and in England and Wales applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the ordinary shares have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers.

When you make a deposit of ordinary shares, you will be responsible for transferring good and valid title to the depositary. As such, you will be deemed to represent and warrant that:

•	the ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained;

•	all preemptive (and similar) rights, if any, with respect to such ordinary shares have been validly waived or exercised;

•	you are duly authorized to deposit the ordinary shares;

•

the ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement);

•	the ordinary shares presented for deposit have not been stripped of any rights or entitlements; and

•	the deposit of shares does not violate any applicable provision of English law.

If any of the representations or warranties are incorrect in any way, we and the depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary and also must:

•	ensure that the surrendered ADR is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the depositary deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Ordinary Shares Upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary for cancellation and then receive the corresponding number of underlying ordinary shares at the custodian’s offices. Your ability to withdraw the ordinary shares held in respect of the ADSs may be limited by the legal considerations in the United States and in England and Wales applicable at the time of withdrawal. In order to withdraw the ordinary shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the ordinary shares. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold ADSs registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the ordinary shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except as a result of:

•

temporary delays that may arise because (i) the transfer books for the ordinary shares or ADSs are closed, or (ii) ordinary shares are immobilized on account of a shareholders’ meeting or a payment of dividends;

•	obligations to pay fees, taxes and similar charges;

•	restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit; and/or

•	other circumstances specifically contemplated by Section I.A.(l) of the General Instructions to Form F-6 (as such General Instructions may be amended from time to time).

The deposit agreement may not be modified to impair your right to withdraw the ordinary shares represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the ordinary shares represented by your ADSs. The voting rights of holders of ordinary shares are described in “Description of Share Capital and Articles of Association—Articles of Association” in this prospectus.

At our request, the depositary will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the ordinary shares represented by ADSs. In lieu of distributing such materials, the depositary may distribute to holders of ADSs instructions on how to retrieve such materials upon request.

If the depositary timely receives voting instructions from a holder of ADSs, it will endeavor to vote (or cause the custodian to vote) the securities (in person or by proxy) represented by the holder’s ADSs as follows:

•

In the event of voting at the shareholders’ meeting by show of hands: The depositary will vote (or cause the custodian to vote) all the ordinary shares represented by ADSs in accordance with the voting instructions received from a majority of holders of ADSs who provide timely voting instructions.

•

In the event of voting at the shareholders’ meeting by poll: The depositary will vote (or cause the custodian to vote) the ordinary shares represented by ADSs in accordance with the voting instructions received from the holders of ADSs.

Securities for which no voting instructions have been received will not be voted (except as otherwise contemplated in the deposit agreement). Please note that the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner.

Fees and Charges

As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:

Service	Fee

Issuance of ADSs (e.g., an issuance of ADS upon a deposit of ordinary shares or upon a change in the ADS(s)-to-ordinary shares ratio), excluding ADS issuances as a result of distributions of ordinary shares

Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property or upon a change in the ADS(s)-to-ordinary shares ratio, or for any other reason)

Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)

Distribution of ADSs pursuant to (i) share dividends or other free share distributions, or (ii) exercise of rights to purchase additional ADSs

Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)

ADS Services

As an ADS holder, you will also be responsible to pay certain charges such as:

•	taxes (including applicable interest and penalties) and other governmental charges;

•

the registration fees as may from time to time be in effect for the registration of ordinary shares on the share register and applicable to transfers of ordinary shares to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

•	certain cable, telex and facsimile transmission and delivery expenses;

•	the expenses and charges incurred by the depositary in the conversion of foreign currency;

•	the fees and expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to ordinary shares, ADSs and ADRs; and

•	the fees and expenses incurred by the depositary, the custodian or any nominee in connection with the servicing or delivery of deposited property.

ADS fees and charges payable upon (i) the issuance of ADSs and (ii) the cancellation of ADSs are charged to the person for whom the ADSs are issued (in the case of ADS issuances) and to the person for whom ADSs are cancelled (in the case of ADS cancellations). In the case of ADSs issued by the depositary into DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being cancelled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs. In the case of (i) registration of ADS transfers, the ADS transfer fee will be payable by the ADS Holder whose ADSs are being transferred or by the person to whom the ADSs are transferred, and (ii) conversion of ADSs of one series for ADSs of another series, the ADS conversion fee will be payable by the Holder whose ADSs are converted or by the person to whom the converted ADSs are delivered.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder. Certain of the depositary fees and charges (such as the ADS services fee) may become payable shortly after the closing of the ADS offering. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes. The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time.

Amendments and Termination

We may agree with the depositary to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the ordinary shares represented by your ADSs (except as permitted by law).

We have the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

Termination

After termination, the depositary will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

In connection with the termination of the deposit agreement, the depositary may, independently and without the need for any action by us, make available to holders a means to withdraw the ordinary shares and other deposited securities represented by their ADSs and to direct the deposit of such ordinary shares and other deposited securities into an unsponsored ADS program established by the depositary, upon such terms and conditions as the depositary may deem reasonably appropriate, subject however, in each case, to satisfaction of the applicable registration requirements by the unsponsored ADS program under the Securities Act, and to receipt by the depositary of payment of the applicable fees and charges of, and reimbursement of the applicable expenses incurred by, the depositary.

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Transmission of Notices, Reports and Proxy Soliciting Material

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. Subject to the terms of the deposit agreement, the depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary’s obligations to you. Please note the following:

•	We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•

The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and without negligence and in accordance with the terms of the deposit agreement.

•

The depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of ADSs, for the creditworthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•

We and the depositary disclaim any liability if we or the depositary are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our articles of association, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.

•

We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our articles of association or in any provisions of or governing the securities on deposit.

•

We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting ordinary shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•

We and the depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit that is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

•	No disclaimer of any Securities Act liability is intended by any provision of the deposit agreement.

Nothing in the deposit agreement gives rise to a partnership or joint venture, or establishes a fiduciary relationship, among us, the depositary bank and you as ADS holder.

Nothing in the deposit agreement precludes                  (or its affiliates) from engaging in transactions in which parties adverse to us or the ADS owners have interests, and nothing in the deposit agreement obligates                  to disclose those transactions, or any information obtained in the course of those transactions, to us or to the ADS owners, or to account for any payment received as part of those transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the ordinary shares represented by the ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due. Notwithstanding the foregoing, we expect to bear the cost of stamp duty or SDRT, if any, arising in respect of the issue or transfer of shares to the depositary in the Offering.

The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:

•	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

•	Distribute the foreign currency to holders for whom the distribution is lawful and practical.

•	Hold the foreign currency (without liability for interest) for the applicable holders.

Governing Law/Waiver of Jury Trial

The deposit agreement, the ADRs and the ADSs will be interpreted in accordance with the laws of the State of New York. The rights of holders of ordinary shares (including ordinary shares represented by ADSs) is governed by the laws of England and Wales.

AS A PARTY TO THE DEPOSIT AGREEMENT, YOU IRREVOCABLY WAIVE YOUR RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF THE DEPOSIT AGREEMENT, THE ADRs AND ADSs AGAINST US AND/OR THE DEPOSITARY. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law. However, you will not be deemed by agreeing to the terms of the deposit agreement to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

ORDINARY SHARES AND ADSS ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our ordinary shares or ADSs. Future sales of our ordinary shares or ADSs in the public market after this offering, or the perception that these sales could occur, could adversely affect prevailing market prices for our ADSs and could impair our future ability to raise equity capital.

Based on the number of shares outstanding as of                 , 2021, upon completion of the corporate reorganization and this offering, and assuming no exercise of the underwriters’ option to purchase additional ADSs,                  of our ordinary shares, including ordinary shares underlying ADSs, will be outstanding, assuming the issuance of                  ADSs offered by us in this offering. All of the ADSs sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any ADSs sold to our “affiliates,” as that term is defined under Rule 144 under the Securities Act. The ordinary shares held by existing shareholders are “restricted securities,” as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if their resale qualifies for exemption from registration such as Rule 144 or Rule 701 promulgated under the Securities Act or Regulation S, as described below.

Of the ordinary shares held by existing shareholders,                  shares will be subject to the contractual 180-day lock-up period described below. This may adversely affect the prevailing market price of our ADSs and our ability to raise equity capital in the future.

Rule 144

In general, persons who have beneficially owned restricted ordinary shares for at least six months, and any affiliate of the company who owns either restricted or unrestricted ordinary shares, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

Non-Affiliates

Any person who is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale may sell an unlimited number of restricted securities under Rule 144 if:

•	the restricted securities have been held for at least six months, including the holding period of any prior owner other than one of our affiliates;

•	we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale; and

•	we are current in our Exchange Act reporting at the time of sale.

Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three months preceding, a sale and has held the restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of restricted securities without regard to the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting.

Affiliates

Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three months preceding, a sale, would be subject to the restrictions described above. They are also subject to additional restrictions, by which such person would be required to comply with the manner of sale and notice provisions of

Rule 144 and would be entitled to sell within any three-month period only that number of securities that does not exceed the greater of:

•

1% of the number of ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal                  shares immediately after the completion of this offering based on the number of shares outstanding as of                 , 2021; and

•	the average weekly trading volume of our ADSs on the Nasdaq Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Additionally, persons who are our affiliates at the time of, or any time during the three months preceding, a sale may sell unrestricted securities under the requirements of Rule 144 described above, without regard to the six month holding period of Rule 144, which does not apply to sales of unrestricted securities.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, members of senior management or directors who purchased shares under a written compensatory plan or contract will be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and in the section titled “Underwriting” and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Form S-8 Registration Statements

As soon as practicable after the pricing of this offering, we intend to file with the SEC one or more registration statements on Form S-8 under the Securities Act to register the ordinary shares subject to outstanding options or reserved for issuance under the 2021 Equity Incentive Plan. These registration statements will become effective immediately upon filing. Shares covered by these registration statements will then be eligible for sale in the open market, subject to vesting restrictions, any applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus delivery requirements of the Securities Act. In general, this means that our ordinary shares may be sold in some manner outside the United States without requiring registration in the United States.

Lock-Up Agreements

We and the holders of substantially all of our equity securities, or securities convertible into, exchangeable or exercisable for, our equity securities, including each of the members of our senior management and board of directors, have entered into lock-up agreements or have otherwise agreed, subject to limited exceptions, that we and they will not, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, or otherwise dispose of or hedge any of our equity securities, any options or warrants to purchase our equity securities, or any securities convertible into, or exchangeable for or that represent the right to receive equity securities, without the prior written consent of Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC and Citigroup Global Markets Inc. for a period of 180 days from the date of this prospectus, whether owned as of the date of this prospectus or thereafter acquired. See “Underwriting.”

Upon completion of this offering, we will have issued and outstanding                  ordinary shares, including ordinary shares in the form of ADSs.

MATERIAL INCOME TAX CONSIDERATIONS

The following summary contains a description of material UK and U.S. federal income tax consequences of the acquisition, ownership and disposition of our ADSs. This summary should not be considered a comprehensive description of all the tax considerations that may be relevant to the decision to acquire ADSs in this offering.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following section is the opinion of Davis Polk & Wardwell LLP of the material U.S. federal income tax consequences to U.S. Holders, as defined below, of owning and disposing of ADSs or ordinary shares. It does not set forth all tax considerations that may be relevant to a particular person’s decision to acquire ADSs or ordinary shares.

This section applies only to a U.S. Holder that holds ADSs or ordinary shares as capital assets for U.S. federal income tax purposes. This section does not include a description of the non-U.S., state or local tax consequences that may be relevant to U.S. Holders, nor does it address U.S. federal tax consequences (such as gift and estate taxes) other than income taxes. In addition, it does not set forth all of the U.S. federal income tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, rules conforming the timing of income accruals with respect to the ADSs or ordinary shares to financial statements under Section 451(b) of the Code, the potential application of the provisions of the Code known as the Medicare contribution tax and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•

persons holding ADSs or ordinary shares as part of a hedging transaction, straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to the ADSs or ordinary shares;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	persons who acquire our ordinary shares or ADSs through the exercise of an option or otherwise as compensation;

•	tax-exempt entities, including an “individual retirement account” or “Roth IRA”;

•	persons that own or are deemed to own 10% or more of our shares (by vote or value); or

•	persons holding ADSs or ordinary shares in connection with a trade or business conducted outside of the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds ADSs or ordinary shares, the U.S. federal income tax treatment of a partner will depend on the status of the partner and the activities of the partnership. Partnerships holding ADSs or ordinary shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of the ADSs or ordinary shares.

This section is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the United Kingdom and the United States, or the Treaty, all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect. Any change or different interpretation could alter the tax consequences to U.S. Holders described in this section. In addition, there can be no assurance that the Internal Revenue Service, or IRS, will not challenge one or more of the tax consequences described in this section.

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of ADSs or ordinary shares, who is eligible for the benefits of the Treaty and who is:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. Holder who owns ADSs will be treated as the owner of the underlying shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying shares represented by those ADSs.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ADSs or ordinary shares in their particular circumstances.

Taxation of Distributions

We do not currently expect to make distributions on our ADSs or ordinary shares. In the event that we do make distributions of cash or other property, subject to the passive foreign investment company rules described below, distributions paid on ADSs or ordinary shares, other than certain pro rata distributions of ADSs or ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Subject to certain holding-period requirements, for so long as our ADSs or ordinary shares are listed on the Nasdaq Global Select Market or another established securities market in the United States or we are eligible for benefits under the Treaty, dividends paid to certain non-corporate U.S. Holders will be eligible for taxation as “qualified dividend income,” which is taxable at rates not in excess of the long-term capital gain rate applicable to such U.S. Holders. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any dividend income paid in British pounds will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. For foreign tax credit limitation purposes, our dividends will generally be treated as passive category income.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the passive foreign investment company rules described below, gain or loss realized on the sale or other disposition of ADSs or ordinary shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ADSs or ordinary shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the ADSs or ordinary shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars.

Passive Foreign Investment Company Rules

Under the Code, we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income” (including cash). For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation.

In addition, the determination of the value of our assets is generally made with respect to the fair market value of our assets, except that, in years in which we are a CFC, we may be required under the Code to determine the value of our assets for purposes of the PFIC asset test by reference to the adjusted U.S. tax basis of our assets. We believe that we have been, and may continue to be in the future, a CFC by reason of the ownership of our stock by Syncona and the repeal of Section 958(b)(4) of the Code, as described above under “Risk Factors—General Risk Factors—Because we believe we are currently a controlled foreign corporation for U.S. federal income tax purposes, there could be adverse U.S. federal income tax consequences to certain U.S. holders who own, directly, indirectly or by attribution, ten percent or more of our ADSs or ordinary shares.” However, under recently promulgated Treasury regulations, a non-U.S. corporation that is treated as a CFC solely by reason of the repeal of Section 958(b)(4) of the Code is not treated as a CFC for purposes of the PFIC asset test, as a result of which the value of its assets for purposes of the PFIC test is determined by reference to the fair market value of such assets (unless it elects to determine the value of its assets by reference to the adjusted U.S. tax basis of such assets). In accordance with these Treasury regulations, for so long as we are a CFC solely by reason of the repeal of Section 958(b)(4) of the Code (and otherwise if we are not a CFC), we intend to determine the value of our assets for purposes of the PFIC asset test by reference to their fair market value.

Passive income includes, among other things, interest, dividends, rents, certain non-active royalties and capital gains. Based on our operations, income, assets and certain estimates and projections, including as to the relative values of our assets and the treatment of amounts in respect of refundable tax credits from governmental entities we received, or are or may become entitled to receive, as gross income that is not passive income, we do not believe that we were a PFIC in 2020 and do not expect to be a PFIC for our 2021 taxable year. However, there can be no assurance that the IRS will agree with our conclusion. In addition, the determination whether we are a PFIC is a fact-intensive determination that must be made on an annual basis applying principles and methodologies that are in some circumstances unclear, and whether we will be a PFIC in 2021 or any future taxable year is uncertain because, among other things, (i) we currently own, and will own after the closing of this offering, a substantial amount of passive assets, including cash, (ii) the valuation of our assets that generate non-passive income for PFIC purposes, including our intangible assets, is uncertain and may depend in part of the market price of our ADSs or ordinary shares from time to time, which may fluctuate substantially, (iii) the treatment of amounts in respect of refundable tax credits from governmental entities we received, or are or may become entitled to receive, as gross income that is not passive income is uncertain, and (iv) the composition of our income may vary substantially over time. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year, and our U.S. counsel expresses no opinion with respect to our PFIC status, or with respect to our expectations regarding our PFIC status in 2021 or any future taxable year. If we are a PFIC for any year during which a U.S. Holder holds ADSs or ordinary shares, we would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds ADSs or ordinary shares, even if we ceased to meet the threshold requirements for PFIC status, unless the U.S. Holder makes a valid deemed sale or deemed dividend election under the applicable Treasury regulations with respect to its ADSs or ordinary shares.

If we were a PFIC for any taxable year during which a U.S. Holder held ADSs or ordinary shares (assuming such U.S. Holder has not made a timely mark-to-market or QEF Election, as described below), gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the ADSs or ordinary shares would be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to that taxable year. Further, to the extent that any distribution received by a U.S. Holder on its ADSs or ordinary shares exceeds 125% of the average of the annual distributions on the ADSs or ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above.

A U.S. Holder can avoid certain of the adverse rules described above by making a mark-to-market election with respect to its ADSs or ordinary shares, provided that the ADSs or ordinary shares are “marketable.” ADSs or ordinary shares will be marketable if they are “regularly traded” on a “qualified exchange” or other market within the meaning of applicable Treasury regulations. If a U.S. Holder makes the mark-to-market election, it will recognize as ordinary income any excess of the fair market value of the ADSs or ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs or ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs or ordinary shares will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs or ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election).

In addition, in order to avoid the application of the foregoing rules, a United States person that owns shares in a PFIC for U.S. federal income tax purposes may make a QEF Election with respect to such PFIC if the PFIC provides the information necessary for such election to be made. If a United States person makes a QEF Election with respect to a PFIC, the United States person will be currently taxable on its pro rata share of the PFIC’s ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year that the entity is classified as a PFIC and will not be required to include such amounts in income when actually distributed by the PFIC. We do not intend to provide information necessary for U.S. Holders to make QEF Elections.

In addition, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

If a U.S. Holder owns ADSs or ordinary shares during any year in which we are a PFIC, the U.S. Holder must file annual reports, containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to us, with the U.S. Holder’s federal income tax return for that year, unless otherwise specified in the instructions with respect to such form.

U.S. Holders should consult their tax advisers concerning our potential PFIC status and the potential application of the PFIC rules.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Reporting With Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals and certain entities may be required to report information relating to an interest in our ADSs or ordinary shares by filing a Form 8398 with their U.S. federal income tax return, subject to certain exceptions (including an exception for ADSs or ordinary shares held in accounts maintained by certain U.S. financial institutions). Failure to file a Form 8398 where required can result in monetary penalties and the extension of the relevant statute of limitations with respect to all or a part of the relevant U.S. tax return. U.S. Holders should consult their tax advisers regarding this reporting requirement.

UK Taxation

For purposes of this section, all references to “the company” refer to Gyroscope Therapeutics Holdings plc only.

The following is intended as a general guide to current UK tax law and HMRC published practice (which is not binding) applying as at the date of this prospectus (both of which are subject to change at any time, possibly with retrospective effect) relating to the holding of ADSs. It does not constitute legal or tax advice and does not purport to be a complete analysis of all UK tax considerations relating to the holding of ADSs, or all of the circumstances in which holders of ADSs may benefit from an exemption or relief from UK taxation. It is written on the basis that the company does not (and will not at any time) derive 75% or more of its qualifying asset value, directly or indirectly from UK land, and that the company is and remains solely resident in the UK for tax purposes and will be subject to the UK tax regime and not the U.S. tax regime save as set out above under “Material United States Federal Income Tax Considerations for U.S. Holders.”

Except to the extent that the position of non-UK resident persons is expressly referred to, this guide relates only to persons who are resident (and, in the case of individuals, domiciled or deemed domiciled and to whom split year treatment does not apply) for tax purposes solely in the UK and do not have a permanent establishment, branch, agency (or equivalent) or fixed base in any other jurisdiction with which the holding of the ADSs is connected, or UK Holders, who are absolute beneficial owners of the ADSs (and do not hold the ADSs through an Individual Savings Account or a Self-Invested Personal Pension) and who hold the ADSs as investments.

This guide may not relate to certain classes of UK Holders, such as (but not limited to):

•	persons who are connected with the company;

•	financial institutions;

•	insurance companies;

•	charities or tax-exempt organizations;

•	collective investment schemes;

•	pension schemes;

•	market makers, intermediaries, brokers or dealers in securities;

•	persons who have (or are deemed to have) acquired their ADSs by virtue of an office or employment or who are or have been officers or employees of the company or any of its affiliates; and

•	individuals who are subject to UK taxation on a remittance basis.

Based on published HMRC guidance we would expect that HMRC will regard a holder of ADSs as holding the beneficial interest in the underlying shares and therefore these paragraphs assume that a holder of ADSs is the beneficial owner of the underlying ordinary shares and any dividends paid in respect of the underlying ordinary shares (where the dividends are regarded for UK purposes as that person’s own income) for UK direct tax purposes.

THESE PARAGRAPHS ARE A SUMMARY OF CERTAIN UK TAX CONSIDERATIONS AND ARE INTENDED AS A GENERAL GUIDE ONLY AND NOT A SUBSTITUTE FOR DETAILED TAX ADVICE. IT IS RECOMMENDED THAT ALL HOLDERS OF ADSs OBTAIN LEGAL AND TAX ADVICE AS TO THE CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSAL OF THE ADSs IN THEIR OWN PARTICULAR CIRCUMSTANCES FROM THEIR OWN ADVISORS. IN PARTICULAR, NON-UK RESIDENT OR DOMICILED PERSONS OR PERSONS SUBJECT TO TAXATION IN ANY JURISDICTION OTHER THAN THE UK ARE ADVISED TO CONSIDER THE POTENTIAL IMPACT OF ANY RELEVANT DOUBLE TAXATION AGREEMENTS.

UK Taxation of Dividends

Withholding Tax

Dividends paid by the company will not be subject to any withholding or deduction at source for or on account of UK tax.

Income Tax

An individual UK Holder may, depending on his or her particular circumstances, be subject to UK income tax on dividends received from the company. An individual holder of ADSs who is not resident for tax purposes in the United Kingdom should not be chargeable to UK income tax on dividends received from the company unless he or she carries on (whether solely or in partnership) a trade, profession or vocation in the UK through a permanent establishment, branch or agency to which the ADSs are attributable. There are certain exceptions for trading in the UK through independent agents, such as some brokers and investment managers.

All dividends received by an individual UK Holder from us or from other sources will form part of that UK Holder’s total income for income tax purposes and will constitute the top slice of that income. For the tax year 2021/2022 a nil rate of income tax, or dividend allowance, will apply to the first £2,000 of taxable dividend income received by the individual UK Holder in a tax year. Income within the dividend allowance counts towards an individual’s basic or higher rate limits and may, therefore, affect the level of personal allowance to which they are entitled. For the tax year 2021/2022 dividend income in excess of the dividend allowance will (subject to the availability of any income tax personal allowance) be taxed at 7.5% to the extent that the excess amount falls within the basic rate tax band, 32.5% to the extent that the excess amount falls within the higher rate tax band and 38.1% to the extent that the excess amount falls within the additional rate tax band.

Corporation Tax

A corporate holder of ADSs that is not resident for tax purposes in the United Kingdom should not be chargeable to UK corporation tax on dividends received from the company unless it carries on (whether solely or in partnership) a trade in the United Kingdom through a permanent establishment to which the ADSs are attributable.

Corporate UK Holders should not be subject to UK corporation tax on any dividend received from the company so long as the dividend qualifies for an exemption, which should be the case, although certain conditions must be met. It should be noted that the exemptions, whilst of wide application, are not comprehensive and are subject to anti-avoidance rules in relation to a dividend. If the conditions for an exemption are not satisfied or such anti-avoidance provisions apply, or such UK Holder elects for an otherwise exempt dividend to be taxable, UK corporation tax will be chargeable on the amount of such dividend (at the rate of 19% for the tax year 2021/2022).

UK Taxation of Disposals

A disposal or deemed disposal of ADSs by a UK Holder may, depending on the UK Holder’s circumstances and subject to any available exemptions or reliefs (such as the annual exemption), give rise to a chargeable gain or an allowable loss for the purposes of UK capital gains tax and corporation tax on chargeable gains.

If an individual UK Holder who is subject to UK income tax at either the higher or the additional rate is liable to UK capital gains tax on the disposal of ADSs, the applicable rate will be 20% (for the tax year 2021/2022). For an individual UK Holder who is subject to UK income tax at the basic rate and liable to UK capital gains tax on such disposal, the applicable rate would be 10% (for the tax year 2021/2022), save to the extent that any capital gains exceed the unused basic rate tax band. In that case, the rate applicable to the excess would be 20% (for the tax year 2021/2022). In each case above, the amount of capital gains tax payable will be subject to the availability of any exemptions, reliefs and/or allowable losses to such UK Holder.

If a corporate UK Holder becomes liable to UK corporation tax on the disposal (or deemed disposal) of ADSs, the main rate of UK corporation tax (at the rate of 19% for the tax year 2021/2022) would apply, subject to any exemptions, reliefs and/or allowable losses.

A holder of ADSs which is not resident for tax purposes in the United Kingdom should not normally be liable to UK capital gains tax or corporation tax on chargeable gains on a disposal (or deemed disposal) of ADSs, unless the person is carrying on (whether solely or in partnership) a trade, profession or vocation in the United Kingdom through a permanent establishment, branch or agency to which the ADSs are attributable. However, an individual holder of ADSs who has ceased to be resident for tax purposes in the United Kingdom or is treated as resident outside the United Kingdom for the purposes of a double taxation treaty for a period of five years or less and who disposes of ADSs during that period of temporary non residence may be liable on his or her return to the United Kingdom (or upon ceasing to be regarded as resident outside the United Kingdom for the purposes of double taxation relief) to UK capital gains tax on any chargeable gain realized (subject to any available exemption or relief).

Stamp Duty and Stamp Duty Reserve Tax

The discussion below relates to the holders of our ordinary shares or ADSs wherever resident, however it should be noted that special rules may apply to certain persons such as market makers, brokers, dealers or intermediaries.

Issue of Ordinary Shares

No UK stamp duty or stamp duty reserve tax, or SDRT, is generally payable on the issue of the underlying ordinary shares in the company.

Transfers of Ordinary Shares

An unconditional agreement to transfer ordinary shares will normally give rise to a charge to SDRT at the rate of 0.5% of the amount or value of the consideration payable for the transfer. The purchaser of the shares is liable for the SDRT. Transfers of ordinary shares in certificated form are generally also subject to stamp duty at the rate of 0.5% of the amount or value of the consideration given for the transfer (rounded up to the next £5.00). Stamp duty is normally paid by the purchaser. The charge to SDRT will be cancelled or, if already paid, repaid (generally with interest), where a transfer instrument has been duly stamped within six years of the charge arising (either by paying the stamp duty or by claiming an appropriate relief) or if the instrument is otherwise exempt from stamp duty.

Clearance services and depositary receipts

UK legislation provides that an issue or a transfer of ordinary shares to a clearance service or a depositary receipt system will generally be subject to SDRT (and, in the case of transfers, where the transfer is effected by a written instrument, stamp duty) at a higher rate of 1.5% of the amount or value of the consideration given for the transfer unless, in the case of a clearance service, the clearance service has made and maintained an election under section 97A of the Finance Act 1986 (a section 97A election). It is understood that HMRC regards the facilities of DTC as a clearance service for these purposes and we are not aware of any section 97A election having been made by DTC.

However, based on current published HMRC practice following European Union case law, no SDRT or stamp duty is generally payable on such an issue (as respects SDRT), or on such a transfer (as respects stamp duty and SDRT) where the transfer is an integral part of an issue of share capital.

Any stamp duty or SDRT payable on a transfer of ordinary shares to a depositary receipt system or clearance service will in practice generally be paid by the transferors or participants in the clearance service or depositary receipt system. Specific professional advice should be sought before incurring or reimbursing the costs of a 1.5% stamp duty or SDRT charge in any circumstances.

Transfers of ADSs

No stamp duty or SDRT will be payable on the paperless transfer of ADS through the facilities of DTC.

No UK stamp duty will in practice be payable on a written instrument transferring an ADS provided that the instrument of transfer is executed and remains at all times outside the United Kingdom. Where these conditions are not met, the transfer of, or agreement to transfer, an ADS could, depending on the circumstances, attract a charge to UK stamp duty at the rate of 0.5% of the value of the consideration. However, in practice it should not be necessary to pay any UK stamp duty on such an instrument or agreement unless the instrument or agreement is required for any purposes in the UK If it is necessary to pay stamp duty, it may also be necessary to pay interest and penalties.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC and Citigroup Global Markets Inc. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of ADSs indicated below:

Name	Number of ADSs
Morgan Stanley & Co. LLC
Goldman Sachs & Co. LLC
Citigroup Global Markets Inc.

Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the ADSs directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $                 per ADSs under the public offering price. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                  additional ADSs at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the preceding table bears to the total number of ADSs listed next to the names of all underwriters in the preceding table.

The following table shows the per ADS and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                  ADSs.

Total
	Per ADS	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $                . We have agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority up to $                .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of ADSs offered by them.

We intend to apply to list our ADSs on the Nasdaq Global Select Market under the trading symbol “VISN.”

We and all of our directors and officers and the holders substantially of all of our outstanding securities have agreed that, without the prior written consent of Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC and Citigroup Global Markets Inc. on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period ending 180 days after the date of this prospectus, or the restricted period:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADS or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs;

whether any such transaction described above is to be settled by delivery of ordinary shares or ADS or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC and Citigroup Global Markets Inc. on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any ordinary shares or ADSs or any security convertible into or exercisable or exchangeable for ordinary shares or ADSs.

The restrictions described in the immediately preceding paragraph do not apply to our directors, officers and securityholders with respect to customary exceptions.

Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC and Citigroup Global Markets Inc., in their joint discretion, may release the ordinary shares, ADSs and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ADSs available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing ADSs in the open market. In determining the source of ADSs to close out a covered short sale, the underwriters will consider, among other things, the open market price of ADSs compared to the price available under the over-allotment option. The underwriters may also sell ADSs in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary ADSs in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, ordinary ADSs in the open market to stabilize the price of the ordinary ADSs. These activities may raise or maintain the market price of the ordinary ADSs above independent market levels or prevent or retard a decline in the market price of the ordinary ADSs. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our ADSs. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area, each a Relevant State, no securities have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of securities may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of ADSs shall require us or any of our representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation, and each person who initially acquires any ADSs or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and us that it is a

“qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any ADSs being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the ADSs acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any ADSs to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to any ADSs in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase any ADSs, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

United Kingdom

No ADS have been offered or will be offered pursuant to this offering to the public in the United Kingdom prior to publication of a prospectus in relation to the ADS which has been approved by the Financial Conduct Authority, except that the ADS may be offered to the public at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined in Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within section 86 of the FSMA,

provided that no such offer of the ADSs shall require us or any of our representatives (including the underwriters) to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the ADS in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any ADS, and he expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in Article 2 of the UK Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the “Order,” and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (e) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the ADSs in the United Kingdom within the meaning of FSMA. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons. Any person in the UK who is not a relevant person must not act on or rely upon this document or any of its contents or use it as the basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Canada

The ADSs may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Russia

Under Russian law, ADSs may be considered securities of a foreign issuer. Neither we, nor this prospectus, nor our ADSs have been, or are intended to be, registered with the Central Bank of the Russian Federation under the Federal Law No. 39-FZ “On Securities Market” dated April 22, 1996 (as amended, the “Russian Securities Law”), and none of our ADSs are intended to be, or may be offered, sold or delivered, directly or indirectly, or offered or sold to any person for reoffering or re-sale, directly or indirectly, in the territory of the Russian Federation or to any resident of the Russian Federation, except pursuant to the applicable laws and regulations of the Russian Federation.

The information provided in this prospectus does not constitute any representation with respect to the eligibility of any recipients of this prospectus to acquire ADSs under the laws of the Russian Federation, including, without limitation, the Russian Securities Law and other applicable legislation.

This prospectus is not to be distributed or reproduced (in whole or in part) in the Russian Federation by the recipients of this prospectus. Recipients of this prospectus undertake not to offer, sell or deliver, directly or indirectly, or offer or sell to any person for reoffering or re-sale, directly or indirectly, ADSs in the territory of the Russian Federation or to any resident of the Russian Federation, except pursuant to the applicable laws and regulations of the Russian Federation.

Recipients of this prospectus understand that respective receipt/acquisition of ADSs is subject to restrictions and regulations applicable from the Russian law perspective.

Switzerland

The ADSs may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland. Neither this document nor any other offering or marketing material relating to the offering, us, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take into account the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate for their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

New Zealand

The ADSs offered hereby have not been offered or sold, and will not be offered or sold, directly or indirectly in New Zealand and no offering materials or advertisements have been or will be distributed in relation to any offer of shares in New Zealand, in each case other than:

(a)	to persons whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invest money; or

(b)	to persons who in all the circumstances can properly be regarded as having been selected otherwise than as members of the public; or

(c)

to persons who are each required to pay a minimum subscription price of at least NZ$500,000 for the shares before the allotment of those shares (disregarding any amounts payable, or paid, out of money lent by the issuer or any associated person of the issuer); or

(d)

in other circumstances where there is no contravention of the Securities Act 1978 of New Zealand (or any statutory modification or re-enactment of, or statutory substitution for, the Securities Act 1978 of New Zealand).

Hong Kong

Our ADSs may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to our ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to our ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), or the FIEL has been made or will be made with respect to the solicitation of the application for the acquisition of the ADSs.

Accordingly, the ADSs have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors, or QII

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the ADSs constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the ADSs. The ADSs may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the ADSs constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the ADSs. The ADSs may only be transferred en bloc without subdivision to a single investor.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ADSs may not be circulated or distributed, nor may our ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where our ADSs are subscribed or purchased under Section 275 by a relevant person which is: (i) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (ii) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired our ADSs under Section 275 except: (a) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (b) where no consideration is given for the transfer; or (c) by operation of law.

EXPENSES OF THE OFFERING

We estimate that our expenses in connection with the consummation of this offering, other than underwriting discounts and commissions, will be as follows:

Expenses	Amount
U.S. Securities and Exchange Commission registration fee	$	*
Nasdaq Global Select Market initial listing fee		*
FINRA filing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous costs		*

Total	$	*

*	To be completed by amendment.

All amounts in the table are estimates except the U.S. Securities and Exchange Commission registration fee, the Nasdaq Global Select Market listing fee and the FINRA filing fee. The Company will pay all of the expenses of the consummation of this offering.

LEGAL MATTERS

The validity of the ADSs and certain other matters of English law will be passed upon for us by Davis Polk & Wardwell London LLP. Certain matters of U.S. federal and New York law will be passed upon for us by Davis Polk & Wardwell LLP, New York, New York and for the underwriters by Cooley LLP with respect to U.S. federal and New York law and Cooley (UK) LLP, with respect to English law.

EXPERTS

The financial statements of Gyroscope Therapeutics Holdings Limited included in this prospectus have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such balance sheets are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Gyroscope Therapeutics Limited included in this prospectus have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On August 25, 2020, we dismissed Grant Thornton UK LLP as our independent accountants. The decision to dismiss Grant Thornton UK LLP as our independent registered public accounting firm was approved by our board of directors. On August 27, 2020, our board of directors approved the engagement of Deloitte LLP as Gyroscope’s independent registered public accounting firm commencing with Gyroscope’s fiscal year ending on January 31, 2020.

Our two most recent fiscal years ended on January 31, 2020 and December 31, 2020.

As of and for the fiscal year ended January 31, 2020, Grant Thornton UK LLP performed the audit of our consolidated financial statements prepared under the generally accepted accounting practices adopted in the United Kingdom and based on the pronouncements, orientations and interpretations as issued by the Financial Reporting Council and issued reports in accordance with International Standards on Auditing (UK) (ISAs (UK)) and applicable law. In connection with this audit Grant Thornton UK LLP did not issue any reports on our financial statements that contained an adverse opinion or a disclaimer of opinion, nor were the auditors’ reports of Grant Thornton UK LLP qualified or modified as to uncertainty, audit scope or accounting principles except for an explanatory paragraph regarding substantial doubt as to our ability to continue as a going concern in the fiscal year ended January 31, 2020. During the fiscal year ended January 31, 2020 and the subsequent interim period through August 25, 2020, there has not been any disagreement over any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements if not resolved to the satisfaction of Grant Thornton UK LLP would have caused it to make reference to the subject matter of the disagreement in connection with its auditors’ reports, or any “reportable event” as described in Item 4(d) of Form F-1.

Furthermore, for the fiscal year ended January 31, 2020 and the subsequent interim period through August 25, 2020, we had not consulted with Deloitte LLP regarding either (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to our financial statements, and neither a written report was provided to us or oral advice was provided that Deloitte LLP concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or (2) any matter that was the subject of a disagreement or a reportable event.

We provided a copy of this disclosure to Grant Thornton UK LLP and requested that they furnish us a letter addressed to the SEC stating whether they agree with the statements made herein, a copy of which will be filed by amendment as Exhibit 16.1 hereto.

ENFORCEMENT OF JUDGMENTS

We are incorporated and currently existing under the laws of England and Wales. Substantially all of our assets are located outside the United States. In addition, the majority of our directors and the majority of our officers reside outside of the United States. As a result, it may be difficult for investors to effect service of process on us or those persons in the United States or to enforce in the United States judgments obtained in United States courts against us or those persons based on the civil liability or other provisions of the United States securities laws or other laws.

In addition, uncertainty exists as to whether the courts of England and Wales would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liabilities provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in England and Wales against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

We have been advised by Davis Polk & Wardwell London LLP that there is currently no treaty between (i) the United States and (ii) England and Wales providing for reciprocal recognition and enforcement of judgments of United States courts in civil and commercial matters (although the United States and the United Kingdom are both parties to the New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards) and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether predicated solely upon the United States securities laws, would not be automatically enforceable in England and Wales. We have also been advised by Davis Polk & Wardwell London LLP that any final and conclusive monetary judgment for a definite sum obtained against us in United States courts would be treated by the courts of England and Wales as a cause of action in itself and sued upon as a debt at common law so that no retrial of the issues would be necessary, provided that:

•	the relevant U.S. court had jurisdiction over the original proceedings according to English conflicts of laws principles at the time when proceedings were initiated;

•

the courts of England and Wales had jurisdiction over the matter on enforcement and we either submitted to such jurisdiction or were resident or carrying on business within such jurisdiction and were duly served with process;

•	the U.S. judgment was final and conclusive on the merits in the sense of being final and unalterable in the court that pronounced it and being for a definite sum of money;

•

the judgment given by the courts was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations (or otherwise based on a U.S. law that an English court considers to relate to a penal, revenue or other public law);

•	the judgment was not procured by fraud;

•	recognition or enforcement of the judgment in England and Wales would not be contrary to public policy or the Human Rights Act 1998;

•	the proceedings pursuant to which judgment was obtained were not contrary to natural justice;

•

the U.S. judgment was not arrived at by doubling, trebling or otherwise multiplying a sum assessed as compensation for the loss or damages sustained and not being otherwise in breach of Section 5 of the UK Protection of Trading Interests Act 1980, or is a judgment based on measures designated by the Secretary of State under Section 1 of that Act;

•	there is not a prior decision of an English court or the court of another jurisdiction on the issues in question between the same parties; and

•	the English enforcement proceedings were commenced within the limitation period.

Whether these requirements are met in respect of a judgment based upon the civil liability provisions of the United States securities laws, including whether the award of monetary damages under such laws would constitute a penalty, is an issue for the court making such decision.

Subject to the foregoing, investors may be able to enforce in England and Wales judgments in civil and commercial matters that have been obtained from U.S. federal or state courts. Nevertheless, we cannot assure you that those judgments will be recognized or enforceable in England and Wales.

If an English court gives judgment for the sum payable under a U.S. judgment, the English judgment will be enforceable by methods generally available for this purpose. These methods generally permit the English court discretion to prescribe the manner of enforcement. In addition, it may not be possible to obtain an English judgment or to enforce that judgment if the judgment debtor is or becomes subject to any insolvency or similar proceedings, or if the judgment debtor has any set-off or counterclaim against the judgment creditor. Also note that, in any enforcement proceedings, the judgment debtor may raise any counterclaim that could have been brought if the action had been originally brought in England and Wales unless the subject of the counterclaim was in issue and denied in the U.S. proceedings.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the U.S. Securities and Exchange Commission a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We will send the depositary a copy of all notices of shareholders’ meetings and other reports, communications and information that are made generally available to shareholders. The depositary will, if we so request, mail to all registered holders of ADSs a notice containing the information (or a summary of the information) contained in any notice of a meeting of our shareholders received by the depositary from us or will make available to all registered holders of ADSs such notices and all such other reports and communications received by the transfer agent.

We maintain a corporate website at www.gyroscopetx.com. Information contained in, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Gyroscope Therapeutics Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Gyroscope Therapeutics Holdings Limited (the “Company”) as of December 31, 2020 and December 17, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and December 17, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte LLP

Reading, United Kingdom

April 1, 2021

We have served as the Company’s auditor since 2021.

GYROSCOPE THERAPEUTICS HOLDINGS LIMITED

Balance Sheet

As of December 17, 2020 (date of inception) and December 31, 2020

(expressed in U.S. Dollars, unless otherwise stated)

	December 17, 2020	December 31, 2020
Assets	$—	$—
Liabilities	—	—
Equity
Share capital (£1.00 par value, one share authorized, issued and outstanding)	1	1
Additional paid-in capital	—	—
Receivable from shareholder	(1)	(1)

Total equity	—	—

Total liabilities and equity	$—	$—

The accompanying notes are an integral part of these financial statements.

GYROSCOPE THERAPEUTICS HOLDINGS LIMITED

Notes to Financial Statements

(expressed in U.S. Dollars, unless otherwise stated)

1. Overview

General Information

Gyroscope Therapeutics Holdings Limited (“GTHL” or the “Company”) was incorporated in England and Wales on December 17, 2020. The issued share capital of GTHL consists of one share with a nominal value of £1.00. GTHL was incorporated with nominal assets and liabilities for the purpose of becoming a holding company for Gyroscope Therapeutics Limited and for the purposes of consummating a corporate reorganization.

Prior to the Company’s proposed initial public offering, the Company will undertake a corporate reorganization pursuant to which (i) GTHL will incorporate Gyroscope Holdings (UK) Limited as a new wholly-owned subsidiary registered in England and Wales, (ii) Gyroscope Therapeutics Limited will become the wholly owned subsidiary of GTHL and (iii) GTHL will re-register as a public limited company and change its name to Gyroscope Therapeutics Holdings plc.

Going Concern

The financial statements of Gyroscope Therapeutics Limited for the fiscal year ended December 31, 2020 disclose in Note 1 that the Company expects that its cash and cash equivalents, together with the net proceeds of $146.6 million from the Series C round which closed in March 2021, will be sufficient to fund the operating expenses and capital expenditure requirements necessary to advance its research efforts and clinical trials for at least one year from the issuance date of these financial statements. GTHL, as the holding company of Gyroscope Therapeutics Limited, will also have sufficient cash on hand to operate from at least one year from the issuance date of these financial statements.

2. Basis of Presentation

The accompanying financial statement has been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”). Separate statements of income, changes in equity and cash flows have not been presented in the financial statements because there have been no operations in the Company between the date of incorporation and December 31, 2020.

3. Subsequent Events

The Company has completed an evaluation of all subsequent events through April 1, 2021, the date on which the financial statements were issued, to ensure that these financial statements include appropriate disclosure of events both recognized in these financial statements as of December 31, 2020, and events which occurred subsequently but were not recognized in these financial statements.

a)

On March 29, 2021, Gyroscope Therapeutics Limited entered into a subscription agreement, pursuant to which Gyroscope Therapeutics Limited issued 67,065,214 of Series C preferred shares to investors for a total of approximately $148.0 million (before deducting offering expenses of $1.4 million) of cash and conversion of outstanding aggregate convertible loan notes, which Gyroscope Therapeutics Limited refers to as the Series C Financing. Upon the closing of the Series C Financing, Gyroscope Therapeutics Limited converted $16.0 million aggregate principal amount of the 2020 notes at a per share conversion price of $2.30 and $25.0 million aggregate principal amount of the 2020 notes at a per share conversion price of $1.84, representing a 20% discount to the per share purchase price, to series C preferred shares.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Gyroscope Therapeutics Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Gyroscope Therapeutics Limited and subsidiaries (the “Company”) as of December 31, 2020 and January 31, 2020, the related consolidated statements of operations and comprehensive loss, shareholders’ equity (deficit) and cash flows, for the 11 month period ended December 31, 2020 and year ended January 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and January 31, 2020, and the results of its operations and its cash flows for the 11 month period ended December 31, 2020 and year ended January 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte LLP

Reading, United Kingdom

April 1, 2021

We have served as the Company’s auditor since 2020.

GYROSCOPE THERAPEUTICS LIMITED

Consolidated Balance Sheet

(in thousands, except share and per share amounts)

	January 31,	December 31,
	2020	2020
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$12,640	$20,915
Accounts receivable, net	65	23
Prepaid expenses and other current assets	9,697	17,801

Total current assets	22,402	38,739
Property and equipment, net	3,019	5,086
Intangible assets, net	3,826	3,547
Deferred tax asset	298	605
Other assets	410	410

TOTAL ASSETS	$29,955	$48,387

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$2,759	$3,697
Accrued expenses and other current liabilities	5,499	16,258
Convertible notes payable	—	25,428

Total current liabilities	8,258	45,383

Total liabilities	$8,258	$45,383
Commitments and contingencies (Note 16)
SHAREHOLDERS’ EQUITY
Preferred shares, £0.00001 par value, 135,974,285 authorized at January 31, 2020 and December 31, 2020, respectively; 52,136,547 and 71,622,618 issued and outstanding at January 31, 2020 and December 31, 2020, respectively	1	1
Ordinary shares, £0.00001 par value, 400,000,000 authorized at January 31, 2020 and December 31, 2020, respectively; 7,006,258 and 9,445,037 issued and outstanding at January 31, 2020 and December 31, 2020, respectively	—	—
Deferred shares, £0.00001 par value, 889,846 and 1,040,946 authorized, issued and outstanding at January 31, 2020 and December 31, 2020, respectively	—	—
Additional paid-in capital	76,238	112,682
Accumulated deficit	(55,633)	(108,805)
Accumulated other comprehensive income (loss)	1,091	$(874)

Total shareholders’ equity	21,697	3,004

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$29,955	$48,387

The accompanying notes are an integral part of these consolidated financial statements.

GYROSCOPE THERAPEUTICS LIMITED

Consolidated Statement of Operations and Comprehensive Loss

(in thousands, except share and per share amounts)

	Fiscal Year Ended January 31,	Fiscal Year Ended December 31,
	2020	2020
REVENUE:
Revenue	$2,966	$864
Cost of revenue	1,053	112

Gross profit	1,913	752

OPERATING EXPENSES:
Research and development	24,844	41,307
General and administrative	16,998	24,389

Total operating expenses	41,842	65,696

LOSS FROM OPERATIONS	(39,929)	(64,944)

OTHER INCOME (EXPENSE), NET:
Other income (expense), net	(144)	825
Interest expense, net	(9)	(174)
Benefit from R&D tax credit	6,264	10,857

Total other income, net	6,111	11,508

Loss before income taxes	(33,818)	(53,436)
Income tax benefit	283	264

Net loss	$(33,535)	$(53,172)
Other comprehensive income (loss)
Foreign exchange translation adjustment	1,956	(1,965)
Total comprehensive loss attributable to ordinary shareholders—basic and diluted	$(31,579)	$(55,137)

Net loss per share attributable to ordinary shareholders—basic and diluted	$(12.89)	$(11.15)

Weighted average ordinary shares outstanding—basic and diluted	2,602,516	4,767,392

The accompanying notes are an integral part of these consolidated financial statements.

GYROSCOPE THERAPEUTICS LIMITED

Consolidated Statement of Shareholders’ Equity (Deficit)

(in thousands, except share and per share amounts)

	PREFERRED SERIES A £0.00001 PAR VALUE		PREFERRED SERIES B £0.00001 PAR VALUE		ORDINARY £0.00001 PAR VALUE		DEFERRED SHARES £0.00001 PAR VALUE		ADDITIONAL PAID-IN CAPITAL	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	ACCUMULATED DEFICIT	TOTAL SHAREHOLDERS’ EQUITY (DEFICIT)
	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT
Balance at January 31, 2019	15,999,999	$1	—	$—	4,064,471	$—	29,499	$—	$22,082	$(865)	$(22,098)	$(880)
Issuance of Series A Preferred shares	10,773,333	—	—	—	—	—	—	—	13,761	—	—	13,761
Issuance of Series A Preferred shares in connection with the assignment of loan note receivable (see Note 1)	8,875,000	—	—	—	—	—	—	—	11,700	—	—	11,700
Issuance of ordinary shares to employees	—	—	—	—	3,802,134	—	—	—	—	—	—	—
Forfeiture of ordinary shares by employees	—	—	—	—	(860,347)	—	860,347	—	—	—	—	—
Issuance of Series B Preferred shares	—	—	16,488,215	—	—	—	—	—	28,095	—	—	28,095
Share-based compensation	—	—	—	—	—	—	—	—	600	—	—	600
Unrealized gain on foreign currency translation	—	—	—	—	—	—	—	—	—	1,956	—	1,956
Net loss	—	—	—	—	—	—	—	—	—	—	(33,535)	(33,535)

Balance at January 31, 2020	35,648,332	$1	16,488,215	$—	7,006,258	$—	889,846	$—	$76,238	$1,091	$(55,633)	$21,697
Issuance of ordinary shares to employees	—	—	—	—	2,438,779	—	—	—	—	—	—	—
Forfeiture of ordinary shares by employees	—	—	—	—	(151,100)	—	151,100	—	—	—	—	—
Issuance of Series B Preferred shares	—	—	19,486,070	—	—	—	—	—	35,682	—	—	35,682
Share-based compensation	—	—	—	—	—	—	—	—	762	—	—	762
Unrealized loss on foreign currency translation	—	—	—	—	—	—	—	—	—	(1,965)	—	(1,965)
Net loss	—	—	—	—	—	—	—	—	—	—	(53,172)	(53,172)

Balance at December 31, 2020	35,648,332	$1	35,974,285	$—	9,293,937	$—	1,040,946	$—	112,682	$(874)	$(108,805)	$3,004

The accompanying notes are an integral part of these consolidated financial statements.

GYROSCOPE THERAPEUTICS LIMITED

Consolidated Statement of Cash Flows

(in thousands)

	Fiscal Year Ended January 31, 2020	Fiscal Year Ended December 31, 2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(33,535)	$(53,172)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	933	1,231
Noncash share-based compensation	600	762
Loss in disposal of property and equipment	—	154
Change in operating assets and liabilities:
Prepaids, accounts receivable and other current assets	(5,871)	(7,351)
Deferred taxes	(298)	(307)
Other non-current asset	(373)	10
Accounts payable	2,990	631
Accrued expenses and other current liabilities	173	9,815

Net cash used in operating activities	(35,381)	(48,227)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(1,831)	(2,828)
Payments related to acquisition of intangible assets	(1,500)	—

Net cash used in investing activities	(3,331)	(2,828)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of Series A preferred shares	13,866	—
Proceeds from issuance of Series B preferred shares	28,095	35,682
Principal payment of loan note	(326)	—
Proceeds from issuance of a convertible loan notes	—	25,000

Net cash provided by financing activities	41,635	60,682

Effect of exchange rate changes on cash and cash equivalents	1,585	(1,352)
Net increase in cash and cash equivalents	4,508	8,275
Cash and cash equivalents
Beginning of period	8,132	12,640

End of period	$12,640	$20,915

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest to Syncona Portfolio	$811	$0

SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING INFORMATION:
Issuance of Series A preferred shares in connection with the assignment of loan note receivable (see Note 1)	$11,700	$—
Property and equipment in accounts payable and accrued expenses	$—	$228

The accompanying notes are an integral part of these consolidated financial statements.

GYROSCOPE THERAPEUTICS LIMITED

Notes to Consolidated Financial Statements

1. Nature of the Business

Gyroscope Therapeutics Limited (the “Company”) was incorporated on May 12, 2016 and is a global clinical-stage gene therapy company developing gene therapy beyond rare diseases. The Company’s initial focus is age-related macular degeneration (“AMD”), one of the leading causes of irreversible blindness, and is developing a differentiated pipeline of recombinant adeno-associated virus gene therapy candidates targeting genetic variants in the complement pathway believed to be key drivers of AMD.

The Company is a private limited liability company incorporated under the laws of England and its primary offices are in Hertfordshire, England. The Company has two wholly-owned subsidiaries, Orbit Biomedical Limited, formed in 2018 whose primary offices are in the United Kingdom (the “UK”) and Gyroscope USA, Inc., formerly known as Orbit Biomedical Inc, formed in 2018 and whose primary offices are in the United States (the “U.S.”).

The Company and its wholly-owned subsidiaries were under the common control of Syncona Portfolio Limited (“Syncona Portfolio”) prior to the merger of Orbit Biomedical Limited and Gyroscope USA, Inc. on February 4, 2019.

Transaction Between Entities Under Common Control

On February 4, 2019, the Company acquired all of the outstanding share capital of Orbit Biomedical Limited (“Orbit”), including its subsidiary Orbit Biomedical, Inc. (which was renamed to Gyroscope USA, Inc.), a specialized medical device company and was assigned a loan note receivable due from Orbit to Syncona Portfolio (the “Orbit Transaction”). This transaction was accounted for as a transaction between entities under common control, resulting in a change in the reporting entity requiring presentation of the companies as if they had been combined entities. The assets acquired and liabilities assumed were recognized at their historical cost basis.

Going Concern

In accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40), the Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, success of research and development efforts, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations and the ability to secure additional capital to fund operations. Product candidates currently under development will require significant additional research and development efforts, including clinical testing and regulatory approval, prior to commercialization. These efforts require significant amounts of capital, adequate personnel and infrastructure and extensive compliance-reporting capabilities. Even if the Company’s gene therapy development efforts are successful, it is uncertain when, if ever, the Company will realize revenue from its gene therapy sales.

The Company has funded its operations primarily with proceeds from the sale of ordinary and preferred shares and convertible loan notes. The Company has incurred recurring losses since its inception, including net losses of $33.5 million for the fiscal year ended January 31, 2020 and $53.2 million for the fiscal year ended December 31, 2020. In addition, as of January 31, 2020 and December 31, 2020, the Company had an accumulated deficit of $55.6 million and $108.8 million, respectively.

The Company expects that its cash and cash equivalents of $20.9 million as of December 31, 2020, together with the net proceeds of $146.6 million from the Series C round which closed in March 2021, will be sufficient to fund the operating expenses and capital expenditure requirements necessary to advance its research efforts and clinical trials for at least one year from the issuance date of these consolidated financial statements.

The Company is seeking to complete an initial public offering (“IPO”) of its ordinary shares in the form of American Depositary Shares. Upon the completion of a qualified public offering on specified terms, the Company’s outstanding convertible preferred shares will convert into ordinary shares. In the event the Company does not complete an IPO, the Company will seek additional funding through private equity financings, debt financings or other capital sources, including collaborations with other companies or other strategic transactions. The Company may not be able to obtain funding on acceptable terms, or at all. The terms of any financing may adversely affect the holdings or the rights of the Company’s shareholders.

Impact of COVID-19 Pandemic

With the ongoing COVID-19 pandemic, the Company has implemented business continuity plans designed to address and mitigate the impact of the COVID-19 pandemic on the Company’s business. The Company does not currently anticipate that the COVID-19 pandemic will have a material impact on the timelines for the Company’s product development and expansion efforts. However, the extent to which the COVID-19 pandemic impacts the Company’s business, product development and expansion efforts, corporate development objectives and the value of and market for the Company’s ordinary shares will depend on future developments that are highly uncertain and cannot be predicted with confidence at this time, such as the ultimate duration of the pandemic, travel restrictions, quarantines, social distancing and business closure requirements in the UK and U.S. and the effectiveness of actions taken globally to contain and treat the disease. The global economic slowdown, the overall disruption of global supply chains and distribution systems and the other risks and uncertainties associated with the pandemic could have a material adverse effect on the Company’s business, financial condition, results of operations and growth prospects.

Change in Fiscal Year

In 2020, the Company elected to change from a fiscal year ending on January 31 to a fiscal year ending December 31, beginning with the 11-month period ended December 31, 2020 (“Fiscal Year 2020”). Accordingly, our historical results for the fiscal year ended January 31, 2020 are not directly comparable to the fiscal year ended December 31, 2020. Furthermore, the fiscal year ended December 31, 2020, as referred to throughout the financial statements includes the Company’s results from February 1, 2020 to December 31, 2020.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All intercompany accounts and transactions have been eliminated upon consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting periods. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, the fair value of financial instruments, the accrual for research and development expenses, the fair value of ordinary shares, share-based compensation and income taxes. Estimates are periodically reviewed in light of changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ materially from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments that have maturities of three months or less when acquired to be cash equivalents.

Deferred Initial Public Offering Costs

The Company capitalizes deferred IPO costs, which primarily consist of direct, incremental legal, professional, accounting and other third-party fees relating to the Company’s IPO, within prepaid expenses and other current assets. The deferred IPO costs will be offset against IPO proceeds upon the consummation of an offering. Should the planned IPO be abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the consolidated statement of operations and comprehensive loss. The Company did not capitalize any IPO costs as of January 31, 2020. As of December 31, 2020, the Company capitalized $1.6 million of IPO costs.

Fair Value of Financial Instruments

Financial instruments consist of cash, accounts receivable, prepaid expenses, accounts payable and accrued expenses, which approximate fair value because of their short term maturities. Certain assets of the Company are carried at fair value under U.S. GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

●	Level 1—Quoted prices in active markets for identical assets or liabilities.

●

Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

●

Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The Company’s convertible notes are classified within Level 3 of the fair value hierarchy because their fair values are estimated by utilizing valuation models and significant unobservable inputs. The convertible notes were valued using a scenario-based discounted cash flow analysis. As of the issuance date of the convertible notes, an implied yield was calculated such that the probability weighted value of the convertible notes was equal to the principal investment amount. The Company estimates the fair value of the convertible notes based on a future value on projected conversion or redemption dates which have been i) discounted back to the valuation date at an appropriate discount rate and ii) probability weighted to arrive at an indication of value for the convertible notes.

Management believes that the carrying amounts of the Company’s consolidated financial instruments, including of cash, accounts receivable, prepaid expenses and other current assets, accounts payable and accrued expenses and other current liabilities approximate fair value due to the short-term nature of those instruments.

Concentrations of Credit Risk and Off-Balance Sheet Risk

Financial instruments that subject the Company to credit risk consist solely of cash and cash equivalents. The Company places cash and cash equivalents in established financial institutions. The Company has no significant off-balance-sheet risk or concentration of credit risk, such as foreign exchange contracts, options contracts, or other foreign hedging arrangements.

Revenue Recognition

The Company recognizes revenue under ASC 606. The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

●	Step 1: Identify the contract with the customer

●	Step 2: Identify the performance obligations in the contract

●	Step 3: Determine the transaction price

●	Step 4: Allocate the transaction price to the performance obligations in the contract

●	Step 5: Recognize revenue when the company satisfies a performance obligation

The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

The Company has entered licensing agreements with strategic collaborators including related parties, which are within the scope of ASC 606, under which it may exclusively license rights to the Company’s technology to third parties. The terms of these arrangements typically include payment to the Company of one or more of the following: (1) non-refundable, upfront license fees; (2) reimbursement of certain costs and (3) option fees for additional goods or services.

In determining the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements, the Company performs the following steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation. As part of the accounting for these arrangements, the Company must use its judgment to determine: (a) the number of performance obligations based on the determination under step (ii) above; (b) the transaction price under step (iii) above; (c) the stand-alone selling price for each performance obligation identified in the contract for the allocation of transaction price in step (iv) above; and (d) the contract term and pattern of satisfaction of the performance obligations under step (v) above. The Company uses judgment to determine whether milestones or other variable consideration, except for royalties, should be included in the transaction price. The transaction price is allocated to each performance obligation on a relative stand-alone selling price basis, for which the Company recognizes revenue as or when the performance obligations under the contract are satisfied.

Amounts due to the Company for satisfying the revenue recognition criteria or that are contractually due based upon the terms of the collaboration agreements are recorded as accounts receivable in the Company’s consolidated balance sheet. Amounts received prior to satisfying the revenue recognition criteria are recorded as deferred revenue in the Company’s consolidated balance sheets. Amounts expected to be recognized as revenue within the 12 months following the balance sheet date are classified as current deferred revenue. Amounts not expected to be recognized as revenue within the 12 months following the balance sheet date are classified as deferred revenue, net of current portion. Amounts in which the Company has satisfied the revenue recognition criteria but are not able to invoice are recorded as a contract asset in the Company’s consolidated balance sheets which is included in prepaid expense and other current assets.

The promises under the Company’s agreements may include services to be performed by the Company for or on behalf of the customer.

For licenses that are combined with other promises, the Company exercises judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue.

Revenues are primarily derived from license of Orbit SDS technology, Orbit devices and related training services. The license of the Orbit SDS technology is recognized over the term of the license. License fees are billed in advance and recorded as deferred revenue. Deferred revenue represents consideration received for which services have yet to be provided. Product sales and training services are recognized as they are delivered and performed respectively. The Company has also generated revenue with a related party for a patent license during the fiscal year ended December 31, 2020. The Company has recognized this license revenue at a point in time upon delivery of the patent.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the respective assets, which are as follows:

ESTIMATED USEFUL LIFE
Office equipment and computers	3 years
Machinery	5 years
Furniture and fixtures	5 years
Laboratory equipment	5-7 years
Leasehold improvements	5 years

Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the consolidated statement of operations and comprehensive loss. Expenditures for repairs and maintenance are charged to expense as incurred.

Intangible Assets

The Company’s intangible assets include patents and trademarks obtained through asset acquisitions. Intangible assets acquired in a business combination are recognized at fair value using generally accepted valuation methods deemed appropriate for the type of intangible asset acquired and reported net of accumulated amortization. Intangible assets are amortized over their estimated useful lives. The Company’s patents and trademarks are being amortized over the 10 year useful life which is the estimated economic useful life of the acquired primary patent related to the medical device.

Impairment of Long-Lived Assets

The Company evaluates assets for potential impairment when events or changes in circumstances indicate the carrying value of the assets may not be recoverable. Recoverability is measured by comparing the book values of the assets to the expected future net undiscounted cash flows that the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the book values of the assets exceed their fair value. The Company has not recognized any impairment losses in the fiscal year ended January 31, 2020 and the fiscal year ended December 31, 2020.

Segment Information

Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker in deciding how to allocate resources and assess performance. The Company and the Company’s chief operating decision maker, the Company’s chief executive officer, views the Company’s operations and manages its business as a single operating segment, which is the business of developing, commercializing and delivering gene therapies.

Research and Development Costs

Research and development costs are expensed as incurred. Research and development expenses consist of costs incurred in performing research and development activities, including salaries, share-based compensation and benefits, depreciation and amortization expense, travel, third-party license fees and external costs of outside vendors engaged to conduct clinical development activities, clinical trials and cost to manufacture clinical trial materials.

Accrued Research and Development Expenses

The Company has entered into various research and development-related contracts with research institutions and other companies. These agreements are generally cancelable, and related payments are recorded as research and development expenses are incurred. Accruals for research and development expenses typically include fees paid to vendors in conjunction with preclinical development activities, clinical research organizations (“CRO”) and investigative sites in connection with preclinical and clinical activities, and clinical manufacturing organizations (“CMO”) in connection with the manufacturing of drug formulations for use in preclinical and clinical activities. The Company records accruals for estimated ongoing research costs. When evaluating the adequacy of the accrued liabilities, the Company analyzes progress of the studies or clinical trials, including the phase or completion of events, invoices received and contracted costs. Estimates are made in determining the accrued balances at the end of any reporting period. Actual results could differ from the Company’s estimates. The Company’s historical accrual estimates have not been materially different from the actual costs.

Fair Value Option

As permitted under ASC Topic 825, Financial Instruments (ASC 825), the Company has elected the fair value option to account for its convertible notes. In accordance with ASC 825, the Company records these convertible notes at fair value with changes in fair value recorded as a component of other income (expense), net in the consolidated statement of operations and comprehensive loss. As a result of applying the fair value option, direct costs and fees related to the convertible notes were expensed as incurred and were not deferred. The Company concluded that it was appropriate to apply the fair value option to the convertible notes because there are no non-contingent beneficial conversion options related to the convertible notes.

Share-Based Compensation

The Company grants equity awards under its share-based compensation programs, pursuant to the Articles of Association, in the form of Class C, D and E ordinary shares referred to as Employee Shares and Employee Share Options.

The Company recognizes compensation expense for Employee Shares based on the grant date fair value of the award. For Employee Shares that vest based on a service condition, the non-cash share-based compensation expense is recognized on a straight-line basis over the requisite service period. The Company uses the fair value of its ordinary shares to determine the fair value of Employee Shares. The Company accounts for forfeitures as they occur. For Employee Shares with a combination of service and performance conditions, the Company recognizes non-cash share-based compensation expense on a straight-line basis over the requisite service period when the achievement of a performance-based milestone is probable, based on the relative satisfaction of the performance condition as of the reporting date.

The Company recognizes compensation expense for Employee Share Option awards based on the grant date fair value of the award. The Company uses the fair value of its ordinary shares to determine the fair value of share option awards granted to employees. The fair value of Employee Share Option awards is estimated using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected share volatility based on the historical volatility of a publicly traded set of peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded share price. For options with service-based vesting conditions, the expected term of the Company’s share options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company did not pay cash dividends in any of the periods presented and does not expect to pay any cash dividends in the foreseeable future. For Employee Share Option awards that vest based on a service condition, the share-based compensation expense is recognized on a straight-line basis over the requisite service period.

Foreign Currency Translation

The Company maintains the financial statements of each entity within the group in its functional currency. The majority of the Company’s expenses are incurred in pounds sterling, and the majority of the Company’s cash and cash equivalents are held in a combination of pounds sterling and US dollars. Monetary assets and liabilities denominated in currencies other than the reporting currency are translated into the reporting currency at rates of exchange prevailing at the balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are translated into the reporting currency at the exchange rates prevailing at the date of the transaction. Exchange gains or losses arising from foreign currency transactions are included in other expense, net in the consolidated statement of operations and comprehensive loss. The Company recorded foreign exchange loss of approximately $0.3 million for the fiscal year ended January 31, 2020 and a foreign exchange gain of $0.8 million for the fiscal year ended December 31, 2020.

For financial reporting purposes, the financial statements of the Company have been translated into the U.S. dollar. Assets and liabilities are translated at the exchange rates at the balance sheet date, revenue and expenses are translated at the average exchange rates and shareholders’ equity is translated based on historical exchange rates.

Translation adjustments are not included in determining net loss but are included as a foreign exchange translation adjustment to other comprehensive loss, a component of shareholders’ equity.

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or in its tax returns. Deferred tax assets and liabilities are determined on the basis of the differences between the consolidated financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that deferred tax assets will be recovered in the future and to the extent management believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.

The Company accounts for uncertainty in income taxes by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed as the amount of benefit to recognize in the consolidated financial statements. The amount of benefits that may be used is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate, as well as the related net interest and penalties.

The Company recognizes interest and penalties related to unrecognized tax benefits on the income tax expense line in the accompanying consolidated statement of operations. As of January 31, 2020 and December 31, 2020, no accrued interest or penalties are included on the related tax liability line in the consolidated balance sheets.

Benefit from Research and Development Tax Credit (“Benefit from R&D Tax Credit”)

The Company is subject to corporate taxation in the United Kingdom and United States. The Company has generated losses since inception.

As a company that carries out research and development activities, the Company benefits from the UK research and development tax credit regime under the scheme for small or medium-sized enterprises, or SMEs, and also claim a Research and Development Expenditure Credit, or RDEC, to the extent that the Company’s projects are grant funded. Under the SME regime, the Company is able to surrender some of its trading losses that arise from qualifying research and development activities for a cash rebate of up to 33.35% of such qualifying research and development expenditure. The net tax benefit of the RDEC is expected to be 10.26% for the fiscal year ended December 31, 2020. The Company meets the conditions of the SME regime, but can only make claims under the RDEC regime to the extent that its projects are grant funded. Qualifying expenditures largely comprise employment costs for research staff, consumables, outsourced contract research organization costs and utilities costs incurred as part of research projects. Certain subcontracted qualifying research and development expenditures are eligible for a cash rebate under the SME regime of up to 21.67%, rather than 33.35%. Certain costs relating to research and development, clinical trials and manufacturing activities are eligible for inclusion within these tax credit cash rebate claims. The benefit from R&D tax credits is recognized in the consolidated statements of operations as a component of other income, net, and represents the sum of the research and development tax credits recoverable in the UK.

The UK Government has released draft legislation to introduce a cap on the amount of the payable credit that a qualifying loss-making SME business can receive through R&D relief in any one year. The cap would be applied to restrict payable credit claims in excess of £20,000 for accounting periods beginning on or after April 2021 by reference to, broadly, three times the total employee payroll tax and social security liabilities of the company. The draft legislation also contains an exemption which prevents the cap from applying. That exemption requires the company to be creating, or taking steps to create, intellectual property as well as having research and development expenditure in respect of connected parties which does not exceed 15% of the total claimed. The company does not expect this legislation if adopted to have a material impact on its payable credit claims based on amounts currently claimed.

Unsurrendered UK losses may be carried forward indefinitely to be offset against future taxable profits, subject to numerous utilization criteria and restrictions. The amount that can be offset each year is limited to £5.0 million plus an incremental 50% of UK taxable profits.

Value Added Tax, or VAT, is broadly charged on all taxable supplies of goods and services by VAT-registered businesses. Under current rates, an amount of 20% of the value, as determined for VAT purposes, of the goods or services supplied is added to all sales invoices and is payable to Her Majesty’s Revenue and Customs, or HMRC. Similarly, VAT paid on purchase invoices is generally reclaimable from HMRC.

Comprehensive Loss

Comprehensive loss includes net loss as well as other changes in shareholders’ equity that result from transactions and economic events other than those with shareholders.

Net Loss per Share

The Company has reported losses since inception and has computed basic net loss per share attributable to ordinary shareholders by dividing net loss attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding for the period, without consideration for potentially dilutive securities. The Company computes diluted net loss per ordinary share after giving consideration to all potentially dilutive ordinary shares, including unvested Employee Shares and convertible preferred shares, outstanding during the period determined using the treasury-share and if-converted methods, except where the effect of including such securities would be antidilutive. Because the Company has reported net losses since inception, these potential ordinary shares have been anti-dilutive and basic and diluted loss per share were the same for all periods presented.

Recently Issued Accounting Pronouncements Not Yet Adopted

In February 2016, the FASB issued ASU No. 2016-02, (Topic 842) Leases (“ASU 2016-02”). ASU 2016-02 requires an entity to recognize assets and liabilities arising from a lease for both financing and operating leases. The ASU will also require new qualitative and quantitative disclosures to help investors and other financial statement users better understand the amount, timing and uncertainty of cash flows arising from leases. For public entities, ASU 2016-02 was effective for fiscal years beginning after December 15, 2018. As a result of the Company having elected the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act, ASU 2016-02 is effective for the Company for the year ended December 31, 2022, and all interim periods thereafter. Early adoption is permitted. In July 2018, the FASB issued ASU 2018-11 Leases – Targeted Improvements (“ASU 2018-11”), intended to ease the implementation of the new lease standard for financial statement preparers by, among other things, allowing for an additional transition method. In lieu of presenting transition requirements to comparative periods, as previously required, an entity may now elect to show a cumulative effect adjustment on the date of adoption without the requirement to recast prior period financial statements or disclosures presented in accordance with ASU 2016-02. The Company is currently evaluating the impact of adoption of this guidance on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”) and also issued subsequent amendments to the initial guidance, ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11, ASU 2020-02, and ASU 2020-03 (collectively, “Topic 326”), to introduce a new impairment model for recognizing credit losses on financial instruments based on an estimate of current expected credit losses. Topic 326 requires financial assets measured at amortized cost to be presented at the net amount expected to be collected. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amounts. An entity must use judgment in determining the relevant information and estimation methods that are appropriate in its circumstances. For non-public companies, Topic 326 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact of its pending adoption of Topic 326 on its consolidated financial statements. In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which is intended to simplify the accounting for income taxes. This update removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. The new standard will be effective beginning April 1, 2022. The Company does not expect the adoption of ASU 2019-12 to have a material impact on the Company’s consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40), which simplifies the accounting for convertible instruments by removing major separation models required under current guidance. ASU 2020-06 also removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception and simplifies the diluted earnings per share calculation in certain areas. ASU 2020-06 is effective for annual reporting periods beginning after December 15, 2021, including interim periods within those annual reporting periods, with early adoption permitted. The Company is currently evaluating the impact ASU 2020-06 will have on its financial statements and related disclosures, but does not expect its adoption to have a material impact.

In October 2020, the FASB issued ASU 2020-09, Debt (Topic 470) Amendments to SEC Paragraphs Pursuant to SEC Release No. 33-10762. This ASU amends and supersedes various SEC paragraphs to reflect SEC Release No. 33-10762, which includes amendments to the financial disclosure requirements applicable to registered debt offerings that include credit enhancements, such as subsidiary guarantees. The cumulative effect of initially applying ASU 2020-09 on January 4, 2021 will not have material impact to our consolidated financial statements.

3. Fair Value Measurements

The following table presents information about the Company’s financial instruments measured at fair value on a recurring basis and indicates the level of the fair value hierarchy utilized to determine such fair values as of December 31, 2020:

	Fair Value Measurements as of December 31, 2020 Using:
	Level 1	Level 2	Level 3	Total
Liabilities:
Convertible notes	$—	$—	$25,428	$25,428

Total	$—	$—	$25,428	$25,428

The determination of the fair value of the convertible notes is considered to be a level three estimate in the fair value hierarchy. Reasonable changes in the assumptions used in the valuation models, including the weighting between the scenarios utilized to value the convertible notes, could result in materially different values.

The Company did not have convertible notes as of January 31, 2020. The Company recorded losses of $0.4 million for changes in the fair value of the convertible notes in the consolidated statements of operations and comprehensive loss for the fiscal year ended December 31, 2020 within other income (expense), net.

4. Revenue Recognition

The following table summarizes the Company’s net revenue for the periods presented (in thousands):

	January 31, 2020	December 31, 2020
Sale of goods	$221	$33
Services	2,745	831

Net revenue	$2,966	$864

For the fiscal year ended January 31, 2020, the Company earned 100% of its revenue in the United States. For the fiscal year ended December 31, 2020, the Company earned 70% of its revenue in the US and 30% in the UK. Revenue by geography is based on the address of the ultimate customer utilizing the product or incurring the services. For the fiscal year ended January 31, 2020, one customer made up 100% of the Company’s revenue. For the fiscal year ended December 31, 2020, the Company had two customers that individually comprised of 70% and 30% of the Company’s revenue.

The following table provides information about accounts receivable, contract assets and deferred revenue between the dates indicated (in thousands):

	Balance as of February 1, 2019	Additions	Deductions	Balance as of January 31, 2020
Accounts receivable	$—	$591	$(526)	$65
Contract assets included in prepaid expenses and other current assets	$—	$83	$—	$83
Deferred revenue	$1,042	$1,250	$(2,292)	$—

	Balance as of February 1, 2020	Additions	Deductions	Balance as of December 31, 2020
Accounts receivable	$65	$308	$(350)	$23
Contract assets included in prepaid expenses and other current assets	$83	$300	$(383)	$—
Deferred revenue	$—	$256	$(256)	$—

Performance Obligations

The Company does not disclose the value of remaining performance obligations for (i) contracts with an original contract term of one year or less, (ii) contracts for which the Company recognizes revenue at the amount to which it has the right to invoice when that amount corresponds directly with the value of services performed, and (iii) variable consideration allocated entirely to a wholly unsatisfied performance obligation or to a wholly unsatisfied distinct service that forms part of a single performance obligation.

5. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	January 31, 2020	December 31, 2020
UK R&D tax credit	$7,284	$11,612
Prepaid clinical and research related expenses	1,594	2,901
Deferred initial public offering costs	—	1,637
Other current assets	819	1,651

	$9,697	$17,801

6. Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

	January 31, 2020	December 31, 2020
Laboratory equipment	$2,415	$3,954
Furniture and fixtures	750	1,097
Office equipment and computers	447	819
Machinery	152	—
Leasehold improvements	77	17
Construction in progress	—	999

	3,841	6,886
Less: accumulated depreciation	(822)	(1,800)

	$3,019	$5,086

Depreciation expense was $0.5 million for the fiscal year ended January 31, 2020 and $0.8 million for the fiscal year ended December 31, 2020.

7. Intangible Assets

In March 2018, the Company and Janssen Biotech, Inc. entered into an Asset Purchase Agreement to acquire ownership of patents and trademarks in relation to surgical devices and procedures designed to deliver therapies to the subretinal space. The patents and trademarks are being amortized over the estimated economic useful life of the main patent of the surgical device relates to. Under the terms of the Asset Purchase Agreement, a milestone payment of $1.5 million was due to Janssen Biotech, Inc. on the first non-academic trial where the instrumentation developed is used to deliver a drug, which is not a 510(k) trial (or foreign equivalent) intended to support the regulatory approval of the instrument. The Company made this payment in August 2019. Furthermore, under the terms of the agreement, earnout payments are due on product sales in percentages of mid-single to low double digits with a maximum of $14 million in payments. The Company paid $0.5 million in earn out payments which were recognized in research and development expense during the fiscal year ended December 31, 2020.

At January 31, 2020 and December 31, 2020, the gross book value and accumulated amortization of intangible assets were as follows (in thousands):

	As of January 31, 2020			As of December 31, 2020
	Gross Book Value	Accumulated Amortization	Net Book Value	Gross Book Value	Accumulated Amortization	Net Book Value
Patents and trademark	$4,251	$(425)	$3,826	$4,388	$(841)	$3,547

Total	$4,251	$(425)	$3,826	$4,388	$(841)	$3,547

Amortization expense for the fiscal year ended January 31, 2020 was $0.4 million and $0.4 million for the fiscal year ended December 31, 2020.

The Company did not recognize any intangible asset impairment losses in the fiscal year ended January 31, 2020 and the fiscal year ended December 31, 2020.

Based on amounts recorded at December 31, 2020, the Company estimates intangible asset amortization expense in each of the years December 31 as follows (in thousands):

Fiscal Year Ended December 31,
2021	$439
2022	439
2023	439
2024	439
2025	439
Thereafter	1,352

Total amortization expense	$3,547

8. Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consisted of the following (in thousands):

	January 31, 2020	December 31, 2020
Compensation and benefits	$3,483	$6,277
Research and development expenses	1,447	5,531
Legal and professional fees	243	2,642
Other taxes	233	359
Other liabilities	93	1,449

	$5,499	$16,258

9. Convertible Notes

In November 2020, the Company entered into the Loan Note Subscription Agreement with Syncona Portfolio and Cambridge Innovation Capital (“CIC”) (the “Loan Note Subscription Agreement”), which provides for the issuance and sale by the Company of up to $40.0 million in nominal amount of unsecured convertible loan notes (the “2020 Notes”) at a subscription price of $1.00 for each $1.00 nominal value of loan notes.

On November 26, 2020, pursuant to the Loan Note Subscription Agreement, Syncona Portfolio agreed to subscribe for an aggregate nominal amount of $23.1 million and up to an additional $13.9 million; CIC agreed to subscribe for an aggregate nominal amount of $1.9 million and up to an additional $1.1 million. The 2020 Notes accrue interest daily at a rate of 8% per year. The 2020 Notes have a maturity date of 364 days from issuance.

The holders of the 2020 Notes have the following rights:

Automatic conversion feature

Upon the occurrence of a triggering event (asset sales, stock sales or financing), the principal and all accrued interest on the 2020 Notes will automatically convert to ordinary shares at an amount equal to 80% of the share price paid by the investors in the financing. A Financing means the sale of equity securities of any kind after the issuance of the 2020 Notes for which the Company has received an aggregate cash subscription amount of $60 million or greater from individuals who are not related parties.

Redemption features

In the event of early payment or insolvency the 2020 Notes are required to be redeemed with an additional 25% of the principal amount and in an event of change in control the 2020 Notes are redeemed with an additional 100% the principal amount.

10. Shareholders’ Equity

Ordinary Shares

As of January 31, 2020 and December 31, 2020, pursuant to the Articles of Association, the directors of the Company were generally and unconditionally authorized to allot ordinary shares each of B ordinary shares, C ordinary shares, D ordinary shares and E ordinary shares with a par value of £0.00001 per share.

The Company has the following number of ordinary shares issued and outstanding as of:

	January 31, 2020	December 31, 2020
Class B	1,750,000	1,750,000
Class C	669,935	641,596
Class D	641,151	607,772
Class E	3,945,172	6,445,669
Deferred Shares	889,846	1,040,946

	7,896,104	10,485,983

Each holder of B ordinary shares is entitled to one vote per B ordinary share and, subject to consent of Syncona Portfolio, to receive dividends determined by the board of directors of the Company with consent of the directors nominated by Syncona Portfolio, provided that the preferred shares and the B ordinary shares shall, subject to the Articles of Association, rank equally in all respects for the purpose of any dividend that is declared or paid. All other classes of ordinary shares are entitled to dividends, but do not have voting rights and have a liquidation preference that is junior to B ordinary shares. As of January 31, 2020 and December 31, 2020, the Company has not declared any dividends.

Deferred shares

Deferred shares are a unit of equity in the Company relating to legally outstanding but not fully vested incentive shares awarded to employees that have left the Company.

Deferred shares can be repurchased at any time by the Company for £1.00 for all the deferred shares registered in the name of any holder. Deferred shares have no voting rights attached to them. As of January 31, 2020 and December 31, 2020, the Company had 889,846 shares and 1,040,946 shares respectively, that were converted from unvested incentive shares to deferred shares but that had not been repurchased by the Company.

Preferred Shares

As of January 31, 2020 and December 31, 2020, the Company had authorized 100,000,000 of Series A preferred shares and 35,974,285 Series B preferred shares.

In February 2019, the Company amended and replaced the September 2017 Subscriptions and Shareholder’s Agreement with the February 2019 Subscriptions and Shareholder’s Agreement (“February 2019 Agreement”), which outlined revised milestone events and issuances of the Series A preferred shares upon the achievement of those milestone and issued additional shares to Syncona pursuant to the Share Purchase Agreement of Orbit. The Company issued 5,333,367 Series A preferred shares of £0.00001 par value each at a purchase price of $1.31 or £1.00 per share. Of the 5,333,367 shares issued, 5,000,000 were issued to Syncona and 333,367 to CIC. The Company also issued 8,875,000 Series A preferred shares of £0.00001 par value each in connection with the assignment of the note receivable. Refer to Note 1 for further details.

In June 2019, Company issued 5,439,966 Series A preferred shares of £0.00001 par value each at a purchase price of $1.27 or £1.00 per share. 5,100,000 of these shares were issued to Syncona, and the remaining 339,966 were issued to CIC.

In August 2019, the Company entered into a Subscription and Shareholders Agreement (the “Series B Agreement”) which outlined Series B preferred shares issuances, divided into three tranches, issuable upon the achievement of certain research and development milestones to investors and founders of the Company. The majority of the Series B preferred shares issued from 2019 through January 31, 2020 were issued to the Company’s primary investor, Syncona, in addition, CIC was granted subscription rights to optionally participate in all three tranche closings of the Series B preferred shares.

In August 2019, the Company issued 16,488,215 shares of Series B each at a purchase price of $1.70 or £1.40 per share. Of the 16,488,215 shares issued, 15,714,286 were issued to Syncona and 773,929 to CIC.

In February 2020, the Company issued 12,740,892 Series B preferred shares of £0.00001 par value each at a purchase price of $1.79 or £1.40 per share. Of the 12,740,892 shares issued, 12,142,857 were issued to Syncona Portfolio and 598,035 to CIC.

In September 2020, the Company issued 6,745,178 Series B preferred shares of £0.00001 par value each at a purchase price of $1.88 or £1.40 per share. Of the 6,745,178 shares issued, 6,428,571 were issued to Syncona Portfolio and 316,607 to CIC.

Conversion

Each Preferred Share is convertible into an equivalent number of B ordinary shares, at any time, at the option of the holder.

Dividends

Subject to consent of Syncona Portfolio, dividends may be paid to the holders of Preferred Shares by the board of directors of the Company with consent of the directors nominated by Syncona Portfolio, provided that the Preferred Shares and the B ordinary shares shall, subject to the Articles of Association, rank equally in all respects for the purpose of any dividend that is declared or paid. Through January 31, 2020 and December 31, 2020, no dividends have been declared or paid.

Voting rights

The holders of the Preferred Shares are entitled to vote, together with the holders of B ordinary shares, at all general meetings of the Company and to receive and vote on proposed written resolutions of the Company. The Preferred Shares shall carry the right to one vote per Preferred Share held.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, each holder of the then-outstanding Preferred Shares will be entitled to an amount equal to the Subscription price of each Preferred Share held, after first paying the holders of deferred shares if any a total of £1.00 for the entire class of deferred shares. Any remaining surplus after liquidation preference to the deferred shares and holders of the Preferred Shares would then be distributed to the holders of ordinary shares pro rata (as if the Preferred Shares and ordinary shares constituted one and the same class) amount of what is held.

If upon any such liquidation, dissolution, or winding-up, the assets available for distribution to shareholders are insufficient to pay the holders of the Preferred Shares the full amounts to which they are entitled, the holders of Preferred Shares shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the Preferred Shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. After the payment of all preferential amounts to the holders of Preferred Shares, the remaining assets of the Company available for distribution to its shareholders shall be distributed among the holders of Preferred Shares and ordinary shares, pro rata based on the number of shares held by each such holder.

11. Share-Based Compensation

In December 2019, the Company adopted and the board of directors approved the 2019 Equity Incentive Plan (the “Plan”) for the issuance of share options to the Company’s key directors, officers, employees and consultants, as a means to secure the benefits arising from capital share ownership. The purposes of the Plan are to promote the long term financial interests and growth by attracting, retaining and motivating participants by means of growth-related equity incentives to achieve long term goals and to align the interests of the participants under the Plan with those of the shareholders of the Company through opportunities for share-ownership in the Company. The Plan provides for the granting of incentive share options (“ISOs”), non-qualified options, Share Appreciation Rights, Restricted Shares (“Employee Shares”) and Restricted Share Units.

The Plan is administered by the Board and each option shall be set forth in writing in an option agreement, duly executed by the Company and, to the extent required by law or requested by the Company, by the participant. The exercise prices, vesting and other restrictions are determined by the Board, except that the exercise price per share be at least equal to the lesser of the fair market value (“FMV”) per share of ordinary share on the date of the option grant or £0.00001. The Plan authorizes up to 7,375,899 shares of the Company’s ordinary shares to be issued, known as the shares reserved for issuance. Shares reserved for issuance that are cancelled or terminated without having been exercised will again be available for issuance under the plan.

Share Option Valuation

The following table presents, on a weighted-average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of share options granted to the Company’s employees and directors:

	Fiscal Year Ended January 31, 2020	Fiscal Year Ended December 31, 2020
Weighted average risk-free interest rate	1.60%	0.41%
Expected term (in years)	6.08	6.08
Expected volatility	75.74%	83.89%
Expected dividend yield	0.00%	0.00%

Employee Share Options

The Company measures all share-based awards using the fair value on the date of grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. The Company has granted Employee Share Options and record expenses for these awards using the straight-line method. A summary of the changes in the Company’s Employee Share Options are as follows:

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding as of January 31, 2020	1,704,501	$0.38	9.85	$—
Granted	3,739,241	$0.45
Exercised	—	$—
Cancelled or forfeited	(73,547)	$0.38

Outstanding as of December 31, 2020	5,370,195	$0.46	9.39	$2,569,846
Options exercisable as of December 31, 2020	543,429	$0.40	8.93	$279,522
Options unvested as of December 31, 2020	4,826,766	$0.47	9.44	$2,290,324

The weighted average grant-date fair value per share of share options granted during the fiscal years ended January 31, 2020 and December 31, 2020 was $0.25 and $0.29 respectively. There were no options exercised during the fiscal years ended January 31, 2020 and December 31, 2020 respectively.

Employee Shares

The Company has granted Employee Shares classified as C, D and E ordinary shares. The Company typically grants incentive shares which vest over a four or five-year service period, with 20% or 25% of the award (as the case may be) vesting on the first anniversary of the vesting commencement date, with the balance generally vesting periodically over the remaining three or four years, unless the awards contain specific performance vesting provisions.

The Company granted 100,125 Employee Shares to four members of management, which are subject to performance-based vesting conditions that were met during the period. Compensation expense for the awards was recorded once the performance-based criteria have been deemed probable of occurrence, which is determined to be when the underlying milestones are met.

Unvested Employee Shares are forfeited upon termination of employment and are converted into deferred shares, with a repurchase right for a nominal amount in favor of the Company. As of January 31, 2020 and December 31, 2020, the Company had not repurchased any shares.

The Company measures all share-based awards using the fair value on the date of grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. The Company has granted Employee Shares to employees and non-employees with both performance and service-based conditions and record expense for these awards using the straight-line method.

A summary of the changes in the Company’s unvested ordinary shares during the fiscal year ended December 31, 2020 is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Unvested balance as of January 31, 2020	3,597,455	$0.24
Granted	2,589,879	$0.50
Vested	(2,235,211)	$0.25
Forfeited	(151,100)	$0.32

Unvested balance as of December 31, 2020	3,801,023	$0.40

Share-based compensation expense recorded as research and development and general and administrative expenses is as follows (in thousands):

	Fiscal Year Ended January 31, 2020	Fiscal Year Ended December 31, 2020
Research and development	$183	$252
General and administrative	417	510

Total share-based compensation expense	$600	$762

As of January 31, 2020, there was $1.1 million of unrecognized compensation cost of which $0.3 million related to Employee Share Options and $0.8 million related to Employee Shares at January 31, 2020. The compensation costs are to be recognized over weighted-average periods of 3.6 years for the Employee Share Options and 2.7 years for the Employee Shares as of January 31, 2020.

As of December 31, 2020, there was $2.6 million of unrecognized compensation cost of which $1.2 million related to Employee Share Options and $1.4 million related to Employee Shares at December 31, 2020. The compensation costs are to be recognized over weighted-average of 3.1 years for the Employee Share Options and 2.6 years for the Employee Shares as of December 31, 2020.

12. Income Taxes

Income (loss) before provision for income taxes consisted of the following (in thousands):

	Fiscal Year Ended January 31, 2020	Fiscal Year Ended December 31, 2020
Foreign (US)	$785	$835
Domestic	(34,603)	(54,271)

Loss before provision for income taxes	$(33,818)	$(53,436)

The components of the provision for income taxes are as follows (in thousands):

	Fiscal Year Ended January 31, 2020	Fiscal Year Ended December 31, 2020
Current expense (benefit):
Foreign (US)	$15	$43
Domestic	—	—

Total current expense (benefit):	$15	$43

Deferred expense (benefit):
Foreign (US)	$(298)	$(307)
Domestic	—	—

Total deferred expense (benefit):	$(298)	$(307)

Total income tax expense (benefit):	$(283)	$(264)

A reconciliation of the Company’s statutory income tax rate to the Company’s effective income tax rate is as follows:

	Fiscal Year Ended January 31, 2020	Fiscal Year Ended December 31, 2020
Benefit for income taxes at the statutory rate	19.00%	19.00%
State taxes, net of federal benefit	(0.00)	0.00
Permanent differences	0.13	0.09
Tax credits	(5.14)	(7.06)
Foreign rate differential	(0.05)	(0.03)
Valuation allowance	(13.10)	(11.48)
Other	0.00	(0.03)

	0.84%	0.49%

The net deferred income tax asset balance related to the following (in thousands):

	January 31, 2020	December 31, 2020
Deferred tax assets
Net operating loss carryforwards	$8,330	$15,271
Tax credits	325	545
Other	187	382

Total deferred tax assets	$8,842	$16,198

Valuation allowance	(8,175)	(14,953)

Net deferred tax assets (liability)	$667	$1,245

Deferred tax liabilities
Depreciation and amortization	(369)	(640)

Net deferred tax assets (liability)	$298	$605

As of January 31, 2020 and December 31, 2020, the Company had UK net operating loss carryforwards of approximately $43.8 million and $80.4 million, respectively, that can be carried forward indefinitely.

Future realization of the tax benefits of existing temporary differences and net operating loss carryforwards ultimately depends on the existence of sufficient taxable income within the carryforward period. As of January 31, 2020 and December 31, 2020, the Company performed an evaluation to determine whether a valuation allowance was needed. The Company considered all available evidence, both positive and negative, which included the results of operations for the current and preceding years. The Company determined that it was not possible to reasonably quantify future taxable income and determined that it is more likely than not that all of the deferred tax assets will not be realized. Accordingly, the Company maintained a full valuation allowance against its net UK deferred tax assets as of January 31, 2020 and December 31, 2020.

The Company applies the authoritative guidance on accounting for and disclosure of uncertainty in tax positions, which requires the Company to determine whether a tax position of the Company is more likely than not to be sustained upon examination, including resolution of any related appeals of litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than fifty percent likelihood of being realized upon the ultimate settlement with the relevant taxing authority. There were no material uncertain tax positions as of January 31, 2020 and December 31, 2020.

The Company will recognize interest and penalties related to uncertain tax positions in income tax expense when in a taxable income position. As of January 31, 2020 and December 31, 2020, the Company had no accrued interest or penalties related to uncertain tax positions and no amounts have been recognized in the Company’s statement of operations.

The Company and its subsidiaries file income tax returns in the United Kingdom and United States. To the extent the Company has tax attribute carryforwards, the tax years in which the attribute was generated may still be adjusted upon examination by the domestic or foreign tax authorities, if such tax attributes are utilized in a future period.

13. Net Loss Per Share

Basic and diluted net loss per share attributable to ordinary shareholders was calculated as follows (in thousands, except share and per share amounts):

	Fiscal Year Ended January 31, 2020	Fiscal Year Ended December 31, 2020
Numerator:
Net loss	$(33,535)	$(53,172)

Net loss attributable to ordinary shareholders - basic and diluted	$(33,535)	$(53,172)

Denominator:
Weighted-average number of ordinary shares used in net loss per share - basic and diluted	2,602,516	4,767,392

Net loss per share - basic and diluted	$(12.89)	$(11.15)

The Company reported a net loss in all periods and therefore did not allocate any losses to the preferred shares, which represent participating securities. The Company’s potentially dilutive securities, which include unvested Employee Shares, Employee Share Options, Deferred Shares and Preferred Shares, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of ordinary shares outstanding used to calculate both basic and diluted net loss per share attributable to ordinary shareholders is the same. The following potentially dilutive securities have been excluded from the calculation of diluted net loss per share due to their anti-dilutive effect:

	January 31, 2020	December 31, 2020
Series A Preferred Shares	35,648,332	35,648,332
Series B Preferred Shares	16,488,215	35,974,285
Share options	1,704,501	5,370,195
Unvested Employee Shares	3,597,455	3,801,023
Deferred Shares	889,846	1,040,946

Total	58,328,349	81,834,781

The Company also had convertible notes outstanding for the fiscal year ended December 31, 2020 which could obligate the Company to issue shares of common stock upon the occurrence of various future events at prices and in amounts that are not determinable until the occurrence of those future events. Because the necessary conditions for the conversion of these instruments had not been satisfied during the fiscal year ended December 31, 2020, the Company has excluded these instruments from the table above and the calculation of diluted net loss per share. See Note 9, “Convertible Notes,” for additional details.

14. Employee Benefit Plans

In the United Kingdom, the Company makes contributions into salary sacrifice pensions on behalf of its employees. The Company paid $0.3 million in contributions in the fiscal year ended January 31, 2020 and $0.6 million in the fiscal year ended December 31, 2020.

In the United States, the Company established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all U.S. employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. The Company paid $0.1 million in contributions in the fiscal year ended January 31, 2020 and $0.2 million in the fiscal year ended December 31, 2020.

15. License Agreements

Syncona License Agreement

In May 2016, the Company entered into an exclusive patent license agreement with Syncona Management LLP (“Syncona Management”), which Syncona Management assigned to Syncona IP Holdco Limited (“Syncona IP”) in December 2016, and which the Company and Syncona IP amended and restated in October 2019 and amended in April 2020. The Company refers to such agreement, as assigned and amended, as the Syncona License Agreement. Pursuant to the Syncona License Agreement, Syncona IP grants the Company an exclusive, worldwide license under certain patents and patent applications relating to gene therapy to exploit such patents and patent applications in any field.

Upon execution of the Syncona License Agreement, the Company granted Syncona LLP, an affiliate of Syncona Management, 750,000 of our ordinary B shares and Syncona LLP paid the par value for the shares at £0.00001 per share. The Company is responsible for all patent prosecution and maintenance costs incurred in connection with the licensed patents and patent applications. The Company is required to pay Syncona IP a high single-digit percentage royalty, subject to certain customary reductions, on net sales, whether by the Company or the sublicensees, of products covered by a valid claim of a licensed patent. The royalty obligations continue on a country-by-country and product-by-product basis until the expiration of the last valid claim included in the licensed patents covering such product in such country. However, the Company is not required to pay Syncona IP any royalty on any rAAV Complement Factor I product that is delivered by peripheral vein infusion, direct administration to the liver via hepatic vessels, or via intraparenchymal administration direct to the liver, in each case where gene or complement Factor I expression is primarily in the liver.

Under the Syncona License Agreement, the Company is required to use commercially reasonable endeavors to develop a therapeutic product to deliver complement factors via subretinal injection of rAAV. Unless terminated earlier, the Syncona License Agreement continues until the date on which all licensed patents have expired or been revoked. Either party may terminate the Syncona License Agreement if the other party is in material breach, subject to a cure period, or is subject to insolvency. Upon expiration, the licenses granted to us under the Syncona License Agreement will become fully paid-up, perpetual and irrevocable. Upon termination, the licenses granted to the Company under the Syncona License Agreement will terminate, except in the case of Syncona IP’s termination for the material breach where the Company has the right to continue to sell and use any unused inventory of products covered by the licensed patents. Upon termination, at Syncona IP’s request, the Company is required to negotiate in good faith the terms of an agreement to enable Syncona IP to arrange for the further exploitation of the technology embodied in the licensed patents and patent applications and products covered by such licensed patents and patent applications, as they exist as of the date of termination.

Cambridge License Agreement

In May 2016, the Company entered into an exclusive patent and non-exclusive know-how license agreement with Cambridge Enterprise Limited (“CE”), which is referred to as the Cambridge License Agreement, pursuant to which CE grants an exclusive, worldwide license under certain patents and patent applications relating to treatment of complement-mediated disorders to exploit such patents and patent applications in any field. CE additionally grants an exclusive, worldwide license to use certain know-how that relates to the use of complement factor C3 for diagnostic purposes and a non-exclusive, worldwide license to use certain other know-how to develop, manufacture and commercialize products in any field. The licenses are subject to certain non-commercial, academic rights retained by the Chancellor, Masters and Scholars of the University of Cambridge and Sydney Children’s Hospitals Network.

Upon execution of the Cambridge License Agreement, the Company granted CE one million of ordinary B shares and CE paid the par value for the shares at £0.00001 per share. The Company additionally was required to reimburse CE for patent prosecution costs incurred prior to execution and are responsible for all patent prosecution and maintenance costs incurred in connection with the licensed patents and patent applications. The

Company is required to pay CE a single-digit percentage royalty, subject to certain customary reductions, on net sales, whether by the Company or the sublicensees, of products covered by a valid claim of a licensed patent. The royalty obligations to CE further extend to products covered by valid claims of a certain patent filed by Syncona relating to systematic rAAV Complement Factor I products that are delivered by peripheral vein infusion. The royalty obligations continue on a country-by-country and product-by-product basis until the expiration of the last valid claim included in the licensed patents covering such product in such country. The Company is additionally required to pay CE up to a six digit figure in development and regulatory milestone payments in the aggregate.

Under the Cambridge License Agreement, the Company is required to use commercially reasonable endeavors to develop a Complement Factor I therapy. Unless terminated earlier, the Cambridge License Agreement continues until the later of the date on which all licensed patents have expired or been revoked and the tenth anniversary of the first commercial sale of a licensed product. CE may terminate the Cambridge License Agreement if the Company fails to comply with the development obligations, subject to a cure period. Either party may terminate the Cambridge License Agreement if the other party is in material breach, subject to a cure period, or is subject to insolvency. Upon expiration, the licenses granted under the Cambridge License Agreement will become fully paid-up, perpetual and irrevocable. Upon termination, the licenses granted under the Cambridge License Agreement will terminate, except in the case of CE’s termination for the material breach where the Company has the right to continue to sell and use any unused inventory of products covered by the licensed patents or know-how. Upon termination, at CE’s request, the Company is required to negotiate in good faith the terms of an agreement to enable CE to arrange for the further exploitation of the technology embodied in the licensed patents, patent applications and know-how and products covered by such licensed patents, patent applications and know-how, as they exist as of the date of termination.

Freeline License Agreement

In April 2020, the Company entered into an exclusive patent and know-how license agreement with Freeline Therapeutics Limited, or “Freeline”, an affiliate company under common control by Syncona. Under the terms of this agreement, Freeline granted the Company a non-exclusive license to certain know-how, and the Company granted Freeline an exclusive license under certain patent rights to develop and commercialize liver-directed rAAV gene therapies expressing an immune-modifying protein and a non-exclusive license to certain know-how. Freeline was required to pay the Company an upfront payment of $0.3 million and may be required to make up to $7.1 million in development and regulatory milestone payments, and a mid-single-digit percentage on net sales of licensed products on a product-by-product and country-by-country basis, until the expiration of the last valid licensed patent claim covering such product in such country.

16. Commitments and Contingencies

Legal Proceedings

From time to time, the Company may be a party to litigation or subject to claims incident to the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, the Company currently believes that the final outcome of these ordinary course matters will not have a material adverse effect on its business. Regardless of the outcome, litigation can have an adverse impact on the Company because of defense and settlement costs, diversion of management resources and other factors. The Company does not believe there are any pending legal proceedings that will have a material impact on the Company’s consolidated balance sheet or consolidated statement of income and did not have contingency reserves established for any liabilities as of January 31, 2020 and December 31, 2020.

On June 11, 2020, ISCI Holdings, Inc., or ISCI, filed a complaint against the Company and its subsidiary Orbit in the United States District Court for the Eastern District of Pennsylvania, alleging that the Company and Orbit misappropriated trade secrets relating to ISCI’s iTrack 275 surgical device and other allegedly related devices. ISCI additionally alleges claims for tortious interference with ISCI’s contractual relationship with Janssen

Biotech, Inc., conversion and unjust enrichment. According to the complaint, ISCI’s allegations are based on the Company and Orbit’s acquisition and use of certain intellectual property and other property assigned or licensed to Orbit under the Janssen Agreement. Specifically, ISCI alleges that Janssen and ISCI historically collaborated on the development of the iTrack 275 device and, upon termination of such collaboration, all intellectual property and other property, including certain intellectual property purported to be assigned or licensed to Orbit under the Janssen Agreement, reverted or was granted to ISCI. ISCI filed an amended complaint on November 2, 2020. On January 4, 2021, we and Orbit responded to the amended complaint with a motion to dismiss or stay in favor of arbitration, pursuant to the Janssen Agreement, and a motion to dismiss, in the alternative, for failure to state a plausible claim for relief. ISCI responded on January 19, 2021 and the Company replied on January 26, 2021. ISCI also moved for leave to file a sur-reply about the motion to compel arbitration on February 1, 2021, and the Company responded on February 4, 2021. Oral argument for our motion to dismiss and motion to compel arbitration was held on March 25, 2021. The Company currently believes that the claims are without merit and intends to litigate the matter vigorously. The Company is unable to estimate what, if any, liability may result from this litigation.

Lease Agreements

As of December 31, 2020, the Company’s corporate headquarters is located in Stevenage, United Kingdom. The Company has entered into multiple leases within the same building all of which will expire in September 2021.

As of December 31, 2020, the Company was leasing office space in London, UK, San Francisco, CA, and Upper Merion, PA. The leases are set to expire in June 2022, February 2023, and December 2027, respectively.

On July 7, 2020, the Company entered into an agreement to lease office space in London. The lease commenced in July 2020 based on the Company’s access to the space and will continue for twelve years, set to expire in January 2033 with an option to terminate after six years without penalty. The Company is not reasonably certain to extend the lease beyond the initial six-year term. The annual minimum payments will be approximately $2.0 million per year over the term of the lease.

The Company recorded rent expense totaling approximately $0.6 million for the fiscal year ended January 31, 2020 and $1.5 million for the fiscal year ended December 31, 2020.

Future minimum lease payments as of December 31, 2020 are as follows (in thousands):

Fiscal Year Ended December 31,
2021	$2,251
2022	2,634
2023	2,417
2024	2,392
2025	2,401
Thereafter	2,426

Total Minimum Lease Payments	$14,521

Indemnification Agreements

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and provide for general indemnification. The Company’s exposure under these agreements is unknown because it involves claims that may be made against the Company in the future. To date, the Company has not paid any claims or been required to defend any action related to its indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations.

In accordance with its Articles of Association, the Company has indemnification obligations to its officers and directors for certain events or occurrences, subject to certain limits, while they are serving at the Company’s request in such capacity. There have been no claims to date, and the Company has director and officer insurance that may enable it to recover a portion of any amounts paid for future potential claims.

17. Related Party Transactions

The Company analyzed its transactions with related parties for the fiscal year ended January 31, 2020 and December 31, 2020, and determined it had the following material transactions that have not been described elsewhere in the consolidated financial statements.

Syncona

The Company was charged director’s fees and expenses from Syncona Partners LLP, Syncona and their affiliates, from time to time. The Company recorded fees within general and administrative expenses of approximately $0.1 million for the fiscal year ended January 31, 2020 and $0.1 million for the fiscal year ended December 31, 2020.

As discussed in Note 1, the Company acquired Orbit from a related party.

Freeline Therapeutics

The Company charged Freeline Therapeutics Limited, a company controlled by Syncona, for staffing and recharge expenses. The Company recorded fees of approximately $0.1 million for the fiscal year ended January 31, 2020. The Company recorded revenue of approximately $0.3 million for the fiscal year ended December 31, 2020 for the license of a patent.

18. Subsequent Events

The Company has completed an evaluation of all subsequent events through April 1, 2021, the date on which these financial statements were issued, to ensure that these financial statements include appropriate disclosure of events recognized in these financial statements as of December 31, 2020, and events which occurred subsequently but were not recognized in these financial statements. The Company has concluded that no subsequent event has occurred that requires disclosure except as disclosed below.

a)

In January 2021, the Company entered into an exclusive patent license agreement with Purespring Therapeutics Limited, or Purespring, an affiliate company under common control by Syncona. Under the terms of this agreement, the Company grants Purespring an exclusive license under certain patent rights to develop and commercialize renal-directed rAAV gene therapies expressing an immune-modifying protein. Purespring was required to pay the Company an upfront payment of $0.3 million and may be required to make up to $9.7 million in development and regulatory milestone payments, and pay the Company a mid-single-digit percentage royalty on net sales of licensed products on a product-by-product and country-by-country basis, until the expiration of the last valid licensed patent claim covering such product in such country.

b)

On February 18, 2021 and March 19, 2021 under the Loan Note Subscription Agreement, the Company issued $6.0 and $9.0 million of convertible notes respectively, with existing investors, representing related party transactions.

c)

On March 29, 2021, the Company entered into a subscription agreement, pursuant to which the Company issued 67,065,214 of Series C preferred shares to investors for a total of approximately $148.0 million (before deducting offering expenses of $1.4 million) of cash and conversion of outstanding aggregate convertible loan notes, which the Company refer to as the Series C Financing. Upon the closing of the Series C Financing, the Company converted $16.0 million aggregate principal amount of the 2020 notes at a per share conversion price of $2.30 and $25.0 million aggregate principal amount of the 2020 notes at a per share conversion price of $1.84, representing a 20% discount to the per share purchase price, to series C preferred shares.

d)

On March 26, 2021, the Company amended and restated the Syncona License Agreement. The Company is required to pay Syncona IP a sub-teen percentage of all royalty payments received by the Company from sublicensees of the intellectual property licensed to the Company from Syncona IP in the ocular field and all net payments received by the Company as consideration for the sublicenses of the intellectual property licensed to the Company from Syncona IP granted to Freeline and Purespring. All payment received by the Company up to the amended date will not be remitted back to Syncona IP as they do not relate to royalty or milestones.

Through and including                 , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

American Depositary Shares

Gyroscope Therapeutics Holdings plc

Representing                  Ordinary Shares

PRELIMINARY PROSPECTUS

Morgan Stanley        Goldman Sachs & Co. LLC        Citigroup

, 2021

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6.	Indemnification of Directors and Officers

Subject to the UK Companies Act 2006, members of the registrant’s board of directors and its officers (excluding auditors) have the benefit of the following indemnification provisions in the registrant’s articles of association:

Current and former members of the registrant’s board of directors or officers shall be reimbursed for:

(i)

all costs, charges, losses, expenses and liabilities sustained or incurred in relation to his or her actual or purported execution of his or her duties in relation to the registrant, including any liability incurred in defending any criminal or civil proceedings; and

(ii)

expenses incurred or to be incurred in defending any criminal or civil proceedings, in an investigation by a regulatory authority or against a proposed action to be taken by a regulatory authority, or in connection with any application for relief under the statutes of the United Kingdom and any other statutes that concern and affect the registrant as a company, or collectively the Statutes, arising in relation to the registrant or an associated company, by virtue of the actual or purposed execution of the duties of his or her office or the exercise of his or her powers.

In the case of current or former members of the registrant’s board of directors, there shall be no entitlement to reimbursement as referred to above for (i) any liability incurred to the registrant or any associated company, (ii) the payment of a fine imposed in any criminal proceeding or a penalty imposed by a regulatory authority for non-compliance with any requirement of a regulatory nature, (iii) the defense of any criminal proceeding if the member of the registrant’s board of directors is convicted, (iv) the defense of any civil proceeding brought by the registrant or an associated company in which judgment is given against the director, and (v) any application for relief under the Statutes in which the court refuses to grant relief to the director.

In addition, members of the registrant’s board of directors and its officers who have received payment from the registrant under these indemnification provisions must repay the amount they received in accordance with the Statutes or in any other circumstances that the registrant may prescribe or where the registrant has reserved the right to require repayment.

The underwriting agreement the registrant will enter into in connection with the offering of ordinary shares being registered hereby provides that the underwriters will indemnify, under certain conditions, the registrant’s board of directors and its officers against certain liabilities arising in connection with this offering.

Item 7.	Recent Sales of Unregistered Securities

Issuances of Share Capital

The following list sets forth information regarding all unregistered securities sold by us or Gyroscope Therapeutics Limited since January 1, 2018, through the date of the prospectus that forms a part of this registration statement. In December 2020, Gyroscope Therapeutics Holdings Limited was incorporated in England and Wales with nominal assets and liabilities for the purpose of consummating a corporate reorganization by which it acquired the outstanding share capital of Gyroscope Therapeutics Limited. Following the share exchange by which the outstanding shares of Gyroscope Therapeutics Limited will be exchanged for the same number and class of newly issued ordinary shares of Gyroscope Therapeutics Holdings Limited, our ordinary shares will be redesignated as ordinary shares with a nominal value of £0.00001 per share. All share and per share information presented in this “Issuances of Share Capital” section do not reflect our planned corporate reorganization.

Set forth below is information regarding all securities issued by Gyroscope Therapeutics Limited without registration under the Securities Act since February 1, 2018.

On March 21, 2018, Gyroscope Therapeutics Limited issued:

•	3,187,500 series A preferred shares to Syncona Portfolio Limited for aggregate consideration of £3,187,500.

•	212,500 series A preferred shares to The Chancellor, Masters and Scholars of the University of Cambridge for aggregate consideration of £212,500.

On November 12, 2018, Gyroscope Therapeutics Limited issued:

•	4,000,000 series A preferred shares to Syncona Portfolio Limited for aggregate consideration of £4,000,000.

•	266,667 series A preferred shares to The Chancellor, Masters and Scholars of the University of Cambridge for aggregate consideration of £266,667.

On February 4, 2019, Gyroscope Therapeutics Limited issued:

•	13,875,000 series A preferred shares to Syncona Portfolio Limited for aggregate consideration of £13,875,000.

•	333,367 series A preferred shares to Cambridge Innovation Capital (Jersey) Limited for aggregate consideration of £333,367.

On June 14, 2019, Gyroscope Therapeutics Limited issued:

•	5,100,000 series A preferred shares to Syncona Portfolio Limited for aggregate consideration of £5,100,000.

•	339,966 series A preferred shares to Cambridge Innovation Capital (Jersey) Limited for aggregate consideration of £339,966.

On August 30, 2019, Gyroscope Therapeutics Limited issued:

•	15,714,286 series B preferred shares to Syncona Portfolio Limited for aggregate consideration of £22,000,000.

•	773,929 series B preferred shares to Cambridge Innovation Capital (Jersey) Limited for aggregate consideration of £1,083,501.

On February 28, 2020, Gyroscope Therapeutics Limited issued:

•	12,142,857 series B preferred shares to Syncona Portfolio Limited for aggregate consideration of £17,000,000.

•	598,035 series B preferred shares to Cambridge Innovation Capital (Jersey) Limited for aggregate consideration of £837,249.

On September 20, 2020, Gyroscope Therapeutics Limited issued:

•	6,428,571 series B preferred shares to Syncona Portfolio Limited for aggregate consideration of £8,999,999.40.

•	316,607 series B preferred shares to Cambridge Innovation Capital (Jersey) Limited for aggregate consideration of £443,249.80.

On March 29, 2021, Gyroscope Therapeutics Limited issued:

•	2,315,217 series C preferred shares to Syncona Portfolio Limited for aggregate consideration of $5,324,999.10.

•	18,600,542 series C preferred shares to Syncona Portfolio Limited upon conversion of $37.0 million outstanding aggregate convertible loan notes issued to Syncona Portfolio Limited.

•

1,508,151 series C preferred shares to Cambridge Innovation Capital (Jersey) Limited upon conversion of $3.0 million outstanding aggregate convertible loan notes issued to Cambridge Innovation Capital (Jersey) Limited.

•	an aggregate of 44,641,304 series C preferred shares to 14 other accredited investors for aggregate consideration of $102,674,999.20.

Share Grants

Since January 1, 2018 through the date of the prospectus that forms a part of this registration statement, we and Gyroscope Therapeutics Limited have granted shares to employees, directors, consultants and service providers covering an aggregate of 7,321,799 ordinary shares with a nominal value of £0.00001 per share.

Since January 1, 2018 through the date of the prospectus that forms a part of this registration statement, we and Gyroscope Therapeutics Limited have granted 5,443,742 options to purchase ordinary shares to employees, directors, consultants and service providers, of which 87,576 were subsequently cancelled, having exercise prices of either $0.38 or $1.68 per share, in connection with services provided to us by such parties.

We believe that each of such issuances was exempt from registration under the Securities Act in reliance on (i) Section 4(a)(2) of the Securities Act or Rule 506 promulgated thereunder as transactions by an issuer not involving a public offering, (ii) under Rule 701 promulgated under the Securities Act in that transactions were under compensatory benefit plans and contracts relating to compensation or (iii) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was either an accredited investor within the meaning of Rule 501 of Regulation D under the Securities Act or was our employee, director or consultant and received the securities under our equity incentive plans. None of these transactions involved any underwriters, underwriting discounts or commissions or any public offering. All recipients had adequate access, through their relationships with us to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 8.	Exhibits

(a)    The following documents are filed as part of this registration statement:

1.1	Form of Underwriting Agreement.*

3.1	Form of Articles of Association of Gyroscope Therapeutics Holdings plc.*

4.1	Form of Deposit Agreement.*

4.2	Form of American Depositary Receipt (included in Exhibit 4.1).*

5.1	Form of opinion of Davis Polk & Wardwell London LLP.*

10.1	Amended and Restated Exclusive Patent Licence Agreement, dated as of March 26, 2021, by and between Gyroscope Therapeutics Limited and Syncona IP Holdco Limited.#

10.2	License Agreement, dated as of May 12, 2016, by and between Gyroscope Therapeutics Limited and Cambridge Enterprise Limited.**#

10.3	Asset Purchase Agreement, dated as of March 29, 2018, by and between Orbit Biomedical Limited and Janssen Biotech, Inc.**#

10.4	Gyroscope Therapeutics Limited Share Option Plan.*+

10.5	Gyroscope Therapeutics Limited Series C Share Option Plan.*+

10.6	Gyroscope Therapeutics Limited Employee Share Program.*+

10.7	Form of Gyroscope Therapeutics Holdings plc 2021 Equity Incentive Plan.*+

10.8	Form of Gyroscope Therapeutics Holdings plc Employee Share Purchase Plan*+

10.9	Form of Deed of Indemnity between the registrant and each of its members of senior management and directors.*

10.10	Registration Rights Agreement between the registrant and the shareholders listed therein*

16.1	Letter from Grant Thornton UK LLP to the Securities and Exchange Commission.*

21.1	List of subsidiaries.*

23.1	Consent of Deloitte LLP.*

23.2	Consent of Davis Polk & Wardwell London LLP (included in Exhibit 5.1).*

24.1	Powers of attorney (included on signature page to the registration statement).*

99.1	Request for Waiver from Requirements of Form 20-F, Item 8.A.4, dated February 19, 2021.*

*	To be filed by amendment.
**	Previously filed.
+	Indicates management contract or compensatory plan.
#	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K.

(b)    Financial Statement Schedules

None.

Item 9.	Undertakings

(a)    The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)    The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York on              , 2021.

Gyroscope Therapeutics Holdings Limited

By:
Name: Khurem Farooq
Title: Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Khurem Farooq and Elaine Johnston and each of them, individually, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead in any and all capacities, in connection with this registration statement, including to sign in the name and on behalf of the undersigned, this registration statement and any and all amendments thereto, including post-effective amendments and registrations filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on                  , 2021 in the capacities indicated:

Name	Title

Chief Executive Officer and Director (principal executive officer)
Khurem Farooq

Chief Financial Officer (principal financial officer and principal accounting officer)
Jessica Stitt

Chairman of the Board of Directors
Chris Hollowood, Ph.D.

Director
Sean Bohen, M.D., Ph.D.

Director
Ian Clark

Director
Jennifer Cook

Director
David Fellows

Director
Renée Galá

Director
Wouter Joustra

Director
Maha Katabi, Ph.D.

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Gyroscope Therapeutics Holdings Limited has signed this registration statement on                 , 2021.

GYROSCOPE USA, INC.

By:
Name:
Title: